As filed with the Securities and Exchange Commission on November 17, 2014.

Registration No. 333-200038

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

GOPRO, INC.

(Exact name of registrant as specified in its charter)

Delaware	3600	77-0629474
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial code number)	(I.R.S. employer identification no.)

Copies to:

GoPro, Inc.

3000 Clearview Way

San Mateo, California 94402

(650) 332-7600

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Nicholas Woodman

Chief Executive Officer

GoPro, Inc.

3000 Clearview Way

San Mateo, California 94402

(650) 332-7600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael T. Esquivel, Esq. Cynthia C. Hess, Esq. Daniel J. Winnike, Esq. Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 988-8500	Sharon Zezima, Esq. GoPro, Inc. 3000 Clearview Way San Mateo, California 94402 (650) 332-7600	Robert G. Day, Esq. Allison B. Spinner, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A common stock, par value $0.0001 per share	11,914,575	$78.12	$930,766,599	$108,156

(1)	Includes an additional 1,554,075 shares that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the reported high and low sales prices on November 14, 2014 of the Registrant’s Class A common stock as listed on the NASDAQ Global Select Market.
(3)	The Registrant previously paid $92,960 of the total registration fee in connection with the previous filing of this Registration Statement. In accordance with Rule 457(a), an additional registration fee of $15,196 is being paid in connection with this amendment to the Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and neither we nor the selling stockholders are soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated November 17, 2014

Preliminary Prospectus

10,360,500 shares

Class A common stock

We are selling 1,287,533 shares of Class A common stock, and the selling stockholders are selling 9,072,967 shares of Class A common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.

We have two classes of outstanding common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except voting and conversion rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to 10 votes and is convertible at any time into one share of Class A common stock. The holders of our outstanding Class B common stock will hold approximately 96.1% of the voting power of our outstanding capital stock following this offering, with our executive officers and directors and their affiliates holding approximately 65.0%, and Nicholas Woodman, our Chief Executive Officer, holding approximately 42.5% after his sale of 4,078,800 shares of Class A common stock in this offering.

Our Class A common stock is listed on the NASDAQ Global Select Market under the symbol “GPRO.” On November 14, 2014 the last reported sale price of our Class A common stock was $79.15 per share.

We are an “emerging growth company” as defined under the federal securities laws. Investing in our Class A common stock involves a high degree of risk. See “Risk factors” beginning on page 15.

	Per share	Total

Public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds to GoPro, Inc., before expenses	$	$

Proceeds to selling stockholders	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

Certain of the selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to 1,554,075 additional shares of Class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Class A common stock to purchasers on                     , 2014.

J.P. Morgan	Barclays	Morgan Stanley	Citigroup

Allen & Company LLC	Stifel	Baird

JMP Securities	Piper Jaffray	Raymond James

                    , 2014

Gopro® Be a HERO.

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission, or SEC. Neither we, the selling stockholders nor the underwriters have authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus filed with the SEC. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the selling stockholders are offering to sell, and seeking offers to buy, our Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: Neither we, the selling stockholders nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of Class A common stock and the distribution of this prospectus outside the United States.

Prospectus summary

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our Class A common stock. You should read the entire prospectus carefully, including “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision.

Company overview

GoPro is transforming the way consumers capture, manage, share and enjoy meaningful life experiences. We do this by enabling people to capture compelling, immersive photo and video content of themselves participating in their favorite activities. Our customers include some of the world’s most active and passionate people. The volume and quality of their shared GoPro content, coupled with their enthusiasm for our brand, are virally driving awareness and demand for our products. To date, we have generated substantially all of our revenue from the sale of our cameras and accessories and we believe that the growing adoption of our capture devices and the engaging content they enable, position GoPro to become an exciting new media company.

What began as an idea to help athletes document themselves engaged in their sport has become a widely adopted solution for people to document themselves engaged in their interests, whatever they may be. From extreme to mainstream, professional to consumer, GoPro has enabled the world to capture and share its passions, and the world, in turn, is enabling GoPro to become one of the most exciting and aspirational companies of our time.

In 2011, 2012, 2013 and the nine months ended September 30, 2014, we generated revenue of $234.2 million, $526.0 million, $985.7 million and $760.3 million and reported net income of $24.6 million, $32.3 million, $60.6 million and $5.8 million, respectively.

Our business focus

Enabling engaging content is at the core of our business. We develop hardware and software solutions to alleviate consumer pain points associated with capturing, managing, sharing and enjoying engaging content.

Capture

Our mountable and wearable cameras and accessories, which we refer to as capture devices, enable professional-quality capture and exceptional versatility at affordable prices. Our products’ small, lightweight, yet durable designs make them easy to use even in highly challenging situations. In addition, our remote control solutions and our seamless integration with mobile devices via the GoPro App, our mobile application, enable engaging self-capture during virtually any activity.

Since launching our first high-definition, or HD, capture device in July 2009, we have sold more than 10.3 million HD cameras, including more than 3.8 million in 2013 and 2.8 million in the nine months ended September 30, 2014. We sell our products in over 100 countries and through more than 25,000 retail stores. According to The NPD Group’s Retail Tracking Service, GoPro was the #1 selling camcorder (by dollars and units) and a top six selling camera accessory company (by dollars and units) in the United States in 2013. Also according to The NPD Group, our HERO cameras represented a 45% share of the U.S. camcorder market (by dollars) in 2013, up from an 11% share during December 2011 and our camera accessories represented a 4% share of the U.S. camera accessory market (by dollars) in 2013.

Manage

We seek to eliminate the pain point of managing content by making it easy for our customers to transfer footage from their cameras to a system that efficiently organizes their content and facilitates convenient editing and sharing. GoPro Studio, our desktop application, and the GoPro App, reflect the early stages of our content management platform strategy.

GoPro Studio enables our customers to quickly edit simple or complex videos and create videos from time-lapse photo sequences. Since January 1, 2014, there have been more than 3.1 million installations of GoPro Studio. During the third quarter of 2014, our customers in the aggregate exported, on average, more than 30,000 videos per day using GoPro Studio.

In addition to facilitating full camera control from a mobile device, the GoPro App enables a customer to easily and wirelessly copy footage from a GoPro camera to a mobile device for storage and sharing without a computer.

Share

By facilitating the capture, management and editing of engaging photos and videos, we are ultimately helping our customers share more compelling personal content. GoPro Studio and the GoPro App facilitate the posting of photos and videos directly to leading social networks and content platforms, including Facebook, Instagram, Twitter, Vimeo and YouTube. Thousands of GoPro customer photos and videos are shared daily, driving awareness and enthusiasm for our customers’ content, as well as for GoPro’s own brand and products. In 2013, our customers uploaded to YouTube approximately 2.8 years’ worth of video featuring “GoPro” in the title. In the third quarter of 2014, there were over 79 million views of content published on the GoPro

Channel on YouTube, representing a 99% increase compared to the third quarter of 2013. This viewed content represented over 2.6 million watched hours of videos on the YouTube GoPro Channel alone.

Enjoy

GoPro enables the production of entertaining and inspiring content, both in the form of our customers’ user-generated content, or UGC, as well as GoPro originally produced content, that we collectively refer to as GoPro programming. This often features professional athletes, celebrities and entertainers, as well as everyday people engaged in their favorite activities. Having recognized the role GoPro content plays in attracting and exciting consumers, we are expanding the distribution of GoPro programming to engage and build relationships with even those consumers who do not own a GoPro capture device.

We distribute GoPro programming through what we refer to as the GoPro Network, a collection of GoPro Channels hosted on a variety of platforms, including the following:

•	Facebook: over 8.0 million “likes;”

•	Instagram: over 3.3 million followers;

•	Twitter: over 1.1 million followers; and

•	YouTube: over 608 million video views and over 2.4 million subscribers.

As of December 31, 2013, we had not derived revenue from the distribution of, or social engagement with, our content on the GoPro Network. However, in the first quarter of 2014, we entered into an agreement with Microsoft to develop and launch the GoPro Channel on Xbox 360 and Xbox One, leading delivery systems for IP video streams on connected televisions, that will provide us with access to advertising revenue, fees from third-party sponsorship of the GoPro Channel and the ability to sell our capture devices directly to consumers as they watch GoPro programming. We began generating revenue from GoPro Channel advertising and sponsorship opportunities on Xbox Live and GoPro Channel advertising on YouTube and Virgin America in the second quarter of 2014. We do not expect the revenue earned from these GoPro Channels to be material to us in 2014. We will seek to increase revenue from these GoPro channels and pursue new revenue opportunities from the distribution of engaging GoPro content.

The virtuous cycle

We believe our business focus results in a virtuous cycle and a self-reinforcing consumer acquisition model that fuels our growth. Our products in the hands of our customers enable compelling, authentic content that organically increases awareness for GoPro and drives demand for our products.

The GoPro opportunity

We believe the following create an attractive market opportunity for GoPro.

Consumers want an easy way to self-capture engaging content

Before GoPro, if people wanted compelling, high-quality footage of themselves engaged in activities, they needed a skilled third-party camera operator and often required expensive, fragile and cumbersome camera equipment.

GoPro has enabled a new era of convenient self-documentation. Our products’ high-performance features, ease of use and versatility, made available at affordable price points, provide a premium-quality self-capture solution that appeals to both consumers and professionals.

Consumers want a quick, easy way to manage, edit and share their content

Managing, editing and sharing engaging, high-quality content often requires substantial time, resources and skill. GoPro Studio and the GoPro App begin to address these pain points by offering intuitive, easy-to-use tools for managing, editing and sharing professional-grade footage. As social media and content sharing outlets like Facebook, Instagram, Twitter, Vimeo and YouTube proliferate, we see an opportunity to further develop our currently separate software solutions into an integrated and enhanced GoPro content management platform.

Consumers continue to replace traditional cameras with mobile devices

As mobile devices continue to displace traditional cameras and camcorders, we believe consumers will seek capture devices that offer differentiated capabilities like GoPro products. Moreover, we believe mobile devices complement our products. With the GoPro App, mobile devices can be used to remotely control GoPro cameras, thereby optimizing customers’ ability to self-capture high-quality content of themselves and their activities. The GoPro App also enables customers to manage and share their captured content without the need for a computer. Furthermore, smartphones and tablets expand consumers’ ability to access and enjoy GoPro content online.

Consumers want compelling content on demand

We believe consumer demand for compelling content combined with GoPro’s self-capture technology and the explosive popularity of social media create a significant media opportunity for GoPro. GoPro programming has developed a dedicated and growing audience. We believe GoPro is well-positioned to become the first media company whose content is captured exclusively using its own hardware. We will continue to expand our distribution of GoPro programming and the reach of the GoPro Network to new platforms such as Xbox Live.

What makes GoPro unique

Category-defining self-capture devices

Our capture devices offer our customers, both consumers and professionals, exceptional capabilities that have earned us multiple awards, including a 2013 technical Emmy Award. Our cameras’ small, lightweight, yet durable designs make them easy to use even in highly challenging situations, and along with their affordable prices, encourage adoption and experimentation that often leads to interesting content. In addition, our broad portfolio of mountable and wearable accessories enables multiple use cases and facilitates a differentiated self-capture experience than that of traditional cameras and smartphones. Our products have been embraced by media professionals and are used in production by The Discovery Channel, ESPN and other networks.

Passionate consumer- and content-supported business model

Our business model is supported by some of the world’s most active and influential consumers who use GoPro to capture and share their life experiences and interests. Their shared content excites and inspires others around the world to do the same, which we believe, leads to higher camera and accessory sales and, in turn, a massive volume of UGC.

Best-in-class marketing relationships

GoPro has established marketing relationships with more than 130 athletes, celebrities and entertainers, and sponsors more than 200 sporting events annually, including the X Games, Supercross and ASP world surfing championship events. We partner with athletes such as Olympic gold medal winning snowboarder Shaun White and 11-time world champion surfer Kelly Slater, as well as entertainers, such as Foo Fighters, Jane’s Addiction, Guy Fieri and Alton Brown, and producers of popular television shows. We also have promotional agreements with recreational destination resorts, such as all Vail Company resorts and the Whistler Blackcomb resort. Validating the quality of our products and our growing role as a media brand, we are approached by professionals and organizations seeking to leverage GoPro as a media platform to distribute their own branded content captured with our products.

Differentiated sales strategy with specialty retailers

Since our first sale in 2004, our distribution strategy has focused on specialty retailers, including surf, ski and motorsports outlets, where we believe GoPro is often the only capture device sold in-store. Our early, first-mover relationships with these retailers and their customers helped us establish an authenticity that remains a cornerstone of our business. This focus on the specialty retail channel has also enabled us to develop a high-touch, differentiated sales network of more than 25,000 stores globally that we believe is difficult to replicate.

Strong, global brand

Over the past 10 years, we have built a powerful brand that is emblematic of the pursuit and celebration of human passion. Our trademarks, “GoPro” and “Be a Hero,” are relevant and aspirational to consumers, as reflected in the variety of our customers’ shared content, which spans from our roots in action sports to now include family, travel, music, science and other areas of human interest. The strength of our brand is further evidenced by our customers’ frequent tagging, titling and describing of their footage as “GoPro” content.

A company culture built around our vision

GoPro was founded by dedicated sports enthusiasts who wanted a better way to document and share their personal passions. As we have grown, we have remained focused on hiring employees who share this same ethos, whatever their personal interests may be. We have built a team focused on developing innovative solutions to the problems we encounter during our own self-capture pursuits, and we believe our employees’ shared passion, experience and vision represent an increasingly important competitive advantage.

Our strategy

We intend to expand our existing capture business with content management, editing and sharing solutions to provide increased value to our customers, introduce new revenue streams and further differentiate us from competitors. Key components of our strategy include the following:

Continue to introduce innovative capture devices

We relentlessly pursue our goal of developing the world’s most versatile capture devices and enabling self-capture during any activity. In furtherance of this goal, in September 2014 we introduced our line of HERO4 capture devices and our HERO entry-level capture device. To stay at the forefront of our industry, we are focused on continued product innovation and leadership. Areas of innovation include custom sensor and digital signal processing technologies as well as custom lens, audio, battery and accessory design.

Develop seamless content management, editing and sharing solutions

We are developing an integrated content management platform to simplify the organizing, editing and sharing of engaging content. Our October 2013 acquisition of General Things Inc., a web development firm, has provided us with additional software competencies to accelerate this process. In addition, we may seek to leverage our content management platform as a new revenue stream.

Scale as a media brand

We are investing to scale GoPro as a media entity and develop new revenue opportunities by increasing production of GoPro originally produced content while simultaneously increasing the aggregation and redistribution of our customers’ “best of” UGC. Additionally, we are investing to develop, distribute and promote GoPro programming on additional partner platforms such as Virgin America and Xbox Live.

Expand into new vertical markets

Leveraging the product development and sales and marketing strategies that have enabled us to be a leader in vertical markets such as skiing, surfing and motorsports, we are targeting new vertical markets where we believe GoPro can authentically deliver meaningful solutions to consumers.

Grow internationally

We believe that international markets represent a significant growth opportunity for us. We plan to capitalize on the strength of our brand to increase our presence worldwide through additional retailers and strategic distribution partnerships.

Expand in-store brand and sales footprint

We invest heavily to produce GoPro-branded, video-enabled point of purchase, or POP, merchandising displays that we make available to nearly all of the retail outlets through which our products are sold. Having recognized our sales success in these stores, coupled with our expanding product portfolio, we are working with our retailers to further expand the footprint of our POP displays. For example, in October 2014, we began to increase the size of our POP displays in many Best Buy stores.

Extend strategic marketing relationships

We form relationships with marketing partners that use our products and services to promote their own brands and properties. As a result, GoPro benefits not only from the expanded brand awareness that traditionally comes with such marketing partnerships, but also from being recognized as our partners’ technology enabler. We will continue developing and leveraging strategic marketing relationships to increase GoPro brand awareness.

Expand brand awareness through increased advertising

Notwithstanding the visibility we have gained in the consumer markets where we have historically focused, we believe consumers in many other markets are not familiar with our brand and products. We believe this underscores a significant opportunity for GoPro to expand awareness through increased advertising on television, in print, online, and on billboards and other out of home advertising, while continuing to scale our promotional marketing efforts and trade show presence.

Risk factors

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks highlighted in the section titled “Risk factors” following this prospectus summary before making an investment decision. These risks include:

•

We operate in a highly competitive market and the size and resources of some of our competitors may allow them to compete more effectively than we can, which could result in a loss of our market share and a decrease in our revenue and profitability.

•	We depend on sales of our capture devices for substantially all of our revenue, and any decrease in the sales of these products would harm our business.

•	We rely on third-party suppliers, some of which are sole-source suppliers, to provide components for our products.

•	We do not expect to continue to grow in the future at the same rate as we have in the past and profitability in recent periods might not be indicative of future performance.

•	If our sales during the holiday season fall below our forecasts, our overall financial condition and results of operations could be adversely affected.

•	We may have difficulty in accurately predicting our future customer demand, which could adversely affect our operating results.

•	Our success depends on our ability to maintain the value and reputation of our brand.

•	To remain competitive and stimulate customer demand, we must successfully manage frequent product introductions and transitions.

•	We are subject to international business uncertainties.

•	We are highly dependent on our Chief Executive Officer, or CEO.

•	If we do not effectively maintain and further develop our sales channels, including developing and supporting our retail sales channel and distributors, our business could be harmed.

•	Any material disruption of our information systems could adversely affect our operating results.

Corporate information

We were incorporated as Woodman Labs, Inc. in California and began doing business as GoPro in February 2004. We reincorporated in Delaware in December 2011 and in February 2014 we changed our name to GoPro, Inc. Our principal executive offices are located at 3000 Clearview Way, San Mateo, California 94402, and our telephone number is (650) 332-7600. Our website address is www.gopro.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus. Investors should not rely on any such information in deciding whether to purchase our Class A common stock. We have included our website address in this prospectus solely as an inactive textual reference.

Unless the context indicates otherwise, as used in this prospectus, the terms “GoPro,” “we,” “us,” “our” and the “Company” refer to GoPro, Inc., a Delaware corporation, and its subsidiaries taken as a whole, unless otherwise noted.

We have registered a number of trademarks including “GOPRO,” “HERO,” “BACPAC” and “CINEFORM” and have filed with the U.S. Patent and Trademark Office to register the GoPro logo and GoPro Be a Hero logo. This prospectus also includes references to trademarks and service marks of other entities, and those trademarks and service marks are the property of their respective owners.

The offering

Class A common stock offered by us	1,287,533 shares

Class A common stock offered by the selling stockholders	9,072,967 shares

Option to purchase additional shares of Class A common stock	1,554,075 shares of Class A common stock being offered by certain of the selling stockholders

Class A common stock to be outstanding after this offering	36,652,904 shares (38,206,979 shares if the option to purchase additional shares is exercised in full)

Class B common stock to be outstanding after this offering	91,118,638 shares (89,564,563 shares if the option to purchase additional shares is exercised in full)

Total common stock to be outstanding after this offering	127,771,542 shares

Use of proceeds	The principal purposes of this offering are to raise additional capital, facilitate an orderly distribution of shares for the selling stockholders in this offering and increase our public float. We expect to use the net proceeds from this offering for general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, technologies or assets. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

Voting rights

We have two classes of authorized common stock: Class A common stock and Class B common stock. The rights of the holders of our Class A and Class B common stock are identical, except with respect to voting and conversion. The holders of our Class B common stock are entitled to 10 votes per share, and the holders of our Class A common stock are entitled to one vote per share. The holders of our Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by law. Each share of our Class B common stock is convertible into one share of our Class A common stock at any time and will convert automatically upon certain transfers or the date that the total number of shares of Class B common stock outstanding represents less than 10% of the total number of shares of Class A and Class B common stock outstanding. The holders of our outstanding Class B common stock will hold approximately 96.1% of the voting power of our outstanding capital stock following this offering, with our executive officers and directors and their affiliates holding approximately 65.0%, and Mr. Woodman, our CEO, holding approximately 42.5% after his sale of 4,078,800 shares of Class A common stock in this offering. These holders will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change in control transaction. See “Principal and selling stockholders” and “Description of capital stock.”

NASDAQ symbol	GPRO

The number of shares of our Class A and Class B common stock to be outstanding after this offering is based on (i) 26,292,404 shares of Class A common stock and 99,484,734 shares of Class B common stock outstanding as of September 30, 2014, (ii) the exercise of options for the purchase of 1,283,671 shares of Class B common stock by certain selling stockholders and the conversion of such shares into the same number of shares of Class A common stock for sale in this offering and (iii) the contribution of 576,800 shares of Class B common stock by Mr. Woodman to us in respect of stock options exercised by a certain selling stockholder and excludes:

•

27,095,134 shares of Class B common stock issuable upon the exercise of stock options outstanding as of September 30, 2014 with a weighted average exercise price of $5.17 per share and 3,804,426 shares of Class B common stock issuable upon settlement of restricted stock units, or RSUs, outstanding as of September 30, 2014 under our 2010 Equity Incentive Plan, or 2010 Plan;

•

422,828 shares of Class A common stock issuable upon the exercise of stock options outstanding as of September 30, 2014 with a weighted average exercise price of $45.52 per share and 95,877 shares of Class A common stock issuable upon settlement of RSUs outstanding as of September 30, 2014 under our 2014 Equity Incentive Plan, or 2014 Plan;

•

The effect of the contribution back to us of a number of shares of Class B common stock equal to the number of shares we issue upon exercise of an outstanding option for the purchase of 5,918,984 shares of Class B common stock (other than those shares of Class B common stock contributed back to us in respect of stock options exercised by a certain selling stockholder); see “Certain relationships and related person transactions—Equity grants and contribution agreements;”

•

150,000 shares of Class A common stock issuable upon the exercise of stock options granted after September 30, 2014 under our 2014 Plan with an exercise price equal to the last reported sale price of our Class A common stock on the NASDAQ Global Select Market on the date of this prospectus;

•	367,620 shares of Class A common stock issuable upon settlement of RSUs granted after September 30, 2014 under our 2014 Plan;

•	272,117 shares of Class B common stock subject to a right of repurchase by us outstanding as of September 30, 2014;

•	13,404,260 shares of Class A common stock reserved for future issuance under our 2014 Plan; and

•	3,367,557 shares of Class A common stock reserved for future issuance under our 2014 Employee Stock Purchase Plan, or ESPP.

Our 2014 Plan and ESPP also provide for automatic annual increases in the number of shares reserved under the plans, as more fully described in “Executive compensation—Employee benefit plans.”

Unless otherwise noted, all information in this prospectus assumes:

•	no exercise of the underwriters’ option to purchase up to 1,554,075 additional shares of Class A common stock from certain of the selling stockholders in this offering;

•

the conversion by the selling stockholders of shares of our Class B common stock into the same number of shares of our Class A common stock, in each case in connection with the closing of this offering; and

•	no exercise of options, warrants or similar rights outstanding as of the date of this prospectus.

Summary consolidated financial data

The following tables summarize our consolidated financial data and should be read together with “Selected consolidated financial data,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements, related notes and other financial information included elsewhere in this prospectus.

We derived the consolidated statements of operations data for the years ended December 31, 2011, 2012 and 2013 and the balance sheet data as of December 31, 2013 from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the nine months ended September 30, 2013 and 2014 and the consolidated balance sheet data as of September 30, 2014 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial statements on the same basis as the audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments that, in our opinion, are necessary to state fairly the financial information set forth in those statements. Our historical results are not necessarily indicative of the results we expect in the future, and our interim results should not necessarily be considered indicative of results we expect for the full year or any other period.

Consolidated statements of operations data:	Year ended December 31,			Nine months ended September 30,
(in thousands, except per share amounts)	2011	2012	2013	2013	2014

Revenue	$234,238	$526,016	$985,737	$624,285	$760,292
Cost of revenue(1)	111,683	298,530	623,953	414,005	436,870

Gross profit	122,555	227,486	361,874	210,280	323,422

Operating expenses:
Research and development(1)	8,644	36,115	73,737	48,286	105,778
Sales and marketing(1)	64,375	116,855	157,771	112,151	133,151
General and administrative(1)	10,757	20,899	31,573	21,715	71,146

Total operating expenses	83,776	173,869	263,081	182,152	310,075

Operating income	38,779	53,617	98,703	28,128	13,347
Other income (expense), net	12	(407)	(7,374)	(5,150)	(4,945)

Income before income taxes	38,791	53,210	91,329	22,978	8,402
Income tax expense	14,179	20,948	30,751	6,129	2,574

Net income	$24,612	$32,262	$60,578	$16,849	$5,828

Weighted-average shares used to compute net income per share attributable to common stockholders(2):
Basic	73,481	74,226	81,018	80,914	96,905

Diluted	78,551	74,226	98,941	98,671	115,578

Net income per share attributable to common stockholders(2):
Basic	$0.26	$0.07	$0.54	$0.15	$0.05

Diluted	$0.24	$0.07	$0.47	$0.13	$0.04

Other financial information:
Adjusted EBITDA	$52,873	$75,288	$133,726	$51,870	$90,526

(footnotes appear on the following page)

(1)	Includes stock-based compensation expense as follows:

	Year ended December 31,			Nine months ended September 30,
(in thousands)	2011	2012	2013	2013	2014
Cost of revenue	$122	$333	$690	$530	$555
Research and development	261	1,452	3,003	1,737	5,486
Sales and marketing	7,690	6,335	5,670	4,077	6,293
General and administrative	902	1,036	1,524	1,003	39,809

Total stock-based compensation expense	$8,975	$9,156	$10,887	$7,347	$52,143

(2)	See Note 8 of our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our historical basic and diluted net income per share attributable to common stockholders.

Adjusted EBITDA

We use adjusted EBITDA as a key measure to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating adjusted EBITDA can provide a useful measure for period-to-period comparisons of our business. Accordingly, we believe that adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

Adjusted EBITDA is not prepared in accordance with U.S. generally accepted accounting principles, or GAAP, and should not be considered in isolation from, or as an alternative to, measures prepared in accordance with GAAP. In addition, adjusted EBITDA is not based on any comprehensive set of accounting rules or principles. As a non-GAAP measure, adjusted EBITDA has limitations in that it does not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP. Some of these limitations are:

•	adjusted EBITDA does not reflect interest expense, or the cash requirements necessary to service interest or principal payments on our debt;

•	adjusted EBITDA does not reflect the amounts we paid in taxes or other components of our tax expense;

•	adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	adjusted EBITDA does not reflect the non-cash component of employee compensation;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, including POP displays, and adjusted EBITDA does not reflect any cash requirements for such replacements; and

•	other companies may calculate adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, you should consider adjusted EBITDA alongside other financial performance measures, including our financial results presented in accordance with GAAP.

The following table presents a reconciliation of net income to adjusted EBITDA:

	Year ended December 31,			Nine months ended September 30,
(in thousands)	2011	2012	2013	2013	2014

Net income	$24,612	$32,262	$60,578	$16,849	$5,828
Income tax expense	14,179	20,948	30,751	6,129	2,574
Interest (income) and expense, net	(12)	346	6,018	4,129	4,009
Depreciation and amortization	1,517	3,975	12,034	8,508	12,769
POP display amortization	3,602	8,601	13,458	8,908	13,203
Stock-based compensation	8,975	9,156	10,887	7,347	52,143

Adjusted EBITDA	$52,873	$75,288	$133,726	$51,870	$90,526

The following table presents our summary unaudited consolidated balance sheet data on an actual basis and on an as adjusted basis as of September 30, 2014:

	As of September 30, 2014
(in thousands)	Actual	As adjusted(1)(2)

Consolidated balance sheet data:
Cash and cash equivalents	$237,749	$337,227
Working capital	273,394	372,872
Total assets	589,058	688,536
Total stockholders’ equity	350,661	450,139

(1)	The as adjusted column gives effect to the (i) the issuance of 1,283,671 shares of our Class B common stock upon the exercise of outstanding stock options with an aggregate exercise price of $2.3 million by certain selling stockholders in connection with this offering and the contribution back to us by a certain stockholder of 576,800 shares of our Class B common stock in respect of stock options exercised by a selling stockholder, and (ii) the sale by us of 1,287,533 shares of Class A common stock in this offering, at an assumed public offering price of $79.15 per share, the last reported sale price of our Class A common stock on the NASDAQ Global Select Market on November 14, 2014, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)	Each $1.00 increase or decrease in the assumed public offering price of $79.15 per share, the last reported sale price of our Class A common stock on the NASDAQ Global Select Market on November 14, 2014, would increase or decrease, respectively, our cash, working capital, total assets and total stockholders’ equity by $1.2 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions.

Risk factors

You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision. Our business, financial condition and results of operations could be materially and adversely affected if any of the following risks, or other risks and uncertainties that are not yet identified or that we currently think are immaterial, actually occur. In that event, the trading price of our shares may decline, and you may lose part or all of your investment.

Risks related to our business and industry

We operate in a highly competitive market and the size and resources of some of our competitors may allow them to compete more effectively than we can, which could result in a loss of our market share and a decrease in our revenue and profitability.

The market for capture devices, including cameras and camcorders, is highly competitive. Further, we expect competition to intensify in the future as existing competitors introduce new and more competitive offerings alongside their existing products, and as new market entrants introduce new products into our markets. We compete against established, well-known camera manufacturers such as Canon Inc., Nikon Corporation, Olympus Corporation, Polaroid Holding Corporation and Vivitar Corporation, large, diversified electronics companies such as JVC Kenwood Corporation, Panasonic Corporation, Samsung Electronics Co., Sony Corporation and Toshiba Corporation, and specialty companies such as Garmin Ltd. Many of our current competitors have substantial market share, diversified product lines, well-established supply and distribution systems, strong worldwide brand recognition and greater financial, marketing, research and development and other resources than we do. In addition, many of our existing and potential competitors enjoy substantial competitive advantages, such as:

•	longer operating histories;

•	the capacity to leverage their sales efforts and marketing expenditures across a broader portfolio of products;

•	broader distribution and established relationships with channel partners;

•	access to larger established customer bases;

•	greater resources to make acquisitions;

•	larger intellectual property portfolios; and

•	the ability to bundle competitive offerings with other products and services.

Moreover, smartphones and tablets with photo and video functionality have significantly displaced traditional camera sales. It is possible that, in the future, the manufacturers of these devices, such as Apple Inc. and Samsung, may design them for use in a range of conditions, including challenging physical environments, or develop products similar to ours. In addition to competition or potential competition from large, established companies, new companies may emerge and offer competitive products. Further, we are aware that certain companies have developed cameras designed and labeled to appear similar to our products, which may confuse consumers or distract consumers from purchasing GoPro products.

Increased competition may result in pricing pressures and reduced profit margins and may impede our ability to continue to increase the sales of our products or cause us to lose market share, any of which could substantially harm our business and results of operations.

We depend on sales of our capture devices for substantially all of our revenue, and any decrease in the sales of these products would harm our business.

To date, substantially all of our revenue has been derived from sales of our capture devices, and we expect to continue to derive the substantial majority of our revenue from sales of cameras and accessories for the foreseeable future. A decline in the price of these products, whether due to macroeconomic conditions, competition or otherwise, or our inability to increase sales of these products, would harm our business and operating results more seriously than it would if we derived significant revenue from a variety of product lines and services. Any decrease in the sales of our capture devices would harm our business. While we are evaluating other products and services to add to our offerings, we may not be successful in identifying or executing on such opportunities, and we expect sales of capture devices to represent a substantial portion of our revenue for the foreseeable future. As a result, our future growth and financial performance will depend heavily on our ability to develop and sell enhanced versions of our capture devices. If we fail to deliver product enhancements, new releases or new products that our customers want, our business and results of operations would be harmed.

We rely on third-party suppliers, some of which are sole-source suppliers, to provide components for our products.

All of the components that go into the manufacture of our cameras and accessories are sourced from third-party suppliers, and some of these components are provided by a single supplier or by a supplier that could potentially become a competitor. If we lose access to components from a particular supplier, or experience a significant disruption in the supply of products and components from a current supplier, we may be unable to locate alternative suppliers of comparable quality at an acceptable price, or at all, and our business could be materially and adversely affected. In addition, if we experience a significant increase in demand for our products, our suppliers might not have the capacity or elect to meet our needs as they allocate components to other customers. Identifying a suitable supplier is an involved process that requires us to become satisfied with the supplier’s quality control, responsiveness and service, financial stability and labor and other ethical practices, and if we seek to source materials from new suppliers there can be no assurance that we could do so in a manner that does not disrupt the manufacture and sale of our products. Our reliance on single source, or a limited number of, suppliers involves a number of additional risks, including risks related to:

•	supplier capacity constraints;

•	price increases;

•	timely delivery;

•	component quality;

•	failure of a key supplier to remain in business and adjust to market conditions;

•	delays in, or the inability to execute on, a supplier roadmap for components and technologies; and

•	natural disasters, fire, acts of terrorism or other catastrophic events.

In particular, we incorporate video compression and image processing semiconductors from one provider, Ambarella, Inc., into all of our cameras, and we do not have an alternative supplier for these key components. If Ambarella stopped supplying components on acceptable terms, or at all, or we experienced delays in receipt of components from Ambarella, we would experience a significant disruption in our ability to produce our products, and our business would be materially and adversely affected.

We do not expect to continue to grow in the future at the same rate as we have in the past and profitability in recent periods might not be indicative of future performance.

Although our revenue and profitability have grown rapidly from 2009 through the nine months ended September 30, 2014, you should not consider our recent revenue growth as indicative of our future performance. In future periods, our revenue could decline or grow more slowly than we expect. We also may incur significant losses in the future for a number of reasons, including other risks described in this prospectus, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors.

If our sales during the holiday season fall below our forecasts, our overall financial condition and results of operations could be adversely affected.

Seasonal consumer shopping patterns significantly affect our business. Specifically, our revenue is traditionally strongest in the fourth quarter of each year due to increased consumer purchases during holiday periods, and fourth quarter revenue comprised 44% and 37% of our 2012 and 2013 revenue, respectively. Given the strong seasonal nature of our sales, appropriate forecasting is critical to our operations. We anticipate that this seasonal impact on our net sales is likely to continue and any shortfall in expected fourth quarter net sales, due to macroeconomic conditions, a decline in the effectiveness of our promotional activities or supply chain disruptions, or for any other reason, would cause our annual results of operations to suffer significantly.

In contrast, a substantial portion of our expenses are personnel related and include salaries, stock-based compensation, benefits and incentive-based compensation plan expenses, which are not seasonal in nature. Accordingly, in the event of revenue shortfalls, we are generally unable to mitigate the negative impact on margins in the short term. If this were to occur, our operating results would be harmed.

We may have difficulty in accurately predicting our future customer demand which could adversely affect our operating results.

To ensure adequate inventory supply and meet the demands of our retailers and distributors, we must forecast inventory needs and place orders with our contract manufacturers and component suppliers based on our estimates of future demand for particular products. We have relatively recently begun producing our products in substantial volumes, and we have experienced rapid growth. We may be unable to meet customer, retailer or distributor demand for our products or may be required to incur higher costs to secure the necessary production capacity and components. We could also overestimate future sales of our products and risk carrying excess product and component inventory. Further, our ability to accurately forecast demand for our products could be affected by other factors, including product introductions by competitors, unanticipated changes in general market demand, macroeconomic conditions or consumer confidence. If we fail to continue to develop the infrastructure that enables us to accurately forecast customer demand for our products, our business and operating results could be adversely affected.

Our success depends on our ability to maintain the value and reputation of our brand.

Our success depends on the value and reputation of our brand, including our primary trademarks “GoPro” and “Be a Hero.” The GoPro name and premium brand image are integral to the growth of our business and expansion into new vertical markets. Maintaining, promoting and positioning our brand will largely depend on the success of our marketing and merchandising efforts and our ability to provide consistent, high quality products. If we fail to achieve these objectives or if our public image or reputation were to be tarnished by negative publicity, our brand, business and operating results could be adversely affected. Negative publicity regarding the athletes we sponsor and celebrities we are associated with, our products, our customers’ UGC and the labor policies of any of our suppliers or manufacturers could create corresponding negative publicity for us, harm our brand image and, as a result, adversely impact our sales and results of operations. Maintaining and enhancing our brand may require us to make substantial investments and these investments may not achieve the desired goals. If we fail to successfully promote and maintain our brand or if we incur excessive expenses in this effort, our business and operating results could be adversely affected.

To remain competitive and stimulate customer demand, we must successfully manage frequent product introductions and transitions.

We believe that we must continually develop and introduce new products, enhance our existing products and effectively stimulate customer demand for new and upgraded products. Our research and development efforts are complex and require us to incur substantial research and development expense. Our research and development expense was $8.6 million, $36.1 million, $73.7 million and $105.8 million for 2011, 2012, 2013 and the nine months ended September 30, 2014, respectively, and we anticipate that research and development expense will continue to increase in the future. We may not be able to achieve an acceptable return, if any, on our research and development efforts. Further, any failure to complete product transitions effectively could harm our brand.

The success of new product introductions depends on a number of factors including, but not limited to, timely and successful research and development, market and customer acceptance, the effective forecasting and management of product demand, purchase commitments and inventory levels, the management of manufacturing and supply costs, and the risk that new products may have quality or other defects in the early stages of introduction. For example, in order to launch our HERO3 line of capture devices in time for the 2012 holiday shopping season, we implemented a compressed design and manufacturing cycle. As a result, our initial production run of HERO3 Black edition capture devices suffered from a number of design issues, part shortages and manufacturing problems, which reduced the number of units we were able to ship for the 2012 holiday season. Moreover, because of the compressed development schedule, our HERO3 capture devices required a subsequent firmware update to address certain issues, which resulted in negative publicity for us. In the future, if we do not successfully manage product transitions, especially during the holiday shopping season, such as our recently announced introduction of our HERO4 and HERO lines of capture devices, our revenue and business may be harmed.

The introduction of new products or product enhancements may shorten the life cycle of our existing products, or replace sales of some of our current products, thereby offsetting the benefit of even a successful product introduction, and may cause customers to defer purchasing our existing products in anticipation of the new products and potentially lead to challenges in managing inventory of existing products. We also provide price protection to some of our retailers as a result of our new product introductions. If we fail to effectively manage new product introductions, our revenue and profitability may be harmed.

Any material disruption of our information systems could adversely affect our operating results.

We are increasingly dependent on information systems to operate our ecommerce website, process transactions, respond to customer inquiries, manage our supply chain and inventory, ship goods on a timely basis and maintain cost-efficient operations. Any material disruption or slowdown of our systems, including a disruption or slowdown caused by our failure to successfully upgrade our systems, system failures, viruses, computer “hackers” or other causes, could cause delays in our supply chain or cause information, including data related to customer orders, to be lost or delayed which could result in delays in the delivery of merchandise to our stores and customers or lost sales, especially if the disruption or slowdown occurred during the holiday season. Any of these events could reduce demand for our products, impair our ability to complete sales through our ecommerce channels and cause our revenue to decline. If changes in technology cause our information systems to become obsolete, or if our information systems are inadequate to handle our growth, we could lose customers or our business and operating results could be adversely affected.

In particular, we are heavily reliant on our software-as-a-service, or SaaS, enterprise resource planning systems to conduct our order and inventory management and financial processes. As we expand our operations, we expect to utilize additional systems and service providers that may also be essential to managing our business. Although the systems and services that we require are typically available from a number of providers, it is time consuming and costly to qualify and implement these relationships. Therefore, our ability to manage our business would suffer if one or more of our providers suffer an interruption in their business, or experience delays, disruptions or quality control problems in their operations, or we have to change or add systems and services. We may not be able to control the quality of the systems and services we receive from third-party service providers, which could impair our ability to implement appropriate internal controls over financial reporting and may impact our business, operating results and financial condition.

We are highly dependent on our Chief Executive Officer.

Our future success depends in significant part on the continued service of our CEO, Nicholas Woodman. Mr. Woodman is critical to the strategic direction and overall management of our company as well as our research and development process. Mr. Woodman is an at-will employee and there are no vesting restrictions on any of the Class B common stock that he owns, although he holds RSUs subject to vesting restrictions. The loss of Mr. Woodman could adversely affect our business, financial condition and operating results.

We depend on key personnel to operate our business, and many members of our current management team are new. If we are unable to retain, attract and integrate qualified personnel, our ability to develop and successfully grow our business could be harmed.

In addition to the continued services of Mr. Woodman, we believe that our future success is highly dependent on the contributions of our executive officers, as well as our ability to attract and retain highly skilled and experienced sales, research and development and other personnel in the United States and abroad. Some of our executive management team, including our President and Chief Financial Officer, joined us recently and these changes in our management team may be disruptive to our business.

All of our employees, including our executive officers, are free to terminate their employment relationship with us at any time, and their knowledge of our business and industry may be difficult to replace. If one or more of our executive officers or key employees leaves, we may not be able to fully integrate new personnel or replicate the prior working relationships, and our operations could suffer. Qualified individuals are in high demand, and we may incur significant costs to attract them. Many of the companies with which we compete for experienced personnel also have greater resources than we do. Competition for qualified personnel is particularly intense in the San Francisco Bay Area, where our headquarters are located. If we are unable to attract and retain highly skilled personnel, we may not be able to achieve our strategic objectives, and our business, financial condition and operating results could be adversely affected.

If we do not effectively maintain and further develop our sales channels, including developing and supporting our retail sales channel and distributors, our business could be harmed.

As a consumer-facing company, we depend upon effective sales channels to reach the consumers who are the ultimate purchasers of our capture devices. In the United States, we primarily sell our products directly through a mix of retail channels, including big box, mid-market and specialty retailers, and we reach certain U.S. markets through distributors. In international markets, we primarily sell through distributors who in turn sell to local retailers. We depend on retailers to provide adequate and attractive space for our products and POP displays in their stores. We further depend on our retailers to employ, educate and motivate their sales personnel to effectively sell our products. If our retailers do not adequately display our products, choose to promote competitors’ products over ours or do not effectively explain to customers the advantages of our products, our sales could decrease and our business could be harmed. Similarly, our business could be adversely affected if any of our large retail customers were to experience financial difficulties, or change the focus of their businesses in a way that deemphasized the sale of our products. We are also investing heavily in providing new retailers with POP displays and expanding the footprint of our POP displays in existing stores, and there can be no assurance that this investment will lead to increased sales.

We depend on our distributors to reach certain market segments in the United States and to reach our international retailers. Our distributors generally offer products from several different manufacturers. Accordingly, we are at risk that these distributors may give higher priority to selling other companies’ products. If we were to lose the services of a distributor, we might need to find another distributor in that area, and there can be no assurance of our ability to do so in a timely manner or on favorable terms. Further, our distributors build inventories in anticipation of future sales, and if such sales do not occur as rapidly as they anticipate, our distributors will decrease the size of their future product orders. We are also subject to the risks of our distributors encountering financial difficulties, which could impede their effectiveness and also expose us to financial risk if they are unable to pay for the products they purchase from us. Any reduction in sales by our current distributors, loss of key distributors or decrease in revenue from our distributors could adversely affect our revenue, operating results and financial condition.

A small number of retailers and distributors account for a substantial portion of our revenue, and if our relationships with any of these retailers or distributors were to be terminated or the level of business with them significantly reduced, our business could be harmed.

Our ten largest customers, measured by the revenue we derive from them, accounted for 44%, 42%, 51% and 50% of our revenue for 2011, 2012, 2013 and the nine months ended September 30, 2014, respectively. One retailer accounted for 15%, 15%, 17% and 19% of our revenue for 2011, 2012, 2013 and the nine months ended September 30, 2014, respectively. The loss of a small number of our large customers, or the reduction in business with one or more of these customers, could have a significant adverse impact on our operating results. While we have agreements with these large customers, these agreements do not require them to purchase any meaningful amount of our products.

If we encounter problems with our distribution system, our ability to deliver our products to the market and to meet customer expectations could be harmed.

We rely on a select number of third-party distribution facilities for substantially all of our product distribution. Our distribution facilities include computer controlled and automated equipment, which means their operations may be vulnerable to computer viruses or other security risks, the proper operation of software and hardware, electronic or power interruptions or other system failures. Further, because substantially all of our products are distributed from only a few locations, our operations could be interrupted by labor difficulties, extreme or severe weather conditions, or floods, fires or other natural disasters near our distribution centers. If we encounter problems with our distribution system, our ability to meet customer expectations, manage inventory, complete sales and achieve our objectives for operating efficiencies could be harmed.

We are subject to international business uncertainties.

Revenue from outside the United States comprised 35%, 47%, 49% and 44% of our revenue in 2011, 2012, 2013 and the nine months ended September 30, 2014, respectively, and we expect this portion to continue to be significant in the future. Further, our supply chain partners have operations in countries including China, Singapore and the Netherlands. We intend to expand our relationships in these countries and may establish additional relationships in other countries to grow our operations. Operating in foreign countries requires significant resources and management attention, and we have limited experience entering new geographic markets. We cannot be assured that our international efforts will be successful. International sales and operations may be subject to risks such as:

•	difficulties in staffing and managing foreign operations;

•	burdens of complying with a wide variety of laws and regulations;

•	adverse tax effects and foreign exchange controls making it difficult to repatriate earnings and cash;

•	political and economic instability;

•	terrorist activities and natural disasters;

•	trade restrictions;

•	differing employment practices and laws and labor disruptions;

•	the imposition of government controls;

•	lesser degrees of intellectual property protection;

•	tariffs and customs duties and the classifications of our goods by applicable governmental bodies;

•	a legal system subject to undue influence or corruption; and

•	a business culture in which illegal sales practices may be prevalent.

The occurrence of any of these risks could negatively affect our international business and consequently our business, operating results and financial condition.

We may be subject to product liability or warranty claims that could result in significant direct or indirect costs, or we could experience greater returns from retailers than expected, which could harm our business and operating results.

We generally provide a 12-month warranty on all of our products, except in the European Union, or EU, where we provide a two-year warranty on all of our products. The occurrence of any material defects in our products could make us liable for damages and warranty claims in excess of our current reserves. In addition, we could incur significant costs to correct any defects, warranty claims or other problems, including costs related to product recalls. Any negative publicity related to the perceived quality and safety of our products could affect our brand image, decrease retailer, distributor and customer demand, and adversely affect our operating results and financial condition. Also, while our warranty is limited to repairs and returns, warranty claims may result in litigation, the occurrence of which could adversely affect our business and operating results.

Our intellectual property rights and proprietary rights may not adequately protect our products.

Our commercial success will depend substantially on our ability to obtain patents and other intellectual property rights and maintain adequate legal protection for our products in the United States and other countries. We will be able to protect our intellectual property from unauthorized use by third parties only to the extent that these assets are covered by valid and enforceable patents, trademarks, copyrights or other intellectual property rights, or are effectively maintained as trade secrets. As of the date of this filing, we have 47 issued patents and 94 patent applications pending in the United States and 17 corresponding issued patents and 21 patent applications pending in foreign jurisdictions. Our issued U.S. patents will expire between 2024 and 2038 and our issued foreign patents will expire between 2022 and 2038. We apply for patents covering our products, services, technologies and designs, as we deem appropriate. We may fail to apply for patents on important products, services, technologies or designs in a timely fashion, or at all. We do not know whether any of our patent applications will result in the issuance of any patents. Even if patents are issued, they may not be sufficient to protect our products, services, technologies, or designs. Our existing and future patents may not be sufficiently broad to prevent others from developing competing products, services technologies, or designs. No consistent policy regarding the breadth of patent claims has emerged to date in the United States and we expect the landscape for patent protection for our products, services technologies, and designs to continue to be uncertain. Intellectual property protection and patent rights outside of the United States are even less predictable. As a result, the validity and enforceability of patents cannot be predicted with certainty. Moreover, we cannot be certain whether:

•	we were the first to conceive of or invent the inventions covered by each of our issued patents and pending patent applications;

•	we were the first to reduce to practice inventions covered by each of our issued patents and pending patent applications;

•	we were the first to file patent applications for these inventions;

•	others will independently develop similar or alternative products, technologies, services or designs or duplicate any of our products, technologies, services or designs;

•	any patents issued to us will provide us with any competitive advantages, or will be challenged by third parties;

•	we will develop additional proprietary products, services, technologies or designs that are patentable; or

•	the patents of others will have an adverse effect on our business.

The patents we own or license and those that may be issued to us in the future may be challenged, invalidated, rendered unenforceable or circumvented, and the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages. Moreover, third parties could practice our inventions in territories where we do not have patent protection or in territories where they could obtain a compulsory license to our technology where patented. Such third parties may then try to import products made using our inventions into the United States or other territories. Additional uncertainty may result from potential passage of patent legislation by the U.S. Congress, legal precedent by the U.S. Federal Circuit Courts and Supreme Court as they determine legal issues concerning the scope and construction of patent claims and inconsistent interpretation of patent laws by the lower courts. Accordingly, we cannot ensure that any of our pending patent applications will result in issued patents, or even if issued, predict the breadth, validity and enforceability of the claims upheld in our and other companies’ patents.

We have registered and applied to register certain of our trademarks in several jurisdictions worldwide. In some jurisdictions where we have applied to register our trademarks, other applications or registrations exist for the same, similar or otherwise related products or services. If we are not successful in arguing that there is no likelihood of confusion between our marks and the marks that are the subject of the other applications or registrations owned by third parties, our applications may be denied, preventing us from obtaining trademark registrations and adequate protection for our marks in the relevant jurisdictions, which could impact our ability to build our brand identity and market our products and services in those jurisdictions. Whether or not our application is denied, third parties may claim that our trademarks infringe their rights. As a result, we could be forced to pay significant settlement costs or cease the use of these trademarks and associated elements of our brand in the United States or other jurisdictions.

Even in those jurisdictions where we are able to register our trademarks, competitors may adopt or apply to register similar trademarks to ours, may register domain names that mimic ours or incorporate our trademarks, or may purchase keywords that are identical or confusingly similar to our brand names as terms in Internet search engine advertising programs, which could impede our ability to build our brand identity and lead to confusion among potential customers of our products and services. We believe that other companies have copied some of our trademarks for use in the marketplace. We have sent demand letters in a number of these instances, but there can be no assurance that we are aware of all such instances or that we will prevail should such letters be ineffective. If we are not successful in proving that we have prior rights in our marks and arguing that there is a likelihood of confusion between our marks and the marks of these third parties, our inability to prevent these third parties from continuing to use our marks or confusingly similar marks may negatively impact the strength, value and effectiveness of our brand names and our ability to market our products and prevent consumer confusion.

The laws of certain countries do not protect intellectual property and proprietary rights to the same extent as the laws of the United States and, therefore, in certain jurisdictions, we may be unable to protect our products, services, technologies and designs adequately against unauthorized third-party copying, infringement or use, which could adversely affect our competitive position. For instance, we are aware of cameras that have been designed and labeled to appear similar to our products, and are available for sale in countries within Asia, Europe and, to a lesser extent, the United States. To protect or enforce our intellectual property rights, we may initiate proceedings or litigation against third parties. Such proceedings or litigation may be necessary to protect our trade secrets or know-how, products, technologies, designs, brands, reputation, likeness, authorship works or other intellectual property rights. Such proceedings or litigation also may be necessary to determine the enforceability, scope and validity of the proprietary rights of others. Any proceedings or lawsuits that we initiate could be expensive, take significant time and divert management’s attention from other business concerns. Additionally, we may provoke third parties to assert claims against us. These claims could invalidate or narrow the scope of our own intellectual property rights. We may not prevail in any proceedings or lawsuits that we initiate and the damages or other remedies awarded, if any, may be commercially valuable. The occurrence of any of these events may adversely affect our business, financial condition and operating results.

Our business may suffer if it is alleged or determined that our technology or another aspect of our business infringes the intellectual property rights of others.

The markets in which we compete are characterized by the existence of a large number of patents and trade secrets and also by litigation based on allegations of infringement or other violations of intellectual property rights. Moreover, in recent years, individuals and groups have purchased patents and other intellectual property assets for the purpose of making claims of infringement to extract settlements from companies like ours. From time to time, third parties have claimed that we are infringing upon their intellectual property rights or have offered licenses to us in respect of technology they own that may be infringed upon by our products, and we expect to continue to receive such claims or offers in the future. We are currently in receipt of letters of this nature in respect of which we have reached no resolution with the third-party sender. Also, third parties may make infringement claims against us that relate to technology developed and owned by one of our suppliers for which our suppliers may or may not indemnify us. Even if we are indemnified against such costs, the indemnifying party may be unable to uphold its contractual obligations and determining the scope of these obligations could require additional litigation. Claims of intellectual property infringement against us or our suppliers might require us to redesign our products, rebrand our services, enter into costly settlement or license agreements, pay costly damage awards or face a temporary or permanent injunction prohibiting us from marketing or selling our products or services. If we cannot or do not license the infringed intellectual property on reasonable terms or at all, or substitute similar intellectual property from another source, our revenue and operating results could be adversely impacted. Additionally, our customers, distributors and retailers may not purchase our offerings if they are concerned that they may infringe third-party intellectual property rights. Responding to such claims, regardless of their merit, can be time consuming, costly to defend in litigation, divert management’s attention and resources, damage our reputation and brand and cause us to incur significant expenses. The occurrence of any of these events may have an adverse effect on our business, financial condition and operating results.

If we are unable to anticipate consumer preferences and successfully develop attractive products, we might not be able to maintain or increase our revenue and profitability.

Our success depends on our ability to identify and originate product trends as well as to anticipate and react to changing consumer demands in a timely manner. If we are unable to introduce new products or novel technologies in a timely manner or our new products or technologies are not accepted by consumers, our competitors may introduce more attractive products, which could hurt our competitive position. Our new products might not receive consumer acceptance if consumer preferences shift to other products, and our future success depends in part on our ability to anticipate and respond to these changes. Failure to anticipate and respond in a timely manner to changing consumer preferences could lead to, among other things, lower revenue and excess inventory levels.

As we continually seek to enhance our products, we may incur additional costs to incorporate new or revised features. We might not be able to, or determine that it is not in our interests to, raise prices to compensate for these additional costs. For example, our gross profit declined as a percentage of revenue in 2012 and 2013 compared to the prior year periods due, in part, to the additional costs of incorporating new functionality into our newest generation of products.

If we encounter issues with our manufacturers, our business, brand and results of operations could be harmed and we could lose sales.

We do not have internal manufacturing capabilities and rely primarily on two contract manufacturers, Chicony Electronics Co. Ltd. and Sky Light Digital Limited/Sky Light Industrial Limited, to manufacture our products. We cannot be certain that we will not experience operational difficulties with our manufacturers, including reductions in the availability of production capacity, errors in complying with product specifications, insufficient quality control, failures to meet production deadlines, increases in manufacturing costs and increased lead times. Additionally, our manufacturers may experience disruptions in their manufacturing operations due to equipment breakdowns, labor strikes or shortages, component or material shortages, cost increases or other similar problems. Further, in order to minimize their inventory risk, our manufacturers might not order components from third-party suppliers with adequate lead time, thereby impacting our ability to meet our demand forecast. Therefore, if we fail to manage our relationship with our manufacturers effectively, or if they experience operational difficulties, our ability to ship products to our retailers and distributors could be impaired and our competitive position and reputation could be harmed.

In the event that we receive shipments of products that fail to comply with our technical specifications or that fail to conform to our quality control standards, and we are not able to obtain replacement products in a timely manner, we risk revenue losses from the inability to sell those products, increased administrative and shipping costs, and lower profitability. Additionally, if defects are not discovered until after customers purchase our products, our customers could lose confidence in the technical attributes of our products and our business could be harmed.

We do not control our contract manufacturers or suppliers, or require them to comply with a formal code of conduct, and actions that they might take could harm our reputation and sales.

We do not control our contract manufacturers or suppliers, including their labor, environmental or other practices, or require them to comply with a formal code of conduct. Though we conduct periodic audits of our contract manufacturers’ and suppliers’ compliance with applicable laws and good industry practices, these audits may not be frequent or thorough enough to detect non-compliance. A violation of labor, environmental or other laws by our contract manufacturers or suppliers, or a failure of these parties to follow ethical business practices, could lead to negative publicity and harm our reputation. In addition, we may choose to seek alternative manufacturers or suppliers if these violations or failures were to occur. Identifying and qualifying new manufacturers or suppliers can be time consuming and we might not be able to substitute suitable alternatives in a timely manner or at an acceptable cost. Other consumer products companies have faced significant criticism for the actions of their manufacturers and suppliers, and we could face such criticism ourselves. Any of these events could adversely affect our brand, harm our reputation, reduce demand for our products and harm our ability to meet demand if we need to identify alternative manufacturers or suppliers.

Our growth depends in part on our penetrating additional consumer markets, and we may not be successful in doing so.

Our initial growth has largely been fueled by the adoption of our products by people looking to self-capture images of themselves participating in exciting physical activities. We believe that our future growth depends not only on continuing to reach this core demographic, but also broaden our customer base to include a more diverse group of consumers seeking to capture themselves, family members and things around them in their daily lives. While we are investing in sales and marketing activities to reach this expanded market, we cannot be assured that we will be successful in doing so. If we are not successful in penetrating additional consumer markets, we might not be able to grow our market share and revenue.

We plan to continue to invest in the further development of a content management platform and the acquisition and distribution of content, and we might not be successful in doing so.

We believe that enabling consumers to easily manage, share and enjoy their GoPro content will increase consumer interest in our products, and we intend to continue to invest in improving our software offerings and the further development of our content management platform to assist consumers with these tasks. The development of these software offerings and other tools needed for these purposes requires different skills from our historical core focus of developing capture devices.

We are investing to scale GoPro as a media entity and develop new revenue opportunities by increasing production of GoPro originally produced content while simultaneously increasing the aggregation and redistribution of our customers’ “best of” UGC. Additionally, we are investing to develop and distribute the GoPro Channel on more partner platforms such as Xbox Live and Virgin America. The execution of this business strategy requires different skills from our historical core focus of developing capture devices.

To achieve our goals, we have recently hired personnel, including our Senior Vice President of Media, with what we believe are requisite skills and experience to execute on these plans, and we continue to seek additional personnel with these skills. We cannot be assured of our ability to organize, manage and execute these relatively new functions within our business. If we are not successful, we may not achieve our goals of facilitating greater consumer use of their content and scaling GoPro as a media entity, and we might not recover the investments we make in these efforts, which could adversely affect our business and operating results.

We may acquire other businesses or receive offers to be acquired, which could require significant management attention, disrupt our business, dilute stockholder value and adversely affect our operating results.

As part of our business strategy, we may selectively make investments in or acquire other companies, products or technologies. We may not be able to find suitable acquisition candidates and we may not be able to complete acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by users or investors. In addition, if we fail to integrate successfully such acquisitions, or the technologies associated with such acquisitions, into our company, the revenue and operating results of the combined company could be adversely affected. Acquisitions may disrupt our ongoing operations, divert management from their primary responsibilities, subject us to additional liabilities, increase our expenses and adversely impact our business, financial condition, operating results and cash flows. We may not successfully evaluate or utilize the acquired technology and accurately forecast the financial impact of an acquisition transaction, including accounting charges. We may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could affect our financial condition or the value of our capital stock. The sale of equity or issuance of debt to finance any such acquisitions could result in dilution to our stockholders. If we incur more debt it would result in increased fixed obligations and could also subject us to covenants or other restrictions that would impede our ability to manage our operations. In addition, our future operating results may be impacted by performance earnouts or contingent bonuses. Furthermore, acquisitions may require large one-time charges and can result in increased debt or contingent liabilities, adverse tax consequences, additional stock-based compensation expense and the recording and subsequent amortization or impairments of amounts related to certain purchased intangible assets, any of which could negatively impact our future results of operations. We may also record goodwill in connection with an acquisition and incur goodwill impairment charges in the future. In the future, if our acquisitions do not yield expected revenue, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our results of operations.

Failure to obtain new, and maintain existing, high-quality event, athlete and celebrity sponsorships could harm our business.

Establishing relationships with high profile sporting events, athletes and celebrity personalities to evaluate, promote and establish product credibility with consumers, including entering into sponsorship and licensing agreements, has and will continue to be a key element of our marketing strategy. However, as competition in the camera and video recorder markets has increased, the costs of obtaining and retaining event, athlete and celebrity sponsorships and licensing agreements have increased. If we are unable to maintain our current associations with our event, athlete and celebrity partners, or to do so at a reasonable cost, we could lose the benefits of these relationships, and we may be required to modify and substantially increase our marketing investments. In addition, actions taken by endorsers of our products that harm their reputations could also harm our brand image with consumers. The failure to correctly identify high impact events, promising athletes or other appealing personalities to use and endorse our products, or poor performance by our endorsers, could adversely affect our brand and result in decreased sales of our products.

If we are unable to maintain or acquire rights to include intellectual property owned by others in the content distributed by us, our marketing, sales or future business strategy could be affected or we could be subject to lawsuits relating to our use of this content.

The distribution of GoPro content helps to market our brand and our products. If we cannot continue to acquire rights to distribute UGC or acquire rights to use and distribute music, athlete and celebrity names and likenesses or other content for our original productions or for our GoPro Studio Edit Templates, our marketing efforts could be diminished, our sales could be harmed and our future content strategy could be adversely affected. In addition, third-party content providers may allege that we have violated their intellectual property rights. If we are unable to obtain sufficient rights, successfully defend our use of or otherwise alter our business practices on a timely basis in response to claims of infringement, misappropriation, misuse or other violation of third-party intellectual property rights, our business may be adversely affected. As a distributor of content, we face potential liability for negligence, copyright, or trademark infringement or other claims based on the nature and content of materials that we distribute. If we are found to be liable for infringement, then our business may suffer.

If our customers are not satisfied with our technical support or software updates, they may choose not to purchase our products, either of which would adversely impact our business and operating results.

Our business relies, in part, on our customers’ satisfaction with the technical support and software updates we provide to support our products. If we fail to provide technical support services that are responsive, satisfy our customers’ expectations and resolve issues that they encounter with our products, customers may choose not to purchase additional products and we may face brand and reputational harm, which could adversely affect our operating results.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act or similar anti-bribery laws in other jurisdictions in which we operate.

The global nature of our business and the significance of our international revenue create various domestic and local regulatory challenges and subject us to risks associated with our international operations. The U.S. Foreign Corrupt Practices Act, or the FCPA, the U.K. Bribery Act 2010, or the U.K. Bribery Act, and similar anti-bribery and anticorruption laws in other jurisdictions generally prohibit U.S.-based companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business, directing business to another, or securing an advantage. In addition, U.S. public companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. Under the FCPA, U.S. companies may be held liable for the corrupt actions taken by directors, officers, employees, agents, or other strategic or local partners or representatives. As such, if we or our intermediaries fail to comply with the requirements of the FCPA or similar legislation, governmental authorities in the United States and elsewhere could seek to impose substantial civil and/or criminal fines and penalties which could have a material adverse effect on our business, reputation, operating results and financial condition.

We operate in areas of the world that experience corruption by government officials to some degree and, in certain circumstances, compliance with anti-bribery and anticorruption laws may conflict with local customs and practices. Our global operations require us to import and export to and from several countries, which geographically expands our compliance obligations. In addition, changes in such laws could result in increased regulatory requirements and compliance costs which could adversely affect our business, financial condition and results of operations. We cannot be assured that our employees or other agents will not engage in prohibited conduct and render us responsible under the FCPA or the U.K. Bribery Act. If we are found to be in violation of the FCPA, the U.K. Bribery Act or other anti-bribery or anticorruption laws (either due to acts or inadvertence of our employees, or due to the acts or inadvertence of others), we could suffer criminal or civil penalties or other sanctions, which could have a material adverse effect on our business.

We are subject to governmental export and import controls and economic sanctions laws that could subject us to liability and impair our ability to compete in international markets.

The U.S. and various foreign governments have imposed controls, export license requirements and restrictions on the import or export of some technologies. Our products are subject to U.S. export controls, including the Commerce Department’s Export Administration Regulations and various economic and trade sanctions regulations established by the Treasury Department’s Office of Foreign Assets Controls, and exports of our products must be made in compliance with these laws. Furthermore, U.S. export control laws and economic sanctions prohibit the provision of products and services to countries, governments, and persons targeted by U.S. sanctions. Even though we take precautions to prevent our products from being provided to targets of U.S. sanctions, our products, including our firmware updates, could be provided to those targets or provided by our customers despite such precautions. Any such provision could have negative consequences, including government investigations, penalties and reputational harm. Our failure to obtain required import or export approval for our products could harm our international and domestic sales and adversely affect our revenue.

In 2014, we determined that we may have shipped some products to international customers that, prior to shipment, may have required either a one-time product review or application for an encryption registration number in lieu of such product review. We have since acquired the appropriate encryption registration number. We also recently determined that we provided controlled technology to our offshore manufacturing partners without the required export licenses but have since obtained an export license for the export of controlled technology to our offshore manufacturing partners. We have made an initial voluntary submission to the Commerce Department’s Bureau of Industry and Security to report these potential violations and have also submitted a related supplemental disclosure. We also discovered in 2014 potential sanctions violations involving transactions with sanctioned parties, the provision of support services to persons in an embargoed country, and firmware updates to persons in several embargoed countries. We have made an initial voluntary submission to the U.S. Department of Treasury’s Office of Foreign Assets Control to report these potential violations and have also submitted a related supplemental disclosure.

Upon learning of these potential violations, we promptly initiated internal investigations and are taking remedial measures to prevent similar export control violations from occurring in the future. While we do not expect the subject matters of our voluntary submissions to have a material effect on our business or operating results, they could result in penalties, costs and restrictions on export privileges.

Our effective tax rate and the intended tax benefits of our corporate structure and intercompany arrangements depend on the application of the tax laws of various jurisdictions and on how we operate our business.

The application of the tax laws of various jurisdictions, including the United States, to our international business activities is subject to interpretation and depends on operating our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of the jurisdictions in which we operate may challenge our methods for valuing technology, intercompany arrangements, including our transfer pricing, or our current or historical tax positions, including with respect to research and development tax credits and our prior status as an S corporation. Any such challenge could be costly and time consuming to defend and may increase our worldwide effective tax rate, and consequently adversely affect our financial position and results of operations. In order to effectively structure and execute our international operations we will need to continue to hire, train and manage qualified personnel. If our new hires underperform, or if we are unsuccessful in hiring, training, managing and integrating these new employees, our business may be adversely affected.

Our corporate structure includes legal entities located in jurisdictions with income tax rates lower than the U.S. statutory tax rate. Our intercompany arrangements result in income earned by such entities in accordance with arm’s-length principles and commensurate with functions performed, risks assumed and ownership of valuable corporate assets. We believe that income taxed in certain foreign jurisdictions at a lower rate relative to the U.S. statutory rate will have a beneficial impact on our worldwide effective tax rate.

Significant judgment is required in evaluating our tax positions and determining our provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. For example, our effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by changes in foreign currency exchange rates or by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations. As we operate in numerous taxing jurisdictions, the application of tax laws can be subject to diverging and sometimes conflicting interpretations by tax authorities of these jurisdictions. It is not uncommon for taxing authorities in different countries to have conflicting views, for instance, with respect to, among other things, the manner in which the arm’s-length standard is applied for transfer pricing purposes, or with respect to the valuation of intellectual property. In addition, tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied. In particular, there is uncertainty in relation to the U.S. tax legislation in terms of the future corporate tax rate but also in terms of the U.S. tax consequences of income derived from intellectual property held in foreign jurisdictions.

Our existing corporate structure and intercompany arrangements have been implemented in a manner that we believe complies with current tax laws. However, our tax liabilities may be adversely affected if such structure and arrangements are challenged by a taxing authority or we are unable to appropriately adapt the manner in which we operate our business or if tax laws change.

An economic downturn or economic uncertainty in our key markets may adversely affect consumer discretionary spending and demand for our products.

Our products are discretionary items for consumers. Factors affecting the level of consumer spending for such discretionary items include general market conditions, macroeconomic conditions and other factors such as consumer confidence, the availability and cost of consumer credit, levels of unemployment and tax rates. As global economic conditions continue to be volatile or economic uncertainty remains, trends in consumer discretionary spending also remain unpredictable and subject to reductions due to credit constraints and uncertainties about the future. Unfavorable economic conditions may lead consumers to delay or reduce purchases of our products. Consumer demand for our products may not reach our sales targets, or may decline, when there is an economic downturn or economic uncertainty. Our sensitivity to economic cycles and any related fluctuation in consumer demand could adversely affect our business, financial condition and operating results.

We have previously identified a material weakness in our internal control over financial reporting, and if we are unable to maintain effective internal controls, we may not be able to produce timely and accurate financial statements, and we or our independent registered public accounting firm may conclude that our internal control over financial reporting is not effective, which could adversely impact our investors’ confidence and our stock price.

Prior to our initial public offering, or IPO, we were a private company and were not required to test our internal controls on a systematic basis. Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until the later of (1) the year following our first annual report required to be filed with the SEC, or (2) the date we are no longer an “Emerging Growth Company” as defined in the recently enacted Jumpstart our Business Startups Act of 2012, or JOBS Act, if we take advantage of the exemptions contained in the JOBS Act. We expect that we will cease to be an emerging growth company on December 31, 2014, and therefore anticipate that, pursuant to Sections 302 and 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, we will be required to evaluate and determine the effectiveness, provide a management report and be subject to attestation of our internal control over financial reporting, beginning with our annual report for the fiscal year ending December 31, 2015.

In connection with the preparation of our financial statements for the years ended December 31, 2011 and 2012, we, in conjunction with our independent registered public accounting firm, identified a material weakness in the design and operating effectiveness of our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness primarily comprised deficiencies related to a lack of technical accounting skills, monitoring activities and a lack of adequate review processes and controls within our accounting and finance organization. During 2013, we took certain actions that remediated the material weakness, which included hiring management level personnel with technical accounting expertise, designing adequate review and monitoring procedures in our accounting and finance organization, and identifying and implementing improved processes and controls.

Further, we are in the process of designing and implementing the system of internal control over financial reporting required to comply with our future obligations and to strengthen our overall control environment. This initiative will be time consuming, costly, and might place significant demands on our financial and operational resources, as well as our IT systems.

Our current efforts to design and implement an effective control environment may not be sufficient to remediate or prevent future material weaknesses or significant deficiencies from occurring. A control system, no matter how well designed and operated, can provide only reasonable assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and all instances of fraud will be detected. If we identify future material weaknesses in our internal controls over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, if we are unable to assert that our internal control over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, if and when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities.

We have experienced rapid growth in recent periods. If we fail to manage our growth effectively, our financial performance may suffer.

We have experienced rapid growth over the last several years, which has placed a strain on our managerial, operational, research and development, sales and marketing, administrative and financial infrastructure. For example, we increased our total number of full-time employees from 49 as of December 31, 2010 to 869 as of September 30, 2014. We have also established operations in other countries. Our expansion has placed, and our expected future growth will continue to place, a significant strain on our managerial, operational, research and development, sales and marketing, administrative, financial and other resources.

Our success will depend in part upon our ability to manage our growth effectively. To do so, we must continue to increase the productivity of our existing employees and to hire, train and manage new employees as needed. To manage domestic and international growth of our operations and personnel, we will need to continue to improve our operational, financial and management controls and our reporting processes and procedures, and implement more extensive and integrated financial and business information systems. These additional investments will increase our operating costs, which will make it more difficult for us to offset any future revenue shortfalls by reducing expenses in the short term. Moreover, if we fail to scale our operations or manage our growth successfully, our business, financial condition and operating results could be adversely affected.

Consumers may be injured while engaging in activities that they self-capture with our products, and we may be exposed to claims, or regulations could be imposed, which could adversely affect our brand, operating results and financial condition.

Consumers use our cameras and accessories to self-capture their participation in a wide variety of physical activities, including extreme sports, which in many cases carry the risk of significant injury. We may be subject to claims that consumers have been injured while using our products, including false claims or erroneous reports relating to safety issues. Although we maintain insurance to help protect us from the risk of any such claims, such insurance may not be sufficient or may not to apply to all situations. Similarly, proprietors of establishments at which consumers engage in challenging physical activities could seek to ban the use of our products in their facilities to limit their own liability. In addition, if lawmakers or governmental agencies were to determine that the use of our products increased the risk of injury to all or a subset of our customers, they may pass laws or adopt regulations that limit the use of our products or increase our liability associated with the use of our products. Any of these events could adversely affect our brand, operating results, financial condition or the market price of our Class A common stock.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our operating results could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s discussion and analysis of financial condition and results of operations.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors, resulting in a decline in our stock price. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, sales incentives, stock-based compensation expense, POP displays, excess and obsolete inventory write-downs, warranty reserves, long-lived assets and accounting for income taxes including deferred tax assets and liabilities.

We are exposed to increased regulatory oversight and incur increased costs as a result of being a public company.

As a public company, we are required to satisfy the listing requirements and rules of the NASDAQ Stock Market and incur significant legal, accounting and other expenses that we did not incur as a private company. For example, we have incurred and will continue to incur costs associated with our public company reporting requirements and corporate governance requirements, including additional directors and officers’ liability insurance and requirements under the Sarbanes-Oxley Act, as well as rules implemented by the SEC and the NASDAQ Stock Market. These rules and regulations have increased, and will continue to increase, our legal and financial compliance costs and have made, and will continue to make, certain activities more time consuming and costly. Further, we have incurred costs in connection with hiring additional accounting, financial and compliance staff with appropriate public company experience and technical accounting knowledge. Any of these expenses could harm our business, operating results and financial condition.

We use open source software in our platform that may subject our technology to general release or require us to re-engineer our solutions, which may cause harm to our business.

We use open source software in connection with our services. From time to time, companies that incorporate open source software into their products have faced claims challenging the ownership of open source software and/or compliance with open source license terms. Therefore, we could be subject to suits by parties claiming ownership of what we believe to be open source software or noncompliance with open source licensing terms. Some open source software licenses require users who distribute or make available open source software as part of their software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open source code on unfavorable terms or at no cost. While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose the source code or that would otherwise breach the terms of an open source agreement, such use could nevertheless occur and we may be required to release our proprietary source code, pay damages for breach of contract, re-engineer our applications, discontinue sales in the event re-engineering cannot be accomplished on a timely basis or take other remedial action that may divert resources away from our development efforts, any of which could adversely affect our business, financial condition or operating results.

Any significant disruption to our ecommerce business could result in lost sales.

Our sales through our ecommerce channel have been growing. Sales through gopro.com generally have higher profit margins and provide us useful insight on the sales impact of certain of our marketing campaigns. Online sales are subject to a number of risks. System interruptions or delays could cause potential customers to fail to purchase our products and could harm our brand. The operation of our direct to consumer ecommerce business through gopro.com depends on the ability to maintain the efficient and uninterrupted operation of online order-taking and fulfillment operations. Our ecommerce operations subject us to certain risks that could have an adverse effect on our operating results, including risks related to the computer systems that operate our website and related support systems, such as system failures, viruses, computer hackers and similar disruptions. If we are unable to continually add software and hardware, effectively upgrade our systems and network infrastructure and take other steps to improve the efficiency of our systems, system interruptions or delays could occur that adversely affect our operating results.

We utilize third party vendors for our customer-facing ecommerce technology, order management system and fulfillment in the United States and internationally. We depend on our technology vendors to manage “up-time” of the front-end ecommerce store, manage the intake of our orders, and export orders for fulfillment. In the future, we could begin to run all or a greater portion of our ecommerce components ourselves rather than use third party vendors. Any failure on the part of our third party ecommerce vendors or in our ability to transition third party services effectively could result in lost sales and harm our business.

Failure to adequately protect customer data could harm our brand and our reputation in the marketplace.

Changing regulations and laws governing the Internet, data privacy, data protection and ecommerce transactions (including taxation, pricing and electronic communications) could impede the growth of our ecommerce business, increase our cost of doing business and limit our ability to collect and use information collected from our customers. Further, new regulations limiting our ability to collect, use and disclose customer data, or imposing additional requirements with respect to the retention and security of customer data, could limit our marketing activities and could adversely affect our business and financial condition.

In our ecommerce services, we process, store and transmit customer data. We also collect customer data through certain marketing activities. Failure to prevent or mitigate data loss or other security breaches, including breaches of our vendors’ technology and systems, could expose us or our customers to a risk of loss or misuse of such information, adversely affect our operating results, result in litigation or potential liability for us and otherwise harm our business. Further, we are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, ecommerce and electronic devices. Existing and future laws and regulations, or new interpretations of these laws, may adversely affect our ability to conduct our ecommerce business.

If we fail to comply with environmental requirements, our business, financial condition, operating results and reputation could be adversely affected.

We are subject to various environmental laws and regulations including laws governing the hazardous material content of our products and laws relating to the collection of and recycling of electrical and electronic equipment. Examples of these laws and regulations include the EU Restrictions of Hazardous Substances Directive, or the RoHS Directive, and the EU Waste Electrical and Electronic Equipment Directive, or the WEEE Directive, as well as the implementing legislation of the EU member states. Similar laws and regulations have been passed or are pending in China, South Korea, Norway and Japan and may be enacted in other regions, including in the United States, and we are, or may in the future be, subject to these laws and regulations.

The RoHS Directive and the similar laws of other jurisdictions ban the use of certain hazardous materials such as lead, mercury and cadmium in the manufacture of electrical equipment, including our products. Although we have policies and procedures in place requiring our contract manufacturers and major component suppliers to comply with the RoHS Directive requirements, we cannot assure you that our manufacturers and suppliers consistently comply with these requirements. In addition, if there are changes to these or other laws (or their interpretation) or if new similar laws are passed in other jurisdictions, we may be required to re-engineer our products to use components compatible with these regulations. This re-engineering and component substitution could result in additional costs to us or disrupt our operations or logistics.

The WEEE Directive requires electronic goods producers to be responsible for the collection, recycling and treatment of such products. Changes in interpretation of the directive may cause us to incur costs or have additional regulatory requirements to meet in the future in order to comply with this directive, or with any similar laws adopted in other jurisdictions. Our failure to comply with past, present and future similar laws could result in reduced sales of our products, substantial product inventory write-offs, reputational damage, penalties and other sanctions, which could harm our business and financial condition. We also expect that our products will be affected by new environmental laws and regulations on an ongoing basis. To date, our expenditures for environmental compliance have not had a material impact on our results of operations or cash flows and, although we cannot predict the future impact of such laws or regulations, they will likely result in additional costs and may increase penalties associated with violations or require us to change the content of our products or how they are manufactured, which could have a material adverse effect on our business and financial condition.

New regulations related to conflict minerals may cause us to incur additional expenses and could limit the supply and increase the costs of certain metals used in the manufacturing of our products.

As a public company, we are subject to new requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, that require us to diligence, disclose and report whether or not our products contain conflict minerals. The implementation of these new requirements could adversely affect the sourcing, availability and pricing of the materials used in the manufacture of components used in our products. In addition, we have and will continue to incur additional costs to comply with the disclosure requirements, including costs related to conducting diligence procedures to determine the sources of conflict minerals that may be used or necessary to the production of our products and, if applicable, potential changes to products, processes or sources of supply as a consequence of such verification activities. It is also possible that we may face reputational harm if we determine that certain of our products contain minerals not determined to be conflict free or if we are unable to alter our products, processes or sources of supply to avoid such materials.

As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements.

As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. In particular, we have not included all of the executive compensation related information that would be required in this prospectus if we were not an emerging growth company. In addition, for so long as we are an emerging growth company, which can last, at most, until the first fiscal year following the fifth anniversary of our IPO, we will not be required to:

•	have an auditor report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

•

comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); and

•	submit certain executive compensation matters to shareholder advisory votes, such as “say on pay” and “say on frequency.”

Although we have relied and intend to continue to rely on certain exemptions provided in the JOBS Act, the exact implications of the JOBS Act for us are still subject to interpretations and guidance by the SEC and other regulatory agencies. Furthermore, we expect that we will cease to be an emerging growth company on December 31, 2014. We have irrevocably elected not to avail ourselves of the JOBS Act accommodation allowing for delayed adoption of new or revised accounting standards, and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We may not be able to secure additional financing on favorable terms, or at all, to meet our future capital needs.

In the future, we may require additional capital to respond to business opportunities, challenges, acquisitions or unforeseen circumstances and may determine to engage in equity or debt financings or enter into credit facilities for other reasons. We may not be able to timely secure additional debt or equity financing on favorable terms, or at all. If we raise additional funds through the issuance of equity or convertible debt or other equity-linked securities, our existing stockholders could suffer significant dilution. Any debt financing obtained by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited.

Catastrophic events or political instability could disrupt and cause harm to our business.

Our headquarters is located in the San Francisco Bay Area of California, an area susceptible to earthquakes. A major earthquake or other natural disaster, fire, act of terrorism or other catastrophic event in California or elsewhere that results in the destruction or disruption of any of our critical business operations or information technology systems could severely affect our ability to conduct normal business operations and, as a result, our future operating results could be harmed.

Our key manufacturing, supply and distribution partners have global operations including in China, Singapore and the Netherlands as well as the United States. Political instability or catastrophic events in any of those countries could adversely affect our business in the future, our financial condition and operating results.

Risks related to owning our Class A common stock and this offering

The market for our Class A common stock is relatively new, our stock price has been and may continue to be volatile or may decline regardless of our operating performance, and you could lose all or part of your investment.

The trading prices of the securities of newly public companies such as us have historically been highly volatile. The market price of our Class A common stock has been and may continue to be volatile and subject to fluctuations in response to numerous factors, some of which are beyond our control and may not be related to our operating performance, including:

•	actual or anticipated fluctuations in our revenue and other operating results;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•

failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in operating performance and stock market valuations of online marketing or other technology companies, or those in our industry in particular;

•	lawsuits threatened or filed against us; and

•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect our business.

Sales of substantial amounts of our Class A common stock in the public markets, or the perception that they might occur, could reduce the price that our Class A common stock might otherwise attain and may dilute your voting power and your ownership interest in us.

After the completion of the offering, based on 99,484,734 shares of Class B common stock and 26,292,404 shares of Class A common stock outstanding as of September 30, 2014 and after giving effect to the sale of 10,360,500 shares in this offering by us and the selling stockholders, the issuance of 1,283,671 shares of our Class B common stock upon the exercise of outstanding stock options by certain selling stockholders in connection with this offering and the contribution back to us by Mr. Woodman of 576,800 shares of our Class B common stock in respect of stock options exercised by a certain selling stockholder, we will have 127,771,542 outstanding shares of our Class A and Class B common stock. This number includes the 20,470,000 shares of our Class A common stock that were sold in our IPO, 5,821,739 shares of our Class A common stock held by the Silicon Valley Community Foundation and all of the shares that we and the selling stockholders are selling in this offering, which may be resold immediately in the public market.

Subject to certain exceptions, all of our directors and officers and substantially all of our stockholders and option holders have agreed not to offer, sell or agree to sell, directly or indirectly, any shares of Class A or Class B common stock without the permission of the underwriters for a period of 180 days from the date of our IPO. In addition, following this offering, an aggregate of approximately 76,105,531 shares of Class A and Class B common stock will be subject to lock-up agreements that expire on February 17, 2015, subject to extension as described in “Underwriting”. Accordingly, an aggregate of approximately 15,285,889 shares of Class A and Class B common stock will become eligible for sale on December 23, 2014 upon the expiration of the 180 day IPO lock-up and an aggregate of approximately 76,105,531 shares of Class A and Class B common stock will become eligible for resale upon the expiration of the lock-up agreements being entered into in connection with this offering. See “Shares eligible for future sale—Lock-up agreements” for additional information. After the respective lock-up agreements pertaining to the IPO and this offering expire, our locked-up security holders will be able to sell our shares in the public market, subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, and various vesting agreements. Sales of a substantial number of such shares upon expiration, or early release, of the lock-up (or the perception that such sales may occur) could cause our share price to fall.

The market price of the shares of our Class A common stock could decline as a result of sales of a substantial number of our shares in the public market or the perception in the market that the holders of a large number of shares intend to sell their shares.

The dual class structure of our common stock will have the effect of concentrating voting control with our Chief Executive Officer and other directors and their affiliates; this will limit or preclude your ability to influence corporate matters.

Our Class B common stock has 10 votes per share, and our Class A common stock, which is the stock we are offering in this offering, has one vote per share. Stockholders who hold shares of Class B common stock will hold approximately 96.1% of the voting power of our outstanding capital stock following this offering. Our executive officers and directors and their affiliates will hold approximately 65.0% of the outstanding voting power, with Mr. Woodman, our CEO, holding approximately 42.5% after his sale of 4,078,800 shares of Class A common stock in this offering, and, therefore, assuming no material sales of such shares, they will be able to control all matters submitted to our stockholders, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transaction. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds that we receive from this offering, including applications for working capital, possible acquisitions and other general corporate purposes, and we may spend or invest these proceeds in a way with which our stockholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. These investments may not yield a favorable return to our investors.

If securities analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our Class A common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. Securities analysts have only recently commenced research coverage on us. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Class A common stock if the market price of our Class A common stock increases.

Delaware law and provisions in our restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our Class A common stock.

Our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change in control would be beneficial to our existing stockholders. In addition, our restated certificate of incorporation and amended and restated bylaws contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors, or otherwise adversely affect the rights of the holders of our Class A and Class B common stock, including the following:

•

our board of directors is not currently classified, but at such time as all shares of our Class B common stock have been converted into shares of our Class A common stock, our board of directors will be classified into three classes of directors with staggered three-year terms;

•

so long as any shares of our Class B common stock are outstanding, special meetings of our stockholders may be called by the holders of 10% of the outstanding voting power of all then outstanding shares of stock, a majority of our board of directors, the chairman of our board of directors, our chief executive office or our president, and thereafter only the chairman of our board of directors, our chief executive officer, our president or a majority of our board of directors will be authorized to call a special meeting of stockholders;

•	our stockholders may only take action at a meeting of stockholders and not by written consent;

•	vacancies on our board of directors may be filled only by our board of directors and not by stockholders;

•	directors may be removed from office with or without cause so long as our board of directors is not classified, and thereafter directors may be removed from office only for cause;

•

our restated certificate of incorporation provides for a dual class common stock structure in which holders of our Class B common stock have the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the outstanding shares of our Class A and Class B common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets;

•

our restated certificate of incorporation authorizes undesignated preferred stock, the terms of which may be established, and shares of which may be issued, by our board of directors without stockholder approval and which may contain voting, liquidation, dividend and other rights superior to those of our Class A and Class B common stock; and

•	advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

For information regarding these and other provisions, see “Description of capital stock.”

Special note regarding forward-looking statements and industry data

This prospectus contains forward looking statements that are based on our beliefs and assumptions regarding future events and circumstances, including statements regarding our strategies, our opportunities, developments in the markets in which we are active, our relationships with our customers, contract manufacturers, component suppliers and distributors and other matters. These statements are principally contained in the sections titled “Prospectus summary,” “Risk factors,” “Use of proceeds,” “Management’s discussion and analysis of financial condition and results of operations,” “Business,” and “Shares eligible for future sale.” Forward looking statements include statements that are not historical facts and can be identified by words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “continue,” “should,” “would,” “could,” “potentially,” “will” or “may,” or other similar words and phrases.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements. These risks, uncertainties and factors include those we discuss in this prospectus in the section titled “Risk factors.” You should read these risk factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. It is not possible for us to predict all risks that could affect us, nor can we assess the impact of all factors on our business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements we may make. Moreover, new risks emerge from time to time.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this prospectus and the documents we reference in this prospectus, and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part, with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

In this prospectus, we refer to metrics related to our presence on third-party social media services, such as the number of “likes” on our Facebook page and the number of users who have shared videos on YouTube with “GoPro” in the title. These social media services generally have policies in place to discourage duplicative user accounts or artificial activity designed to inflate such metrics. We are unable to independently verify the metrics provided by these social media services. We are also unable to determine whether these figures include individuals with multiple accounts on one service, deactivated or inactive accounts, or multiple views, “likes” or similar actions by the same user. We have relied on the calculations and analysis conducted by these services to present metrics that, as closely as possible, reflect genuine users and legitimate user activity on their social media services.

This prospectus also contains estimates and other statistical data that we obtained from industry publications, surveys, forecasts and reports. These industry publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. Although we have not independently verified the accuracy or completeness of the data contained in these industry publications and reports, based on our industry experience we believe that the publications are reliable and the conclusions contained in the publications and reports are reasonable.

Use of proceeds

We estimate that we will receive net proceeds of $97.1 million from the sale of the 1,287,533 shares of Class A common stock that we are selling in this offering, assuming a public offering price of $79.15 per share, which was the last reported sale price of our Class A common stock on the NASDAQ Global Select Market on November 14, 2014, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will also receive proceeds of $2.3 million from the exercise of stock options by certain selling stockholders in connection with this offering. We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholders.

The principal purposes of this offering are to raise additional capital, facilitate an orderly distribution of shares for the selling stockholders in this offering and increase our public float. We expect to use the net proceeds of this offering for general corporate purposes including working capital.

We may also use a portion of the net proceeds to acquire or invest in complementary businesses, technologies or assets. However, we have no present commitments or agreements to enter into any acquisitions or make any investments.

Our management will have significant flexibility in applying the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of these net proceeds. Pending the uses described above, we intend to invest the net proceeds from this offering in short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government. The goal with respect to the investment of these net proceeds will be capital preservation and liquidity so that these funds are readily available to fund our operations.

Market price of Class A common stock

Our Class A common stock has been listed on the NASDAQ Global Select Market under the symbol “GPRO” since June 26, 2014. Prior to that date, there was no public trading market for our Class A common stock. The following table sets forth for the periods indicated the high and low closing sale price per share of our Class A common stock as reported on the NASDAQ Global Select Market:

	Low	High

Fiscal Year ended December 31, 2014
Second Quarter (beginning June 26, 2014)	$28.65	$41.19
Third Quarter	$36.10	$96.45
Fourth Quarter (through November 14, 2014)	$64.14	$98.47

On November 14, 2014, the last reported sale price of our Class A common stock on the NASDAQ Global Select Market was $79.15 per share. As of September 30, 2014, there were approximately 255 stockholders of record of our Class B common stock and 16 stockholders of record of our Class A common stock. As many of our shares of Class A common stock are held by brokers and other institutions on behalf of shareholders, we are unable to estimate the total number of beneficial holders of our Class A common stock represented by these record holders.

Dividend policy

On December 19, 2012, we declared a cash dividend pursuant to which each holder of our common stock and redeemable convertible preferred stock as of December 21, 2012 received $1.050965 for every share of our common stock then held by such stockholder (with each stockholder of redeemable convertible preferred stock being treated as holding the number of shares of common stock then issuable upon conversion of all shares of redeemable convertible preferred stock held by such stockholder). We do not currently intend to pay any cash dividends on our Class A common stock or Class B common stock for the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends on our Class A common stock or Class B common stock will be at the discretion of our board of directors and will depend upon, among other factors, our financial condition, operating results, current and anticipated cash needs, plans for expansion and other factors that our board of directors may deem relevant.

Capitalization

The following table sets forth our capitalization as of September 30, 2014:

•	on an actual basis;

•

on an as adjusted basis to reflect (i) the issuance of 1,283,671 shares of our Class B common stock upon the exercise of outstanding stock options with an aggregate exercise price of $2.3 million by certain selling stockholders in connection with this offering and the contribution back to us by a stockholder of 576,800 shares of our Class B common stock in respect of stock options exercised by a certain selling stockholder, (ii) the conversion by the selling stockholders of 7,789,296 shares of our Class B common stock into the same number of shares of our Class A common stock in connection with the closing of this offering, (iii) the sale by us of 1,287,533 shares of our Class A common stock in this offering at the public offering price of $79.15 per share, which was the last reported sale price of our Class A common stock on the NASDAQ Global Select Market on November 14, 2014, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with the section titled “Management’s discussion and analysis of financial condition and results of operations” and our financial statements, related notes and other financial information appearing elsewhere in this prospectus.

	As of September 30, 2014
(in thousands, except share amounts) (unaudited)	Actual	As adjusted(1)

Stockholders’ equity:
Preferred stock, $0.0001 par value, 5,000,000 shares authorized, no shares issued or outstanding, actual and as adjusted	—	—
Class A common stock, $0.0001 par value, 500,000,000 shares authorized, 26,292,404 shares issued and outstanding, actual; 36,652,904 shares issued and outstanding, as adjusted	3	4
Class B common stock, $0.0001 par value, 150,000,000 shares authorized; 99,484,734 shares issued and outstanding, actual; 91,118,638 shares issued and outstanding, as adjusted	10	9
Additional paid-in capital	364,704	464,182
Accumulated deficit	(14,056)	(14,056)

Total stockholders’ equity	350,661	450,139

Total capitalization	$350,661	$450,139

(1)	Each $1.00 increase or decrease in the assumed public offering price of $79.15 per share, the last reported sale price of our Class A common stock on the NASDAQ Global Select Market on November 14, 2014, would increase or decrease, respectively, our additional paid-in capital, total stockholders’ equity and total capitalization by $1.2 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions.

The number of shares of our Class A and Class B common stock to be outstanding after this offering is based on (i) 26,292,404 shares of our Class A common stock and 99,484,734 shares of our Class B common stock outstanding as of September 30, 2014, (ii) the exercise of stock options for the purchase of 1,283,671 shares of Class B common stock by certain selling stockholders and the conversion of such shares into the same number of shares of Class A common stock for sale in this offering and (iii) the contribution of 576,800 shares of Class B common stock by

Mr. Woodman to us in respect of stock options exercised by a certain selling stockholder and excludes:

•

27,095,134 shares of Class B common stock issuable upon the exercise of stock options outstanding as of September 30, 2014 with a weighted average exercise price of $5.17 per share and 3,804,426 shares of Class B common stock issuable upon settlement of RSUs outstanding as of September 30, 2014 under our 2010 Plan;

•

422,828 shares of Class A common stock issuable upon the exercise of stock options outstanding as of September 30, 2014 with a weighted average exercise price of $45.52 per share and 95,877 shares of Class B common stock issuable upon settlement of RSUs outstanding as of September 30, 2014 under our 2014 Plan;

•

The effect of the contribution back to us of a number of shares of Class B common stock equal to the number of shares we issue upon exercise of an outstanding option for the purchase of 5,918,984 shares of Class B common stock (other than those shares of Class B common stock contributed back to us in respect of stock options exercised by a certain selling stockholder); see “Certain relationships and related person transactions—Equity grants and contribution agreement;”

•

150,000 shares of Class A common stock issuable upon the exercise of stock options granted after September 30, 2014 under our 2014 Plan with an exercise price equal to the last reported sale price of our Class A common stock on the NASDAQ Global Select Market on the date of this prospectus;

•	367,620 shares of Class A common stock issuable upon settlement of RSUs granted after September 30, 2014 under our 2014 Plan;

•	272,117 shares of Class B common stock subject to a right of repurchase by us outstanding as of September 30, 2014;

•	13,404,260 shares of Class A common stock reserved for future issuance under our 2014 Plan; and

•	3,367,557 shares reserved for future issuance under our ESPP.

Our 2014 Plan and ESPP also provide for automatic annual increases in the number of shares reserved under the plans, as more fully described in “Executive compensation—Employee benefit plans.”

Selected consolidated financial data

You should read the selected consolidated financial data below in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and the consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. The selected consolidated financial data in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus.

The following table presents selected consolidated financial data. We derived the consolidated statements of operations data for 2011, 2012 and 2013 and the balance sheet data as of December 31, 2012 and 2013 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the consolidated statements of operations data for 2010 from our audited consolidated financial statements that are not included in this prospectus, and have reclassified certain operating expenses for 2010 and have now included $0.7 million (unaudited) in sales and marketing expenses that was previously classified in general and administrative expenses, to conform with current presentation. The consolidated statements of operations data for the nine months ended September 30, 2013 and 2014 and the consolidated balance sheet data as of September 30, 2014 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial statements on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary to state fairly the financial information set forth in those financial statements. Our historical results are not necessarily indicative of the results to be expected in the future, and our interim results should not necessarily be considered indicative of results we expect for the full year.

Consolidated statements of operations data: (in thousands, except per share amounts)	Year ended December 31,				Nine months ended September 30,
	2010	2011	2012	2013	2013	2014

Revenue	$64,464	$234,238	$526,016	$985,737	$624,285	$760,292
Cost of revenue(1)	31,719	111,683	298,530	623,953	414,005	436,870

Gross profit	32,745	122,555	227,486	361,784	210,280	323,422

Operating expenses:
Research and development(1)	1,394	8,644	36,115	73,737	48,286	105,778
Sales and marketing(1)	13,860	64,375	116,855	157,771	112,151	133,151
General and administrative(1)	5,634	10,757	20,899	31,573	21,715	71,146

Total operating expenses	20,888	83,776	173,869	263,081	182,152	310,075

Operating income	11,857	38,779	53,617	98,703	28,128	13,347
Other income (expense), net	(29)	12	(407)	(7,374)	(5,150)	(4,945)

Income before income taxes	11,828	38,791	53,210	91,329	22,978	8,402
Income tax expense	248	14,179	20,948	30,751	6,129	2,574

Net income	$11,580	$24,612	$32,262	$60,578	$16,849	$5,828

Weighted-average shares used to compute net income per share attributable to common stockholders(2):
Basic	67,207	73,481	74,226	81,018	80,914	96,905

Diluted	73,160	78,551	74,226	98,941	98,671	115,578

Net income per share attributable to common stockholders(2):
Basic	$0.17	$0.26	$0.07	$0.54	$0.15	$0.05

Diluted	$0.16	$0.24	$0.07	$0.47	$0.13	$0.04

Other financial information:
Adjusted EBITDA(3)	$12,748	$52,873	$75,288	$133,726	$51,870	$90,526

(1)	Includes stock-based compensation expense as follows:

	Year ended December 31,				Nine months ended September 30,
(in thousands)	2010	2011	2012	2013	2013	2014

Cost of revenue	$10	$122	$333	$690	$530	$555
Research and development	73	261	1,452	3,003	1,737	5,486
Sales and marketing	323	7,690	6,335	5,670	4,077	6,293
General and administrative	268	902	1,036	1,524	1,003	39,809

Total stock-based compensation expense	$674	$8,975	$9,156	$10,887	$7,347	$52,143

(2)	See Note 8 of our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our historical basic and diluted net income per share attributable to common stockholders.

(3)	See “Prospectus summary—Summary consolidated financial data—Adjusted EBITDA” for additional information and a reconciliation of net income to adjusted EBITDA.

	December 31,		September 30,
(in thousands)	2012	2013	2014

Consolidated balance sheet data:
Cash and cash equivalents	$36,485	$101,410	$237,749
Working capital	69,618	57,446	273,394
Total assets	246,665	439,671	589,058
Total indebtedness	129,395	113,612	—
Redeemable convertible preferred stock	77,138	77,198	—
Total stockholders’ equity (deficit)	(79,741)	(5,366)	350,661

Management’s discussion and analysis of financial condition and results of operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements, related notes and other financial information appearing elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements as a result of a variety of factors, including but not limited to, those discussed in “Risk factors” and elsewhere in this prospectus.

Overview

GoPro is transforming the way consumers capture, manage, share and enjoy meaningful life experiences. We do this by enabling people to capture compelling, immersive photo and video content of themselves participating in their favorite activities.

We were founded in 2004 to address the limitations of traditional cameras. In 2004, we shipped our first product, a wrist-mounted, waterproof, film-based capture device, and in 2006 we shipped our first digital capture device, the Digital HERO. We introduced our first HD capture device in 2009, the HD HERO, and we introduced our current HERO4 family of capture devices in September 2014. We also sell mountable and wearable accessories that enable professional quality capture at affordable prices.

We have continued to enhance our product offering by providing software solutions that address the pain points of managing, editing and sharing content. GoPro Studio enables our customers to easily edit and share simple or complex videos. The GoPro App enables customers to easily and wirelessly manage and share content from our HERO capture devices.

Since we launched our first HD camera in 2009, we have experienced rapid growth. In 2011, 2012, 2013 and the nine months ended September 30, 2013 and 2014, we generated revenue of $234.2 million, $526.0 million, $985.7 million, $624.3 million and $760.3 million and reported net income of $24.6 million, $32.3 million, $60.6 million, $16.8 million and $5.8 million, respectively. Substantially all of our revenue has been generated from the sale of cameras and accessories.

Our sales strategy initially targeted independent specialty retailers focused on action sports markets, which we believe helped to establish the authenticity of our brand. We now sell our products both directly and through distribution. Our direct channel includes big box, mid-market and independent specialty retailers, as well as our website. We use our distribution channel to sell internationally and into certain specialty markets. As of September 30, 2014, our products were sold to customers in more than 100 countries and through more than 25,000 retail outlets. Sales outside of the United States represented 35%, 47%, 49%, 53% and 44% of our revenue for 2011, 2012, 2013 and the nine months ended September 30, 2013 and 2014, respectively.

We believe consumer demand for compelling content, combined with our self-capture technology and the popularity of social media, create a significant media opportunity for GoPro. GoPro programming, a combination of GoPro originally produced content and “best of” UGC, has developed a growing audience. To scale this, we have built a team of production professionals who regularly produce content based on inspiring stories from around the world, captured exclusively with our capture devices. In addition, we actively curate and redistribute, with permission, UGC as GoPro-branded content through the GoPro Network, which includes the GoPro Channels on Facebook, Instagram, Twitter, Pinterest, Virgin America, Xbox 360, Xbox One and YouTube.

We face potential challenges that could limit our ability to take advantage of these opportunities, including the risk that we may not be able to continue to develop and introduce new products and attract new customers. We do not expect to sustain or increase our revenue growth rates. In addition, we rely on a small number of retailer and distributor customers for a significant portion of our revenue. For 2011, 2012, 2013 and the nine months ended September 30, 2013 and 2014, one retailer accounted for 15%, 15%, 17%, 15% and 19% of our revenue, respectively. For the nine months ended September 30, 2013, one distributor accounted for 10% of our revenue.

We rely on contract manufacturers for the production of our cameras and accessories. All of the components that go into the manufacture of our cameras and accessories are sourced from third-party suppliers, and some of these suppliers are the sole source for important components. We utilize third-party logistics providers for product fulfillment.

Key business metrics

In addition to the measures presented in our consolidated financial statements, we use the following key metrics to evaluate our business, measure our performance, develop financial forecasts and make strategic decisions.

	Year ended December 31,			Nine months ended September 30,
(in thousands)	2011	2012	2013	2013	2014

Key business metrics:
Units shipped	1,145	2,316	3,849	2,429	2,795
Adjusted EBITDA	$52,873	$75,288	$133,726	$51,870	$90,526

•

Units shipped.    Units shipped represents the number of individual packaged camera units that are shipped during a reporting period, net of any returns. Packaged camera units include a waterproof housing, a battery, selected mounts and other accessories which vary by model. We monitor units shipped on a daily basis as it is a key indicator of revenue trends for a reporting period. We use units shipped to help optimize our fulfillment operations and shipment allocations in order to better maintain operating efficiencies and improve customer satisfaction.

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Adjusted EBITDA.    Adjusted EBITDA is a non-GAAP financial measure that we calculate as net income (loss), adjusted after excluding the impact of: provision (benefit) for income taxes, interest income, interest expense, depreciation and amortization, POP display amortization and stock-based compensation. We use adjusted EBITDA as a key measure to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating adjusted EBITDA can provide a useful measure for period-to-period comparisons of our business. Accordingly, we believe that adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors. See “Prospectus summary—Summary consolidated financial data—Adjusted EBITDA” for additional information and a reconciliation of net income to adjusted EBITDA.

Factors affecting performance

We believe that our future success will be dependent on many factors, including those further discussed below. While these areas represent opportunities for us, they also represent challenges and risks that we must successfully address in order to continue the growth of our business and improve our results of operations.

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Investing in research and development.    We believe that our performance is significantly dependent on the investments we make in research and development and that we must continually develop and introduce innovative new products, enhance existing products and effectively stimulate customer demand for existing and future products. If we fail to innovate and enhance our product offerings, our brand, market position and revenue may be adversely affected. Further if our research and development efforts are not successful, we will not recover the investments that we make in this aspect of our business.

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Investing in sales and marketing.    We intend to continue to invest significant resources in our marketing, advertising and brand management efforts. Sales and marketing investments will often occur in advance of any sales benefits from these activities, and it may be difficult for us to determine if we are efficiently allocating our resources in this area.

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Leveraging media content.    We expect to increase our investment in the development of the GoPro Network and its related content. We believe we have significant opportunities to establish new revenue streams from these investments. However, we do not have significant experience deriving revenue from the distribution of GoPro content, and we cannot be assured that these investments will result in increased revenue or profitability.

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Expanding into new vertical markets and growing internationally.    Our long-term growth will depend in part on our continued ability to expand our customer base and increase revenue from international markets. We intend to expand into new vertical markets and to increase our presence globally through the active promotion of our brand, the formation of strategic partnerships, the introduction of new products and the growth of our international sales channel.

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Seasonality.    Historically, we have experienced the highest levels of revenue in the fourth quarter of the year, coinciding with the holiday shopping season in the United States and Europe. Accordingly, we have historically introduced our newest generation of product offerings just prior to this peak season. Given the significant seasonality of our sales, timely and effective product introductions and forecasting for this season are critical to our operations.

Components of our results of operations and financial condition

Revenue

Our revenue is comprised of product revenue, net of returns and sales incentives:

•

Product revenue.    Product revenue is derived from the sale of our HERO line of cameras and accessories directly to retailers and through gopro.com, as well as through our network of domestic and international distributors.

•	Returns and sales incentives. Our standard terms and conditions of sale do not allow for product returns and we generally do not allow product returns other than under warranty.

However, we have entered into contracts with certain large retailers and distributors with terms and conditions that allow for limited product returns rights. Upon shipment of our product to customers with such rights, we reduce revenue equal to the estimated future returns related to the current period product revenue. Additionally, we offer price protection discounts to certain customers when new capture devices are released. We record price protection discounts, as a reduction in revenue, based on shipments subject to price protection. Discounts recorded are based on an evaluation of inventory held by the customer at the time the price protection offer is extended.

See “—Critical accounting policies” for a more detailed discussion of our revenue recognition policy.

Cost of revenue

Our cost of revenue is comprised of the following:

•	manufacturing costs of our products payable to third-party contract manufacturers;

•	third-party logistics costs;

•	costs to procure components directly from our suppliers;

•	inbound and outbound freight costs and duties;

•	costs associated with the repair of products under warranty;

•	license fees paid to third parties;

•	write-downs of inventory carrying value to adjust for excess and obsolete inventory and periodic physical inventory counts; and

•

certain allocated costs related to manufacturing management, facilities, information technology support and other expenses associated with internal logistics support, including stock-based compensation.

We outsource our manufacturing, warehouse operations and order fulfillment activities to third parties. Our product costs will vary directly with volume and based on the costs of underlying product components as well as the prices we are able to negotiate with our contract manufacturers. Shipping costs will fluctuate with volume as well as with the method of shipping chosen in order to meet customer demand. As a global company with suppliers centered in Asia and customers located worldwide, we have used, and may in the future use, air shipping to deliver our products directly to retail stores and distribution centers. Air shipping is more costly than sea or ground shipping or other delivery options. We primarily use air shipping to meet the demand of our products during peak shopping seasons and new product launches.

Gross profit and gross profit margin

Our gross profit and gross profit margin have been, and may in the future be, influenced by several factors including: product, channel and geographical revenue mix; changes in product costs related to the release of different camera models; component, contract manufacturing and supplier pricing; and foreign currency exchange. Although we primarily procure and sell our products in U.S. dollars, our suppliers incur many costs, including labor costs, in other currencies. To the extent that exchange rates move unfavorably for our suppliers, they may seek to pass these additional costs on to us, which could have a material impact on our future average selling prices and unit costs. Gross profit and gross profit margin may fluctuate over time based on the factors described above.

Operating expenses

We classify our operating expenses into three categories: research and development, sales and marketing and general and administrative.

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Research and development.    Research and development expense consists primarily of personnel related costs, which include salaries and stock-based compensation, in addition to costs attributable to product design, test, patent, facilities and information technology. Over time, we expect our research and development expense to increase in absolute dollars as we continue to make significant investments in developing new products, applications, functionality and other offerings. Research and development expense may fluctuate as a percentage of revenue, notably in the fourth quarter of our fiscal year when we have historically experienced our highest levels of revenue.

•

Sales and marketing.    Sales and marketing expense consists primarily of advertising and marketing promotions of our products, including POP display amortization, personnel related costs, which include salaries and stock-based compensation, commissions, trade show and event costs, sponsorship costs, professional services, facilities, information technology and travel. Over time, we expect our sales and marketing expense to increase in absolute dollars as we continue to actively promote our products. Sales and marketing expense may fluctuate as a percentage of revenue, notably in the fourth quarter of our fiscal year when we have historically experienced our highest levels of revenue.

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General and administrative.    General and administrative expense consists of personnel related costs, which include salaries and stock-based compensation, as well as the costs of professional services, facilities, information technology and other administrative expenses. We expect our general and administrative expense to increase in absolute dollars due to the anticipated growth of our business and related infrastructure as well as accounting, insurance, investor relations and other public company costs. General and administrative expense may fluctuate as a percentage of revenue, notably in the fourth quarter of our fiscal year when we have historically experienced our highest levels of revenue, or due to fluctuations in stock-based compensation expense.

Other income (expense), net

Other income (expense), net consists of interest expense associated with our debt financing arrangements and sales of accounts receivable, amortization of debt issuance costs, interest income earned on our cash and cash equivalents balances, foreign currency exchange gains (losses) related to the remeasurement of certain assets and liabilities of our foreign subsidiaries that are denominated in currencies other than the functional currency of the subsidiary and foreign exchange transactions gains and losses. We do not utilize derivatives to hedge our foreign exchange risk as we believe the risk to be immaterial to our results of operations.

Income tax expense

We are subject to income taxes in the United States and foreign jurisdictions in which we do business. These foreign jurisdictions have statutory tax rates different from those in the United States. Additionally, certain of our international earnings are also taxable in the

United States. Accordingly, our effective tax rates will vary depending on the relative proportion of foreign to U.S. income, the absorption of foreign tax credits, changes in the valuation of our deferred tax assets and liabilities and changes in tax laws. We regularly assess the likelihood of adverse outcomes resulting from the examination of our tax returns by the U.S. Internal Revenue Service, or IRS, and other tax authorities to determine the adequacy of our income tax reserves and expense. Should actual events or results differ from our current expectations, charges or credits to our income tax expense may become necessary. Any such adjustments could have a significant impact on our results of operations.

Statements of operations

The following table sets forth the components of our consolidated statements of operations for each of the periods presented:

	Year ended December 31,			Nine months ended September,
(in thousands)	2011	2012	2013	2013	2014

Revenue	$234,238	$526,016	$985,737	$624,285	$760,292
Cost of revenue(1)	111,683	298,530	623,953	414,005	436,870

Gross profit	122,555	227,486	361,784	210,280	323,422

Operating expenses:
Research and development(1)	8,644	36,115	73,737	48,286	105,778
Sales and marketing(1)	64,375	116,855	157,771	112,151	133,151
General and administrative(1)	10,757	20,899	31,573	21,715	71,146

Total operating expenses	83,776	173,869	263,081	182,152	310,075

Operating income	38,779	53,617	98,703	28,128	13,347
Other income (expense), net	12	(407)	(7,374)	(5,150)	(4,945)

Income before income taxes	38,791	53,210	91,329	22,978	8,402
Income tax expense	14,179	20,948	30,751	6,129	2,574

Net income	$24,612	$32,262	$60,578	$16,849	$5,828

(1) Includes stock-based compensation expense as follows:
Cost of revenue	$122	$333	$690	$530	$555
Research and development	261	1,452	3,003	1,737	5,486
Sales and marketing	7,690	6,335	5,670	4,077	6,293
General and administrative	902	1,036	1,524	1,003	39,809

Total stock-based compensation expense	$8,975	$9,156	$10,887	$7,347	$52,143

The following table sets forth the components of our consolidated statements of operations for each of the periods presented as a percentage of revenue:

	Year ended December 31,			Nine months ended September 30,
	2011	2012	2013	2013	2014

Revenue	100%	100%	100%	100%	100%
Cost of revenue	48%	57%	63%	66%	57%

Gross profit	52%	43%	37%	34%	43%

Operating expenses:
Research and development	4%	7%	7%	8%	14%
Sales and marketing	27%	22%	16%	18%	18%
General and administrative	4%	4%	4%	3%	9%

Total operating expenses	35%	33%	27%	29%	41%

Operating income	17%	10%	10%	5%	2%
Other income (expense), net	—	—	(1)%	(1)%	(1)%

Income before income taxes	17%	10%	9%	4%	1%
Income tax expense	6%	4%	3%	1%	0%

Net income	11%	6%	6%	3%	1%

Comparison of the nine months ended September 30, 2013 and 2014

Revenue

	Nine months ended September 30,		Change
(dollars in thousands)	2013	2014	$	%

Revenue	$624,285	$760,292	$136,007	22%

Revenue for the nine months ended September 30, 2014 increased 22% to $760.3 million from $624.3 million for the nine months ended September 30, 2013, primarily due to an increase in units shipped and increased sales of our higher priced products. Units shipped in the nine months ended September 30, 2014 increased 15% to 2.8 million from 2.4 million in the nine months ended September 30, 2013. The average selling price of units shipped increased 2% in the nine months ended September 30, 2014 compared to the nine months ended September 30, 2013, primarily due to a shift in product mix to the HERO3+ Black edition capture devices. Our revenue in the nine months ended September 30, 2014 also increased, to a lesser extent, as a result of an increase in accessory unit shipments. Our revenue increased in the Americas and Asia Pacific, or APAC, and decreased in Europe, Middle East and Africa, or EMEA, during the nine months ended September 30, 2014 compared to the nine months ended September 30, 2013.

Cost of revenue, gross profit and gross profit margin

	Nine months ended September 30,		Change
(dollars in thousands)	2013	2014	$	%

Cost of revenue	$414,005	$436,870	$22,865	6%
Gross profit	$210,280	$323,422	$113,142	54%
Gross profit margin	34%	43%

Gross profit margin increased to 43% in the nine months ended September 30, 2014 from 34% in the nine months ended September 30, 2013 primarily due to lower product costs from our HERO3+ capture devices compared to our previous generation HERO3 capture devices. In addition, gross profit margin also improved due to a 2% increase in the average selling price of units shipped.

Operating expenses

	Nine months ended September 30,		Change
(dollars in thousands)	2013	2014	$	%

Research and development	$48,286	$105,778	$57,492	119%
Sales and marketing	112,151	133,151	21,000	19%
General and administrative	21,715	71,146	49,431	228%

Total operating expenses	$182,152	$310,075	$127,923	70%

Research and development expense increased $57.5 million, or 119%, for the nine months ended September 30, 2014 compared to the nine months ended September 30, 2013, primarily due to a $24.2 million increase in personnel related costs associated with an increase in headcount, a $15.5 million increase in consulting and outside professional service costs, a $6.2 million increase in facility and information technology support costs, a $5.9 million increase in equipment costs and a $3.8 million increase in stock-based compensation. These increases were primarily driven by investments in the development of our HERO4 line of capture devices.

Sales and marketing expense increased $21.0 million, or 19%, for the nine months ended September 30, 2014 compared to the nine months ended September 30, 2013, primarily due to a $12.0 million increase in personnel related costs associated with an increase in headcount, a $3.4 million increase in facility and information technology support costs, a $2.2 million increase in stock-based compensation and a $1.9 million increase in advertising and promotional activity costs.

General and administrative expense increased $49.4 million, or 228%, for the nine months ended September 30, 2014 compared to the nine months ended September 30, 2013, due primarily to a $38.8 million increase in stock-based compensation, an $8.1 million increase in personnel related costs associated with an increase in headcount, a $1.1 million increase in consulting and outside professional service costs and a $1.1 million increase in facility and information technology support costs. Of the total increase in stock-based compensation, $27.6 million was attributable to the issuance of 4,500,000 RSUs to our CEO during the period, 1,500,000 of which immediately vested during the period.

Income tax expense

	Nine months ended September 30,		Change
(dollars in thousands)	2013	2014	$	%

Income tax expense	$6,129	$2,574	$(3,555)	(58)%
Effective tax rate	26.7%	30.6%

Income tax expense for the nine months ended September 30, 2014 was $2.6 million compared to $6.1 million for the nine months ended September 30, 2013 primarily due to lower U.S. pre-tax income, higher earnings in jurisdictions with lower tax rates than the United States and lower foreign withholding taxes.

Comparison of the years ended December 31, 2011, 2012 and 2013

Revenue

	Year ended December 31,			Change 2012 vs. 2011		Change 2013 vs. 2012
(dollars in thousands)	2011	2012	2013	$	%	$	%

Revenue	$234,238	$526,016	$985,737	$291,778	125%	$459,721	87%

2013 compared to 2012

Revenue for 2013 increased 87% to $985.7 million from $526.0 million for 2012. Units shipped in 2013 increased 66% to 3.8 million from 2.3 million in 2012, primarily due to an increase in demand for our HERO3 products released in the fourth quarter of 2012 and our HERO3+ products released in the fourth quarter of 2013. Further contributing to the increase in revenue in 2013 was a 19% increase in the average selling price of units shipped. The increase in average selling price from 2012 to 2013 was primarily driven by a shift in product mix to the HERO3 and HERO3+ Black edition capture devices, which have higher price points compared to our HERO2 capture devices. Our 2013 revenue also increased compared to 2012 as a result of an increase in accessories we shipped outside of units shipped. Our revenue grew in each of our primary geographical regions of the Americas, APAC and EMEA in 2013.

2012 compared to 2011

Revenue for 2012 increased 125% to $526.0 million from $234.2 million for 2011. Units shipped in 2012 increased 102% to 2.3 million units from 1.1 million in 2011 primarily due to an increase in demand for our HERO2 capture devices released in the fourth quarter of 2011 and our HERO3 capture devices released in the fourth quarter of 2012. Revenue for 2012 also increased compared to 2011 due to an increase in accessories we shipped outside of units shipped. Further contributing to the increase in revenue in 2012 was a 14% increase in our average selling price of units shipped for 2012 compared to 2011 due to higher average selling price for our HERO3 Black edition capture devices. Our revenue grew in each of our primary geographic regions in 2012.

Cost of revenue, gross profit and gross profit margin

	Year ended December 31,			Change 2012 vs. 2011		Change 2013 vs. 2012
(dollars in thousands)	2011	2012	2013	$	%	$	%

Cost of revenue	$111,683	$298,530	$623,953	$186,847	167%	$325,423	109%
Gross profit	$122,555	$227,486	$361,784	$104,931	86%	$134,298	59%
Gross profit margin	52%	43%	37%

2013 compared to 2012

Gross profit margin decreased to 37% in 2013 from 43% in 2012 primarily due to higher product costs for our HERO3 capture devices introduced in the fourth quarter of 2012 compared to our previous generation HERO2 capture devices. HERO3 product costs were approximately 67% greater than those of the HERO2, while average selling prices of units shipped increased approximately 19%. This increase in product costs was primarily due to the inclusion of additional features and functionality in our HERO3 capture devices. Our HERO3+ capture devices, introduced in October 2013, included lower product costs and partially offset the HERO3 cost increase in the fourth quarter of 2013 as customers transitioned to our new product line. The average cost for our HERO3+ capture device decreased approximately 3% compared to our HERO3 capture device.

2012 compared to 2011

Gross profit margin decreased to 43% in 2012 from 52% in 2011, primarily due to higher product costs associated with additional features and functionality included in our HERO3 capture devices introduced in the fourth quarter of 2012. The average product costs of our HERO3 capture device, introduced in the fourth quarter of 2012, represented more than a 60% increase in the average cost of the HERO and HERO2 capture devices sold in 2011. This increase in product costs was partially offset by the 14% increase in the average selling price of units shipped for 2012 compared to 2011.

Operating expenses

	Year ended December 31,			Change 2012 vs. 2011		Change 2013 vs. 2012
(dollars in thousands)	2011	2012	2013	$	%	$	%

Research and development	$8,644	$36,115	$73,737	$27,471	318%	$37,622	104%
Sales and marketing	64,375	116,855	157,771	52,480	82%	40,916	35%
General and administrative	10,757	20,899	31,573	10,142	94%	10,674	51%

Total operating expenses	$83,776	$173,869	$263,081	$90,093	108%	$89,212	51%

2013 compared to 2012

Research and development expense increased $37.6 million, or 104%, for 2013 compared to 2012, primarily due to a $20.3 million increase in personnel related costs associated with an increase in headcount of 127 employees, a $9.7 million increase in facility and information technology support costs associated with an expansion of our corporate offices and a $6.1 million increase in consulting and outside professional service costs.

Sales and marketing expense increased $40.9 million, or 35%, for 2013 compared to 2012, primarily due to a $21.3 million increase in advertising and promotional activities, a $6.8 million increase in personnel related costs associated with an increase in headcount of 95 employees, a $5.0 million increase in facility and information technology support costs associated with an expansion of our corporate offices, a $3.9 million increase in consulting and outside professional services costs and a $1.0 million increase in sales commissions.

General and administrative expense increased $10.7 million, or 51%, for 2013 compared to 2012, primarily due to a $5.2 million increase in personnel related costs associated with an increase in headcount of 62 employees, a $2.6 million increase in professional, consulting and temporary services to support our overall growth and a $2.3 million increase in facility and information technology support costs associated with an expansion of our corporate offices.

2012 compared to 2011

Research and development expense increased $27.5 million, or 318%, for 2012 compared to 2011, primarily due to a $11.7 million increase in personnel related costs associated with an increase in headcount of 87 employees, an $8.2 million increase in consulting and outside professional services, a $5.4 million increase in facility and information technology support costs associated with an expansion of our corporate offices and a $1.8 million increase in prototype material costs.

Sales and marketing expense increased $52.5 million, or 82%, for 2012 compared to 2011, primarily due to a $33.4 million increase in advertising and promotional activities to increase brand awareness, a $13.6 million increase in personnel related costs associated with an increase in headcount of 61 employees and a $6.9 million increase in consulting and outside professional service costs, largely in connection with marketing and customer support activities. We also increased our facility and information technology support costs associated with an expansion of our corporate offices by $6.5 million. Selling expense, which principally consists of internal and external sales commissions, increased $4.1 million from 2011. Partially offsetting these increases in 2012 was a $13.0 million charge included in sales and marketing expense for 2011 related to an agreement between our CEO and an employee to share proceeds from a sale of equity securities. See “Certain relationships and related person transactions—Share of proceeds from sale of equity securities” for further description of this transaction.

General and administrative expense increased $10.1 million, or 94%, for 2012 compared to 2011, primarily due to a $3.1 million increase in personnel related costs associated with an increase in headcount of 29 employees, a $3.1 million increase in facility and information technology support costs associated with an expansion of our corporate offices and a $3.0 million increase in consulting and outside professional service costs to support our growth.

Other income (expense), net

	Year ended December 31,			Change 2012 vs. 2011		Change 2013 vs. 2012
(dollars in thousands)	2011	2012	2013	$	%	$	%

Interest expense	$(32)	$(392)	$(6,020)	$(360)	1,125%	$(5,628)	1,436%
Interest income	44	46	2	2	5%	(44)	(96)%
Realized foreign exchange loss, net	—	(61)	(322)	(61)	100%	(261)	428%
Other income (expense), net	—	—	(1,034)	—	—	(1,034)	100%

Total other income (expense), net	$12	$(407)	$(7,374)	$(419)	(3,492)%	$(6,967)	1,712%

2013 compared to 2012

Interest expense for 2013 was $6.0 million compared to $0.4 million for 2012, primarily due to increased debt balances under our credit facility. Other expense in 2013 consisted primarily of banking and commission fees related to our standby letter of credit. See “Liquidity and capital resources—Credit facility.”

2012 compared to 2011

Other income (expense), net, was ($0.4 million) for 2012 compared to $12,000 in 2011. The increase in net expense was primarily due to interest expense associated with our credit facility entered into in December 2012.

Income tax expense

	Year ended December 31,			Change 2012 vs. 2011		Change 2013 vs. 2012
(dollars in thousands)	2011	2012	2013	$	%	$	%

Income tax expense	$14,179	$20,948	$30,751	$6,769	48%	$9,803	47%
Effective tax rate	36.6%	39.4%	33.7%

2013 compared to 2012

Income tax expense for 2013 was $30.8 million compared to $20.9 million for 2012. Our effective income tax rate was 33.7% for 2013 compared to 39.4% for 2012. Our effective tax rate for 2013 was lower than for 2012 and the federal statutory rate of 35% primarily due to the expansion of our operations into international jurisdictions that have lower overall statutory tax rates and the extension of our 2012 federal research credit in 2013 of $0.7 million.

2012 compared to 2011

Our income tax expense was $20.9 million for 2012 compared to $14.2 million for 2011. Our effective income tax rate was 39.4% for 2012 compared to 36.6% for 2011. Our effective tax rate increased in 2012 compared to 2011 primarily due to tax benefits related to our S corporation status during the first two months of 2011.

Backlog

We do not believe that our backlog is meaningful as of any particular date or indicative of future sales, as our customers can change or cancel orders with limited or no penalty and limited advance notice prior to shipment.

Unaudited quarterly results of operations

The following table sets forth our unaudited quarterly consolidated results of operations for each of the nine quarterly periods ended September 30, 2014. These unaudited quarterly results of operations have been prepared on the same basis as our audited consolidated financial statements and, in our opinion, reflect all normal recurring adjustments necessary for the fair statement of the results of operations for these periods. You should read the following tables in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. The results of operations for any quarter are not necessarily indicative of the results of operations for a full year or any future periods.

	Three months ended
(in thousands)	Sept. 30, 2012(2)	Dec. 31, 2012(3)	March 31, 2013	June 30, 2013	Sept. 30, 2013	Dec. 31, 2013(4)	March 31, 2014	June 30, 2014(5)	Sept. 30, 2014

Consolidated statement of operations data:
Revenue	$82,055	$234,029	$255,057	$177,082	$192,146	$361,452	$235,716	$244,605	$279,971
Cost of revenue(1)	46,580	149,640	165,628	120,242	128,135	209,948	139,202	141,736	155,932

Gross profit	35,475	84,389	89,429	56,840	64,011	151,504	96,514	102,869	124,039

Operating expenses:
Research and development(1)	10,929	12,290	12,012	16,687	19,587	25,451	28,739	34,663	42,376
Sales and marketing(1)	26,764	44,708	35,673	39,065	37,413	45,620	41,341	43,701	48,109
General and administrative(1)	5,009	6,922	6,988	7,044	7,683	9,858	9,878	41,171	20,097

Total operating expenses	42,702	63,920	54,673	62,796	64,683	80,929	79,958	119,535	110,582

Operating income (loss)	(7,227)	20,469	34,756	(5,956)	(672)	70,575	16,556	(16,666)	13,457
Other income (expense), net	(68)	(224)	(1,694)	(1,697)	(1,759)	(2,224)	(1,625)	(1,536)	(1,784)

Income (loss) before income taxes	(7,295)	20,245	33,062	(7,653)	(2,431)	68,351	14,931	(18,202)	11,673
Income tax (benefit) expense	(4,586)	8,544	10,027	(2,568)	(1,330)	24,622	3,882	1,639	(2,947)

Net income (loss)	$(2,709)	$11,701	$23,035	$(5,085)	$(1,101)	$43,729	$11,049	$(19,841)	$14,620

(1) Includes stock-based compensation expense as follows:

Cost of revenue	$83	$110	$220	$157	$153	$160	$168	$154	$233
Research and development	338	689	441	556	740	1,266	1,401	1,657	2,428
Sales and marketing	1,880	2,790	1,204	1,454	1,419	1,593	1,414	1,654	3,225
General and administrative	115	747	230	365	408	521	1,054	30,728	8,027

Total stock-based compensation expense	$2,416	$4,336	$2,095	$2,532	$2,720	$3,540	$4,037	$34,193	$13,913

(2)	Includes a charge of $1.0 million related to the modification of stock options, which was recorded to sales and marketing expense.

(3)	Includes compensation costs of $2.6 million recognized upon a sale of shares from several employees to our CEO, of which $0.3 million was recorded to research and development, $1.7 million was recorded to sales and marketing and $0.6 million was recorded to general and administrative expense.

(4)	Includes a cash charge of $0.3 million related to certain provisions and benefits in the separation agreement of our former Chief Financial Officer, who resigned in December 2013 due to health reasons. This charge was recorded to general and administrative expense.

(5)	Includes compensation costs of $27.6 million related to the issuance of 4,500,000 RSUs to our CEO during the quarter, 1,500,000 of which immediately vested during the quarter. This charge was recorded in general and administrative expense.

The following table sets forth the components of our unaudited consolidated statements of operations for each of the periods presented as a percentage of revenue:

	Three months ended
(percentage of revenue)	Sept. 30, 2012	Dec. 31, 2012	March 31, 2013	June 30, 2013	Sept. 30, 2013	Dec. 31, 2013	March 31, 2014	June 30, 2014	Sept. 30, 2014

Revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	57%	64%	65%	68%	67%	58%	59%	58%	56%

Gross profit	43%	36%	35%	32%	33%	42%	41%	42%	44%

Operating expenses:
Research and development	13%	5%	5%	9%	10%	7%	12%	14%	15%
Sales and marketing	33%	19%	13%	22%	19%	12%	18%	18%	17%
General and administrative	6%	3%	3%	4%	4%	3%	4%	17%	7%

Total operating expenses	52%	27%	21%	35%	33%	22%	34%	49%	39%

Operating income (loss)	(9)%	9%	14%	(3)%	—%	20%	7%	(7)%	5%
Other income (expense), net	—%	—%	(1)%	(1)%	(1)%	(1)%	(1)%	—%	(1)%

Income (loss) before income taxes	(9)%	9%	13%	(4)%	(1)%	19%	6%	(7)%	4%
Income tax (benefit) expense	(6)%	4%	4%	(1)%	—%	7%	1%	1%	(1)%

Net income (loss)	(3)%	5%	9%	(3)%	(1)%	12%	5%	(8)%	5%

Quarterly trends

Our overall operating results fluctuate from quarter to quarter as a result of a variety of factors, including seasonal factors and economic cycles that influence consumer retail product purchase trends.

Generally, we have experienced the highest levels of revenue in the fourth quarter of the year, which coincides with the winter holiday shopping season in the United States and Europe and the period in which we have historically introduced the newest generation of our product offerings. Revenue in the first quarter of 2013 was greater than the fourth quarter of 2012 due to the delay in the introduction of our HERO3 Black edition capture device in the fourth quarter of 2012.

Gross profit margin decreased from the third quarter of 2012 through the second quarter of 2013 primarily due to higher product costs of our HERO3 capture devices compared to our HERO2 capture devices. Gross profit margin was higher in the fourth quarter of 2013 and during the first three quarters of 2014 primarily due to a decrease in the product costs of our HERO3+ capture devices compared to our HERO3 capture devices and an increase in the average selling price of units shipped compared to prior periods.

Operating expense increased for the quarterly periods presented primarily due to increased personnel related expenses, advertising and promotional expenses and corporate infrastructure costs to support the growth of the company. For the three months ended December 31, 2012, sales and marketing expense reflected advertising and promotional activities to increase awareness of the GoPro brand and our product offerings associated with the launch of our HERO3 capture devices. For the three months ended June 30, 2014, the increase in general and administrative expense was primarily due to a $30.7 million charge to stock-based compensation, $27.6 million of which was due to the issuance of 4,500,000 of RSUs to our CEO during the quarter, 1,500,000 of which immediately vested during the quarter. For the three months ended September 30, 2014, research and development expense increased primarily due to increased research and development headcount and to an increase in consulting and outside professional service costs.

Our business is both positively and negatively affected by the behavior of consumers, economic conditions, competitive pressures and our operational decisions and related timelines, which includes the release of new products and accessories, as well as newer generations of our product offerings. Consequently, the results of any prior quarterly or annual periods should not be relied upon as indications of our future operating performance.

The following table sets forth the key business metrics for each of the periods presented:

	Three months ended
(in thousands)	Sept. 30, 2012	Dec. 31, 2012	March 31, 2013	June 30, 2013	Sept. 30, 2013	Dec. 31, 2013	March 31, 2014	June 30, 2014	Sept. 30, 2014

Adjusted EBITDA(1)	$(2,544)	$28,010	$40,923	$2,341	$8,606	$81,856	$28,627	$25,724	$36,175
Units shipped	335	1,007	954	653	822	1,420	852	854	1,089

(1)	The following is a reconciliation of adjusted EBITDA.

	Three months ended
(in thousands)	Sept. 30, 2012	Dec. 31, 2012	March 31, 2013	June 30, 2013	Sept. 30, 2013	Dec. 31, 2013	March 31, 2014	June 30, 2014	Sept. 30, 2014

Net income (loss)	$(2,709)	$11,701	$23,035	$(5,085)	$(1,101)	$43,729	$11,049	$(19,841)	$14,620
Income tax (benefit) expense	(4,586)	8,544	10,027	(2,568)	(1,330)	24,622	3,882	1,639	(2,947)
Interest income and expense	43	204	1,332	1,369	1,428	1,889	1,335	1,390	1,284
Depreciation and amortization	1,136	1,595	2,209	3,207	3,092	3,526	3,811	4,177	4,781
POP display amortization	1,156	1,630	2,225	2,886	3,797	4,550	4,513	4,166	4,524
Stock-based compensation	2,416	4,336	2,095	2,532	2,720	3,540	4,037	34,193	13,913

Adjusted EBITDA	$(2,544)	$28,010	$40,923	$2,341	$8,606	$81,856	$28,627	$25,724	$36,175

Liquidity and capital resources

As of September 30, 2014, our principal source of liquidity was our cash and cash equivalent balance totaling $237.7 million. Our operations have been financed primarily through cash flow from operating activities, the sale of equity securities, and short- and long-term borrowings.

We believe our existing cash and cash equivalent balances and cash flow from operations will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months and the foreseeable future. Our future capital requirements may vary materially from those currently planned and will depend on many factors, including our rate of revenue growth, the timing and extent of spending on research and development efforts and other business initiatives, the expansion of sales and marketing activities, the timing of new product introductions, market acceptance of our products and overall economic conditions. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. In the event additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all.

On December 21, 2012, in order to effect a dividend to our stockholders, we entered into a $170.0 million credit facility consisting of a $120.0 million three-year term loan facility, or term loan, and a $50.0 million four-year revolving credit facility, or our revolving credit facility. At the closing of our credit facility, the entire amount of the term loan and $10.0 million of our revolving credit facility were drawn down, and $20.0 million was committed to a standby letter of credit. We received net proceeds of $127.6 million, net of $2.4 million of debt issuance and lender costs. We used a portion of the net proceeds from our IPO to fully pay off the outstanding balance under our term loan on July 1, 2014. In August 2014, we terminated this credit facility, at which time there was neither an outstanding balance under the revolving credit facility, nor any amount reserved for standby letters of credit.

The following table sets forth the major components of our consolidated statements of cash flows for the periods presented:

	Year ended December 31,			Nine months ended September 30,
(in thousands)	2011	2012	2013	2013	2014

Net cash provided by operating activities	$15,229	$8,366	$102,477	$20,147	$53,732
Net cash used for investing activities	(9,909)	(17,795)	(21,237)	(14,578)	(25,766)
Net cash provided by (used for) financing activities	20,343	16,816	(16,315)	5,575	108,373

Net increase in cash	$25,663	$7,387	$64,925	$11,144	$136,339

Cash flows from operating activities

Cash flows from operating activities consist of net income adjusted for certain non-cash items, including depreciation and amortization, deferred income taxes, stock-based compensation expense and excess tax benefits from stock-based compensation, as well as the effect of changes in working capital and other activities.

Cash provided by operating activities of $53.7 million in the nine months ended September 30, 2014 was comprised of $5.8 million in net income, $42.4 million in non-cash expense and $5.5 million in cash flows from operating assets and liabilities. Non-cash expense in the nine months ended September 30, 2014 primarily consisted of stock-based compensation expense net of the related excess tax benefit, and depreciation and amortization. Cash flows related to operating assets and liabilities in the nine months ended September 30, 2014 primarily consisted of a $27.7 million increase in cash due to timing of accounts receivable collections, partially offset by a $25.8 million decrease in cash due to increased expenditures for prepaid expenses and other assets.

Cash provided by operating activities in the nine months ended September 30, 2013 was driven by $16.9 million in net income and $19.3 million of non-cash expense, partially offset by a decrease in cash from operating assets and liabilities of $16.0 million. Non-cash expense in the nine months ended September 30, 2013 primarily consisted of depreciation and amortization, stock-based compensation and provision for inventory obsolescence. Cash flows related to operating assets and liabilities in the nine months ended September 30, 2013 primarily consisting of decreases in cash of $47.7 million from inventory buildup and of $15.1 million from prepaid expenses and other assets, partially offset by an increase in cash from accounts receivable of $23.5 million.

Cash provided by operating activities of $102.5 million in 2013 increased from $8.4 million cash provided by operating activities in 2012, due to a $54.9 million increase in cash related to changes in operating assets and liabilities, a $28.3 million increase in net income and a

$10.9 million increase in non-cash expense items, primarily consisting of depreciation and amortization, stock-based compensation expense, excess tax benefits from stock-based compensation and inventory-related write-offs. Changes in cash flows related to operating assets and liabilities primarily consisted of a $67.4 million increase in cash due to the timing of payments associated with our accounts payable and accrued liabilities, as well as a $10.4 million increase in cash due to the timing of accounts receivable collections and the factoring of certain receivables in 2013. This was partially offset by an $11.9 million decrease in cash due to increased inventory purchases in preparation of the launch of our HERO3+ capture devices and a $6.8 million decrease in cash due to increased expenditures for other assets.

Cash provided by operating activities of $8.4 million for 2012 decreased from $15.2 million in 2011. The decrease in cash provided by operating activities resulted from a $19.5 million decrease in cash related to changes in operating assets and liabilities partially offset by increases in net income of $7.7 million and non-cash expense items of $5.0 million, primarily consisting of depreciation and amortization, stock-based compensation expense, inventory-related write-offs and deferred taxes. Changes in cash flows related to operating assets and liabilities primarily consisted of a $33.9 million decrease in cash due to timing of accounts receivable collections and a $31.0 million decrease in cash due to increased inventory purchases to meet the growing demand for our products. These were partially offset by a $42.9 million increase in cash due to the timing of payments associated with our accounts payable and accrued expenses related to inventory purchases and a $2.7 million increase in deferred revenue.

Cash flows from investing activities

Cash used in investing activities of $25.8 million in the nine months ended September 30, 2014 increased from cash used for investing activities of $14.6 million in the nine months ended September 30, 2013 due primarily to an $8.3 million increase in capital expenditures and a $3.2 million payment related to the acquisition of General Things, Inc.

Cash used in investing activities of $21.2 million in 2013 increased $4.0 million from cash used for investing activities of $17.8 million in 2012. The increase was primarily due to purchases of property and equipment of $18.3 million and cash used in the acquisition of General Things, Inc. net of cash acquired of $2.9 million.

Cash used in investing activities of $17.8 million in 2012 increased $7.9 million from cash used for investing activities of $9.9 million in 2011. This increase was comprised of increases in purchases of property and equipment of $15.8 million offset by a reduction in acquisition spending of $8.0 million.

Cash flows from financing activities

Our financing activities provided cash of $108.4 million in the nine months ended September 30, 2014 consisting primarily of $200.8 million of proceeds received from our IPO, after deducting underwriting discounts and commissions but before deducting offering costs, a $23.6 million excess tax benefit related to stock-based compensation and $3.4 million in proceeds from the issuance of stock other than in our IPO, partially offset by repayments of our debt of $114.0 million and payments of deferred IPO costs of $4.4 million.

Our financing activities provided cash of $5.6 million in the nine months ended September 30, 2013 consisting primarily of $20.0 million of borrowings under our revolving credit facility, partially offset by $14.5 million of repayments of long-term debt and our revolving credit facility.

Our financing activities used cash of $16.3 million in 2013. Cash flow used in financing activities in 2013 consisted primarily of repayments of long-term debt and repayments of our revolving credit facility of $46.0 million, partially offset by borrowings under the revolving credit facility of $30.0 million.

Our financing activities provided cash of $16.8 million during 2012. Cash flow provided by financing activities consisted primarily of the issuance of an aggregate of $137.6 million of long-term and revolving credit facility (net of issuance costs), a tax benefit of $4.2 million upon exercise of non-qualified stock options and proceeds from the issuance of common stock upon exercise of stock options of $2.8 million. These were partially offset by a cash dividend of $117.4 million and repayment of $10.4 million of indebtedness under our revolving credit facility and notes payable.

Our financing activities provided net cash of $20.3 million during 2011. Cash flow provided by financing activities consisted primarily of issuance of preferred stock of $19.7 million and a stockholder cash contribution of $6.1 million, partially offset by cash distributions of $5.1 million to stockholders to cover income taxes arising from S corporation earnings.

Contractual obligations

The following table summarizes our contractual obligations as of December 31, 2013:

(in thousands)	Total	1 year (fiscal 2014)	2-3 years (fiscal 2015 and 2016)	4-5 years (fiscal 2017 and 2018)	More than 5 years (beyond fiscal 2018)

Term loan principal and interest(1)	$118,606	$63,652	$54,954	$—	$—
Operating leases(2)	32,243	7,681	13,368	10,614	580
Sponsorship commitments(3)	34,423	18,526	15,596	301	—
License financing arrangement(4)	3,600	3,600	—	—	—
Other contractual commitments(5)	4,365	1,896	2,469	—	—
Capital equipment purchase commitments(6)	3,607	3,607	—	—	—

Total contractual cash obligations	$196,844	$98,962	$86,387	$10,915	$580

(1)	Interest payments were calculated using the applicable rate as of December 31, 2013. See Note 9 of our consolidated financial statements included elsewhere in this prospectus.

(2)	We lease our facilities under long-term operating leases, which expire at various dates through May 2019. The lease agreements frequently include leasehold improvement incentives, escalating lease payments, renewal provisions and other provisions which require us to pay taxes, insurance, maintenance costs or defined rent increases.

(3)	We sponsor sporting events and athletes as part of our marketing efforts. In many cases, we enter into multi-year agreements with event organizers and athletes.

(4)	In August 2013, we entered into a license agreement with the Santa Clara Stadium Authority which gave us rights during the agreement term to season tickets for a National Football League team. The cost of the license was $4.0 million, of which $3.6 million remains to be paid as of December 31, 2013 and was recorded as a short-term liability.

(5)	In 2013, we purchased software licenses and engaged outside consultants to assist with upgrading or implementing our financial and IT systems, which require payments over multiple years.

(6)	We enter into contracts to acquire equipment for tooling and molds as part of our manufacturing operations. In addition, we incur purchase commitments related to the manufacturing of our POP displays by third parties. We have revised the previously disclosed amount for capital equipment purchase commitments as of December 31, 2013 to correct this amount.

As of September 30, 2014, our sponsorship commitments decreased to $18.2 million, primarily due to an amendment to a sponsorship agreement that would have expired in 2015, which was amended to expire in 2014. Our capital equipment purchase commitments increased to $6.3 million as of September 30, 2014. Our other contractual commitments increased to $7.7 million. In addition, as of September 30, 2014, we fully repaid the license financing arrangement with the Santa Clara Stadium Authority.

We subcontract with other companies to manufacture our products. During the normal course of business, we and our contract manufacturers procure components based upon a forecasted production plan. If we cancel all or part of the orders, we may be liable to our suppliers and contract manufacturers for the cost of the unutilized component orders or components purchased by our contract manufactures. Our consolidated financial position and results of operations could be negatively impacted if we are required to compensate our suppliers or contract manufacturers for any liabilities incurred due to these purchase contract commitments.

The table above excludes the liability for uncertain tax positions of $8.6 million as of December 31, 2013, due to the uncertainty of when the related tax settlements will become due. As of September 30, 2014, the liability for uncertain tax positions was $9.4 million.

Sale of receivables

During 2013 and the nine months ended September 30, 2014, we sold accounts receivable, without recourse, of $71.1 million and $121.6 million, respectively, from a retail customer to a third-party banking institution. Factoring fees of $0.6 million and $1.1 million in the year ended December 31, 2013 and the nine months ended September 30, 2014, respectively, related to this sale were included in interest expense.

Off-balance sheet arrangements

During the periods presented, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical accounting policies

We prepare our consolidated financial statements in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates, assumptions and judgments that can significantly impact the amounts we report as assets, liabilities, revenue, costs and expenses and the related disclosures. We base our estimates on historical experience and other assumptions that we believe are reasonable under the circumstances. Our actual results could differ significantly from these estimates under different assumptions and conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance as these policies involve a greater degree of judgment and complexity.

Revenue recognition

Revenue is derived from the sale of our capture devices, as well as the related implied post contract support, or PCS. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectability is reasonably assured. Evidence of an arrangement consists of an order from our retailers, online customers or distributors. We consider delivery to have occurred once title and risk of loss has been transferred. Customer deposits are included in accrued liabilities on the consolidated balance sheets and are recognized as revenue when all the criteria for recognition of revenue are met.

Our standard terms and conditions of sale do not allow for product returns other than under warranty. However, we grant limited rights to return product for certain large retailers and distributors. Estimates of expected future product returns are recognized at the time of sale based on analyses of historical return trends by customer class. Upon recognition, we reduce revenue and cost of sales for the estimated returns. Return trends are influenced by product life cycle status, new product introductions, market acceptance of products, sales levels, product sell-through, the type of customer, seasonality, product quality issues, operational policies and procedures and other factors. Return rates can fluctuate over time, but are sufficiently predictable to allow us to estimate expected future product returns. Actual returns in any future period could differ from our estimates, which could impact the revenue that we report.

For customers who purchase products directly from our website, transfer of risk of loss is determined to be upon delivery to the customer’s address. We defer those sales made to customers who purchase products from our website in the last four days of the reporting period for which we estimate delivery to occur in the following period. We use estimates to determine when shipments are delivered based on third-party metrics for average transit time. Additionally, we provide a 30-day money back guarantee for web-based sales for which we reduce revenue by an estimate of potential future product returns related to the web-based sales, based on analyses of historical return trends and seasonality. Estimates for web-based sale returns and estimates to derive web sale shipment delivery dates may differ from actual results.

Our products include multiple elements. We have determined our multiple element arrangements generally include two separate units of accounting: the first element is the hardware component (camera and accessories) and the embedded firmware essential to the functionality of the camera delivered at the time of sale. The second element is the implied right for the customer to receive PCS included with the purchase of our products. PCS includes the right to receive, on a when and if available basis, future unspecified firmware upgrades and features as well as bug fixes, email and telephone support.

We account for each element separately and allocate fees from the arrangement based on the relative selling price of each element. Revenue allocated to an undelivered element is recognized over an estimated service period. We recognize revenue for delivered elements only when all contractual obligations have been completed.

We use best estimate of the selling price, or BESP, to determine allocation of revenue. BESP reflects our best estimates of what the selling prices of elements would be if they were sold regularly on a stand-alone basis. We believe that BESP is the most appropriate methodology for determining the allocation of revenue for multiple element arrangements.

We have allocated revenue between our multiple elements using the relative selling price method which is based on the BESP for all deliverables. Revenue allocated to the delivered hardware and the related essential software is recognized at the time of sale provided the conditions for recognition of revenue have been met. Revenue allocated to PCS is deferred and recognized on a straight-line basis over the estimated term of the support period, which is estimated to be one year based on historical experience. As of December 31, 2012 and 2013 and September 30, 2014, deferred implied PCS revenue was $3.8 million, $6.4 million and $7.4 million, respectively.

Sales incentives

We offer sales incentives through various programs, consisting primarily of cooperative advertising and marketing development fund programs. We record cooperative advertising and marketing development fund programs with customers as a reduction to revenue unless we receive an identifiable benefit in exchange for credits claimed by the customer and can reasonably estimate the fair value of the identifiable benefit received, in which case we will record it as a marketing expense. In addition, we offer price protection discounts to certain customers when new capture device models are released and the customer has remaining inventory of the older models. We estimate price protection discounts, which are recorded as a reduction of revenue, by evaluating inventory held by the customer subject to price protection. We record reductions to revenue for sales incentives when the related revenue is recognized.

Inventories

Inventories consist of finished goods and component parts, which are purchased from contract manufacturers. Inventories are stated at the lower of average cost or market on a first-in, first-out basis. Our assessment of market value requires the use of estimates regarding the net realizable value of our inventory balances, including an assessment of excess or obsolete inventories. We determine excess and obsolete inventories based on an estimate of the future demand for our products within a specified time horizon, generally 12 months. The estimates used for future demand are also used for near-term capacity planning and inventory purchases and are consistent with revenue forecast assumptions. If our demand forecast is greater than actual demand, we may be required to record an excess inventory charge, which would decrease gross profit. Any write-downs taken establish a new cost basis for the underlying inventory. For all periods presented, inventories were predominantly comprised of finished goods.

POP displays

We sponsor a program to provide retailers with POP displays in order to facilitate the marketing of our products within retail stores. The POP displays contain a video display that broadcast video images taken by GoPro cameras with product placement available on the POP display for our cameras and accessories. We generally provide these POP displays to customers free of charge. The costs of the POP displays, less any fees charged to customers, are capitalized as a long-term asset, and the net cost is recognized over the expected period of the benefit provided by these assets, which is generally 24 months. POP display amortization included in sales and marketing expense were $3.6 million, $8.6 million, $13.5 million, $8.9 million and $13.2 million for 2011, 2012, 2013 and the nine months ended September 30, 2013 and 2014, respectively.

Warranty

We generally provide 12-month warranty coverage on all of our products except in the EU where we provide a two-year warranty. Our warranty provides for repair or replacement of the associated products during the warranty period. We establish a liability for estimated product warranty costs at the time product revenue is recognized. The warranty obligation is affected by product failure rates and the related use of materials, labor costs and freight incurred in correcting any product failure. Should actual product failure rates, use of materials or other costs differ from our estimates, additional warranty liabilities could be required, which would reduce our gross profit.

Income taxes

We utilize the asset and liability method of accounting for income taxes, which requires the recognition of deferred tax assets and liabilities for expected future consequences of temporary differences between the financial reporting and income tax bases of assets and liabilities using enacted tax rates. We make estimates, assumptions and judgments to determine our provision for income taxes and also for deferred tax assets and liabilities and any valuation allowances recorded against our deferred tax assets. We assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we establish a valuation allowance.

The calculation of our current provision for income taxes involves the use of estimates, assumptions and judgments while taking into account current tax laws, our interpretation of current tax laws and possible outcomes of future tax audits. We have established reserves to address potential exposures related to tax positions that could be challenged by tax authorities. Although we believe our estimates, assumptions and judgments to be reasonable, any changes in tax law or our interpretation of tax laws and the resolutions of potential tax audits could significantly impact the amounts provided for income taxes in our consolidated financial statements.

The calculation of our deferred tax asset balance involves the use of estimates, assumptions and judgments while taking into account estimates of the amounts and type of future taxable income. Actual future operating results and the underlying amount and type of income could differ materially from our estimates, assumptions and judgments, thereby impacting our financial position and results of operations.

We include interest and penalties related to unrecognized tax benefits within income tax expense. We have not incurred any interest or penalties related to unrecognized tax benefits in any of the periods presented.

We have adopted ASC 740-10 “Accounting for Uncertainty in Income Taxes” that prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in our income tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Goodwill, acquired intangible assets and other long-lived assets

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in a business combination. Goodwill is not amortized but we perform an annual qualitative assessment of our goodwill during the fourth quarter of each calendar year to determine if any events or circumstances exist, such as an adverse change in business climate or a decline in the overall industry demand, that would indicate that it would more likely than not reduce the fair value of a reporting unit below its carrying amount, including goodwill. If events or circumstances do not indicate that the fair value of a reporting unit is below its carrying amount, then goodwill is not considered to be impaired and no further testing is required. If further testing is required, we perform a two-step process. The first step involves comparing the fair value of our reporting unit to its carrying value, including goodwill. If the carrying value of the reporting unit exceeds its fair value, the second step of the test is performed by comparing the carrying value of the goodwill in the reporting unit to its implied fair value. An impairment charge is recognized for the excess of the carrying value of goodwill over its implied fair value. For the purpose of impairment testing, we have determined that we have one reporting unit. There has been no impairment of goodwill for any periods presented.

Our long-lived assets consist of property and equipment and acquired intangible assets. Acquired intangible assets with definite lives are amortized on a straight-line basis over the remaining estimated economic life of the underlying products and technologies. We review our definite lived long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. Recoverability of an asset group is measured by comparing its carrying amount to the expected future undiscounted cash flows that the asset group is expected to generate. If it is determined that an asset group is not recoverable, an impairment loss is recorded in the amount by which the carrying amount of the asset group exceeds its fair value. There has been no impairment of long-lived assets for any periods presented.

Stock-based compensation

We account for stock-based compensation activity using the fair value method, which requires the measurement and recognition of compensation expense for all share-based payment awards based on estimated fair values. This method requires companies to estimate the fair value of stock-based compensation on the date of grant using an option pricing model. We use the Black-Scholes option pricing model to measure stock-based compensation. The Black-Scholes model determines the fair value of share-based payment awards based on the fair value of the underlying common stock on the date of grant and is affected by assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the fair value of the underlying common stock, expected volatility over the term of the awards and actual and projected employee stock option exercise behaviors. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. The assumptions used in calculating the fair value of the stock-based awards represent management judgment. As a result, if factors change and different assumptions are used, the stock-based compensation expense could be materially different in the future. Compensation expense relating to employee stock awards is recorded on a straight-line basis.

Stock awards issued to non-employees are accounted for at fair value. We believe that the fair value of the awards is more reliably measured than the fair value of services received. We record compensation expense based on the then-current fair values of the stock awards at each financial reporting date. Compensation recorded during the service period is adjusted in subsequent periods for changes in the stock award’s fair value until the earlier of the date at which the non-employee’s performance is complete or a performance commitment is reached, which is generally when the stock option award vests. Compensation expense relating to non-employee stock awards is recorded on a straight-line basis.

Determining the fair value of stock-based awards on the grant date requires the use of estimates and assumptions, including the fair value of our common stock for pre-IPO valuations, exercise price of the stock option, expected volatility, expected life, risk-free interest rate and dividend rate. We estimate the expected volatility of our stock options by taking the average historical volatility of a group of comparable publicly traded companies over a period equal to the expected life of the options. Since we have undergone significant operational and structural changes, the historical exercise data do not provide a reasonable basis upon which to estimate expected life. As a result, we used the simplified method, as provided under SAB Topic 14.D, “Share-Based Payment,” to calculate the expected term estimate based on the options vesting term and contractual terms. The risk-free interest rate is the estimated average interest rate based on U.S. Treasury zero-coupon notes with terms consistent with the expected life of the awards. The expected dividend yield is zero as we do not anticipate paying any recurring cash dividends in the foreseeable future and the prior dividend event is viewed as a one-time capital event. We estimate the forfeiture rate of our stock-based awards based on an analysis of our actual forfeitures, analysis of employee turnover and other factors. The impact from a forfeiture rate adjustment would be recognized in full in the period in which the forfeiture rate changes and, if the actual number of future forfeitures differs from our prior estimates, we may be required to record adjustments to stock-based compensation expense in future periods.

The fair value of the Company’s stock options granted to employees, officers and non-employee board members was estimated using the following assumptions:

	Years ended December 31,			Nine months ended September 30,
	2011	2012	2013	2013	2014

Expected life (years)	5.0–6.1	5.1–6.1	5.3–6.1	5.3-6.1	5.3-6.3
Risk-free interest rate	1.1%–2.4%	0.8%–2.4%	0.8%–2.4%	0.8%–2.0%	1.7%–2.0%
Volatility	56%–59%	56%–60%	56%–60%	56%-60%	54%–56%
Dividend yield	0%	0%	0%	0%	0%

Prior to our IPO, the fair value of the common stock underlying our stock options was determined by our board of directors, which intended all options granted to be exercisable at a price per share not less than the per share fair value of our common stock underlying those options on the date of grant. The valuations of our common stock were determined in accordance with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately Held Company Equity Securities Issued as Compensation. Our board of directors exercised reasonable judgment and considered numerous and subjective factors to determine the best estimate of fair value of our common stock, including the following:

Company specific factors

•	actual and forecasted operating and financial performance based on management’s estimate;

•	the status of research and development;

•	independent third-party valuations;

•	market adoption and success of our products;

•	the development of customer relationships;

•	consumer and industry recognition;

•	the hiring of key personnel;

•	the amount and pricing of preferred stock financings with outside investors in arms-length transactions;

•	the rights and preferences of preferred stock relative to common stock;

•	the amount and pricing of common stock transactions with outside investors in arms-length transactions;

•	the historical lack of a public market of our common and preferred stock; and

•	the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business.

General economic factors

•	industry trends and competitive environment;

•	trends in consumer spending, including consumer confidence;

•	overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

•	the general economic outlook.

Our common stock valuations utilized a market approach which based the valuation of our common stock on multiples of revenue or EBITDA for a group of publicly traded companies that we believed were similar to us in terms of size, product market, liquidity, financial leverage, revenue, profitability, growth and other factors. Multiples of revenue or EBITDA from the select group of publicly traded companies were calculated and applied to our business metrics, typically one year forward looking revenue or EBITDA. Prior sales of our shares were included in the market approach and involve examining any historical transactions related to the sale of our redeemable convertible preferred stock. The market value approach had been applied consistently over the valuation periods noted below.

Once a total equity value was computed, we allocated value to each class of stock using either the Option Pricing Model, or OPM, or the Probability Weighted Expected Return Method, or PWERM. The OPM treats common stock and convertible preferred stock as call options on an enterprise value, with exercise prices based on the liquidation preference of the preferred stock. The common stock is modeled as a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the preferred stock is liquidated. The OPM is appropriate to use when the range of possible future outcomes is difficult to predict and thus creates highly speculative forecasts. PWERM involves a forward-looking analysis of the possible future outcomes of the enterprise. This method is particularly useful when discrete future outcomes can be predicted at a relatively high confidence level with a probability distribution. Discrete future outcomes considered under the PWERM include an initial public offering, as well as non-initial public offering market based outcomes. Determining the fair value of the enterprise using the PWERM required us to develop assumptions and estimates for both the probability of an initial public offering liquidity event and non-initial public offering outcomes, as well as the values we expected those outcomes could yield. We applied significant judgment in developing these assumptions and estimates, primarily based upon the enterprise value we determined using the market approach, our knowledge of the business and our reasonable expectations of discrete outcomes occurring.

Over time, as certainty developed regarding possible discrete events, including an initial public offering, we transitioned the methodology we used to allocate our enterprise value from an OPM to a PWERM. We used an OPM through the valuations as of March 31, 2012, and a PWERM since the valuation as of June 30, 2012.

For stock options granted subsequent to our IPO, our board of directors determined the fair value based on the closing price of our Class A common stock as reported on the NASDAQ Global Select Market on the date of the grant.

As of September 30, 2014, we had $58.5 million of unrecognized stock-based compensation expense expected to be recognized, net of estimated forfeitures, over a weighted-average period of approximately 3.4 years. In future periods, we expect our stock-based compensation expense to increase in absolute dollars as a result of our existing stock-based compensation, and as we issue additional stock-based awards to attract and retain employees and other service providers.

Recent accounting pronouncements

On May 28, 2014, the Financial Accounting Standards Board, or FASB, issued a new accounting standard update on revenue from contracts with customers, which supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. The new guidance adheres to the core principle that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance becomes effective for us on January 1, 2017, with retrospective application permitted. Early application is not permitted. We are currently assessing the impact of this new guidance.

In June 2014, the FASB issued a new accounting standard update on the accounting for share-based payments when the terms of an award provide that a performance target could be achieved after the requisite service period. The amendments require that a performance target that affects vesting and that could be achieved after the requisite service period is treated as a performance condition. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. The new guidance becomes effective for us on January 1, 2016, with early adoption permitted. We do not believe the adoption of this guidance will have a material impact on our consolidated financial statements.

In August 2014, the FASB issued new guidance related to the disclosures around going concern. The new standard update provides guidance around management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption is permitted. We do not believe the adoption of this guidance will have a material impact on our consolidated financial statements.

We are an emerging growth company and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this accommodation allowing for delayed adoption of new or revised accounting standards, and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Quantitative and qualitative disclosures about market risk

We are exposed to market risks in the ordinary course of our business. These risks primarily include foreign currency and interest rate risks as follows:

Foreign currency risk

To date, all of our product sales and inventory purchases have been denominated in U.S. dollars. We therefore have not had any foreign currency risk associated with these two activities. The functional currency of all of our entities is the U.S. dollar. Our operations outside of the United States incur a portion of their operating expenses in foreign currencies, principally the Hong Kong Dollar. Our results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates. However, we believe that the exposure to foreign currency fluctuation from operating expenses is immaterial at this time as the related costs do not constitute a significant portion of our total expenses. As we grow our operations, our exposure to foreign currency risk could become more significant. To date, we have not entered into any foreign currency exchange contracts and currently do not expect to enter into foreign currency exchange contracts for trading or speculative purposes. We analyzed our foreign currency exposure to identify assets and liabilities denominated in other currencies. For those assets and liabilities, we evaluated the effects of a 10% shift in exchange rates between those currencies and the U.S. dollar. We have determined that there would be an immaterial effect on our results of operations from such a shift.

Interest rate risk

We had cash and cash equivalents totaling $101.4 million and $237.7 million at December 31, 2013 and September 30, 2014, respectively. Our cash and cash equivalents consist of cash in bank accounts and money market funds. The primary objectives of our investment activities are to preserve principal and provide liquidity without significantly increasing risk. Our cash is held for working capital purposes. We do not enter into investments for trading or speculative purposes. Due to the relatively short-term nature of our investment portfolio, we do not believe that an immediate 10% increase in interest rates would have a material effect on the fair market value of our portfolio.

Business

Company overview

GoPro is transforming the way consumers capture, manage, share and enjoy meaningful life experiences. We do this by enabling people to capture compelling, immersive photo and video content of themselves participating in their favorite activities. Our customers include some of the world’s most active and passionate people. The volume and quality of their shared GoPro content, coupled with their enthusiasm for our brand, are virally driving awareness and demand for our products. To date, we have generated substantially all of our revenue from the sale of our cameras and accessories and we believe that the growing adoption of our capture devices and the engaging content they enable, position GoPro to become an exciting new media company.

What began as an idea to help athletes document themselves engaged in their sport has become a widely adopted solution for people to document themselves engaged in their interests, whatever they may be. From extreme to mainstream, professional to consumer, GoPro has enabled the world to capture and share its passions, and the world, in turn, is enabling GoPro to become one of the most exciting and aspirational companies of our time.

Our business focus

Enabling engaging content is at the core of our business. We develop hardware and software solutions to alleviate consumer pain points associated with capturing, managing, sharing and enjoying engaging content.

Capture

Our capture devices enable professional quality capture and exceptional versatility at affordable prices. Our products’ small, lightweight, yet durable designs make them easy to use even in highly challenging situations. In addition, our remote control solutions and our seamless integration with mobile devices via the GoPro App, enable engaging self-capture during virtually any activity. As of September 30, 2014, there have been approximately 10.2 million downloads of the GoPro App.

Since launching our first HD capture device in July 2009, we have sold more than 10.3 million HD cameras, including more than 3.8 million in 2013 and 2.8 million in the nine months ended September 30, 2014. We sell our products in over 100 countries and through more than 25,000 retail stores. According to The NPD Group’s Retail Tracking Service, GoPro was the #1 selling camcorder (by dollars and units) and a top six selling camera accessory company (by dollars and units) in the United States in 2013. Also according to The NPD Group, our HERO cameras represented a 45% share of the U.S. camcorder market (by dollars) in 2013, up from an 11% share during December 2011 and our camera accessories represented a 4% share of the U.S. camera accessory market (by dollars) in 2013.

Manage

We seek to eliminate the pain point of managing content by making it easy for our customers to transfer footage from their cameras to a system that efficiently organizes their content and facilitates convenient editing and sharing. GoPro Studio and the GoPro App reflect the early stages of our content management platform strategy.

GoPro Studio enables our customers to quickly edit simple or complex videos and create videos from time-lapse photo sequences. In 2013, we introduced GoPro Edit Templates, which are based on GoPro’s own original video productions, to enable our customers to quickly produce engaging, professional-quality videos using their own footage. Since January 1, 2014 there have been more than 3.1 million installations of GoPro Studio. During the third quarter of 2014, our customers in the aggregate exported, on average, more than 30,000 videos per day using GoPro Studio.

In addition to facilitating full camera control from a mobile device, the GoPro App enables a customer to easily and wirelessly copy footage from a GoPro camera to a mobile device for storage and sharing without a computer.

Share

By facilitating the capture, management and editing of engaging photos and videos, we are ultimately helping our customers share more compelling personal content. GoPro Studio and the GoPro App facilitate the posting of photos and videos directly to leading social networks and content platforms, including Facebook, Instagram, Twitter, Vimeo and YouTube. Thousands of GoPro customer photos and videos are shared daily, driving awareness and enthusiasm for our customers’ content, as well as for GoPro’s own brand and products. In 2013, our customers uploaded to YouTube approximately 2.8 years’ worth of video featuring “GoPro” in the title. In the third quarter of 2014, there were over 79 million views of content on the GoPro Channel on YouTube, representing a 99% increase compared to the third quarter of 2013 and over 2.6 million watched hours of videos.

Enjoy

GoPro enables the production of entertaining and inspiring content, both in the form of our customers’ UGC, as well as GoPro originally produced content, that we collectively refer to as GoPro programming. This often features professional athletes, celebrities and entertainers, as well as everyday people engaged in their favorite activities.

We believe that increasing our customers’ enjoyment of their content enhances the value proposition of capturing and sharing their lives with our products. Also, having recognized the role GoPro content plays in attracting and exciting consumers, we are expanding the distribution of GoPro programming to engage and build relationships with even those consumers who do not own a GoPro capture device.

We distribute GoPro programming through what we refer to as the GoPro Network, a collection of GoPro Channels hosted on a variety of platforms, including the following:

•	Facebook: over 8.0 million “likes;”

•	Instagram: over 3.3 million followers;

•	Twitter: over 1.1 million followers; and

•	YouTube: over 608 million video views and over 2.4 million subscribers.

As of December 31, 2013, we had not derived revenue from the distribution of, or social engagement with, our content on the GoPro Network. However, in the first quarter of 2014, we entered into an agreement with Microsoft to develop and launch the GoPro Channel on Xbox 360 and Xbox One, leading delivery systems for IP video streams on connected televisions, that will provide us with access to advertising revenue, fees from third-party sponsorship of the GoPro Channel and the ability to sell our capture devices directly to consumers as they watch GoPro programming. We began generating revenue from GoPro Channel advertising and sponsorship opportunities on Xbox Live and GoPro Channel advertising on YouTube and Virgin America in the second quarter of 2014. We do not expect the revenue earned from these GoPro Channels to be material to us in 2014. We will seek to increase revenue from these GoPro channels and pursue new revenue opportunities from the distribution of engaging GoPro content.

The virtuous cycle

We believe our business focus results in a virtuous cycle and a self-reinforcing consumer acquisition model that fuels our growth. Our products in the hands of our customers enable compelling, authentic content that organically increases awareness for GoPro and drives demand for our products.

As a result, we have achieved significant growth in recent periods. In 2011, 2012, 2013 and the nine months ended September 30, 2014, we generated revenue of $234.2 million, $526.0 million, $985.7 million and $760.3 million and reported net income of $24.6 million, $32.3 million, $60.6 million and $5.8 million, respectively. To date, substantially all of our revenue has been generated from the sale of our capture devices.

The GoPro opportunity

We believe the following create an attractive market opportunity for GoPro.

Consumers want an easy way to self-capture engaging content

Before GoPro, if people wanted footage of themselves engaged in activities, they needed another person to hold and operate a camera. Furthermore, the camera operator needed to be skilled in order to obtain compelling content. Additionally, capturing high-quality content often required expensive, fragile and cumbersome camera equipment that was not accessible to everyone. Accordingly, it was not practical for people to document their experiences during their lives’ most enjoyable moments.

By eliminating the need for a third-party camera operator, GoPro has enabled a new era of convenient self-documentation. Our products’ high-performance features, ease of use and versatility, made available at affordable price points, provide a premium-quality self-capture solution that appeals to both consumers and professionals.

Consumers want a quick, easy way to manage, edit and share their content

The proliferation of social media and content sharing outlets like Facebook, Instagram, Twitter, Vimeo and YouTube reflects a growing consumer interest in sharing personal experiences. According to a Pew Research survey from October 2013, the percentage of American adult Internet users who upload or post videos online more than doubled from 14% in 2009 to 31% in 2013, and 71% of adults who post videos online do so on social networking sites. However, managing, editing and sharing engaging, high-quality content often requires substantial time, resources and skill. GoPro Studio and the GoPro App begin to address these pain points by offering intuitive, easy-to-use tools for managing, editing and sharing professional-grade footage. We see an opportunity to further develop these currently separate software solutions into an integrated and enhanced GoPro content management platform.

Consumers continue to replace traditional cameras with mobile devices

The rapid adoption of smartphones and tablets with photo and video capabilities has changed the camera landscape and negatively impacted the sales of traditional cameras and digital video camcorders. According to IDC, global shipments of digital cameras fell from 142.7 million units in 2011 to 76.2 million units in 2013, a decline of 47%, and global shipments of digital camcorders fell from 21.1 million units in 2011 to 14.1 million units in 2013, a decline of 33%.

We believe that the emergence of photo- and video-enabled mobile devices is creating further opportunities for GoPro. As mobile devices continue to displace traditional cameras and camcorders, we believe consumers will seek capture devices that offer differentiated capabilities, like GoPro products.

Moreover, we believe mobile devices complement our products. With the GoPro App, mobile devices can be used to remotely control GoPro cameras, thereby optimizing customers’ ability to self-capture high-quality content of themselves and their activities. The GoPro App also enables customers to manage and share their captured content without the need for a computer. Furthermore, smartphones and tablets expand consumers’ ability to access and enjoy GoPro content online. For example, consumers who download the GoPro App can enjoy photos and videos from the GoPro Channel.

Consumers want compelling content on demand

According to comScore (US, December 2012), there are over 38.5 billion videos streamed per month and, according to IDC’s 1H’13 research, by 2017, over 2.2 billion users worldwide will be watching streaming video over the Internet.

We believe consumer demand for compelling content combined with GoPro’s self-capture technology and the explosive popularity of social media create a significant media opportunity for GoPro. GoPro programming has developed a dedicated and growing audience. To continue to scale this audience, we have built a team of production professionals who regularly produce content based on inspiring stories from around the world, captured exclusively with our products. In addition, we actively curate and redistribute, with permission, our customers’ most compelling content as GoPro-branded content. We believe GoPro is well-positioned to become the first media company whose content is captured exclusively using its own hardware.

To date, the GoPro Channels on YouTube, exclusive of our customers’ own shared content on their personal YouTube channels, have generated over 608 million cumulative video views.

We will continue to expand our distribution of GoPro programming and the reach of the GoPro Network to new platforms such as Xbox Live. Our agreement with Microsoft provides us with access to advertising revenue streams and the ability to sell our capture devices directly to consumers as they are watching GoPro programming and, in exchange, Microsoft is entitled to receive a share of the revenues we generate from these activities. In addition, under the agreement, Microsoft provided funds towards our development of the application through which Xbox Live will stream the GoPro Channel.

Further, in 2014, we began providing Virgin America with content for a dedicated GoPro Channel available to passengers on Virgin America flights. We provide this content without charge.

What makes GoPro unique

By enabling the world to capture and share its passions, the world, in turn, has enabled GoPro to become one of the most exciting and aspirational companies of our time.

Category-defining self-capture devices

Our capture devices offer our customers, both consumers and professionals, exceptional capabilities that have earned us multiple awards, including a 2013 technical Emmy Award. Our cameras’ small, lightweight, yet durable designs make them easy to use even in highly challenging situations, and along with their affordable prices encourage adoption and experimentation that often leads to interesting content. In addition, our broad portfolio of mountable and wearable accessories enables multiple use cases and facilitates a differentiated self-capture experience than that of traditional cameras and smartphones.

Our products have been embraced by media professionals and are used in production by The Discovery Channel, ESPN and other networks. We believe this visible professional use of our capture devices further validates the quality of our products and appeal of our brand to consumers. We further believe we are increasingly lowering the barriers that separate professional from amateur capture.

Many of our customers purchase multiple units of our products. Unlike traditional cameras or smartphones, owning multiple GoPro capture devices enables our customers to capture their experiences from multiple perspectives simultaneously and create more interesting and professional-quality content.

Professional media production team enhances product development

In addition to our core product development team, we leverage input from our in-house media production team to refine existing products and influence future product design. Our internal media production team regularly travels the world capturing GoPro originally produced content exclusively using our capture devices. We believe consistent use of our products and developmental feedback gives us a competitive advantage.

Passionate consumer- and content-supported business model

Our business model is supported by some of the world’s most active and influential consumers who use GoPro to capture and share their life experiences and interests. Their shared content excites and inspires others around the world to do the same, which we believe, leads to higher camera and accessory sales and, in turn, a massive volume of UGC. We believe this virtuous cycle, in which our customers’ content increases awareness of GoPro and demand for our products, is a meaningful differentiator for us.

Best-in-class marketing relationships

GoPro has established marketing relationships with more than 130 athletes, celebrities and entertainers, and sponsors more than 200 sporting events annually, including the X Games, Supercross and ASP world surfing championship events. We partner with athletes such as Olympic gold medal winning snowboarder Shaun White and 11-time world champion surfer Kelly Slater, as well as entertainers, such as Foo Fighters, Jane’s Addiction, Guy Fieri and Alton Brown, and producers of popular television shows. An increasing number of professionals are recognizing that GoPro allows them to capture performances in unique and compelling ways that engage and entertain their fans. This further validates our brand to consumers.

We also have promotional agreements with recreational destination resorts, such as all Vail Company resorts and the Whistler Blackcomb resort.

Validating the quality of our products and our growing role as a media brand, we are approached by professionals and organizations seeking to leverage GoPro as a media platform to distribute their own branded content captured with our products. For example, we regularly collaborate with Red Bull to capture content at Red Bull-sponsored events, which we then distribute across the GoPro Network to promote both Red Bull and its use of our products. Another example includes a production company wishing to promote an upcoming feature-length film by distributing trailers showcasing its film’s use of GoPro capture devices in production.

Differentiated sales strategy with specialty retailers

Since our first sale in 2004, our distribution strategy has focused on specialty retailers, including surf, ski and motorsports outlets, where we believe GoPro is often the only capture device sold. Our early, first-mover relationships with these retailers and their customers helped us establish a brand authenticity that remains a cornerstone of our business. This focus on the specialty retail channel has also enabled us to develop a high-touch, differentiated sales network of more than 25,000 stores globally that we believe is difficult to replicate.

Strong, global brand

Over the past 10 years, we have built a powerful brand that is emblematic of the pursuit and celebration of human passion. We believe consumers recognize GoPro as much for the experiential content sharing we enable as for the products we make.

In defining the category of self-capture, GoPro has become a global standard. Our trademarks, “GoPro” and “Be a Hero,” are relevant and aspirational to consumers, as reflected in the variety of our customers’ shared content which spans from our roots in action sports to now include family, travel, music, science and other areas of human interest. The strength of our brand is further evidenced by our customers’ frequent tagging, titling and describing of their footage as “GoPro” content.

A company culture built around our vision

GoPro was founded by dedicated sports enthusiasts who wanted a better way to document and share their personal passions. As we have grown, we have remained focused on hiring employees who share this same ethos, whatever their personal interests may be. We have built a team focused on developing innovative solutions to the problems we encounter during our own self-capture pursuits, and we believe our employees’ shared passion, experience and vision represent an increasingly important competitive advantage.

Our strategy

We intend to expand our existing capture business and broaden our portfolio with content management, editing and sharing solutions to provide increased value to our customers, introduce new revenue streams and further differentiate us from competitors. Key components of our strategy include the following.

Continue to introduce innovative capture devices

We relentlessly pursue our goal of developing the world’s most versatile capture devices and enabling self-capture during any activity. In furtherance of this goal, in September 2014 we introduced our line of HERO4 capture devices and our HERO entry-level capture device. To stay at the forefront of our industry, we are focused on continued product innovation and leadership. For example, we are developing custom sensor and digital signal processing technologies with our suppliers. Other areas of innovation include custom lens, audio, battery and accessory design. We may also leverage our brand strength and product expertise to opportunistically enter new device categories.

Develop seamless content management, editing and sharing solutions

We believe it is important to simplify the organizing, editing and sharing of engaging content and, to that end, we are developing an integrated content management platform. Our October 2013 acquisition of General Things, a web development firm, has provided us with additional software competencies to accelerate this process. Further, we may consider additional acquisitions of complementary technologies or businesses in the future. In addition, we may seek to leverage our content management platform as a new revenue stream.

Scale as a media brand

GoPro programming is a potent marketing tool which we believe, on its own, has significant value as a growing media asset. We are investing to scale GoPro as a media entity and develop new revenue opportunities by increasing production of GoPro originally produced content while simultaneously increasing the aggregation and redistribution of our customers’ “best of” UGC. Additionally, we are investing to develop, distribute and promote GoPro programming on additional partner platforms such as Virgin America and Xbox Live.

Expand into new vertical markets

Leveraging the product development and sales and marketing strategies that have enabled us to be a leader in vertical markets such as skiing, surfing and motorsports, we are targeting new vertical markets including music and hunting and fishing. We continue to explore additional markets where we believe GoPro can authentically deliver meaningful solutions to consumers.

Grow internationally

We believe that international markets represent a significant growth opportunity for us. As of December 31, 2013, our products were sold in over 100 countries through more than 25,000 retail outlets. We plan to capitalize on the strength of our brand to increase our presence worldwide through additional retailers and strategic distribution partnerships.

Expand in-store brand and sales footprint

We invest heavily to produce GoPro-branded, video-enabled POP merchandising displays that we make available to nearly all of the retail outlets through which our products are sold. These displays showcase engaging GoPro content and attractively present our cameras and accessories. Having recognized our success in these stores, coupled with our expanding product portfolio, we are working with our retailers to further expand the footprint of our POP displays. For example, in October 2014, we began to increase the size of our POP displays in many Best Buy stores.

Extend strategic marketing relationships

We form relationships with marketing partners that use our products and services to promote their own brands and properties. For example, certain ASP world surfing championship events have used GoPro products to capture surfing competition from perspectives such as the surfer’s board and body, which enabled the ASP to provide its fans a more immersive and engaging viewing experience. Supercross similarly mounts GoPro capture devices to professional dirt bike racers’ helmets and uses the first-person perspectives to enhance its television broadcasts. As a result, GoPro benefits not only from the expanded brand awareness that traditionally comes with such marketing partnerships, but also being recognized as our partners’ technology enabler. We will continue developing and leveraging strategic marketing relationships to increase GoPro brand awareness.

Expand brand awareness through increased advertising

Notwithstanding the visibility we have garnered in the consumer markets where we have historically focused, we believe consumers in many other markets are not familiar with our brand and products. We believe this underscores a significant opportunity for GoPro to expand awareness through increased advertising on television, in print, online, and on billboards and other out of home advertising while continuing to scale our promotional marketing efforts and trade show presence.

Products

Cameras

Our core product is the HERO line of capture devices, the first HD version of which we introduced in 2009. Since then, we have focused on continued innovation and development of our products and subsequently launched the HERO2 camera in 2011, the HERO3 camera in 2012, the HERO3+ camera in 2013, and the HERO4 and HERO cameras in 2014. Our HERO4 cameras capture video and photos in a small, easy-to-use form factor. They come bundled with a protective waterproof housing and select mounting accessories and have built-in Wi-Fi, providing connectivity with a smartphone or tablet to enable remote control and content viewing and sharing functionality. We offer the HERO, HERO3 White, HERO3+ Silver and HERO4 Silver and Black editions with increasingly better image quality, enhanced capture features and accessory bundles from model to model at different price points. The following table shows the key features and specifications of our capture devices:

We also sell accessories, both bundled and separately, that enhance the functionality and versatility of our cameras and enable our customers to self-capture their experiences during a variety of activities and from different viewpoints. In addition to our standard packages, we offer the HERO4 Black edition camera in music- and surf-specific bundles, which each come packaged with accessories tailored for their respective markets.

Premium accessories

Our premium accessories include the Battery BacPac, Smart Remote and LCD Touch BacPac, which expand the features, versatility and convenience of our cameras.

Mounts

We offer a large selection of mounts designed to enable consumers to capture content while engaged in a wide range of activities. This includes equipment-based mounts, such as the helmet, handlebar, roll bar and tripod mounts, as well as mounts that enable customers to wear the mount on their bodies, such as the wrist housing, chest harness and head strap. Most of our mounts are backward-compatible with our HERO, HERO2, HERO3 and HERO3+ cameras.

Other accessories

Other accessories include spare batteries, charging accessories, cables to connect our GoPro cameras to televisions and monitors, video transmitters, external microphones, flotation devices, dive filters, anti-fogging solutions and accessories for the Smart Remote.

The following table highlights select products in our accessories portfolio:

We believe that providing software tools that help our customers manage, edit and share their GoPro content improves our value proposition and increases sales of our capture devices. We currently provide to consumers the following software applications at no charge:

GoPro Studio

GoPro Studio is a powerful video editing tool that allows our customers to create professional quality videos from their GoPro content. GoPro Studio includes GoPro Edit Templates, which are based on our own original video productions and enable our customers to quickly produce engaging, professional quality videos using their own footage. Additional features include easy playback and trimming of video clips, frame rate and image quality adjustments, conversion of time lapse photos into videos, slow motion and speed ramping tools and the ability to export videos for convenient web sharing.

GoPro App

The GoPro App allows customers to control their GoPro cameras remotely using a smartphone or tablet. Features include full control of all camera settings, content preview and playback directly from the camera on a smartphone or tablet, and access to GoPro’s Photo of the Day, Video of the Day and content feeds. The GoPro App enables customers to easily and wirelessly copy footage from their cameras to mobile devices for storage and sharing without a computer. GoPro Channel content can also be viewed on smartphones via the GoPro App.

Research and development

We are passionate about developing new and innovative products that inspire our consumers and enhance our brand. We are constantly innovating to deliver better performance, expanded functionality and increased convenience to enhance the appeal of our products. Our capture devices have earned us multiple awards, including a 2013 technical Emmy Award. We also have teams focused on software application development to facilitate convenient content management, editing and sharing. We strive to remain a market leader by consistently introducing innovative products that offer superior performance at affordable price points.

We have a user experience-driven approach to product development and our CEO leads product design. By engaging with customers and opinion leaders in our core markets around the world, our development team strives to introduce meaningful and empowering new features that expand the versatility and performance of our products.

In addition to our core product development team, we benefit from input received from our in-house media production team that regularly travels the world capturing GoPro originally produced content exclusively using our capture devices. We believe leveraging this content team to help refine existing products and influence future products gives us a competitive advantage.

Our engineering team, which supports the development of our capture devices, firmware and software, has grown from two to 352 engineers from 2010 to September 30, 2014. Our engineering team is divided into two main groups. The architecture group is responsible for developing technologies to support the concepts proposed by our product team. These core technologies include new Image Silicon Processors, new image sensors and lenses, as well as the core algorithms that enable the systems to operate and provide the performance and features. The implementation group integrates these innovations from the architecture group into our products.

Part of our development strategy involves co-developing the most significant components of our cameras with technology partners. To further these efforts, some of our partners have dedicated employees to support our research and development initiatives.

With our acquisition of CineForm, Inc. in 2011, we began to build capabilities in software applications. In October of 2013, we acquired General Things, a digital design and software studio based in San Francisco, California. Prior to the acquisition, General Things had been our strategic partner since 2010, and was instrumental in helping us advance our business back-end and consumer-facing web development. With the combination of these acquisitions and organic growth, the GoPro software team has grown to 94 employees developing desktop, mobile and web-based applications as of September 30, 2014.

Our research and development expense was $8.6 million, $36.1 million, $73.7 million and $105.8 million for 2011, 2012, 2013 and the nine months ended September 30, 2014, respectively.

Manufacturing, logistics and fulfillment

While our products are designed in California, we currently outsource a significant majority of our manufacturing to two manufacturers, Chicony and Sky Light. Both manufacturers are located in Shenzhen, China. Our operations team includes managers based in San Mateo, California, Shenzhen, China, and Hong Kong who coordinate with our manufacturers’ engineering, manufacturing and quality control personnel to develop the requisite test and manufacturing processes and oversee manufacturing activities. We believe that using outsourced manufacturing enables greater scale and flexibility than establishing our own manufacturing facilities. We periodically evaluate the need and advisability of adding manufacturers to support our operations.

Our relationships with our manufacturers have evolved over time from an original design manufacturer arrangement, in which the manufacturer provided the firmware and design support, to an arrangement in which we design the products and develop the strategic test processes and firmware ourselves. We believe this transition has allowed us more control over the performance and quality of our products.

To date, we have derived most of our revenue through products manufactured by Chicony, though we regularly assess our manufacturing options and engage new contract manufacturers where appropriate. Under our agreement with Chicony, we own all tooling and equipment that we fund, product designs and other deliverables that are produced in accordance with the agreement. The Chicony agreement had an initial three-year term that ended in August 2014 and automatically renewed until August 2015, and will continue to automatically renew annually unless either party provides 90 days prior notice. Additionally, the agreement may be terminated by either party in the event of breach, Chicony is entitled to terminate if we fail to submit a purchase order during any three-month period and we are permitted to terminate for convenience upon providing 180 days prior written notice.

We have established a strategic commodity team that manages the pricing and supply of the key components of our capture devices, including sensors, digital signal processors and lenses. A few key strategic parts are purchased from the supplier by us and then consigned to our manufacturers, while the vast majority of parts are procured directly by our contract manufacturers. We seek to use our commodity team to achieve competitive pricing on the largest value-add components, and leverage our contract manufacturers’ volume purchases for best pricing on common parts.

We have third-party fulfillment centers in Riverside and Fremont, California, Singapore, Hong Kong and Venray, Netherlands. These facilities are either full service postponement centers (both light assembly and warehouse/fulfillment) or warehouse/fulfillment only centers. Cameras are typically air freighted while accessories and packaging are typically shipped via ocean freighter from our manufacturers in China to these fulfillment centers, where the products are packaged for retail sale. This postponement strategy allows us to reduce shipping costs, reduce custom levies, customize products for local languages and improve inventory flexibility.

Sales channels and customers

We sell our products through more than 25,000 retailers in over 100 countries directly and through distributors. We are focused on building close relationships with our retailers and distributors, educating our partners’ sales forces about our products, working with them to merchandise our products in a compelling manner in-store, as well as providing consumers with informative and convenient ecommerce experiences at retail partner websites.

Direct sales

We sell directly to large and small retailers in the United States, and directly to consumers around the world through our retail and ecommerce channels, as follows. In 2013 and the nine months ended September 30, 2014, our direct sales channel accounted for 52% and 56% of our revenue, respectively.

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Independent specialty retailers    We use a network of location-based independent manufacturer representatives to sell our products to independent specialty retailers focused on action sports markets. Our representatives provide highly personalized service to these retailers, including assisting with product mix planning, channel marketing and in-store merchandising, taking orders and providing clinics to educate retail sales personnel about GoPro products. We also have an internal, regionally focused sales team that provides a secondary level of service to both the manufacturer representatives and the independent specialty retailers. Independent specialty retailers generally carry our higher end products, targeting their core customers who we believe tend to be early adopters of new technologies. Our sales efforts began in the specialty retail channel and we believe we continue to often be the only capture device sold in these types of stores. Independent specialty retailers outside of the United States represent a similarly important sales channel for us, and we reach these customers indirectly through our network of international distributors.

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Big box retailers    We sell to large retailers with a national presence, including Amazon.com, Inc., Best Buy, Target Corporation and Wal-Mart, Inc. We support these retailers with a dedicated and experienced sales management team. We believe this enables us to build close relationships with these retailers and to reduce channel conflict. These retailers generally carry a varied subset of our products targeting their particular end-user customers. This helps us maintain in-store product differentiation between sales channels and protects our brand image in our core specialty retail markets. One retailer, Best Buy, accounted for 15%, 15%, 17% and 19% of our revenue in 2011, 2012, 2013 and the nine months ended September 30, 2014, respectively.

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Mid-market retailers    We sell to retailers with a large regional or national presence, often focused on specific verticals such as consumer electronics, sporting goods, military, hunting and fishing and motor sports. We refer to these retailers as our “mid-market” channel, which includes Apple, Army & Air Force Exchange Service, B&H Foto & Electronics Corp., Cabela’s Inc., InMotion Entertainment, Recreation Equipment Inc. and The Sports Authority Inc. We sell directly to these retailers through our experienced sales teams assigned to particular accounts and regions. Mid-market retailers generally carry a smaller subset of our products targeted toward their end-user customers.

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Ecommerce channel    We sell our full line of products directly to consumers around the world through our online store at gopro.com. We drive consumers to our website through online and offline advertising, as well as marketing promotions carried out at tradeshows and sponsored events. Customers may also order our products over the phone.

We manage our diverse channels by differentiating our products among the various retail channels. For example, certain big box retailers such as Target and Walmart carry HERO, White and Silver edition capture devices while specialty retailers focus on Silver and Black editions. Additionally, we leverage club retailers such as Costco Wholesale Corporation to sell through legacy products in key selling seasons (spring and holiday), while expanding our sales reach to entry-level customers.

Distributors

We sell to over 50 distributors who resell our products to retailers in international markets and to certain specific verticals in the United States. As of September 30, 2014, all of our sales outside of the United States are generated through distributors who sell GoPro products to independent specialty retailers, mid-market retailers and big box retailers. In 2013 and the nine months ended September 30, 2014, our distributors accounted for 48% and 44% of our revenue, respectively.

In the United States, our distributors sell into powersports and telecommunications retail outlets, college bookstores and premium incentive markets. Our contracts with distributors generally have a term of one or two years and prohibit the distributors from selling competing products.

We have dedicated sales personnel focused on providing a high level of service to these distributors, including assisting with product mix planning, channel marketing and in-store merchandising, development of marketing materials, order assistance and educating the distributors’ sales personnel about GoPro products.

In-store merchandising

Our in-store merchandising strategy focuses on our POP displays that continuously show GoPro content and present our products in an attractive manner. We provide our POP display in sizes ranging from two to four feet wide by five feet tall to retailers at no cost. In Best Buy stores, we began installing POP displays that are 12 feet wide by seven feet tall. Our capture devices are attractively arranged on the displays and the breadth of our offerings, combined with the associated content, communicate the wide range of uses for our products. As of December 31, 2013, we had over 25,000 POP displays in retail outlets.

Marketing and advertising

Our marketing and advertising programs are focused on engaging consumers by exposing them to compelling GoPro content. We believe this approach enhances our brand while demonstrating the performance, durability and versatility of our products. Our marketing and advertising efforts span a wide range of consumer interests and leverage both traditional consumer marketing and lifestyle marketing strategies.

Consumer marketing

Social media plays an important role in our consumer marketing strategy. Our customers capture and share personal GoPro content on social media and content sharing platforms like Facebook, Instagram, Twitter, Vimeo and YouTube.

We promote our customers’ “best of” UGC on the GoPro Network, such as through our Video of the Day and Photo of the Day. We also leverage our internal media production team to produce aspirational GoPro-branded content that we distribute through the GoPro Network.

We also integrate UGC and GoPro originally produced content into advertising campaigns across various platforms including television commercials, print, online, billboards and other out of home advertising, and at consumer and trade facing events. This content also supports our in-store channel marketing efforts, appearing on our POP displays and other in-store marketing materials.

Lifestyle marketing

Our lifestyle marketing programs focus on expanding GoPro brand awareness by engaging consumers through relationships with key influencers, event promotions and other customer outreach efforts. We cultivate strong relationships with influential athletes, celebrities, entertainers and brands, all of which use our products to create and share engaging content with their own fans and consumers. We also work directly with these partners to create compelling content that we leverage to our mutual benefit across the GoPro Network.

We believe it is important to establish ongoing, authentic relationships within the various markets that we address. We employ a team of lifestyle marketing managers who foster relationships within each of our markets and create marketing opportunities for our brand and deliver market feedback to our product development teams in order to refine existing products and influence future product design.

Consumer-facing events are another important aspect of our lifestyle marketing program. We regularly host product demonstrations in a GoPro-branded environment that we call the GoPro Experience. We host the GoPro Experience at over 90 consumer events such as the X Games, Supercross and film festivals, as well as at recreation destination resorts such as Vail Company resorts and the Whistler Blackcomb resort. The GoPro Experience increases brand awareness and builds personal relationships with consumers and key influencers. We distribute special coupons and promotions at many of these events, which drive consumers to our website and also help us measure the efficacy of our event marketing efforts. Below is a photo of the GoPro trade show booth.

Competition

The market for cameras and camcorders is highly competitive. We compete against established, well-known camera manufacturers such as Canon, Nikon, Olympus, Polaroid and Vivitar, large, diversified electronics companies such as JVC, Panasonic, Samsung, Sony and Toshiba, and specialty companies such as Garmin. Many of these companies have substantial market share, diversified product lines, well-established supply and distribution systems, strong worldwide brand recognition and significant financial, marketing, research and development and other resources.

We believe we compete favorably with these companies’ products. Our durable and versatile product design facilitates increased functionality and wearability. In addition, by offering a variety of mounts and other accessories, we enable a wide range of consumer use cases that are difficult for other competing products to address. Further, we offer many professional-grade features at attractive consumer price points, including our SuperView mode, which allows a user to capture an immersive wide-angle perspective, and super high resolution video capability. Moreover, we believe we have achieved significant brand recognition in our target vertical markets. We also believe our years of experience working with active and influential consumers contributes to our ability to develop attractive products and establishes the authenticity of our brand, thereby differentiating us from current and potential competitors.

Smartphones and tablets with photo and video functionality have significantly displaced traditional camera sales. We believe that our capture devices enable differentiated use cases from mobile devices. In particular, we allow consumers to self-capture their experiences in even the most challenging of environments, such as on and in water and in other environments where mobile devices would be damaged, and to do so with their hands free to focus on the activity and not the capture device. However, it is possible that in the future the manufacturers of these devices may design them for use in a range of scenarios and conditions. In addition new companies may emerge and offer competitive products directly in our category.

Intellectual property

Intellectual property is an important aspect of our business, and our practice is to seek protection for our intellectual property as appropriate.

Our trademarks, including “GoPro” and “Be a Hero,” are a critical component of the value of our business. In addition, we hold many issued and pending utility and design patents for various aspects of our capture devices and the software that helps our customers manage, share and enjoy their content. Our patents cover areas that include physical structures, image processing, operational firmware and software, post-processing software, distribution software, mount and accessory structures, as well as the ornamental aspects of our capture devices. As of the date of this filing, we had 47 issued patents and 94 patent applications pending in the United States, and 17 corresponding issued patents and 21 patent applications pending in foreign countries. We cannot be certain that our patent applications will be issued or that any issued patents will provide us with any competitive advantage or will not be challenged by third parties. Our issued U.S. patents will expire between 2024 and 2038 and our issued foreign patents will expire between 2022 and 2038. We continually review our developments efforts to assess the existence and patentability of new intellectual property.

In addition to the foregoing protections, we generally control access to and use of our proprietary and other confidential information through the use of internal and external controls, including contractual protections with employees, contract manufacturers, distributors and others. Despite these protections, we may be unable to prevent third parties from using our intellectual property without our authorization, breaching any nondisclosure agreements with us, or independently developing products that are similar to ours, particularly in those countries where the laws do not protect our proprietary and intellectual property rights as fully as in the United States.

Employees

As of December 31, 2011, 2012 and 2013 and September 30, 2014, we had 147, 347, 646 and 869 employees, respectively. In the United States, as of September 30, 2014, we had 798 employees, including 341 in research and development, 275 in sales and marketing, 37 in manufacturing/logistics/fulfillment and 145 in general and administrative. Additionally as of September 30, 2014, we had 48 employees supporting finance, product development and manufacturing from

Shenzhen, China and Hong Kong. We opened our first European office in Munich, Germany in late 2013, and as of September 30, 2014 we had 20 employees based in that office. None of our employees are currently covered by a collective bargaining agreement, and we have experienced no work stoppages. We consider our relationship with our employees to be good.

Facilities

Our executive and administrative offices are located in San Mateo, California, where we lease approximately 200,000 square feet of space pursuant to several leases that expire at various schedules through February 2019. We also have other offices in California, Shenzhen and Shanghai, China, Hong Kong and Munich, Germany.

Legal proceedings

On December 5, 2012, e.Digital Corporation filed a lawsuit against us in the United States District Court for the Southern District of California which alleges infringement of United States Patent No. 5,742,737, or the ‘737 patent, entitled “Method for recording voice messages on flash memory in a hand held recorder,” by certain of our cameras. We answered the complaint on February 4, 2013, denying infringement and validity, and asserting counterclaims for declaratory judgment of non-infringement and invalidity. e.Digital filed an amended complaint on June 4, 2013, adding allegations that we infringe U.S. Patent No. 5,491,774, or the ’774 patent, entitled “Handheld Record and Playback Device with Flash Memory.” We answered the amended complaint on June 18, 2013, again denying infringement and validity, and asserting counterclaims for declaratory judgment of non-infringement and invalidity. e.Digital also sued a number of additional parties unrelated to us and our products asserting claims regarding the patents asserted against us and in some cases, two other patents.

We, along with a number of other defendants sued by e.Digital, moved to limit the scope of the ’774 patent based on collateral estoppel resulting from an unfavorable claim construction ruling e.Digital received in an earlier action. On August 22, 2013, the court granted defendants’ motion and held that e.Digital was collaterally estopped from re-litigating the claim construction of the ’774 patent. In light of that ruling, e.Digital agreed to stipulate to non-infringement of the ’774 patent. The parties entered into a partial stipulated judgment of non-infringement as to the ’774 patent, which was subsequently amended as a Federal Rule of Civil Procedure 54(b) judgment to allow an immediate appeal to the U.S. Court of Appeals for the Federal Circuit as to the Court’s collateral estoppel ruling. The remainder of the case has been stayed pending the appeal. Under the stay, the case against us will not proceed until the appeal is completed. If the district court’s collateral estoppel ruling is reversed on appeal, the case against us will proceed only as to the ’737 patent. e.Digital filed its appeal brief in a related case on appeal on December 27, 2013. On March 10, 2014, the U.S. Court of Appeals for the Federal Circuit consolidated the appeal with several other pending appeals involving other defendants. e.Digital filed its opening brief on April 9, 2014. We filed a responsive brief on June 5, 2014. The Federal Circuit heard oral argument on the consolidated appeal on October 7, 2014 and has yet to issue a ruling.

We are currently and in the future may continue to be subject to litigation, claims and assertions incidental to our business, including patent infringement litigation and product liability claims, as well as other litigation of a non-material nature in the ordinary course of business. We believe that the outcome of any existing litigation, either individually or in the aggregate, will not have a material impact on our business, financial condition, results of operations or cash flows.

Management

Executive officers, other executive management and directors

The following table provides information regarding our executive officers, other executive management and directors as of October 31, 2014:

Name	Age	Position(s)

Executive Officers

Nicholas Woodman	39	Chief Executive Officer and Chairman

Anthony Bates	47	President and Director

Jack Lazar	49	Chief Financial Officer

Nina Richardson	56	Chief Operating Officer

Sharon Zezima	50	General Counsel and Secretary

Other Executive Management

Fabrice Barbier	49	Senior Vice President of Product Development

Stephen Baumer	41	Senior Vice President, Technology Fellow for Special Projects

Colin Born	43	Vice President of Corporate Development and Investor Relations

George “Jeff” Brown	56	Vice President of Communications

Paul Crandell	46	Senior Vice President of Marketing

Jonathan Harris	49	Senior Vice President of Sales

Ronald LaValley	49	Senior Vice President of Operations

Zander Lurie	41	Senior Vice President of Media

Charles “CJ” Prober	43	Senior Vice President of Software and Services

Jeff Ryan	47	Vice President of People

Non-Employee Directors

Edward Gilhuly(1)(2)(3)	55	Director

Kenneth Goldman(3)	65	Director

Peter Gotcher(2)(3)	55	Director

Michael Marks(1)(2)†	63	Director

†	Lead independent director.

(1)	Member of the nominating and governance committee.

(2)	Member of the compensation and leadership committee.

(3)	Member of the audit committee.

Executive officers

Nicholas Woodman founded our company and has served as our CEO and a member of the board of directors since inception, as Chairman since January 2014 and as President from our inception until June 2014. Mr. Woodman holds a B.A. in Visual Arts from the University of California, San

Diego. We believe Mr. Woodman’s experience as the founder of GoPro and his knowledge of our products and customers give him the experience and leadership capabilities that qualify him to serve as member of our board of directors.

Anthony Bates has served as our President and as a member of our board of directors since June 2014. From June 2013 until March 2014, Mr. Bates was the Executive Vice President, Business Development and Evangelism and was a member of the board of directors of Microsoft Corporation, a software company. Mr. Bates was the Chief Executive Officer of Skype Inc., a provider of software applications and related Internet communications products, from October 2010 until its acquisition by Microsoft in 2011, subsequent to which Mr. Bates served as the President of Microsoft’s Skype Division until June 2013. From 1996 to October 2010, Mr. Bates served in various roles at Cisco Systems, Inc., a networking equipment provider, most recently as Senior Vice President and General Manager of the Service Provider Group. Mr. Bates currently serves on the board of directors of Sirius X.M. Holdings Inc., a satellite radio system operator and broadcaster. We believe that Mr. Bates is qualified to serve on our board of directors due to his extensive executive leadership experience in the technology industry, including the management of worldwide operations, sales, service and support areas.

Jack Lazar has served as our Chief Financial Officer since January 2014. From January 2013 to January 2014, he was an independent business and financial consultant. Mr. Lazar previously served as Senior Vice President, Corporate Development and General Manager of Qualcomm Atheros, Inc., a wireless technology company, from May 2011 to January 2013. From September 2003 until its acquisition by Qualcomm Incorporated, a digital wireless communications products and services, in May 2011, Mr. Lazar served as Chief Financial Officer and Secretary of Atheros Communications, Inc., a provider of communications semiconductor solutions, as well as other executive roles. From August 1999 to May 2002, Mr. Lazar served in a variety of positions at NetRatings, Inc., an Internet audience measurement and analysis company, most recently as Executive Vice President of Corporate Development, Chief Financial Officer and Secretary. He currently serves as a member of the boards of directors of Silicon Laboratories Inc. and TubeMogul, Inc. Mr. Lazar is a Certified Public Accountant and holds a B.S. in Commerce with an emphasis in Accounting from Santa Clara University.

Nina Richardson has served as our Chief Operating Officer since February 2013. From March 2006 to January 2013, Ms. Richardson provided operations consulting and interim operations management services for a variety of companies as a self-employed independent consultant. From October 2008 to July 2009, Ms. Richardson was the Chief Administrative Officer of Riverwood Solutions, a supply chain solutions provider. From October 1999 to March 2005, Ms. Richardson held various executive positions at Flextronics International, Ltd., a manufacturing services company, including Vice President of Worldwide Design for Imaging and Printing, Vice President and Global Account Manager of the Hewlett Packard Account and Vice President and General Manager of Flextronics’ Cisco Business Unit. In November 2003, Ms. Richardson co-founded Three Rivers Energy, Inc., an energy services company, where she continues to serve as a managing director. Ms. Richardson holds a B.S. in Industrial Engineering from Purdue University and an Executive M.B.A. from Pepperdine University.

Sharon Zezima has served as our General Counsel since September 2013 and as our Corporate Secretary since October 2013. From February 2012 to September 2013, Ms. Zezima was the Vice President and General Counsel at Marketo, Inc., a cloud-based marketing software company. Prior to joining Marketo, Ms. Zezima served in various positions at Electronic Arts Inc., a developer and distributor of interactive entertainment content and services, from September 2000 to February 2012, most recently as Vice President and Deputy General Counsel. Ms. Zezima holds a J.D. from the University of Chicago and an A.B. in American Studies from Smith College.

Other executive management

Fabrice Barbier has served as our Senior Vice President of Product Development since May 2013, and served as our Vice President of Engineering from February 2011 to February 2013. From February 2009 to February 2011, Mr. Barbier was the Senior Director of Technology Touch and Display at Flextronics and from July 2007 to January 2009, he was its Senior Director of Product Management. Since 2006, Mr. Barbier has been a director of Barbier Ebelmann, a precision mechanics company. Mr. Barbier holds a B.S. in Mechanical Engineering and a Masters in Mechanical Engineering from Ecole Nationale Superieure de Mecanique et des Microtechniques.

Stephen Baumer has served as our Senior Vice President, Technology Fellow for Special Projects since May 2014, and served as our Chief Technology Officer from January 2009 to May 2014. From November 2007 to January 2009, Mr. Baumer was the Head of Business Development in Europe for OpSource, Inc., an infrastructure provider for software-as-a-service companies. From October 2005 to October 2007, he was the Vice President of Marketing at PanTerra Networks, a developer of cloud-based unified communications solutions. From 2001 to 2004, Mr. Baumer was the Director of Technology at Intermix Media, Inc., an Internet-based marketing company that owned and developed MySpace until the company’s acquisition by News Corp. in 2005. Mr. Baumer holds a B.S. in Linguistics from Georgetown University.

Colin Born has served as our Vice President of Corporate Development and Investor Relations since September 2014. From May 2011 to August 2014, Mr. Born served as the Vice President of Corporate Development at Qualcomm Atheros, Inc. from May 2005 until its acquisition by Qualcomm Incorporated in May 2011. Mr. Born served in various positions at Atheros Communications, Inc., most recently as Vice President of Corporate Development. From August 2002 to May 2005, Mr. Born was a principal at Partech International, an investment banking firm. From January 2000 to August 2002, Mr. Born served as the Director of Business Development at Chahaya Optronics, an optical component contract manufacturing firm. From January 1997 to June 1999, Mr. Born was an associate at Montgomery Securities, an investment banking firm. Mr. Born holds a B.A. in Economics from Claremont McKenna College and an M.B.A from Columbia University.

George “Jeff” Brown has served as our Vice President of Communications since December 2013. From April 2010 to October 2013, Mr. Brown was the Senior Vice President of Communications and Public Affairs for Electronic Arts, where he was also the Vice President of Communications and Public Affairs from December 1999 to April 2010. Mr. Brown also served in a variety of roles at PepsiCo Inc., a food and beverage company, most recently as Director of Public Relations in December of 1999. Mr. Brown holds a B.A. in Journalism from the University of Minnesota.

Paul Crandell has served as our Senior Vice President of Marketing since November 2014, and served as our Vice President of Marketing from August 2011 to November 2014. From January 2009 to August 2011, Mr. Crandell was the Co-founder of Q Sport Architects, a marketing consulting firm. From November 2007 to November 2008, Mr. Crandell was the Vice President of Marketing at ICON Aircraft, an aircraft design and production company. From November 1998 to October 2007, Mr. Crandell served in various positions at Red Bull North America, a beverage manufacturer, including as the Director of Sports Marketing from December 2005 to October 2007. Mr. Crandell holds a B.A. in Law and Society from the University of California, Santa Barbara.

Jonathan Harris has served as our Senior Vice President of Sales since January 2014, and served as our Vice President of Sales from June 2010 to January 2014. From February 2009 to June 2010, Mr. Harris was the Vice President of Business Development at SugarSync, Inc., a cloud-based document storage company. From January 2007 to February 2009, Mr. Harris was the Vice President of Sales at Aliph, Inc., a provider of wearable technology and audio devices. From October 2005 to May 2007, Mr. Harris was the Director of Sales at Check Point Software Technologies Ltd., an Internet security services provider. Mr. Harris holds a B.A. in Advertising from the Southern Methodist University.

Ronald LaValley has served as our Senior Vice President of Operations since December 2011. From 2000 to December 2011, Mr. LaValley served in various positions at Flextronics, including the Vice President of Logistics and Vice President of Supply Chain Solutions, and most recently as the Vice President and General Manager of the Milpitas Operations. Mr. LaValley holds a B.S. in Mechanical Engineering and Aeronautical Engineering from the University of California, Davis and an M.B.A. from Santa Clara University.

Zander Lurie has served as our Senior Vice President, Media since November 2014. From February 2013 to January 2014, Mr. Lurie served as the Executive Vice President at Guggenheim Digital Media, a media investment firm. From April 2010 to August 2012, Mr. Lurie served as Senior Vice President of Strategic Development at CBS Corporation, a mass media company, and from February 2008 to April 2010, he was the Chief Financial Officer and Head of Business Development at CBS Interactive. From February 2006 until its acquisition by CBS Corporation in February 2008, Mr. Lurie served as the Chief Financial Officer and Head of Corporate Development of CNET Networks, an online media company. From August 1999 to February 2006, Mr. Lurie held various investment banking positions at J.P. Morgan Securities LLC, most recently as a Vice President. Mr. Lurie holds a B.A. in Political Science from the University of Washington and a J.D. and an M.B.A. from Emory University.

Charles “CJ” Prober has served as our Senior Vice President of Software and Services since June 2014. From January 2008 until May 2014, Mr. Prober served in various roles at Electronic Arts, most recently as the Senior Vice President of Digital Publishing. From January 2007 until January 2008, he was the Vice President of Legal and Business Affairs at VG Holding Company (BioWare and Pandemic Studios), a gaming company, until its acquisition by Electronic Arts. From 2003 until 2006, Mr. Prober was a consultant with McKinsey & Company, a global strategic management consulting firm and from 1998 until 2003, he was a corporate attorney at the law firm Wilson Sonsini Goodrich & Rosati, P.C. Mr. Prober holds a Bachelor of Commerce from the University of Manitoba and a Bachelor of Laws from McGill University.

Jeff Ryan has served as our Vice President of People since May 2014. From June 2011 until May 2014, Mr. Ryan served as the Senior Vice President, Human Resources at CBS Interactive, an online media company. From August 2007 until June 2011, Mr. Ryan was the Vice President of Human Resources at Electronic Arts. He also held several human resources roles, including Head of Human Resources, at Electronic Arts Canada, starting from November 2004. From May 2003 until November 2004, he was a Senior Human Resources Consultant at Shell Oil Products, an energy company. Mr. Ryan holds a B.A. in Sociology from University of California at Los Angeles and an M.B.A. from the University of California at Los Angeles, Anderson School of Management.

Board of directors

Edward Gilhuly has served on our board of directors since March 2011. Mr. Gilhuly is the Founder and has served as Managing Partner at Sageview Capital, a private investment firm since May 2006. Prior to forming Sageview Capital, Mr. Gilhuly worked for 19 years at Kohlberg Kravis Roberts & Co., a private equity firm, where he was a Partner from 1994 to 2005 and a member of the firm’s investment committee from its formation in 2000 until his departure in 2005. Mr. Gilhuly currently serves on the board of directors of Envivio, Inc. and four private companies and the board of trustees of U.S. Ski and Snowboard Team Foundation. He is also on the board of trustees of Duke University and is the Chairman of the board of directors of the Duke Management Company. Mr. Gilhuly holds a B.A. in Economics and History from Duke University and an M.B.A. from Stanford University. We believe Mr. Gilhuly is qualified to serve as a member of our board of directors based on his experience on the boards of directors of numerous companies, his extensive corporate management experience and his significant experience in private equity and finance.

Kenneth Goldman has served on our board of directors since December 2013. Since October 2012, Mr. Goldman has served as the Chief Financial Officer of Yahoo! Inc., an Internet commerce website. From September 2007 to October 2012, he was Chief Financial Officer of Fortinet Inc., a provider of threat management technologies. From November 2006 to August 2007, Mr. Goldman served as Executive Vice President and Chief Financial Officer of Dexterra, Inc., a mobile enterprise software company. From August 2000 until March 2006, Mr. Goldman served as Senior Vice President of Finance and Administration and Chief Financial Officer of Siebel Systems, Inc., a supplier of customer software solutions and services. Mr. Goldman currently serves on the board of directors of NXP Semiconductor N.V., Gigamon Inc. and Yahoo! Japan, as well as the Trustee Emeritus of Cornell University. Mr. Goldman holds a B.A. in Electrical Engineering from Cornell University and an M.B.A. from Harvard Business School. We believe Mr. Goldman is qualified to serve as a member of our board of directors based on his experience on the boards of directors of numerous companies, his extensive executive experience and his service as a member of the Financial Accounting Standards Board Advisory Council. He provides a high level of expertise and significant leadership experience in the areas of finance, accounting and audit oversight.

Peter Gotcher has served on our board of directors since June 2014. Mr. Gotcher is an independent private investor focusing on investments in digital media technology companies. From September 1999 to June 2002, Mr. Gotcher was a venture partner with Redpoint Ventures, a private investment firm. Prior to that, Mr. Gotcher was a venture partner with Institutional Venture Partners, a private investment firm, from 1997 to 1999. Mr. Gotcher founded Digidesign, Inc., a manufacturer of digital audio workstations, and served as its President, Chief Executive Officer and Chairman from 1984 until it was acquired by Avid Technology, a media software company, in 1995. He served as the Executive Vice President of Avid Technology from 1995 to 1996. Mr. Gotcher currently serves on the board of directors of Pandora Media, Inc. and is the Chairman of the board of directors of Dolby Laboratories, Inc. He also serves on the board of trustees of the Berklee College of Music. Mr. Gotcher holds a B.A. in English Literature from the University of California at Berkeley. We believe Mr. Gotcher is qualified to serve as a member of our board of directors based on his broad understanding of the operational, financial and strategic issues facing public companies and his background providing guidance to companies in the digital media industry.

Michael Marks has served on our board of directors since February 2011. Mr. Marks has been a Founding Partner of Riverwood Capital, a private equity firm, since March 2007. From August 2007 to November 2007, Mr. Marks was interim Chief Executive Officer of Tesla Motors, Inc., an electric vehicle designer and manufacturer. Mr. Marks was a senior adviser from January 2007 to January 2008 and a member from January 2006 to January 2007 at Kohlberg Kravis Roberts & Co., a private equity firm. From January 1994 to January 2006, Mr. Marks was Chief Executive Officer of Flextronics. Mr. Marks currently serves as a member of the board of directors of Schlumberger Limited and SanDisk Corporation, where he is currently Chairman. Mr. Marks holds a B.A. and an M.A. in Psychology from Oberlin College and an M.B.A. from Harvard Business School. We believe Mr. Marks is qualified to serve as a member of our board of directors based on his significant experience as the chief executive officer and member of the boards of directors of various companies, his expertise in financial and accounting matters and his expertise in private equity matters.

Board of directors

Messrs. Woodman, Goldman, Gotcher and Bates were elected to our board of directors by certain of our stockholders pursuant to a voting agreement that was terminated upon the closing of our IPO. Each of the current members of our board of directors is expected to continue to serve on our board of directors until the earlier of his resignation or his successor is duly elected or appointed.

Although our board of directors is not currently classified, our restated certificate of incorporation provides that at such time as all shares of our Class B common stock have been converted into shares of Class A common stock, our board of directors will be divided into three classes, with staggered three-year terms. After our board of directors is classified, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes of directors continuing for the remainder of their respective three-year terms.

In addition, our amended and restated bylaws and restated certificate of incorporation provide that only the board of directors may fill vacancies on the board of directors until the next annual meeting of stockholders. After our board of directors is classified, any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

This classification of the board of directors and the provisions described above may have the effect of delaying or preventing changes in our control or management. See “Description of capital stock—Anti-takeover provisions—Restated certificate of incorporation and amended and restated bylaw provisions.”

Board leadership structure and risk oversight

Our board of directors does not have a policy on whether the role of the chairman and chief executive officer should be separate and believes that it should maintain flexibility to select a chairman and board leadership structure from time to time. Currently, the board of directors believes that it is in the best interest of the company and its stockholders for Mr. Woodman to serve in both roles given his knowledge of our company and industry. Because Mr. Woodman is our CEO and Chairman, our board of directors appointed Mr. Marks to serve as our lead independent director. As lead independent director, Mr. Marks will, among other responsibilities, preside over regularly scheduled meetings at which only our independent directors are present, serve as a liaison between the Chairman and the President and the independent directors, and perform such additional duties as our board of directors may otherwise determine and delegate.

Our board of directors is primarily responsible for overseeing our risk management processes. Our board of directors, as a whole, determines the appropriate level of risk for our company, assesses the specific risks that we face and reviews management’s strategies for adequately mitigating and managing the identified risks. Although our board of directors administers this risk management oversight function, our audit committee, nominating and governance committee and compensation and leadership committee support our board of directors in discharging its oversight duties and address risks inherent in their respective areas. We believe this division of responsibilities is an effective approach for addressing the risks we face and that our board leadership structure supports this approach.

Director independence

Our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors determined that Messrs. Gilhuly, Goldman, Gotcher and Marks, representing four of our six directors, are “independent directors” as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the NASDAQ Stock Market. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management, including the beneficial ownership of our capital stock by each non-employee director and the transactions involving them described in the section titled “Certain relationships and related party transactions.”

Committees of the board of directors

Our board of directors has established an audit committee, a compensation and leadership committee and a nominating and governance committee. The composition and responsibilities of each committee are described below. Copies of the charters for each committee are available on the investor relations portion of our website at www.gopro.com. Members serve on these committees until their resignations or removal.

Audit committee

Our audit committee is comprised of Mr. Goldman, who serves as the chairman, and Messrs. Gilhuly and Gotcher. Our board of directors has determined that each member of the audit committee meets the requirements for independence under the current rules of the SEC and the NASDAQ Stock Market. Each member of our audit committee is financially literate. In addition, our board of directors has determined that Mr. Goldman is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K of the Securities Act.

All audit services to be provided to us and all permissible non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm will be approved in advance by our audit committee. Our audit committee, among other things:

•	selects a firm to serve as independent registered public accounting firm to audit our financial statements;

•	helps to ensure the independence of the independent registered public accounting firm;

•

discusses the scope and results of the audit with the independent registered public accounting firm, and reviews, with management and the independent accountants, our interim and year-end operating results;

•	develops procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

•	reviews related party transactions and proposed waivers of the code of conduct;

•	considers the adequacy of our internal accounting controls and audit procedures; and

•	approves all audit and non-audit services to be performed by the independent registered public accounting firm.

Compensation and leadership committee

Our compensation and leadership committee is comprised of Mr. Marks, who serves as the chairman, and Messrs. Gilhuly and Gotcher. Our board of directors has determined that each member of our compensation and leadership committee meets the requirements for independence under the current rules of the NASDAQ Stock Market. The purpose of our compensation and leadership committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Our compensation and leadership committee, among other things:

•	reviews and determines the compensation of our executive officers;

•	administers our stock and equity incentive plans; and

•	establishes and reviews general policies relating to compensation and benefits of our employees.

Nominating and governance committee

The nominating and governance committee is comprised of Mr. Gilhuly, who serves as the chairman, and Mr. Marks. Our board of directors has determined that each member of our nominating and governance committee meets the requirements for independence under the current rules of the NASDAQ Stock Market. Our nominating and governance committee, among other things:

•	identifies, evaluates and recommends nominees to our board of directors and committees of our board of directors;

•	conducts searches for appropriate directors;

•	evaluates the performance of our board of directors and of individual directors;

•	considers and makes recommendations to the board of directors regarding the composition of the board and its committees and related compensation;

•	reviews developments in corporate governance practices;

•	evaluates the adequacy of our corporate governance practices and reporting; and

•	makes recommendations to our board of directors concerning corporate governance matters.

Code of business conduct and ethics

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors. The full text of our code of business conduct and ethics is posted on the investor relations section of our website at www.gopro.com.

Compensation committee interlocks and insider participation

None of the members of our compensation and leadership committee has at any time been one of our officers or employees. None of our executive officers currently serves, or in the past has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our board of directors or our compensation and leadership committee.

Director compensation

Prior to June 25, 2014, we did not have a formal policy relating to the granting of equity awards to our directors. The following table presents the total compensation earned in the year ended December 31, 2013 for each non-employee member of our board of directors. In addition to the following amounts, we reimbursed our directors for expenses associated with attending meetings of our board of directors and committees of our board of directors. Other than described below, we did not pay any fees to, make any equity awards or non-equity awards to, or pay any other compensation to the non-employee members of our board of directors in 2013. Nicholas Woodman, our CEO, did not receive compensation for his service as a director.

The following table provides information regarding compensation of our non-employee directors for 2013:

Name and principal position	Fees earned or paid in cash ($)	Option awards ($)(1)(2)	All other compensation ($)	Total ($)

Kenneth Goldman	$—	$911,427	$—	$911,427
Edward Gilhuly	—	—	—	—
Michael Marks	—	—	—	—
Jill Woodman(3)	—	—	—	—
John Ball(4)	—	—	—	—

(1)	The amounts reported in this column represent the aggregate grant date value of option awards made to directors in 2013 computed in accordance with FASB ASC Topic 718.

(2)

The option vests as to 1/4th of the shares of Class B common stock underlying the option on the first anniversary of the vesting commencement date and as to 1/48th of the shares underlying the option each month thereafter. In addition, in the event of a qualified acquisition, the option shall vest as to an additional 1/4th of the total shares underlying the option.

(3)	Jill Woodman resigned as a member of our board of directors effective as of May 16, 2014.

(4)	John Ball resigned as a member of our board of directors effective as of June 25, 2014.

In May 2014, our board of directors approved a compensation policy for non-employee directors that became effective on June 25, 2014. Pursuant to the policy, immediately following each annual meeting of our stockholders, we will grant each non-employee director an annual stock option having a grant date fair value computed in accordance with FASB ASC Topic 718 equal to $150,000. Each stock option will have a ten-year term and will vest in full on the earlier of the one-year anniversary of the date of grant or on the date of the next annual meeting of our stockholders. In addition, immediately following each annual meeting of our stockholders, we will grant each non-employee director RSUs having a fair market value on the grant date equal to $30,000. The shares underlying each RSU grant will vest in equal quarterly installments over one year from the date of grant, subject to the director’s continuous service on our board of directors. The stock options and RSUs described above will accelerate and vest in full in the event of a change in control. Directors who are appointed to our board of directors between the annual meetings of our stockholders will receive pro-rated stock option and RSU grants.

In addition to the annual stock option and RSU grants for service as a member of our board of directors, our policy provides for additional annual RSU grants to the chairs of each committee of our board of directors with a fair market value on the grant date equal to the following:

•	$20,000 for the chair of our audit committee;

•	$15,000 for the chair of our compensation and leadership committee; and

•	$10,000 for the chair of our nominating and governance committee.

On June 2, 2014, we granted Peter Gotcher an option to purchase 17,234 shares of our Class B common stock at an exercise price of $18.40 per share and 1,630 RSUs in connection with his appointment as director. The stock option vests in full on the one-year anniversary of the date of grant and has a ten-year term. The RSUs vest in equal quarterly installments over one year from the date of grant, subject to Mr. Gotcher’s continuous service on our board of directors. The stock option and RSUs will accelerate and vest in full in the event of a change in control.

On July 30, 2014, we granted Edward Gilhuly and Michael Marks stock options and RSUs and Kenneth Goldman RSUs in accordance with the guidelines set forth in our policy and described above, as if an annual meeting occurred in July 2014. Mr. Goldman did not receive an annual retainer stock option grant due to his receipt of a stock option grant at the end of 2013 when he joined our board of directors.

Executive compensation

2013 summary compensation table

The following table provides information regarding compensation received by our named executive officers for 2013:

Name and Principal Position	Salary ($)(1)	Bonus ($)(2)	Option awards ($)(3)	All other compensation ($)		Total ($)

Nicholas Woodman	$800,000	$1,003,200	$—	$49,591	(4)	$1,852,791
Chief Executive Officer
Nina Richardson	287,986	120,649	3,253,337	—		$3,661,972
Chief Operations Officer
Paul Crandell	267,981	116,909	542,628	—		$927,518
Senior Vice President of Marketing

(1)	The amounts in this column include any salary contributed by the named executive officer to our 401(k) plan.

(2)	The amounts reported in this column represent the named executive officer’s bonus awards, which we awarded on a discretionary basis based on the compensation and leadership committee’s determination of individual and overall company performance.

(3)	The amounts reported in this column represent the aggregate grant date value of option awards made to the named executive officer in 2013 computed in accordance with FASB ASC Topic 718 and excluding the effect of estimated forfeitures.

(4)	The amount reported represents the cost of Mr. Woodman’s personal use of cars provided by us, including depreciation attributed to his personal use of the cars, maintenance and repair costs, insurance premiums and registration fees.

Outstanding equity awards at December 31, 2013

The following table provides information regarding each unexercised stock option held by each of our named executive officers as of December 31, 2013:

	Number of securities underlying unexercised options(1)			Option exercise price(2)	Option expiration date
Name	Exercisable	Unexercisable

Nicholas Woodman	—	—		—	—
Nina Richardson	—	450,000	(3)	$13.7200	02/18/2023
Paul Crandell	171,700	125,000		$1.5167	10/25/2021
Paul Crandell	—	75,000		$13.7200	02/18/2023

(1)

Except as otherwise described in these footnotes, all options vest as to 1/4th of the shares of Class B common stock underlying the options on the first anniversary of the vesting commencement date and as to 1/48th of the shares underlying the option each month thereafter. The vesting commencement date for Ms. Richardson’s option grant is February 12, 2013 and the vesting commencement date for Mr. Crandell’s option grants are August 15, 2011 and February 19, 2013, respectively. Any options exercised prior to their vesting date would be subject to forfeiture as specified in the 2010 Plan. In addition, if the executive is subject to a qualified termination in connection with a change in control, then the shares underlying any unvested equity award shall vest immediately prior to the termination of the executive, pursuant to the severance and change in control policy adopted in January 2014 (described below).

(2)	Represents the fair market value of a share of our Class B common stock, as determined by our board of directors, on the grant date. See the section titled “Management’s discussion and analysis of financial condition and results of operations—Critical accounting policies and estimates—Stock-based compensation” for a discussion of the valuation of our Class B common stock.

(3)	In addition to the time-based vesting indicated in footnote (1), if we achieve the goals approved by our board of directors under our 2014 Operating Plan, then an additional 25,000 of the shares will become vested and exercisable on February 12, 2015.

On June 3, 2014, we granted Mr. Woodman 4,500,000 RSUs. This award vests in three tranches of 1,500,000 RSUs each. The first tranche vested on the grant date. Each of the second and third tranches vests monthly over 36 months from the grant date, with vesting conditional upon Mr. Woodman’s continued service and our Class A common stock having a closing price per share for 30 consecutive days equal to or greater than $34.03 and $44.24, respectively. Such 30-day period may begin no earlier than December 23, 2014. Upon a change in control that occurs prior to the termination of Mr. Woodman’s services, a portion of the second tranche will vest (regardless of any service-based vesting conditions) to the extent that the acquisition price per share exceeds $24.00, such that the second tranche will fully vest if the acquisition price exceeds $34.03. Similarly, a portion of the third tranche will vest (regardless of any service-based vesting conditions) to the extent that the acquisition price per share exceeds $34.03, such that the third tranche will fully vest if the acquisition price exceeds $44.24. The per share milestones will be adjusted for stock splits and the like, extraordinary dividends or follow-on offerings.

Pension benefits

None of our named executive officers is a participant in any defined benefit plans.

Nonqualified deferred compensation

We do not offer any nonqualified deferred compensation plans.

Employment, severance and change in control agreements

Nicholas Woodman

On June 2, 2014, we entered into an employment letter with Mr. Woodman, which provides for certain severance and other benefits upon a qualifying termination of employment. If Mr. Woodman’s service is terminated by us without cause or due to his resignation for good reason prior to a change in control, he will be entitled to (i) a single lump sum payment equal to 12 months of his then-current base salary and target bonus (assuming a 150% achievement threshold), (ii) an additional payment of the pro-rata portion of his target bonus for the year of his termination and (iii) continuation of benefits under COBRA for 12 months following termination (or if applicable law requires otherwise, a lump sum payment equal to that amount). If Mr. Woodman’s service is terminated by us without cause or due to his resignation for good reason within 24 months following a change in control, he shall be entitled to (i) a single lump sum payment equal to 24 months of his then-current base salary and target bonus (assuming a 150% achievement threshold), (ii) an additional payment of the pro-rata portion of his target bonus for the year of his termination, (iii) fully accelerated vesting of all of his then-outstanding equity awards (other than his 4,500,000 RSUs granted in June 2014) and (iv) continuation of benefits under COBRA for 18 months following termination (or if applicable law requires otherwise, a lump sum payment equal to that amount). These payments and benefits are conditioned on Mr. Woodman’s execution and delivery of an irrevocable release to us within the 60 days following his termination.

Nina Richardson

In February 2013, we entered into an offer letter with Nina Richardson. The offer letter provided that Ms. Richardson’s option to purchase 450,000 shares of Class B common stock would vest 25% on the 12 month anniversary of her commencement of employment and in equal monthly installments over the 36 months thereafter, subject to her continuous service. In addition, the offer letter provides that 25,000 option shares would vest on the two-year anniversary of her commencement of employment in the event that we achieve our 2014 Operating Plan as approved and certified by our board of directors subject to her continuous service. Subsequent to the execution of the offer letter, we entered into a change in control severance agreement with Ms. Richardson, the terms of which are described in detail below. The agreement provides that (i) in the event of a qualified termination connected to a change in control, Ms. Richardson shall be entitled to acceleration in full of all of her equity awards and (ii) in the event of a qualified termination not connected to a change in control, 25% of the shares initially subject to her equity awards will accelerate or we will continue to allow her to vest in her equity awards as a limited consultant for up to 12 months post-employment. With respect to vesting acceleration, Ms. Richardson will receive whichever acceleration provision under her equity awards or her change in control severance agreement as would cause her to vest in the largest number of shares.

Paul Crandell

In July 2011, we entered into an offer letter with Paul Crandell. The offer letter provided that Mr. Crandell’s option to purchase 300,000 shares of Class B common stock would be subject to the terms and conditions applicable to options granted under the 2010 Plan, as described in the 2010 Plan, and the applicable stock option agreement made available to Mr. Crandell at the time of his grant. Subsequent to the execution of the offer letter, we entered into a change in control severance agreement with Mr. Crandell, the terms of which are described in detail below. The change in control severance agreement provides that in the event of a qualified termination connected to a change in control, Mr. Crandell shall be entitled to acceleration in full of all of his equity awards.

Potential payments upon termination or change in control

In January 2014, we adopted a change in control and severance policy applicable to our executive officers and certain other employees pursuant to which each employee entered into an agreement governing such situations. The change in control and severance agreement with each of our named executive officers has a term ending December 31, 2016 with automatic three-year renewals unless we give at least three months’ notice of non-renewal and requires us to pay certain benefits upon a qualifying termination, which occurs if we terminate the employee’s employment without cause, or the employee resigns with good reason, within three months preceding or 12 months following a change in control. These benefits are contingent upon the employee’s execution, delivery and non-revocation of a release and waiver of claims satisfactory to us following the employee’s separation from service. In addition, for six months following termination of employment, and as a condition to the benefits under this agreement, the employee must cooperate with any transition efforts that we request and must not disparage us, or our directors, officers or employees.

Under the employment letter dated June 2, 2014, Mr. Woodman is eligible for severance benefits upon a qualifying termination connected to a change in control as described in “—Employment, severance and change in control agreements—Nicholas Woodman.” In addition, Mr. Woodman has vesting and acceleration terms on his outstanding RSUs that supercede any acceleration that would have been provided under his employment letter. See “—Outstanding equity awards at December 31, 2013.”

Under his change in control severance agreement, Mr. Crandell would be eligible for severance benefits of 12 months of then-current base pay, 100% of his target bonus or, if greater, his most recent annual bonus, and $3,000 per month for 12 months in lieu of employee benefits upon a qualifying termination connected to a change in control. In addition, upon a qualifying termination, the shares underlying all unvested equity awards held Mr. Crandell will become vested and exercisable in full immediately prior to such termination.

Under her amended change in control severance agreement dated June 8, 2014, Ms. Richardson would be eligible for severance benefits of 12 months of then-current base pay, 100% of her target bonus or, if greater, her most recent annual bonus, and $3,000 per month for 12 months in lieu of employee benefits upon a qualifying termination connected to a change in control. In addition, upon a qualifying termination connected with a change in control, the shares underlying all unvested equity awards held Ms. Richardson will become vested and exercisable in full immediately prior to such termination. Furthermore, Ms. Richardson shall be entitled to these same benefits upon a qualifying termination not connected to a change in control, except that in lieu of 100% acceleration of her equity awards, she will be entitled to immediate vesting acceleration of 25% the shares initially subject to her equity awards or we will allow her to vest in her equity awards as a limited consultant for up to 12 months post-employment.

Employee benefit plans

2010 equity incentive plan

Our board of directors approved, and our stockholders adopted, our 2010 Plan in August 2010. Our board of directors terminated the 2010 Plan as of June 25, 2014 in connection with our IPO, and we stopped making equity grants thereunder. The termination of the 2010 Plan did not affect the rights under outstanding awards and all stock options and RSUs granted under our 2010 Plan continue to be governed by its terms. Our 2010 Plan provided for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees or any parent or subsidiary’s employees, and for the grant of nonstatutory stock options, stock appreciation rights, restricted stock and RSUs to our employees, directors and consultants and any parent or subsidiary’s employees and consultants. Since June 25, 2014, we have granted all equity awards, and intend to grant all future equity awards, under the 2014 Plan and the ESPP. The purpose of the 2010 Plan was to attract, retain and motivate eligible persons whose present and potential contributions are important to our growth by offering such eligible persons an opportunity to participate in our future performance through the grant of awards.

Administration.    Subject to the terms of the 2010 Plan, our board of directors or an authorized committee, referred to as the compensation and leadership committee, has the discretion to make all decisions implementing the 2010 Plan including the power to determine recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the compensation and leadership committee will also determine the exercise price of options granted, and the consideration (if any) to be paid for restricted stock awards.

Stock options.    Incentive and nonstatutory stock options were granted pursuant to stock option agreements adopted by the compensation and leadership committee. Generally, the exercise price for an incentive stock option or a nonstatutory stock option cannot be less than 100% of the fair market value of the Class B common stock subject to the option on the date of grant. No incentive stock option could be granted to any person who, at the time of the grant, owned or was deemed to own stock comprising more than 10% of our total combined voting power or that of any of our affiliates unless (a) the option exercise price was at least 110% of the fair market value of the stock subject to the option on the date of grant and (b) the term of the incentive stock option did not exceed five years from the date of grant. Options granted under the 2010 Plan generally vest over a four-year period. A stock option agreement may provide for early exercise prior to vesting and rights of repurchase.

The term of stock options granted under the 2010 Plan may not exceed 10 years. Unless the terms of an optionholder’s stock option agreement provides for earlier or later termination, if an optionholder’s service relationship with us, or any affiliate of ours, ceases due to disability or death, the optionholder, or his or her beneficiary, may exercise any vested options within 12 months after the date the service relationship ends. Unless the terms of an optionholders’ stock option agreement provides for earlier or later termination, if an optionholder’s service relationship with us, or any affiliate of ours, ceases without cause for any reason other than disability or death, the optionholder may exercise any vested options for up to three months after the date the service relationship ends. In no event may an option be exercised after its expiration date.

The forms of consideration for the purchase of our Class B common stock under the 2010 Plan that the compensation and leadership committee may approve include cash, check, full recourse promissory note, cancellation of indebtedness, waiver of accrued compensation, shares of stock already owned, consideration paid through a formal cashless exercise program or same day sale program, any other form of consideration approved by the compensation and leadership committee or any combination of such consideration.

Limitations.    The aggregate fair market value, determined at the time of grant, of shares of our Class B common stock with respect to incentive stock options that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. The options or portions of options that exceed this limit are treated as nonstatutory stock options.

Restricted stock.    Our 2010 Plan also permitted the issuance of restricted stock. Restricted stock are shares of our Class B common stock that are subject to our right of repurchase in the event of a termination of the stockholder’s service relationship with us.

Restricted stock units.    Our 2010 Plan also permitted the issuance of RSUs to our service providers. RSUs granted under our 2010 Plan represent the right to receive shares of our Class B common stock or cash payment at a specified future date and may be subject to vesting requirements.

Transferability.    Unless the compensation and leadership committee permits otherwise, awards may not be transferred, except by will or by the laws of descent or distribution. However, nonstatutory stock options may be transferred to immediate family members or certain trusts.

Changes to capitalization.    In the event that there is a specified type of change in our capital structure not involving the receipt of consideration by us, such as a stock split, stock dividend or other recapitalization, the 2010 Plan provides for the proportional adjustment of the number of shares reserved under the 2010 Plan and the number of shares and exercise or purchase price, if applicable, of all outstanding stock awards.

Corporate transactions.    Unless otherwise provided in the award agreement, in the event of certain corporate transactions, any or all outstanding stock awards under the 2010 Plan may be assumed or substituted for by any surviving entity. If the surviving entity elects not to assume or substitute for such awards, such stock awards will terminate without vesting acceleration. In the event of our dissolution or liquidation, all outstanding options and stock appreciation rights under the 2010 Plan will terminate immediately prior to such event without accelerating vesting.

2014 equity incentive plan

Our board of directors approved, and our stockholders adopted, our 2014 Plan, which became effective on June 25, 2014. The 2014 Plan will terminate in 2024, unless sooner terminated by our board of directors. The purpose of the 2014 Plan is to provide incentives to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. The 2014 Plan is also designed to permit us to make cash-based awards and equity-based awards intended to qualify as “performance-based compensation” under Section 162(m) of the Code.

Stock awards.    The 2014 Plan provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards, RSUs, performance-based stock awards and other forms of equity compensation, or collectively, stock awards. In addition, the 2014 Plan provides for the grant of performance cash awards. Incentive stock options may be granted only to employees, subject to certain limitation described below. All other awards may be granted to employees, including officers, as well as directors and consultants.

The principal features of the 2014 Plan are summarized below. This summary is qualified in its entirety by reference to the text of the 2014 Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Share reserve.    We reserved 13,921,880 shares of our Class A common stock to be issued under our 2014 Plan. The number of shares reserved for issuance under our 2014 Plan will increase automatically on January 1 of each of our fiscal years, beginning January 1, 2015 through the termination of the plan, by the number of shares equal to 3% of the total outstanding shares of our common stock as of the immediately preceding December 31. However, our board of directors or compensation and leadership committee may reduce the amount of the increase in any particular year. In addition, the following shares will again be available for grant and issuance under our 2014 Plan as Class A common stock:

•

shares subject to options or stock appreciation rights granted under our 2014 Plan that cease to be subject to the option or stock appreciation right for any reason other than exercise of the option or stock appreciation right;

•	shares subject to awards granted under our 2014 Plan that are subsequently forfeited or repurchased by us at the original issue price;

•	shares subject to awards granted under our 2014 Plan that otherwise terminate without shares being issued;

•	shares surrendered, cancelled, or exchanged for cash or a different award (or combination thereof);

•	shares issuable upon the exercise of options or subject to other awards under our 2010 Plan that cease to be subject to such options or other awards by forfeiture or otherwise;

•	shares issued under our 2010 Plan that are forfeited or repurchased by us; and

•	shares subject to awards under our 2010 Plan that are used to pay the exercise price of an option or withheld to satisfy the tax withholding obligations related to any award.

No person may be granted stock awards covering more than 500,000 shares of our Class A common stock under the 2014 Plan during any calendar year pursuant to stock options or stock appreciation rights other than a new employee of ours, who will be eligible to receive no more than 1,000,000 shares of our Class A common stock under the 2014 Plan in the calendar year in which the employee commences employment. Such limitations are designed to help assure that any deductions to which we would otherwise be entitled with respect to such stock awards will not be subject to the $1,000,000 limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Code.

Administration.    Our 2014 Plan is administered by our compensation and leadership committee, all of the members of which are outside directors as defined under applicable federal tax laws, or by our board of directors acting in place of our compensation and leadership committee. The compensation and leadership committee has the authority to construe and interpret our 2014 Plan, grant awards and make all other determinations necessary or advisable for the administration of the plan.

The compensation and leadership committee has the authority to reprice any outstanding stock award (by reducing the exercise price of any outstanding option, canceling an option in exchange for cash or another equity award or any other action that may be deemed a repricing under generally accepted accounting provisions) under the 2014 Plan without the approval of our stockholders.

Stock options.    Incentive and nonstatutory stock options are granted pursuant to incentive and nonstatutory stock option agreements adopted by the compensation and leadership committee. The compensation and leadership committee determines the exercise price for a stock option, within the terms and conditions of the 2014 Plan, provided that the exercise price of a stock option cannot be less than 100% of the fair market value of our Class A common stock on the date of grant, except where a higher exercise price is required in the case of certain incentive stock options, as described below.

We anticipate that in general, options will vest over a four-year period. Options may vest based on time or achievement of performance conditions. Our compensation and leadership committee may provide for options to be exercised only as they vest or to be immediately exercisable with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. The compensation and leadership committee determines the term of stock options granted under the 2014 Plan, up to a maximum of 10 years, except in the case of certain incentive stock options, as described below. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s relationship with us, or any of our affiliates, ceases for any reason other than for cause, disability or death, the optionholder may exercise any vested options for a period of three months following the cessation of service. If an optionholder’s service relationship with us or any of our affiliates is terminated for cause, then the option terminates immediately. If an optionholder’s service relationship with us or any of our affiliates terminates due to disability, the optionholder may exercise any vested options for a period of six months. If an optionholder’s service relationship with us or any of our affiliates ceases due to death, or an optionholder dies within three months following termination of service other than for cause or due to disability, the optionholder or a beneficiary may exercise any vested options for a period of 12 months.

The option term may be extended in the event that exercise of the option following termination of service is prohibited by applicable securities laws. In no event, however, may an option be exercised beyond the expiration of its maximum term.

Acceptable consideration for the purchase of Class A common stock issued upon the exercise of a stock option is determined by the compensation and leadership committee and may include cash, check or other legal consideration approved by the compensation and leadership committee, including a broker-assisted cashless exercise, the tender of Class A common stock or Class B common stock previously owned by the optionholder, cancellation of our indebtedness to the optionholder or waiver of compensation due to the optionholder for services rendered.

Unless the compensation and leadership committee provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionholder may, however, designate a beneficiary who may exercise the option following the optionholder’s death.

Limitations on incentive stock options.    Incentive stock options may be granted only to employees of ours or our parent or subsidiary companies. The aggregate fair market value, determined at the time of grant, of shares of our Class A common stock with respect to incentive stock options that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock comprising more than 10% of our total combined voting power or that of any of our affiliates unless (a) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (b) the term of the incentive stock option does not exceed five years from the date of grant.

Restricted stock awards.    Restricted stock awards are granted pursuant to restricted stock award agreements adopted by our compensation and leadership committee. A restricted stock award is an offer by us to sell shares of our Class A common stock subject to restrictions. The price, if any, of a restricted stock award is determined by our compensation and leadership committee. Restricted stock awards may be granted in consideration for cash, check, past or future services rendered to us or our affiliates, or any other form of legal consideration determined by the compensation and leadership committee. Shares of Class A common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option or forfeiture restriction in our favor in accordance with a vesting schedule to be determined by the compensation and leadership committee. Rights to acquire shares under a restricted stock award may be transferred only upon such terms and conditions as set by the compensation and leadership committee. Except as otherwise provided in the applicable award agreement, restricted stock awards that have not vested will be forfeited or subject to repurchase upon the participant’s cessation of continuous service for any reason.

Restricted stock unit awards.    RSU awards are granted pursuant to restricted stock unit award agreements adopted by our compensation and leadership committee. RSUs represent the right to receive shares of our Class A common stock at a specified date in the future, subject to forfeiture of that right because of termination of the holder’s services to us or the holder’s failure to achieve certain performance conditions. If an RSU has not been forfeited, then on the date specified in the RSU agreement, we may deliver to the holder of the RSU whole shares of our Class A common stock, which may be subject to additional restrictions, cash or a combination of our Class A common stock and cash. Our compensation and leadership committee may also permit the holders of the RSUs to defer payment to a date or dates after the RSU is earned, provided that the terms of the RSU and any deferral satisfy the requirements of Section 409A of the Code.

Stock appreciation rights.    Stock appreciation rights are granted pursuant to stock appreciation rights agreements adopted by the compensation and leadership committee. Stock appreciation rights provide for a payment, or payments, in cash or shares of our Class A common stock, to the holder based upon the increase in the fair market value of our Class A common stock on the date of exercise from the stated exercise price (subject to any maximum number of shares as may be specified in the applicable award agreement). The payment may occur upon the exercise of a stock appreciation right or deferred with such interest or dividend equivalent, if any, as our compensation and leadership committee determines, provided that the terms of the stock appreciation right and any deferral satisfy the requirements of Section 409A of the Code. The compensation and leadership committee determines the exercise price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our Class A common stock on the date of grant. Stock appreciation rights may vest based on continued service or achievement of performance conditions. Stock appreciation rights expire under the same rules that apply to stock options.

Performance awards.    The 2014 Plan permits the grant of performance stock awards and performance cash awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Code. To assure that the compensation attributable to performance-based awards will so qualify, our compensation and leadership committee can structure such awards so that stock will be issued or paid pursuant to such award only upon the achievement of certain pre-established performance goals during a designated performance period. Performance awards are distinct from the other equity awards (such as options, restricted stock, RSUs and stock appreciation rights) provided under the 2014 Plan. No person will be eligible to receive more than $1,000,000 in performance awards in any calendar year under the 2014 Plan. While other equity-based awards may be structured to vest, in whole or in part, upon the achievement of performance goals, those other awards are not performance awards within the meaning of the 2014 Plan and therefore are only subject to the share limitations discussed above, rather than this $1,000,000 limitation.

Other stock awards.    Our compensation and leadership committee may grant other awards based in whole or in part by reference to our Class A common stock. The compensation and leadership committee sets the number of shares under the award and all other terms and conditions of such awards.

Changes to capital structure.    In the event that there is a specified type of change in our capital structure, such as a stock split, appropriate adjustments will be made to (a) the class and maximum number of shares reserved under the 2014 Plan, (b) the class and maximum number of shares subject to options, stock appreciation rights and performance stock awards that can be granted in a calendar year, (c) the class and maximum number of shares that may be issued upon exercise of incentive stock options, (d) the maximum number of shares that may be awarded to a member of our board of directors, and (e) the number of shares and exercise price, if applicable, of all outstanding stock awards.

Corporate transactions.    The 2014 Plan provides that, in the event of a sale, lease or other disposition of all or substantially all of our assets, or specified types of mergers or consolidations (each, a “corporate transaction”) any of the following may occur: outstanding awards may be continued if we are the successor entity; outstanding awards may be assumed by any surviving or acquiring corporation; the surviving or acquiring corporation may substitute similar awards for those outstanding; awards may be settled for the full value of such outstanding award (whether or not then vested or exercisable) in cash or securities of the successor entity with payment deferred until the date or dates the award would have become exercisable or vested; or the vesting, exercisability and expiration of outstanding awards may be accelerated. Awards held by directors who are not employees of ours or our parent or subsidiary companies will immediately vest as to all or any portion of the shares subject to the stock award and will become exercisable at such times and on such conditions as the compensation and leadership committee determines.

Plan suspension or termination.    Our board of directors has the authority to suspend or terminate the 2014 Plan at any time provided that such action does not impair the existing rights of any participant.

Securities laws and federal income taxes.    The 2014 Plan is designed to comply with various securities and federal tax laws as follows:

•

Securities laws.    The 2014 Plan is intended to conform to all provisions of the Securities Act and the Exchange Act and any and all regulations and rules promulgated by the SEC thereunder, including, without limitation, Rule 16b-3. The 2014 Plan is administered, and options will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

•

Section 409A of the Code.    Certain awards under the 2014 Plan may be considered “nonqualified deferred compensation” for purposes of Section 409A of the Code, which imposes certain additional requirements regarding the payment of deferred compensation. Generally, if at any time during a taxable year a nonqualified deferred compensation plan fails to meet the requirements of Section 409A, or is not operated in accordance with those requirements, all amounts deferred under the 2014 Plan and all other equity incentive plans for the taxable year and all preceding taxable years, by any participant with respect to whom the failure relates, are includible in gross income for the taxable year to the extent not subject to a substantial risk of forfeiture and not previously included in gross income. If a deferred amount is required to be included in income under Section 409A, the amount also is subject to interest and an additional income tax. The interest imposed is equal to the interest at the underpayment rate plus one percentage point, imposed on the underpayments that would have occurred had the compensation been includible in income for the taxable year when first deferred, or if later, when not subject to a substantial risk of forfeiture. The additional federal income tax is equal to 20% of the compensation required to be included in gross income. In addition, certain states, including California, have laws similar to Section 409A, which impose additional state penalty taxes on such compensation.

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Section 162(m) of the Code.    In general, under Section 162(m) of the Code, income tax deductions of publicly held corporations may be limited to the extent total compensation (including, but not limited to, base salary, annual bonus, and income attributable to stock option exercises and other non-qualified benefits) for certain executive officers exceeds $1,000,000 (less the amount of any “excess parachute payments” as defined in Section 280G of the Code) in any taxable year of the corporation. However, under Section 162(m), the deduction limit does not apply to certain “performance-based compensation” established by an independent compensation committee that is adequately disclosed to and approved by stockholders. In particular, stock options and stock appreciation rights will satisfy the “performance-based compensation” exception if the awards are made by a qualifying compensation committee, the 2014 Plan sets the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the stock price after the grant date. Specifically, the option exercise price must be equal to or greater than the fair market value of the stock subject to the award on the grant date.

We have attempted to structure the 2014 Plan in such a manner that the compensation attributable to stock options, stock appreciation rights and other performance-based awards which meet the other requirements of Section 162(m) will not be subject to the $1,000,000 limitation. We have not, however, requested a ruling from the IRS or an opinion of counsel regarding this issue.

2014 employee stock purchase plan

Our board of directors approved, and our stockholders adopted, the ESPP, which became effective on June 25, 2014. The purpose of the ESPP is to assist us in retaining the services of new employees and securing the services of new and existing employees while providing incentives for such individuals to exert maximum efforts toward our success.

Share reserve.    The ESPP reserved 3,367,557 shares of our Class A common stock for issuance pursuant to purchase rights granted to our employees or to employees of our subsidiaries. The number of shares of our Class A common stock reserved for issuance will automatically increase on January 1 of each calendar year, by the lesser of 1% of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year or a number determined by our board of directors. The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code. As of the date hereof, no shares of our Class A common stock have been purchased under the ESPP. No more than 50,000,000 shares of our Class A common stock may be issued under our ESPP, and no other shares may be added to this plan without the approval of our stockholders.

Administration.    Our compensation and leadership committee administers the ESPP. The ESPP is implemented through a series of offerings of purchase rights to eligible employees. Under the ESPP, we may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. The ESPP provides for six month offering periods. After the initial offering period, a six month offering period shall commence on each February 15 and August 15. Each offering will have one or more purchase dates on which not more than 2,500 shares of our Class A common stock will be purchased for employees participating in the offering. An offering may be terminated under certain circumstances.

Payroll deductions.    Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to 15% of their earnings for the purchase of our Class A common stock under the ESPP. Unless otherwise determined by our board of directors, Class A common stock will be purchased for accounts of employees participating in the ESPP at a price per share equal to the lower of (a) 85% of the fair market value of a share of our Class A common stock on the first date of an offering or (b) 85% of the fair market value of a share of our Class A common stock on the date of purchase.

Limitations.    Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our board of directors: (a) customarily employed for more than 20 hours per week, (b) customarily employed for more than five months per calendar year or (c) continuous employment with us or one of our affiliates for a period of time not to exceed two years. No holder will have the right to purchase our shares at a rate which, when aggregated with purchase rights under all our employee stock purchase plans that are also outstanding in the same calendar year(s), have a fair market value of more than $25,000, determined in accordance with Section 423 of the Code, for each calendar year in which that right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value pursuant to Code Section 424(d).

Changes to capital structure.    In the event of a stock split, reverse stock split, recapitalization, stock dividend, combination, reclassification, or other similar change in our capital structure, the board of directors will make appropriate adjustments to (a) the number of shares reserved under the ESPP, (b) the maximum number of shares that may be issued under the ESPP and (c) the number of shares and purchase price of all outstanding purchase rights.

Corporate transactions.    In the event of a change in control transaction, any offering periods that commenced prior to the closing of the proposed change in control transaction will be shortened and terminated on a new purchase date. The new purchase date will occur prior to the closing of the proposed change in control and our ESPP will then terminate on the closing of the proposed change in control.

Plan amendment or termination.    Our board of directors has the authority to amend or terminate the ESPP at any time. If our board of directors determines that the amendment or termination of an offering is in our best interests and the best interests of our stockholders, then our board of directors may terminate any offering on any purchase date, establish a new purchase date with respect to any offering then in progress, terminate any offering and return any money contributed by participants that has not been used to purchase shares back to the participants. We will obtain stockholder approval of any amendment to the ESPP as required by applicable law.

401(k) plan

We maintain a defined contribution employee retirement plan for our U.S. employees. The plan is intended to qualify as a tax-qualified 401(k) plan so that contributions to the 401(k) plan, and income earned on such contributions, are not taxable to participants until withdrawn or distributed from the 401(k) plan. Participants may make pre-tax contributions to the 401(k) plan from their eligible earnings up to the statutorily prescribed annual limit on pre-tax contributions under the Code. The 401(k) plan provides that each participant may contribute up to 100% of eligible compensation on a pre-tax or, in the case of the Roth 401(k), after tax basis into their accounts. Participants who are at least 50 years old may also contribute additional amounts based on the statutory limits for “catch-up” contributions. Under the 401(k) plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the plan’s trustee. Although the 401(k) plan provides for a discretionary employer profit sharing contribution and a discretionary employer matching contribution, we have not made any such contributions on behalf of participating employees to date.

Limitation of liability and indemnification of directors and officers

Our restated certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Our amended and restated bylaws provide that we shall indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding, by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding, by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

We have insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these officers and directors pursuant to our indemnification obligations or otherwise as a matter of law.

We have entered into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us to, among other things, indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

At present, we are not aware of any pending litigation or proceeding for which indemnification is sought involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, and we are not aware of any threatened litigation that may result in claims for indemnification.

The underwriting agreement provides for indemnification by the underwriters of us and our officers, directors and employees for certain liabilities arising under the Securities Act, or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Certain relationships and related person transactions

Other than compensation arrangements, the following is a description of each transaction since January 1, 2011 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeds $120,000; and

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any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals, had or will have a direct or indirect material interest.

Compensation arrangements for our directors and named executive officers are described elsewhere in this prospectus.

Series A preferred stock dividend and financing

In February 2011, we declared a stock dividend pursuant to which each holder of our common stock as of such date received 0.078946 shares of our Series A preferred stock for each share of our common stock then held. In March 2011, we declared a second stock dividend pursuant to which each holder of our common stock as of such date received 0.205689 shares of our Series A preferred stock for each share of our common stock then held. As of the record date of both stock dividends, Nicholas Woodman and Dean Woodman, Nicholas Woodman’s father, were the only holders of our common stock. Nicholas Woodman has served as our CEO and as a director since February 2004 and each of Nicholas Woodman and Dean Woodman beneficially own more than 5% of our capital stock.

In February 2011, we issued and sold to accredited investors an aggregate of 7,894,632 shares of Series A preferred stock, at a purchase price of $2.533367 per share, for aggregate consideration of $20.0 million pursuant to the Series A Preferred Stock Purchase Agreement dated February 19, 2011. In connection with the Series A preferred stock financing, Nicholas Woodman and Dean Woodman sold 24,155,730 and 2,683,977 shares of Series A preferred stock, respectively, which constituted all of the shares of Series A preferred stock they received in connection with the stock dividend described above, at a purchase price of $2.533367 per share, for aggregate consideration of $61.2 million and $6.8 million, respectively. Further, in connection with this Series A preferred stock financing, Nicholas Woodman and Dean Woodman contributed 24,155,730 and 2,683,977 shares of common stock, respectively, to us at no cost and as an inducement to investors to participate in this preferred stock financing.

In connection with the Series A preferred stock financing, (i) RW Camera Holdings LLC, or RW Camera acquired 7,894,632 shares of Series A preferred stock from us for aggregate consideration of $20.0 million and 12,994,494 shares of Series A preferred stock from Nicholas Woodman and Dean Woodman for aggregate consideration of $32.9 million, (ii) Sageview Capital Master, L.P., or Sageview Master, acquired 7,894,635 shares of Series A preferred stock from Nicholas Woodman and Dean Woodman for aggregate consideration of $20.0 million (iii) Steamboat Ventures III, LLC, or Steamboat, acquired 3,947,316 shares of Series A preferred stock from Nicholas Woodman and Dean Woodman for aggregate consideration of $10.0 million and (iv) U.S. Venture Partners X, L.P. and USVP X Affiliates, L.P., or collectively USVP, acquired 1,973,658 shares of Series A preferred stock from Nicholas Woodman and Dean Woodman for aggregate consideration of $5.0 million. RW Camera and Sageview Master each hold more than

5% of our capital stock. Michael Marks, one of our directors, is an affiliate of RW Camera. Edward Gilhuly, one of our directors, is an affiliate of Sageview Master. John Ball, who was one of our directors prior to our IPO, is an affiliate of Steamboat. Irwin Federman, Nicholas Woodman’s stepfather, is an affiliate of USVP.

Investors’ rights agreement

In connection with our Series A preferred stock financing, we entered into an investors’ rights agreement, dated February 25, 2011 and amended on March 10, 2011, with the holders of our redeemable convertible preferred stock, including entities affiliated with certain of our directors. Pursuant to such investors’ rights agreement, the holders of our Class B common stock that was converted from redeemable shares of convertible preferred stock into shares of Class B common stock in connection with the IPO are entitled to rights with respect to the registration of their shares following this offering under the Securities Act. For a more detailed description of these registration rights see the section titled “Description of capital stock—Registration rights.”

Dividend

On December 19, 2012, we declared cash dividends of $117.4 million pursuant to which each holder of our common stock as of December 21, 2012 received $1.050965 for each share then held by such stockholder (on an as-converted to common stock basis). The following directors, executive officers and holders of more than 5% of our capital stock, or their affiliates, received the dividend payments listed below:

Directors, Executive Officers and 5% Stockholders (or Affiliates)	Total Dividend Received

Nicholas Woodman and Jill R. Woodman, as Co-Trustees of the Woodman Family Trust under Trust Agreement dated March 11, 2011(1)	$57,114,689
RW Camera Holdings LLC(2)	19,291,998
Foxteq Holdings Inc.	12,306,093
Sageview Capital Master, L.P.(3)	7,291,032
Dean Woodman(4)	7,625,825
John Ball(5)	3,645,515
Terrapin Trust(6)	2,475,023
U.S. Venture Partners X, L.P.(7)	1,766,253
Andrea Moody	446,204
Pilar Woodman	446,204
Concepcion Federman	315,290
Irwin Federman	315,290
USVP X Affiliates, L.P.(7)	56,504

(1)	Nicholas Woodman is our CEO and Chairman and Ms. Woodman is a former member of our board of directors.

(2)	Mr. Marks, a member of our board of directors, is an affiliate of RW Camera Holdings LLC.

(3)	Mr. Gilhuly, a member of our board of directors, is an affiliate of Sageview Capital Master, L.P.

(4)	Includes dividend payments to Dean Woodman, a holder of 5% or more of our capital stock as his sole and separate property and as certain community property, and the Dean S. Woodman 2010 Irrevocable Trust dated December 3, 2010 of which family members of Mr. Woodman are beneficiaries.

(5)	Steamboat Ventures V, L.P. is an affiliate of Mr. Ball, a former member of our board of directors.

(6)	Nicholas Woodman’s children are the beneficiaries of the Terrapin Trust.

(7)	U.S. Venture Partners X, L.P. and USVP X Affiliates, L.P. are affiliates of Mr. Federman, Nicholas Woodman’s stepfather.

Offer letters and change in control agreements

We have entered into offer letters and change in control severance agreements with our executive officers that, among other things, provide for severance and change in control benefits. See “Executive compensation—Employment, severance and change in control agreements” for information about these agreements.

Share of proceeds from sale of equity securities

During our development stage, Nicholas Woodman, our CEO, entered into a verbal agreement with Neil Dana, an employee since October 2004, pursuant to which Mr. Woodman agreed to share 10% of any proceeds he received from the sale of our equity securities held by Mr. Woodman. Pursuant to Mr. Woodman’s agreement with Mr. Dana, in March 2011, we paid Mr. Dana a cash payment of $6.1 million, and Mr. Woodman reimbursed us in the amount of $6.1 million. We recorded the payment to Mr. Dana as compensation expense. In release of any claim Mr. Dana had to further payments under his agreement with Mr. Woodman, in June 2011 we issued Mr. Dana fully vested options to purchase 6,584,427 shares of Class B common stock under our 2010 Plan at an exercise price of $0.763 per share, and in December 2011 issued to him 270,000 RSUs under our 2010 Plan that will be settled upon a qualified acquisition. We recorded compensation expense of $6.8 million in connection with the issuance of these options. In connection with our equity awards to Mr. Dana, Mr. Woodman entered into a separate agreement with us in December 2011 pursuant to which he agreed to contribute back to us the same number of shares of Class B common stock as are issued pursuant to the exercise of Mr. Dana’s options.

Mr. Dana has been employed by us since October 2004. During 2011, 2012 and 2013, Mr. Dana had total cash compensation, including base salary, bonus and other compensation, of $6.3 million (inclusive of the $6.1 million payment described above), $245,499 and $240,982, respectively.

Employment arrangements with and equity grants to immediate family members of our executive officers and directors

Andrea Moody, the sister of Nicholas Woodman, has been employed by us since March 2009. During 2011, 2012 and 2013, Ms. Moody had total cash compensation, including base salary, bonus and other compensation, of $109,107, $139,062 and $102,638, respectively.

Pilar Woodman, the sister of Nicholas Woodman, has been employed by us since January 2011. During 2011, 2012 and 2013, Ms. Woodman had total cash compensation, including base salary, bonus and other compensation, of $83,961, $89,741 and $86,100, respectively.

In connection with their exercise of stock options and their sale of shares of common stock to our CEO in 2012, each of Ms. Moody and Ms. Woodman had reportable income under the Code of $1,970,844. Associated with this transaction we recorded aggregate compensation expense of $806,400 as the cash proceeds received by Ms. Moody and Ms. Woodman were in excess of the fair value of the shares sold.

In June 2011, we granted to Concepcion Federman and Irwin Federman, the mother and stepfather of Nicholas Woodman, an aggregate of 600,000 shares of common stock at a purchase price of $0.0033 per share for consulting services, all of which are fully vested.

Indemnification of directors

We have entered into indemnification agreements with each of our directors and executive officers. These indemnification agreements and our restated certificate of incorporation and amended and restated bylaws provide for indemnification of each of our directors and executive officers to the fullest extent permitted by Delaware law. For a more detailed description of our indemnification arrangements, see “Management—Limitation of liability and indemnification of directors and officers.”

Other transactions

Beginning in April 2013, we entered into agreements for certain contract manufacturing and engineering services with a company affiliated with Foxteq Holdings Inc., a beneficial owner of more than 5% of our capital stock. As of September 30, 2014, the aggregate amount invoiced to us under these agreements was $15.0 million.

In July 2013, we loaned to Paul Crandell, one of our named executive officers, $150,000, pursuant to a demand payment loan that did not bear interest, which was repaid in March 2014.

In August 2013, we entered into an agreement with Mooresville Motorplex, LLC, a company owned by the son of Michael Marks, one of our directors, to acquire certain naming rights to a sprint kart track. As consideration for these naming rights, we will pay a total of $525,000 in installments beginning in October 2013 over the naming rights period. In addition to cash payment for the naming rights, we are also contractually obligated to provide Mooresville Motorplex with 300 capture devices at no cost over the life of the agreement. Mr. Marks is not affiliated with, and has no financial interest in, Mooresville Motorplex, LLC.

In November 2013, we became a party to a settlement agreement between Nicholas Woodman and Dean Woodman related to an outstanding legal matter. Pursuant to the settlement agreement, we reimbursed Dean Woodman’s legal expenses of $175,000.

In December 2013, we entered into a separation agreement with Kurt Amundson, our former Chief Financial Officer, pursuant to which we paid him cash severance of $290,306.

In fiscal year 2013 and the first three quarters of fiscal year 2014, we incurred and expensed chartered aircraft fees for the use of Nicholas Woodman’s private plane, for which $314,000 was paid during the nine months ended September 30, 2014 and $427,000 was accrued as of September 30, 2014.

In May 2014, we amended the outstanding stock options granted to Mr. Amundson to facilitate net exercise of those options and subsequently repurchased 41,154 shares of common stock from Mr. Amundson’s estate for a total purchase price of $757,234.

In June 2014, we sold seven automobiles owned by us to Nicholas Woodman for a total purchase price of $287,618. The purchase price Mr. Woodman paid for each automobile was based on the deemed fair values attributed to third-party sales of automobiles of similar make, model, age and condition by appraisers, dealers or well-known automotive resources.

Review, approval or ratification of transactions with related parties

Our policy and the charter of the audit committee require that any transaction with a related party that must be reported under applicable rules of the SEC (other than compensation-related matters) and must be reviewed and approved by the audit committee (other than transactions that are subject to review by our board of directors as a whole or any other committee of our board of directors). These committees have adopted policies and procedures for review of, and standards for approval of, such transactions.

Principal and selling stockholders

The following table presents information as to the beneficial ownership of our Class A common stock and Class B common stock as of September 30, 2014, as adjusted to reflect the sale of our Class A common stock in this offering, by:

•	each stockholder known by us to be the beneficial owner of more than 5% of our Class A common stock and Class B common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each selling stockholder.

Beneficial ownership is determined in accordance with the rules of the SEC and thus represents voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of our Class A common stock and Class B common stock subject to options that are currently exercisable or exercisable within 60 days of September 30, 2014 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Percentage ownership of our common stock before this offering is based on 99,756,851 shares of our Class B common stock and 26,292,404 shares of our Class A common stock outstanding on September 30, 2014. Percentage ownership of our Class A and Class B common stock after the offering also assumes (i) the sale of 10,360,500 shares of Class A common stock by us and the selling stockholders in this offering, (ii) the exercise of options to purchase 1,283,671 shares of our Class B common stock by certain selling stockholders and the conversion of such shares into the same number of shares of our Class A common stock for sale in this offering and (iii) the contribution of 576,800 shares of Class B common stock by Mr. Woodman to us in respect of stock options exercised by a certain selling stockholder (assuming no exercise of the underwriters’ option to purchase additional shares). Unless otherwise indicated, the address of each of the individuals and entities named below is c/o GoPro, Inc., 3000 Clearview Way, San Mateo, California 94402.

	Number of shares beneficially owned before this offering				% of Total Voting Power Before Offering(1)	Number of Shares Offered	Number of shares beneficially owned after this offering				% of Total Voting Power After Offering(1)
	Class A		Class B				Class A		Class B
Name of Beneficial Owner	Shares	%	Shares	%			Shares	%	Shares	%

5% stockholders
Nicholas Woodman and Jill R. Woodman, as Co-Trustees of the Woodman Family Trust under Trust Agreement dated March 11, 2011(2)	—	*	45,020,940	45.13	43.97	4,078,800	—	*	40,365,340	44.17	42.46
RW Camera Holdings LLC(3)	—	*	16,704,921	16.75	16.32	1,627,400	—	*	15,077,521	16.50	15.86
Foxteq Holdings Inc.(4)	—	*	10,655,834	10.68	10.41	1,030,000	—	*	9,625,834	10.53	10.13
Dean Woodman(5)	—	*	7,256,022	7.27	7.09	—	—	*	7,256,022	7.94	7.63
Sageview Capital Master, L.P.(6)	—	*	6,313,297	6.33	6.17	618,000	—	*	5,695,297	6.23	5.99
Neil Dana§(7)	—	*	5,918,984	5.60	5.47	576,800	—	*	5,342,184	5.52	5.32
Silicon Valley Community Foundation(8)	5,821,739	22.14	—	*	*	—	5,821,739	15.88	—	*	*

Directors and executive officers:
Nicholas Woodman(9)	—	*	45,020,940	45.13	43.97	4,078,800	—	*	40,365,340	44.17	42.46
Michael Marks(10)	222	*	16,704,921	16.75	16.32	1,627,400	222	*	15,077,521	16.50	15.86
Edward Gilhuly(11)	197	*	6,313,297	6.33	6.17	618,000	197	*	5,695,297	6.23	5.99
Kenneth Goldman	246	*	—	*	*	—	246	*	—	*	*
Peter Gotcher(12)	—	*	54,755	*	*	—	—	*	54,755	*	*
Anthony Bates§(13)	—	*	524,484	*	*	—	—	*	524,484	*	*
Paul Crandell§(14)	—	*	246,562	*	*	23,874	—	*	222,688	*	*
Nina Richardson§†	—	*	196,875	*	*	18,750	—	*	178,125	*	*
Sharon Zezima§†	—	*	25,000	*	*	2,344	—	*	22,656	*	*
Jack Lazar§†	—	*	180,000	*	*	18,000	—	*	162,000	*	*
All executive officers and directors as a group (10 persons)(15)	665	*	69,266,834	68.88	67.12	6,387,168	665	*	62,302,866	67.62	65.04

Other selling stockholders:
The Terrapin Trust(16)	—	*	2,355,000	2.36	2.30	226,600	—	*	2,128,400	2.33	2.24
Stephen Baumer§(17)	—	*	1,458,000	1.44	1.41	145,800	—	*	1,312,200	1.42	1.37
Pilar Woodman§(18)	—	*	966,998	*	*	90,000	—	*	876,998	*	*
David Newman§(19)	—	*	591,785	*	*	55,146	—	*	536,639	*	*
Jonathan Harris§†	—	*	542,500	*	*	54,250	—	*	488,250	*	*
Fabrice Barbier§(20)	—	*	406,875	*	*	39,750	—	*	367,125	*	*
Virginia Crowe§(21)	—	*	315,750	*	*	30,825	—	*	284,925	*	*
The Beverly Overton Revocable Trust(22)	—	*	300,000	*	*	30,000	—	*	270,000	*	*
William Scully(23)	—	*	300,000	*	*	30,000	—	*	270,000	*	*
Concepcion Federman(24)	—	*	285,000	*	*	25,000	—	*	260,000	*	*
Irwin Federman(25)	—	*	285,000	*	*	25,000	—	*	260,000	*	*
Brian Schunck§(26)	—	*	231,875	*	*	20,000	—	*	211,875	*	*
Nicholas Hodulik§(27)	—	*	219,766	*	*	11,190	—	*	208,576	*	*
Jonathan Taylor§(28)	—	*	218,547	*	*	10,750	—	*	207,797	*	*
Ronald LaValley§†	—	*	201,248	*	*	19,436	—	*	181,812	*	*
Craig Davidson§(29)	—	*	123,138	*	*	10,020	—	*	113,118	*	*
Abraham Kislevitz§(30)	—	*	105,880	*	*	10,495	—	*	95,385	*	*
Timothy Bucklin§†	—	*	103,695	*	*	10,370	—	*	93,325	*	*
Avraham Kopelman§†	—	*	94,062	*	*	9,188	—	*	84,874	*	*
Christina Anderson§(31)	—	*	92,187	*	*	9,219	—	*	82,968	*	*
Beverly Ambrose§(32)	—	*	83,000	*	*	3,000	—	*	80,000	*	*
Scott Campbell§†	—	*	79,687	*	*	7,969	—	*	71,718	*	*
Carolyn Federman	—	*	75,000	*	*	7,500	—	*	67,500	*	*
Eric Federman	—	*	75,000	*	*	7,500	—	*	67,500	*	*
Hagkull Living Trust dated August 4, 2008	—	*	75,000	*	*	5,000	—	*	70,000	*	*
Jeremiah Scully	—	*	75,000	*	*	4,400	—	*	70,600	*	*
Jake Segraves§(33)	—	*	61,067	*	*	6,107	—	*	54,960	*	*
Richard Loughery§†	—	*	60,750	*	*	6,075	—	*	54,675	*	*
Vincent Geluso§(34)	—	*	60,000	*	*	6,000	—	*	54,000	*	*
Roger Lau§	—	*	60,000	*	*	6,000	—	*	54,000	*	*
Wendy Misner§†	—	*	56,000	*	*	4,000	—	*	52,000	*	*

	Number of shares beneficially owned before this offering				% of Total Voting Power Before Offering(1)	Number of Shares Offered	Number of shares beneficially owned after this offering				% of Total Voting Power After Offering(1)
	Class A		Class B				Class A		Class B
Name of Beneficial Owner	Shares	%	Shares	%			Shares	%	Shares	%

Jenille Johnson§†	—	*	55,000	*	*	4,500	—	*	50,500	*	*
Alexander Eng§(35)	—	*	54,000	*	*	5,400	—	*	48,600	*	*
Denise Mitchell§†	—	*	54,000	*	*	5,400	—	*	48,600	*	*
Ray Faga§†	—	*	49,250	*	*	4,800	—	*	44,450	*	*
Todd Ballard§†	—	*	48,125	*	*	4,813	—	*	43,312	*	*
Arturo Salazar§†	—	*	47,250	*	*	4,725	—	*	42,525	*	*
Cody Dolan§(36)	—	*	42,000	*	*	2,000	—	*	40,000	*	*
Rod Rojas§†	—	*	36,093	*	*	3,610	—	*	32,483	*	*
Paul Osborne§(37)	—	*	35,500	*	*	2,000	—	*	33,500	*	*
Ka Man Chau§(38)	—	*	34,375	*	*	2,500	—	*	31,875	*	*
Tracy Lertpaisan§†	—	*	32,890	*	*	3,211	—	*	29,679	*	*
Nicholas Lubsen§(39)	—	*	32,775	*	*	3,278	—	*	29,497	*	*
Jennifer Ubamos§†	—	*	32,109	*	*	3,211	—	*	28,898	*	*
Ernest Evans§(40)	—	*	31,874	*	*	3,094	—	*	28,780	*	*
Benjamin Froke§†	—	*	30,000	*	*	2,900	—	*	27,100	*	*
John Wyatt§†	—	*	25,625	*	*	2,500	—	*	23,125	*	*
Richard Tidman§†	—	*	25,243	*	*	2,400	—	*	22,843	*	*
Susan Baum§(41)	—	*	25,000	*	*	2,438	—	*	22,562	*	*
All Other Selling Stockholders (42)	—	*	989,746	*	*	89,629	—	*	900,117	*	*

*	Represents beneficial ownership of less than 1% of our outstanding shares of common stock.

†	All shares beneficially owned by this individual represent shares subject to options that are exercisable within 60 days of September 30, 2014.

§	Identifies a person who is one of our current employees or was an employee of ours within the past three years.

(1)	Percentage of total voting power represents voting power with respect to all shares of our Class A and Class B common stock, as a single class. The holders of our Class B common stock are entitled to ten votes per share, and holders of our Class A common stock are entitled to one vote per share. See “Description of capital stock—Common stock” for more information about the voting rights of our Class A and Class B common stock.

(2)	Consists of 45,020,940 shares of Class B common stock held by the Woodman Family Trust under Trust Agreement dated March 11, 2011 of which Nicholas Woodman and Jill Woodman are co-trustees. As a co-trustee, Mr. Woodman may be deemed to have shared voting and investment power over the shares owned by the Woodman Family Trust. The address for the Woodman Family Trust is 3000 Clearview Way, San Mateo, CA 94402. If the option to purchase additional shares is exercised by the underwriters in full, an additional 837,647 shares of Class B common stock will be sold by the Woodman Family Trust, after which the Woodman Family Trust will beneficially own 39,527,693 shares of Class B common stock, which represents 42.20% of the total voting power after this offering.

(3)	Consists of 16,704,921 shares of Class B common stock held by RW Camera Holdings LLC. Riverwood Capital L.P. is the manager of RW Camera Holdings LLC and Riverwood Capital GP Ltd. is the general partner of Riverwood Capital L.P. Mr. Marks, a member of our board of directors, is Chief Executive Officer and Director of Riverwood Capital GP Ltd., and may be deemed to have shared voting and investment power over these shares. If the option to purchase additional shares is exercised by the underwriters in full, an additional 332,572 shares of Class B common stock will be sold by RW Camera Holdings LLC, after which RW Camera Holdings LLC will beneficially own 14,744,949 shares of Class B common stock, which represents 15.74% of the total voting power after this offering. The address for RW Camera Holdings is 70 Willow Road, Suite 100, Menlo Park, CA 94025.

(4)	Consists of 10,655,834 shares of Class B common stock held by Foxteq Holdings Inc. Foxconn (Far East) Ltd. (Cayman), an exempt company, is the manager of Foxteq Holdings Inc. Hon Hai Precision Industry Co., Ltd., a company limited by shares, is the manager of Foxconn (Far East) Ltd. (Cayman). If the option to purchase additional shares is exercised by the underwriters in full, an additional 211,354 shares of Class B common stock will be sold by Foxteq Holdings Inc., after which Foxteq Holdings Inc. will beneficially own 9,414,480 shares of Class B common stock, which represents 10.05% of the total voting power after this offering. The address for Foxteq Holdings Inc. is No 2 Ziyou Street, Tucheng District New Taipei City 236 Taiwan, Republic of China.

(5)

Consists of (i) 120,000 shares of Class B common stock held by Dean Woodman as his sole and separate property, (ii) 3,336,022 shares of Class B common stock held by Dean Woodman as community property, (iii) 2,000,000 shares of Class B common stock held by Mockingbird Trail LLLP, of which The Dean S. Woodman 2014 Irrevocable Family Trust with Jane B. Woodman and Theodore H. Swindells as Trustees owns a 99% limited partnership interest and (iv) 1,800,000 shares of Class B common stock held by Theodore H. Swindells, Trustee of the Dean S. Woodman 2010 Irrevocable Trust dated December 3, 2010. The address for Dean Woodman is c/o Morgan Stanley Private Wealth Management, 555 California Street, 35th Floor, San Francisco, CA 94104, Attn: Michael Baumer.

(6)	Consists of 6,313,297 shares of Class B common stock held by Sageview Capital Master, L.P. (“Sageview Master”). Sageview Capital Partners (A), L.P. (“Sageview A”), Sageview Capital Partners (B), L.P. (“Sageview B”) and Sageview Partners (C) (Master), L.P. (“Sageview C”) are the sole shareholders of Sageview Master. Sageview Capital GenPar, Ltd. (“Sageview Ltd”) is the sole general partner of each of Sageview Master. Sageview A, Sageview B and Sageview C. Sageview Capital GenPar, L.P. (“Sageview GenPar”) is the sole shareholder of Sageview Ltd. Sageview Capital MGP, LLC is the sole general partner of Sageview GenPar. Scott Stuart and Edward Gilhuly, one of our directors, are managing members and controlling persons of Sageview Capital MGP, LLC. As managing members of Sageview Capital MGP, LLC, each of Messrs. Stuart and Gilhuly may be deemed to have shared voting and investment power over these shares. If the option to purchase additional shares is exercised by the underwriters in full, an additional 125,880 shares of Class B common stock will be sold by Sageview Capital Master, L.P., after which Sageview Capital Master, L.P. will beneficially own 5,569,417 shares of Class B common stock, which represents 5.95% of the total voting power after this offering. The address for Mr. Gilhuly is c/o Sageview Capital LP, 245 Lytton Avenue, Suite 250, Palo Alto, CA 94301. The address for Mr. Stuart is c/o Sageview Capital LP, 55 Railroad Avenue, Greenwich, CT 06830.

(7)	Consists of 5,918,984 shares subject to options held by Mr. Dana that are exercisable within 60 days of September 30, 2014. The address for Mr. Dana is 3000 Clearview Way, San Mateo, CA 94402.

(8)	Consists of 5,821,739 shares of Class A common stock held by the Silicon Valley Community Foundation. Thomas J. Friel, Mari Ellen Loijens, Emmett D. Carson, C.S. Park, Vera Bennett and Nancy H. Handel are officers of the Silicon Valley Community Foundation and may be deemed to have shared voting and investment power over these shares. The address for the Silicon Valley Community Foundation is 2440 West El Camino Real, Suite 300, Mountain View, CA 94040.

(9)	Consists of 45,020,940 shares of Class B common stock held by the Woodman Family Trust under Trust Agreement dated March 11, 2011 of which Nicholas Woodman and Jill Woodman are co-trustees. As a co-trustee, Mr. Woodman may be deemed to have shared voting and investment power over the shares owned by the Woodman Family Trust. If the option to purchase additional shares is exercised by the underwriters in full, an additional 837,647 shares of Class B common stock will be sold by the Woodman Family Trust, after which the Woodman Family Trust will beneficially own 39,527,693 shares of Class B common stock, which represents 42.20% of the total voting power after this offering. The address for the Woodman Family Trust is 3000 Clearview Way, San Mateo, CA 94402.

(10)	Consists of 222 shares of Class A Common stock held by Mr. Marks and the shares of Class B common stock referred to in footnote (3) above. If the option to purchase additional shares is exercised by the underwriters in full, an additional 332,572 shares of Class B common stock will be sold by RW Camera Holdings LLC, after which RW Camera Holdings LLC will beneficially own 14,744,949 shares of Class B common stock, which represents 15.74% of the total voting power after this offering. The address for Mr. Marks is c/o Riverwood Capital, 70 Willow Road, Suite 100, Menlo Park, CA 94025.

(11)	Consists of 197 shares of Class A common stock held by Mr. Gilhuly and the shares of Class B common stock referred to in footnote (6) above. If the option to purchase additional shares is exercised by the underwriters in full, an additional 125,880 shares of Class B common stock will be sold by Sageview Capital Master, L.P., after which Sageview Capital Master, L.P. will beneficially own 5,569,417 shares of Class B common stock, which represents 5.95% of the total voting power after this offering. The address for Mr. Gilhuly is c/o Sageview Capital LP, 245 Lytton Avenue, Suite 250, Palo Alto, CA 94301.

(12)	Consists of 54,348 shares of Class B common stock held by the Peter and Marie-Helene Gotcher Family Trust and 407 shares of Class B common stock held by Mr. Gotcher. Mr. Gotcher is the President of the Peter and Marie-Helene Gotcher Family Trust.

(13)	Represents 287,286 shares of Class B common stock held by Mr. Bates and 237,198 shares of Class B common stock subject to options held by Mr. Bates that are exercisable within 60 days of September 30, 2014.

(14)	Represents 80,300 shares of Class B common stock held by Mr. Crandell and 166,262 shares of Class B common stock subject to options held by Mr. Crandell that are exercisable within 60 days of September 30, 2014.

(15)	Consists of (i) 665 shares of Class A Common Stock, (ii) 68,461,499 shares of Class B common stock and (iii) 805,335 shares of Class B common subject to options that are exercisable within 60 days of September 30, 2014.

(16)	If the option to purchase additional shares is exercised by the underwriters in full, an additional 46,622 shares of Class B common stock will be sold by the Terrapin Trust, after which the Terrapin Trust will beneficially own 2,081,778 shares of Class B common stock, which represents 2.22% of the total voting power after this offering. Nicholas Woodman’s children are the beneficiaries of the Terrapin Trust.

(17)	Represents 304,566 shares of Class B common stock held by Mr. Baumer and 1,153,434 shares of Class B common stock subject to options held by Mr. Baumer that are exercisable within 60 days of September 30, 2014.

(18)	Represents 304,566 shares of Class B common stock held by Ms. Woodman and 662,432 shares of Class B common stock subject to options held by Ms. Woodman that are exercisable within 60 days of September 30, 2014. Ms. Woodman is Nicholas Woodman’s sister and has been employed by us since March 2009.

(19)	Represents 20,000 shares of Class B common stock held by Mr. Newman and 571,785 shares of Class B common stock subject to options held by Mr. Newman that are exercisable within 60 days of September 30, 2014.

(20)	Represents 2,000 shares of Class B common stock held by Mr. Barbier and 404,875 shares of Class B common stock subject to options held by Mr. Barbier that are exercisable within 60 days of September 30, 2014.

(21)	Represents 15,750 shares of Class B common stock held by Ms. Crowe and 300,000 shares of Class B common stock subject to options held by Ms. Crowe that are exercisable within 60 days of September 30, 2014.

(22)	Beverly Overton, the trustee of the Beverly Overton Revocable Trust, is Nicholas Woodman’s mother-in-law.

(23)	Mr. Scully is Nicholas Woodman’s father-in-law.

(24)	Ms. Federman is Nicholas Woodman’s mother.

(25)	Mr. Federman is Nicholas Woodman’s stepfather.

(26)	Represents 20,000 shares of Class B common stock held by Mr. Schunck and 211,875 shares of Class B common stock subject to options held by Mr. Schunck that are exercisable within 60 days of September 30, 2014.

(27)	Represents 215,000 shares of Class B common stock held by Mr. Hodulik and 4,766 shares of Class B common stock subject to options held by Mr. Hodulik that are exercisable within 60 days of September 30, 2014.

(28)	Represents 215,000 shares of Class B common stock held by Mr. Taylor and 3,547 shares of Class B common stock subject to options held by Mr. Taylor that are exercisable within 60 days of September 30, 2014.

(29)	Represents 46,300 shares of Class B common stock held by Mr. Davidson and 76,838 shares of Class B common stock subject to options held by Mr. Davidson that are exercisable within 60 days of September 30, 2014.

(30)	Represents 93,692 shares of Class B common stock held by Mr. Kislevitz and 12,188 shares of Class B common stock subject to options held by Mr. Kislevitz that are exercisable within 60 days of September 30, 2014.

(31)	Represents 28,500 shares of Class B common stock held by Ms. Anderson and 63,687 shares of Class B common stock subject to options held by Ms. Anderson that are exercisable within 60 days of September 30, 2014.

(32)	Represents 49,000 shares of Class B common stock held by Ms. Ambrose and 34,000 shares of Class B common stock subject to options held by Ms. Ambrose that are exercisable within 60 days of September 30, 2014.

(33)	Represents 52,436 shares of Class B common stock held by Mr. Segraves and 8,631 shares of Class B common stock subject to options held by Mr. Segraves that are exercisable within 60 days of September 30, 2014.

(34)	Represents 15,000 shares of Class B common stock held by Mr. Geluso and 45,000 shares of Class B common stock subject to options held by Mr. Geluso that are exercisable within 60 days of September 30, 2014.

(35)	Represents 15,000 shares of Class B common stock held by Mr. Eng and 39,000 shares of Class B common stock subject to options held by Mr. Eng that are exercisable within 60 days of September 30, 2014.

(36)	Represents 6,000 shares of Class B common stock held by Mr. Dolan and 36,000 shares of Class B common stock subject to options held by Mr. Dolan that are exercisable within 60 days of September 30, 2014.

(37)	Represents 5,031 shares of Class B common stock held by Mr. Osborne and 30,469 shares of Class B common stock subject to options held by Mr. Osborne that are exercisable within 60 days of September 30, 2014.

(38)	Represents 30,468 shares of Class B common stock held by Ms. Chau and 3,907 shares of Class B common stock subject to options held by Ms. Chau that are exercisable within 60 days of September 30, 2014.

(39)	Represents 14,775 shares of Class B common stock held by Mr. Lubsen and 18,000 shares of Class B common stock subject to options held by Mr. Lubsen that are exercisable within 60 days of September 30, 2014.

(40)	Represents 2,187 shares of Class B common stock held by Mr. Evans and 29,687 shares of Class B common stock subject to options held by Mr. Evans that are exercisable within 60 days of September 30, 2014.

(41)	Represents 10,625 shares of Class B common stock held by Ms. Baum and 14,375 shares of Class B common stock subject to options held by Ms. Baum that are exercisable within 60 days of September 30, 2014.

(42)	Represents 989,746 shares of Class B common stock held by 203 selling stockholders not listed above who, as group, owned less than 1% of the outstanding common stock prior to this offering. Of the 989,746 shares, 833,190 are subject to options held by the selling stockholders that are exercisable within 60 days of September 30, 2014. 201 of these selling stockholders are current or former (within the past three years) employees.

Description of capital stock

Our authorized capital stock consists of 500,000,000 shares of Class A common stock, $0.0001 par value per share, 150,000,000 shares of Class B common stock, $0.0001 par value per share and 5,000,000 shares of undesignated preferred stock, $0.0001 par value per share. The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our restated certificate of incorporation and amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the provisions of applicable Delaware law.

Common stock

As of September 30, 2014, there were 99,484,734 shares of our Class B common stock outstanding, held by 255 stockholders of record and 26,292,404 shares of our Class A common stock outstanding, held by 16 stockholders of record. After the completion of this offering and after giving effect to the issuance of 1,283,671 shares of Class B common stock upon the exercise of options by certain selling stockholders, the conversion of such shares into Class A common stock for sale in this offering and the contribution back to us by Mr. Woodman of 576,800 shares of Class B common stock in respect of options exercised by a certain selling stockholder, there will be 36,652,904 shares of our Class A common stock outstanding and 91,118,638 shares of our Class B common stock outstanding, or 38,206,979 shares of Class A common stock outstanding and 89,564,563 shares of Class B common stock outstanding if the underwriters exercise in full their option to purchase additional shares of Class A common stock in this offering.

Dividend rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our Class A and Class B common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our board of directors may determine.

Voting rights

Holders of our Class A and Class B common stock have identical rights, except that holders of our Class A common stock are entitled to one vote for each share of Class A common stock held on all matters submitted to a vote of stockholders and holders of our Class B common stock are entitled to 10 votes for each share of Class B common stock held on all matters submitted to a vote of stockholders. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law. Our restated certificate of incorporation does not provide for cumulative voting for the election of directors. As a result, the holders of a majority of our voting shares can elect all of the directors then standing for election.

No preemptive or similar rights

Neither our Class A nor our Class B common stock is entitled to preemptive or redemption rights.

Conversion

Our Class A common stock is not convertible into any other shares of our capital stock. Each share of our Class B common stock is convertible at any time at the option of the holder into one share of our Class A common stock. In addition, each share of our Class B common stock will convert automatically into one share of our Class A common stock upon any transfer, whether or not for value, except for estate planning, intercompany and other similar transfers. Each share of our Class B common stock will convert automatically into one share of Class A common stock on the date that the total number of shares of Class B common stock outstanding represents less than 10% of the total number of shares of Class A and Class B common stock outstanding. Each share of our Class B common stock will also convert into one share of Class A common stock if such conversion is approved by the holders of a majority of the then-outstanding shares of Class B common stock. Once converted into Class A common stock, the Class B common stock may not be reissued. No class of our common stock may be subdivided or combined unless the other class of our common stock concurrently is subdivided or combined in the same proportion and in the same manner.

Right to receive liquidation distributions

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Class A and Class B common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding shares of preferred stock and payment of other claims of creditors.

Fully paid and nonassessable

All outstanding shares of our Class A common stock and Class B common stock are, and the shares of our Class A common stock to be issued pursuant to this offering will be, fully paid and non-assessable.

Preferred stock

Our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, unless approved by the affirmative vote of the holders of a majority of our capital stock entitled to vote, or such other vote as may be required by the certificate of designation establishing the series. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the Class A or Class B common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and might adversely affect the market price of our Class A common stock and the voting and other rights of the holders of our Class A and Class B common stock. We have no current plan to issue any shares of our preferred stock.

Options and RSUs

As of September 30, 2014, we had outstanding options to purchase 27,095,134 shares of our Class B common stock and 3,804,426 RSUs under our 2010 Plan, outstanding options to purchase 422,828 shares of our Class A common stock and 95,877 RSUs under our 2014 Plan and 13,921,880 shares of our Class A common stock remained available for future awards.

Registration rights

Pursuant to the terms of our investors’ rights agreement, immediately following the completion of this offering, the holders of approximately 25,533,803 shares of our Class B common stock (or 25,075,351 shares if the underwriters exercise the option to purchase additional shares in full) will be entitled to rights with respect to the registration of such shares under the Securities Act, as described below.

Demand registration rights.    At any time following December 23, 2014, the holders of a majority of the then-outstanding shares having registration rights can request that we file a registration statement covering registrable securities with an anticipated aggregate offering price of at least $50.0 million, provided that we are not required to file more than one such registration statement. In addition, at such time as we are eligible to register securities on a Registration Statement on Form S-3, the holders of a majority of the then-outstanding shares having registration rights can request that we file a registration statement covering registrable securities with an anticipated aggregate offering price of at least $7.0 million, provided that we are not required to file more than two such registrations in a 12-month period. We have certain rights to postpone or delay such requests for the filing of a registration statement.

Piggyback registration rights.    If we register any of our securities for public sale, holders of shares having registration rights will have the right to include their shares in the registration statement. However, this right does not apply to a registration relating to any of our employee benefit plans or a registration relating to a corporate reorganization. If the managing underwriter of any underwritten offering determines that it is necessary to limit the number of shares included in the offering by these holders, the number of shares to be registered will be apportioned pro rata among these holders. However, except in limited circumstances, the number of shares to be registered by these holders cannot be reduced below 25% of the total shares covered by the registration statement.

Expenses of registration rights.    We will pay all expenses incurred in connection with the registrations described above.

Expiration of registration rights.    The registration rights described above will expire, with respect to any particular holder of these rights, on the earlier of June 25, 2019 or when such holder can sell all of its registrable securities in any three-month period without registration under Rule 144 of the Securities Act.

Anti-takeover provisions

The provisions of Delaware law, our restated certificate of incorporation and our amended and restated bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

Delaware law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any “business combination” with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock.

Restated certificate of incorporation and amended and restated bylaw provisions

Our restated certificate of incorporation and our amended and restated bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management team, including the following:

•

Dual class common stock.    As described above in “—Common stock—Voting rights,” our restated certificate of incorporation provides for a dual class common stock structure pursuant to which holders of our Class B common stock have the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A and Class B common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets, and current investors, executives and employees with the ability to exercise significant influence over those matters.

•

Board of directors vacancies.    Our restated certificate of incorporation and amended and restated bylaws authorize only our board of directors to fill vacant directorships. In addition, the number of directors constituting our board of directors may be set only by resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

•

Classified board.    Our board of directors is not classified. However, our restated certificate of incorporation and amended and restated bylaws provide that our board of directors will be classified into three classes of directors at such time as all shares of our Class B common stock have been converted into shares of our Class A common stock. Directors may be removed from office with or without cause so long as our board of directors is not classified, and thereafter directors may be removed from office only for cause. The existence of a classified board could delay a successful tender offeror from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential offeror.

•

Supermajority requirements for bylaws and certificate of incorporation amendments.    Our restated certificate of incorporation further provides that the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of voting stock is required to amend certain provisions of our restated certificate of incorporation, including provisions relating to the classified board, the size of the board of directors, removal of directors, special meetings, actions by written consent and designation of our preferred stock. In addition, the affirmative vote of holders of 75% of the voting power of each of our Class A common stock and Class B common stock, voting separately by class, is required to amend the provisions of our restated certificate of incorporation relating to the terms of our Class B common stock. The affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of voting stock is required to amend or repeal our amended and restated bylaws, although our amended and restated bylaws may be amended by a simple majority vote of our board of directors.

•

Stockholder action; special meeting of stockholders.    Our restated certificate of incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. Stockholders are not permitted to cumulate their votes for the election of directors. Our restated certificate of incorporation and our amended and restated bylaws further provide that so long as any shares of our Class B common stock are outstanding, special meetings of our stockholders may be called by the holders of 10% of the outstanding voting power of all then-outstanding shares of stock, a majority of our board of directors, the chairman of our board of directors, our chief executive officer or our president, and thereafter special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our chief executive officer or our president.

•

Advance notice requirements for stockholder proposals and director nominations.    Our amended and restated bylaws provides advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

•

Issuance of undesignated preferred stock.    Our board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Choice of forum

Our restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty owed by any of our directors, officers or other employees; any action asserting a claim against us arising pursuant to the Delaware General Corporation

Law, our restated certificate of incorporation or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. There are several pending lawsuits challenging the validity of choice of forum provisions in other companies’ organizational documents. It is possible that a court could rule that such a provision is inapplicable or unenforceable.

Limitations of liability and indemnification

See “Executive compensation—Limited liability and indemnification of directors and officers.”

NASDAQ listing

Our Class A common stock is listed on the NASDAQ Global Select Market under the symbol “GPRO.”

Transfer agent and registrar

The transfer agent and registrar for our Class A common stock is American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is (800) 937-5449.

Shares eligible for future sale

We cannot predict the effect, if any, that market sales of shares of our Class A common stock or the availability of shares of our Class A common stock for sale will have on the prevailing market price of our Class A common stock from time to time. Nevertheless, sales of substantial amounts of our Class A common stock, including shares of Class A common stock issued upon conversion of Class B common stock issued upon exercise of outstanding options or settlement of outstanding RSUs, or the perception that these sales could occur in the public market after this offering could adversely affect prevailing market prices and could impair our ability to raise capital through the sale of our equity securities.

Upon the closing of this offering, based on the number of shares outstanding as of September 30, 2014, we will have 127,771,542 shares of Class A and Class B common stock outstanding, assuming no exercise of outstanding stock options after September 30, 2014 (other than stock options exercised by selling stockholders in connection with this offering). Of these shares, all 10,360,500 shares of Class A common stock sold in this offering, 5,821,739 shares of our Class A common stock held by the Silicon Valley Community Foundation and the 20,470,000 shares of Class A common stock sold in the IPO, will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.

The remaining 91,119,303 outstanding shares of our Class A and Class B common stock will be deemed “restricted securities” as defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

In addition, all of our stockholders have entered into market standoff agreements with us or lock-up agreements with the underwriters. Subject to the provisions of Rule 144 or Rule 701, shares subject to market standoff agreements or lock-up agreements will be available for sale in the public market as follows:

•

Beginning on the date of this prospectus, 10,360,500 shares sold in this offering, 5,821,739 shares of our Class A common stock held by the Silicon Valley Community Foundation and 20,470,000 shares sold in our IPO will be immediately available for sale in the public market without restriction.

•

Beginning December 23, 2014 (the date on which the lock-up agreements related to our IPO will expire), 15,285,889 shares will become eligible for sale in the public market, of which 4,873,220 shares will be freely tradable under Rule 144 and Rule 701 and 10,412,669 shares will be held by affiliates and subject to the volume and other restrictions of Rule 144 and Rule 701, as described below.

•

Beginning February 17, 2015 (the date on which the lock-up agreements related to this offering expire), subject to extension as described in “Underwriting,” 76,105,531 shares will become eligible for sale in the public market, of which 4,998,833 shares will be freely tradable under Rule 144 and Rule 701 and 71,106,698 shares will be held by affiliates and subject to the volume and other restrictions of Rule 144 and Rule 701, as described below.

In addition, of the 27,095,134 shares of our Class B common stock and 422,828 shares of our Class A common stock that were subject to stock options outstanding as of September 30, 2014, after the completion of this offering, 18,264,422 shares of Class B common stock and no shares of Class A common stock underlying stock options will be vested and eligible for sale at various times beginning on December 23, 2014, subject to, in the case of affiliates, the volume and other restrictions of Rule 144, as described below.

Lock-up agreements

All of our directors and officers and the holders of substantially all our equity securities are subject to lock-up agreements entered into in connection with the IPO and as described in “Underwriting.”

In addition, in connection with this offering, our directors, executive officers and each of the selling stockholders, other than employee selling stockholders who own fewer than 25,000 shares of common stock or vested options to purchase common stock in the aggregate, have agreed or will agree to extend the restricted period for their shares of common stock for an additional period ending on February 17, 2015, subject to extension as described in “Underwriting.”

Rule 144

In general, under Rule 144 as currently in effect, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of Class A and Class B common stock then outstanding, which will equal approximately 1,277,715 shares immediately after this offering, or

•	the average weekly trading volume of the Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, Rule 701 as currently in effect allows a stockholder who purchased shares of our Class B common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701. Moreover, substantially all Rule 701 shares are subject to lock-up agreements as described above and under “Underwriting” and will not become eligible for sale until the expiration of those agreements.

Registration statements

We have filed a registration statement on Form S-8 under the Securities Act covering all of the shares of our Class B common stock subject to options and RSUs outstanding and shares of our Class A common stock subject to options and RSUs outstanding and reserved for issuance under our equity incentive plans. However, the shares registered on Form S-8 will not be eligible for resale until expiration of the applicable lock-up agreements to which they are subject.

Registration rights

We have granted demand registration rights, rights to participate in offerings that we initiate and Form S-3 registration rights to certain of our stockholders to sell our common stock. For a further description of these rights, see “Description of capital stock—Registration rights.”

Certain material U.S. federal income tax considerations for non-U.S. holders of Class A common stock

This section summarizes certain material U.S. federal income tax considerations relating to the ownership and disposition of our Class A common stock by a “non-U.S. holder” (as defined below) pursuant to this offering. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based upon provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions currently in effect. These authorities may change at any time, possibly on a retroactive basis, or the IRS might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of our Class A common stock could differ from those described below. As a result, we cannot assure you that the tax consequences described in this discussion will not be challenged by the IRS or will be sustained by a court if challenged by the IRS.

This summary does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, or under U.S. federal gift and estate tax laws, except to the limited extent provided below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	partnerships or entities or arrangements treated as partnerships or other pass-through entities for U.S. federal tax purposes (or investors in such entities);

•	corporations that accumulates earnings to avoid U.S. federal income tax;

•	persons subject to the alternative minimum tax or the net investment income tax;

•	tax-exempt organizations or tax-qualified retirement plans;

•	real estate investment trusts or regulated investment companies;

•	controlled foreign corporations or passive foreign investment companies;

•	persons who acquired our common stock as compensation for services;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes is a beneficial owner of our Class A common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. Accordingly, this summary does not address tax considerations applicable to partnerships that hold our Class A common stock, and partners in such partnerships should consult their tax advisors.

INVESTORS CONSIDERING THE PURCHASE OF OUR CLASS A COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE OR LOCAL LAWS, AND TAX TREATIES.

Non-U.S. holder defined

For purposes of this summary, a “non-U.S. holder” is any holder of our Class A common stock, other than an entity taxable as a partnership for U.S. federal income tax purposes or:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized under the laws of the United States, any state therein or the District of Columbia, or otherwise treated as such for U.S. federal income tax purposes;

•

a trust that (1) is subject to the primary supervision of a U.S. court and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate whose income is subject to U.S. income tax regardless of source.

If you are a non-U.S. citizen that is an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the ownership, sale, exchange or other disposition of our Class A common stock.

Distributions

We do not expect to declare or make any distributions on our Class A common stock in the foreseeable future. If we do make any distributions on shares of our Class A common stock, however, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a non-U.S. holder’s adjusted tax basis in shares of our Class A common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of our Class A common stock. See “—Sale of Class A common stock.”

Any distribution made to a non-U.S. holder on our Class A common stock that is not effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States will generally be subject to U.S. withholding tax at a 30% rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. You should consult your tax advisors regarding your entitlement to benefits under a relevant income tax treaty. Generally, in order for us or our paying agent to withhold tax at a lower treaty rate, a non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder generally can meet this certification requirement by providing a Form W-8BEN (or any successor form) or appropriate substitute form to us or our paying agent. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit from the IRS of any excess amounts withheld by filing an appropriate claim for a refund with the IRS in a timely manner.

Distributions received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder, or, if an income tax treaty between the United States and the non-U.S. holder’s country of residence applies, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States, are not subject to such withholding tax. To obtain this exemption, a non-U.S. holder must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected distributions, although not subject to withholding tax, are generally taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition to the graduated tax described above, distributions received by corporate non-U.S. holders that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

Sale of Class A common stock

Subject to the discussion below regarding the Foreign Account Tax Compliance Act, or FATCA, non-U.S. holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange or other disposition of Class A common stock unless:

•

the gain (1) is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business and (2) if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence applies, is attributable to a permanent establishment (or, in the case of an individual, a fixed base) maintained by the non-U.S. holder in the United States (in which case the special rules described below apply);

•

the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition of our Class A common stock, and certain other requirements are met (in which case the gain would be subject to a flat 30% tax, or such reduced rate as may be specified by an applicable income tax treaty, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States); or

•	the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA, treat the gain as effectively connected with a U.S. trade or business.

The FIRPTA rules may apply to a sale, exchange or other disposition of our Class A common stock if we are, or were within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period, a “U.S. real property holding corporation, or USRPHC. In general, we would be a USRPHC if interests in U.S. real estate comprised at least half of the value of our business assets. We do not believe that we are a USRPHC and we do not anticipate becoming one in the future. Even if we become a USRPHC, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests subject to the FIRPTA rules only if a non-U.S. holder actually owns or constructively holds more than 5% of our outstanding common stock.

If any gain from the sale, exchange or other disposition of Class A common stock, (1) is effectively connected with a U.S. trade or business conducted by a non-U.S. holder and (2) if an income tax treaty between the United States and the non-U.S. holder’s country of residence applies, is attributable to a permanent establishment (or, in the case of an individual, a fixed base) maintained by such non-U.S. holder in the United States, then the gain generally will be subject to U.S. federal income tax at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. If the non-U.S. holder is a corporation, under certain circumstances, that portion of its earnings and profits that is effectively connected with its U.S. trade or business, subject to certain adjustments, generally would be subject to a “branch profits tax.” The branch profits tax rate is 30%, although an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence might provide for a lower rate.

U.S. federal estate tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent, unless an applicable tax treaty between the United States and the decedent’s country of residence provides otherwise.

Backup withholding and information reporting

The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, failing to report interest or dividends on his U.S. tax returns, or failing to otherwise establish an exemption to these rules. The backup withholding tax rate is currently 28%. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign, provided that they establish such exemption.

Payments to non-U.S. holders of dividends on common stock generally will not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of common stock will not be subject to information reporting or backup withholding, in each case so long as the non-U.S. holder certifies its nonresident status (and we or our paying agent do not have actual knowledge or reason to know the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied) or otherwise establishes an exemption. The certification procedures to claim treaty benefits described under “Distributions” above will generally satisfy the certification requirements necessary to avoid the backup withholding tax. We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to these dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder of common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder and may entitle the holder to a refund from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign account tax compliance act

FATCA will impose a U.S. federal withholding tax of 30% on certain types of U.S. source “withholdable payments” (including dividends and the gross proceeds from the sale or other disposition of U.S. stock) to foreign financial institutions and other non-U.S. entities that fail to comply with certain certification and information reporting requirements regarding U.S. account holders or owners of such institution or entity. The obligation to withhold under FATCA (i) currently applies to, among other items, dividends on our Class A common stock that are paid after June 30, 2014 and (ii) is currently expected to apply to, among other items, gross proceeds from the disposition of our Class A common stock paid after December 31, 2016. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their own tax advisors regarding the possible implications of this legislation on their investment in our Class A common stock.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR CLASS A COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

Underwriting

We and the selling stockholders are offering the shares of Class A common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Barclays Capital Inc, Morgan Stanley & Co. LLC and Citigroup Global Markets Inc. are acting as joint book-running managers of the offering and J.P. Morgan Securities LLC is acting as the representative of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have severally agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of Class A common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities LLC
Barclays Capital Inc.
Morgan Stanley & Co. LLC
Citigroup Global Markets Inc.
Allen & Company LLC
Stifel, Nicolaus & Company, Incorporated
Robert W. Baird & Co. Incorporated
JMP Securities LLC
Piper Jaffray & Co.
Raymond James & Associates, Inc.

Total	10,360,500

The underwriters are committed to purchase all the shares of Class A common stock offered by us and the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of Class A common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $     per share. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to 1,554,075 additional shares of Class A common stock from certain of the selling stockholders to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of Class A common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting discounts and commissions are equal to the public offering price per share of Class A common stock less the amount paid by the underwriters to us and the selling stockholders

per share of Class A common stock. The underwriting discounts and commissions are $         per share. The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Paid by us		Paid by selling stockholders		Total
	Without over- allotment exercise	With over- allotment exercise	Without over- allotment exercise	With over- allotment exercise	Without over- allotment exercise	With over- allotment exercise

Per Share	$	$	$	$	$	$

Total	$	$	$	$	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $1.2 million. We have agreed to reimburse the underwriters for certain expenses, including up to an aggregate of $25,000 in connection with the clearance of this offering with the Financial Industry Regulatory Authority, or FINRA, as set forth in the underwriting agreement.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

In connection with the IPO, we, the selling stockholders, all of our directors and executive officers and holders of substantially all of our common stock and securities exercisable for or convertible into our common stock outstanding immediately prior to the IPO agreed not to (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers and security holders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of our common stock or any such other securities (whether any such transactions described in clause (1) or (2) above is to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise) or (3) in the case of our directors, executive officers and holders of our common stock and securities exercisable for or convertible into our common stock outstanding immediately prior to the IPO, make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock, in each case without the prior written consent of J.P. Morgan Securities LLC until December 23, 2014. For the purposes of this offering, J.P. Morgan Securities LLC intends to release the restrictions under lock-up agreements entered into in connection with the IPO applicable to us and the selling stockholders to the extent necessary to permit the sale of shares offered in this offering. In connection with this offering, we, our directors, executive officers and each of the selling stockholders, other than employee selling stockholders who own fewer than 25,000 shares of common stock or vested options to purchase common stock in the aggregate, have agreed or will agree to substantially similar lock-up arrangements with the underwriters which will expire on February 17, 2015, subject to extension as described below.

The restricted period related to this offering described in the preceding paragraph will be extended if:

•	during the last 17 days of the restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the restricted period;

in which case the restrictions being imposed in connection with this offering and described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In our case, such restrictions shall not apply to:

•	the shares of our Class A common stock to be sold in this offering;

•

any shares of our common stock issued upon the exercise of options, the settlement of RSUs, or the conversion of a security outstanding on the date of the underwriting agreement and described in this prospectus;

•

the grant of options or the issuance of shares of common stock by us to our employees, officers, directors, advisors or consultants pursuant to employee benefit plans in effect on the date of the underwriting agreement and as described in this prospectus; or

•	the filing by us of a registration statement with the SEC on Form S-8 in respect of any shares issued under or the grant of any award pursuant to an employee benefit plan described herein.

In the case of our directors, executive officers and holders of our common stock, and subject to certain conditions, such restrictions shall not apply to:

•	the sale of shares of our Class A common stock to the underwriters;

•

sales of shares of our Class A common stock or other securities acquired in open market transactions after the completion of this offering, provided, that no filing under Section 16 of the Exchange Act or other public announcement is required or voluntarily made in connection with subsequent sales of the acquired securities;

•

transfers of shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock (1) to the spouse, domestic partner, parent, child or grandchild of the director, executive officer or security holder, or to a trust for the benefit of such spouse, domestic partner, parent, child or grandchild, (2) by bona fide gift, will or intestacy, (3) that occurs by operation of law, (4) if the director, executive officer or security holder is a corporation, partnership or other business entity (a) to another corporation, partnership or other business entity that controls, is controlled by or is under common control with it or (b) as part of a disposition, transfer or distribution without consideration by such security holder to its equity holders, or (5) if the security holder is a trust, to a trustee or beneficiary of the trust, provided that, in each case, the transferee agrees to be bound by the terms of the lock-up agreement and no filing under Section 16 of the Exchange Act reporting a reduction in beneficial ownership or other public announcement is required or voluntarily made;

•

transfers of shares of our common stock or any security convertible into common stock to us upon the exercise of options to purchase our securities or settlement of RSUs, in each case on a “cashless” or “net exercise” basis or to cover tax withholding obligations of the director, executive officer or security holder in connection with such exercise of options to purchase our securities or settlement of RSUs;

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of our common stock; provided that such plan does not provide for the transfer of common stock during the lock-up period and no public announcement or filing under the Exchange Act is required or made voluntarily by the director, executive officer, security holder or us; or

•

transfers of shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of our common stock involving a change in control of our company.

We and the selling stockholders have agreed to indemnify the underwriters and their controlling persons, against certain liabilities, including liabilities under the Securities Act.

Our Class A common stock is listed on the NASDAQ Global Select Market under the symbol “GPRO.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of Class A common stock in the open market for the purpose of preventing or retarding a decline in the market price of the Class A common stock while this offering is in progress. These stabilizing transactions may include making short sales of the Class A common stock, which involves the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in this offering, and purchasing shares of Class A common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Class A common stock, including the imposition of penalty bids. This means that if the representative of the underwriters purchases Class A common stock in the open market in stabilizing transactions or to cover short sales, the representative can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the Class A common stock or preventing or retarding a decline in the market price of the Class A common stock, and, as a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ Global Select Market, in the over-the-counter market or otherwise.

Relationships with underwriters

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. Specifically, an affiliate of J.P. Morgan Securities LLC served as a lender and an affiliate of J.P. Morgan Securities LLC served as administrative agent under our credit facility which we repaid in full following our IPO. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans.

Selling restrictions outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The shares of Class A common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, referred to as the Order, or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order, all such persons together being referred to as relevant persons. The shares of Class A common stock are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each referred to as a Relevant Member State, from and including the date, or Relevant Implementation Date, on which the European Union Prospectus Directive, or EU Prospectus Directive, was implemented in that Relevant Member State, an offer of shares of common stock described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive), as permitted under the EU Prospectus Directive, subject to obtaining the prior consent of J.P. Morgan Securities LLC for any such offer; or

•

in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to prospective investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to prospective investors in Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to prospective investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to prospective investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Legal matters

Fenwick & West LLP, Mountain View, California will pass upon the validity of the issuance of the shares of Class A common stock offered by this prospectus. Fenwick & West LLP beneficially owns 26,015 shares of Class B common stock, representing approximately 0.02% of our outstanding shares of common stock as of September 30, 2014. Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, will act as counsel to the underwriters.

Experts

The consolidated financial statements of GoPro, Inc. as of December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Where you can find additional information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the Class A common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits and the consolidated financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be reviewed for the complete contents of these contracts and documents. A copy of the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement, may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC upon the payment of fees prescribed by it. You may call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference facilities. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with it.

We are subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, are required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above.

GoPro, Inc.

Report of independent registered public accounting firm

To the Board of Directors and Stockholders of GoPro, Inc.:

In our opinion, the accompanying Consolidated Balance Sheets and the related Consolidated Statements of Operations, Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit) and Statement of Cash Flows present fairly, in all material respects, the financial position of GoPro, Inc. and its subsidiaries at December 31, 2013 and December 31, 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

San Jose, California

March 14, 2014

GoPro, Inc.

Consolidated balance sheets

	December 31,		September 30, 2014
(in thousands, except share and per share amounts)	2012	2013

			(unaudited)

Assets
Current assets:
Cash and cash equivalents	$36,485	$101,410	$237,749
Accounts receivable, net of allowance for doubtful accounts of $262, $520 and $700 at December 31, 2012, 2013 and September 30, 2014 (unaudited), respectively	80,197	122,669	94,563
Inventories, net	60,412	111,994	117,014
Prepaid expenses and other current assets	21,724	21,967	49,057

Total current assets	198,818	358,040	498,383
Property and equipment, net	22,440	32,111	40,339
Intangible assets and goodwill	8,449	17,365	16,529
Other long-term assets	16,958	32,155	33,807

Total assets	$246,665	$439,671	$589,058

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$53,746	$126,423	$112,270
Accrued liabilities	48,714	86,391	99,928
Deferred revenue	7,380	7,781	7,996
Income taxes payable	3,578	19,702	4,795
Notes payable and current portion of long-term debt	15,782	60,297	—

Total current liabilities	129,200	300,594	224,989
Long-term debt, less current portion	113,613	53,315	—
Other long-term liabilities	6,455	13,930	13,408

Total liabilities	249,268	367,839	238,397

Commitments, contingencies and guarantees (Note 12)
Redeemable convertible preferred stock—$0.0001 par value; 36,000,000 shares authorized as of December 31, 2012 and 2013, no shares authorized as of September 30, 2014 (unaudited): 30,523,036 shares issued and outstanding as of December 31, 2012 and 2013, respectively; no shares issued or outstanding as of September 30, 2014 (unaudited); liquidation preference of $77,326 as of December 31, 2012 and 2013, respectively	77,138	77,198	—
Stockholders’ equity (deficit)
Preferred stock—$0.0001 par value; No shares authorized as of December 31, 2012 and 2013, 5,000,000 shares authorized as of September 30, 2014 (unaudited), no shares issued and outstanding as of September 30, 2014 (unaudited)	—	—	—
Common stock—$0.0001 par value; 150,000,000 shares authorized:
80,714,412, 81,420,040 and no shares issued and outstanding as of December 31, 2012, 2013 and September 30, 2014 (unaudited), respectively	8	8	—
Class A common stock, $0.0001 par value, no shares authorized as of December 31, 2012 and 2013, 500,000,000 shares authorized as of September 30, 2014 (unaudited), 26,292,404 shares issued and outstanding as of September 30, 2014 (unaudited)	—	—	3
Class B common stock, $0.0001 par value, no shares authorized as of December 31, 2012 and 2013, 150,000,000 shares authorized as of September 30, 2014 (unaudited), 99,484,734 shares issued and outstanding as of September 30, 2014 (unaudited)	—	—	10
Additional paid-in capital	471	14,510	364,704
Accumulated deficit	(80,220)	(19,884)	(14,056)

Total stockholders’ equity (deficit)	(79,741)	(5,366)	350,661

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$246,665	$439,671	$589,058

The accompanying notes are an integral part of these consolidated financial statements.

GoPro, Inc.

Consolidated statements of operations

	Year ended December 31,			Nine months ended September 30,
(in thousands, except per share amounts)	2011	2012	2013	2013	2014

				(unaudited)
Revenue	$234,238	$526,016	$985,737	$624,285	$760,292
Cost of revenue	111,683	298,530	623,953	414,005	436,870

Gross profit	122,555	227,486	361,784	210,280	323,422

Operating expenses:
Research and development	8,644	36,115	73,737	48,286	105,778
Sales and marketing	64,375	116,855	157,771	112,151	133,151
General and administrative	10,757	20,899	31,573	21,715	71,146

Total operating expenses	83,776	173,869	263,081	182,152	310,075

Operating income	38,779	53,617	98,703	28,128	13,347
Other income (expense), net	12	(407)	(7,374)	(5,150)	(4,945)

Income before income taxes	38,791	53,210	91,329	22,978	8,402
Income tax expense	14,179	20,948	30,751	6,129	2,574

Net income	$24,612	$32,262	$60,578	$16,849	$5,828

Less: common stock distributed earnings	(5,071)	(84,828)	—	—	—
Less: preferred stock distributed earnings, including accumulated accretion	(5,815)	(26,927)	—	—	—
Less: unvested early exercised options and restricted stock distributed earnings	—	(454)	—	—	—
Less: undistributed earnings allocable to: holders of preferred stock and unvested early exercised options and restricted stock	—	—	(16,727)	(4,653)	(1,022)

Undistributed net income (loss) attributable to common stockholders—basic	$13,726	$(79,947)	$43,851	$12,196	$4,806
Add: adjustments to net income for dilutive securities allocable to: holders of preferred stock and unvested early exercised options and restricted stock	—	—	2,309	638	10

Undistributed net income (loss) attributable to common stockholders—diluted	$13,726	$(79,947)	$46,160	$12,834	$4,816

Distributed earnings to common stockholders	$5,071	$84,828	—	—	—

Weighted-average shares used to compute net income per share attributable to common stockholders:
Basic	73,481	74,226	81,018	80,914	96,905

Diluted	78,551	74,226	98,941	98,671	115,578

Net income per share attributable to common stockholders:
Basic	$0.26	$0.07	$0.54	$0.15	$0.05

Diluted	$0.24	$0.07	$0.47	$0.13	$0.04

The accompanying notes are an integral part of these consolidated financial statements.

GoPro, Inc.

Consolidated statements of redeemable convertible preferred stock and stockholders’ equity (deficit)

	Redeemable convertible preferred stock		Common stock		Additional paid-in capital	Retained earnings (accumulated deficit)	Total stockholders’ equity (deficit)
(in thousands)	Shares	Amount	Shares	Amount

Balances at December 31, 2010	—	$—	73,160	$263	$674	$11,465	$12,402
Reclassification of retained earnings due to termination of S corporation election	—	—	—	—	9,108	(9,108)	—
Issuance of preferred stock, net of issuance costs	7,894	19,663	—	—	—	—	—
Preferred stock dividend to common stockholders	26,840	67,995	—	—	(10,030)	(57,965)	(67,995)
Preferred stock dividend accretion	—	3,432	—	—	(3,432)	—	(3,432)
Accretion of preferred stock issuance costs	—	56	—	—	(56)	—	(56)
Exercise of stock options	—	—	646	11	—	—	11
Stock-based compensation expense	—	—	—	—	8,975	—	8,975
Stock options assumed in acquisition	—	—	—	—	339	—	339
Stockholder contribution	—	—	—	—	6,120	—	6,120
Cash distribution to stockholders	—	—	—	—	(5,071)	—	(5,071)
Reincorporation in Delaware and change in par value	—	—	—	(267)	267	—	—
Net income	—	—	—	—	—	24,612	24,612

Balances at December 31, 2011	34,734	91,146	73,806	7	6,894	(30,996)	(24,095)
Preferred stock dividend accretion	—	4,207	—	—	(4,207)	—	(4,207)
Accretion of preferred stock issuance costs	—	67	—	—	(67)	—	(67)
Exercise of stock options	—	—	2,565	—	1,906	—	1,906
Vesting of shares related to early exercise of common stock options	—	—	132	—	201	—	201
Excess tax benefit from stock-based compensation	—	—	—	—	4,182	—	4,182
Stock-based compensation expense	—	—	—	—	9,156	—	9,156
Conversion of preferred stock to common stock	(4,211)	(11,569)	4,211	1	11,568	—	11,569
Cash distribution to stockholders	—	(6,713)	—	—	(29,162)	(81,486)	(110,648)
Net income	—	—	—	—	—	32,262	32,262

Balances at December 31, 2012	30,523	77,138	80,714	8	471	(80,220)	(79,741)
Accretion of preferred stock issuance costs	—	60	—	—	(60)	—	(60)
Exercise of stock options	—	—	346	—	769	—	769
Vesting of shares related to restricted stock and early exercise of common stock options	—	—	267	—	379	—	379
Stock-based compensation expense	—	—	—	—	10,887	—	10,887
Retirement of common stock			(15)	—	—	(242)	(242)
Issuance of common stock for acquisition	—	—	108	—	1,741	—	1,741
Excess tax benefit from stock-based compensation	—	—	—	—	323	—	323
Net income	—	—	—	—	—	60,578	60,578

Balances at December 31, 2013	30,523	77,198	81,420	8	14,510	(19,884)	(5,366)
Accretion of preferred stock issuance costs (unaudited)	—	34	—	—	(34)	—	(34)
Issuance of common stock upon initial public offering, net of offering costs (unaudited)			8,900	1	194,616	—	194,617
Conversion of preferred stock to common stock upon initial public offering (unaudited)	(30,523)	(77,232)	30,523	3	77,229	—	77,232
Exercise of stock options (unaudited)	—	—	3,931	—	3,620	—	3,620
Vesting of shares related to restricted stock and early exercise of common stock options (unaudited)	—	—	151	—	205	—	205
Contribution of shares by executive (unaudited)	—	—	(665)	—	—	—	—
Retirement of common stock (unaudited)	—	—	(64)	—	(1,176)	—	(1,176)
Stock-based compensation expense (unaudited)	—	—	1,581	1	52,142	—	52,143
Excess tax benefit from stock-based compensation (unaudited)	—	—	—	—	23,592	—	23,592
Net income (unaudited)	—	—	—	—	—	5,828	5,828

Balances at September 30, 2014 (unaudited)	—	$—	125,777	$13	$364,704	$(14,056)	$350,661

The accompanying notes are an integral part of these consolidated financial statements.

GoPro, Inc.

Consolidated statements of cash flows

	Years ended December 31,			Nine months ended September 30,
(in thousands)	2011	2012	2013	2013	2014

				(unaudited)
Operating activities:
Net income	$24,612	$32,262	$60,578	$16,849	$5,828

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	1,517	3,975	12,034	8,508	12,769
Deferred taxes	(6,831)	(2,121)	(8,129)	(1,074)	(3,808)
Excess tax benefit from stock-based compensation	—	(4,182)	(323)	(901)	(23,592)
Stock-based compensation	8,975	9,156	10,887	7,347	52,143
Provision for doubtful accounts	42	736	664	411	411
Provision for inventory obsolescence	760	1,955	4,081	4,002	2,849
Net loss on disposals of fixed assets and other	127	57	1,224	994	1,608
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(19,565)	(53,508)	(43,117)	23,462	27,695
Inventories	(12,737)	(43,718)	(55,664)	(47,714)	(7,869)
Prepaid expenses and other assets	(8,381)	(8,510)	(15,355)	(15,085)	(25,842)
Accounts payable and accrued liabilities	24,916	67,802	135,197	25,194	11,325
Deferred revenue	1,794	4,462	400	(1,846)	215

Net cash provided by operating activities	15,229	8,366	102,477	20,147	53,732

Investing activities:
Purchases of investments
Purchase of property and equipment	(1,954)	(17,795)	(18,325)	(14,578)	(22,854)
Proceeds from sale of property and equipment	—	—	—	—	288
Net cash used in acquisitions	(7,955)	—	(2,912)	—	(3,200)

Net cash used in investing activities	(9,909)	(17,795)	(21,237)	(14,578)	(25,766)

Financing activities:
Net proceeds from initial public offering	—	—	—	—	200,784
Proceeds from issuance of common stock	11	2,762	527	200	3,364
Proceeds from issuance of debt and revolving credit facility	—	139,389	30,000	20,000	—
Proceeds from issuance of Series A preferred stock, net of issuance costs	19,663	—	—	—	—
Excess tax benefit from stock-based compensation	—	4,182	323	901	23,592
Payment of debt issuance costs and deferred public offering costs	—	(1,776)	(1,165)	(1,026)	(4,447)
Repayment of debt	(380)	(10,380)	(46,000)	(14,500)	(114,000)
Purchase of shares and net exercise of stock options	—	—	—	—	(920)
Cash distribution to stockholders	(5,071)	(117,361)	—	—	—
Stockholder contribution	6,120	—	—	—	—

Net cash provided by (used for) financing activities	20,343	16,816	(16,315)	5,575	108,373

Net increase in cash and cash equivalents	25,663	7,387	64,925	11,144	136,339
Cash and cash equivalents:
Beginning of year	3,435	29,098	36,485	36,485	101,410

End of period	$29,098	$36,485	$101,410	$47,629	$237,749

Supplementary cash flow disclosure:
Cash paid for
Interest	$31	$284	$4,904	$3,508	$1,853
Income taxes	10,280	31,317	2,831	2,831	18,139
Non-cash investing and financing activities:
Accretion of preferred stock dividends	3,432	4,207	—	—	—
Conversion of preferred stock to common stock	—	11,569	—	—	77,232
Purchases of property and equipment included in accounts payable and accrued expenses	785	4,621	2,937	2,260	1,983
Vesting of shares related to restricted stock and early exercise of common stock options	—	201	379	283	205
Preferred stock dividend to common stockholders	67,995	—	—	—	—
Notes payable and stock options assumed in acquisition of CineForm	1,099	—	—	—	—
Retirement of common stock	—	—	242	241	—
Reclass of deferred offering costs to additional paid-in capital	—	—	—	—	6,166
Deferred offering costs not yet paid	—	—	490	—	814

The accompanying notes are an integral part of these consolidated financial statements.

GoPro, Inc.

Notes to consolidated financial statements

1. Business overview

GoPro, Inc. (GoPro or the Company) was incorporated as Woodman Labs, Inc. in California on February 14, 2004 as an S Corporation. The Company produces mountable and wearable cameras and accessories, which the Company refers to as capture devices. The Company’s products are sold globally through retailers, wholesale distributors and on the Company’s website. In 2012, the Company established wholly-owned subsidiaries in Hong Kong, Germany and the Cayman Islands. The Company’s corporate headquarters are located in San Mateo, California with additional operational support offices in Hong Kong and Shenzhen, China.

On February 18, 2011, the Company issued 26,839,707 shares of Series A redeemable convertible (Series A) preferred stock to all of its then existing common stockholders in exchange for the same amount of common shares and the common shares exchanged were subsequently cancelled. The preferred stock issuance was accounted for as a stock dividend. The cancellation of the common shares was accounted for as a reverse stock split; accordingly, all share and per share amounts for all periods presented in these consolidated financial statements and related notes, have been adjusted to reflect the reverse stock split. On February 24, 2011, the Company amended and restated its Articles of Incorporation to increase the authorized number of shares of common stock on a post-split basis from 120.0 million to 150.0 million and approved an additional 36.0 million shares of Series A preferred stock, both with no par value. As a result of this amendment and restatement of the Company’s Articles of Incorporation, the Company changed from an S corporation to a C corporation. On October 27, 2011, the Company re-incorporated in the state of Delaware and changed its no par value common and preferred stock to $0.0001 par value. In July 2012, the Company’s board of directors (Board) approved a 3-for-1 split of the preferred stock and common stock. All share and per share amounts for all periods presented in these consolidated financial statements have been adjusted to reflect the stock split (including the February 2011 transaction described above).

Initial public offering (unaudited)

The Company completed its initial public offering (IPO) of its Class A common stock on July 1, 2014 in accordance with the Securities Act of 1933, as amended. The Company sold 8,900,000 shares and certain of its stockholders sold 11,570,000 shares, including 2,670,000 shares for the underwriters’ option to purchase additional shares. The shares were sold at an initial public offering price of $24.00 per share for net proceeds of $200.8 million to the Company, after deducting underwriting discounts and commissions of $12.8 million. Offering costs incurred by the Company were approximately $6.2 million.

2. Basis of presentation

The Company’s fiscal year ends on December 31, and its fiscal quarters end on March 31, June 30 and September 30.

Changes in classification

The Company has reclassified certain amounts from its previously issued consolidated financial statements. The Company has revised its presentation of certain operating expenses for 2011 and

GoPro, Inc.

Notes to consolidated financial statements

2012 and has now included $2.1 million and $3.2 million, respectively, in sales and marketing expenses that was previously classified in general and administrative expenses. In addition, the Company has revised its disclosure of advertising costs for 2011 and 2012 to include costs of sponsorships of $2.6 million and $8.2 million, respectively.

Principles of consolidation

These consolidated financial statements include all the accounts of the Company and its wholly-owned subsidiaries. Unless otherwise specified, references to the Company are references to the Company and its consolidated subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the amounts reported and disclosed in the Company’s consolidated financial statements and accompanying notes. The Company regularly evaluates estimates and assumptions related to its allowance for doubtful accounts, stock-based compensation, inventory valuation, warranty liabilities, sales returns, web-based sale deliveries at period-end, implied post contract support and marketing allowances, the valuation and useful life evaluation of acquired intangibles, the valuation of deferred income tax assets and uncertain tax positions. The Company bases its estimates and assumptions on historical experience and on various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from management’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Unaudited interim consolidated financial statements

The accompanying interim consolidated balance sheet as of September 30, 2014, the interim consolidated statements of operations and cash flows for the nine months ended September 30, 2014 and 2013 and the interim consolidated statement of redeemable convertible preferred stock and stockholders’ equity (deficit) for the nine months ended September 30, 2014 are unaudited. The unaudited interim consolidated financial statements have been prepared on a basis consistent with the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly the Company’s financial position as of September 30, 2014 and its results of operations and cash flows for the nine months ended September 30, 2014 and 2013. The financial data and the other financial information disclosed in the notes to these consolidated financial statements related to the nine-month periods are also unaudited. The results of operations for the nine months ended September 30, 2014 are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2014, or for any other future year or interim period.

GoPro, Inc.

Notes to consolidated financial statements

Comprehensive income

For all periods presented, comprehensive income equaled net income. Therefore, the Consolidated Statements of Comprehensive Income have been omitted from the consolidated financial statements.

3. Summary of significant accounting policies

Cash equivalents (unaudited)

Cash equivalents consist of short-term, highly liquid financial instruments with immaterial interest rate risk that are readily convertible to cash and have maturities of three months or less from the date of purchase. As of September 30, 2014, cash equivalents consisted of money market funds and are stated at cost, which approximates fair value.

Accounts receivable and allowance for doubtful accounts

Accounts receivables are stated at invoice value less estimated allowances for returns and doubtful accounts. The Company continually monitors customer payments and maintains a reserve for estimated losses resulting from its customers’ inability to make required payments. The Company considers factors such as historical experience, credit quality, age of the accounts receivable balances, geographic related risks and economic conditions that may affect a customer’s ability to pay. In cases where there are circumstances that may impair a specific customer’s ability to meet its financial obligations, a specific allowance is recorded against amounts due, and thereby reduces the net recognized receivable to the amount reasonably believed to be collectible. For all periods presented, the activity in the allowance for doubtful accounts was not material.

Inventories

Inventories consist of finished goods and component parts, which are purchased from contract manufacturers. Inventories are stated at the lower of average cost or market on a first-in, first-out basis. The Company’s assessment of market value requires the use of estimates regarding the net realizable value of its inventory balances, including an assessment of excess or obsolete inventories. The Company determines excess and obsolete inventories based on an estimate of the future demand for its products within a specified time horizon, generally 12 months. The estimates used for future demand are also used for near-term capacity planning and inventory purchases and are consistent with revenue forecast assumptions. If the Company’s demand forecast is greater than actual demand, the Company may be required to record an excess inventory charge, which would decrease gross profit. Any write-downs taken establish a new cost basis for the underlying inventory. For all periods presented, inventories were predominantly comprised of finished goods.

Point of purchase (POP) displays

The Company sponsors a program to provide retailers with POP displays in order to facilitate the marketing of the Company’s products within retail stores. The POP displays contain a video display that broadcast video images taken by GoPro cameras with product placement available

GoPro, Inc.

Notes to consolidated financial statements

on the POP display for cameras and accessories. The Company generally provides these POP displays to customers free of charge. The costs of the POP displays, less any fees charged to customers, are capitalized as a long-term asset on the accompanying Consolidated Balance Sheets, and the net cost is recognized over the expected period of the benefit provided by these assets, which is generally 24 months. POP display amortization included in sales and marketing expense were $3.6 million, $8.6 million, $13.5 million, $8.9 million and $13.2 million for 2011, 2012, 2013 and the nine months ended September 30, 2013 (unaudited) and September 30, 2014 (unaudited), respectively.

Property and equipment, net

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful life of the assets, ranging from one to seven years. Leasehold improvements are stated at cost and amortized over the shorter of the lease term or the expected useful life of the improvements. Property and equipment pending installation, configuration or qualification are classified as construction in progress.

Fair value measurements

The Company does not have any financial instruments, such as investments in debt or equity securities or derivative instruments that are required to be measured at fair value on a recurring basis. The carrying amounts of the Company’s accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their short maturities. Based on borrowing rates currently available to the Company for its credit facility with similar terms and remaining maturities, and considering the Company’s credit risk, the carrying value of the credit facility approximates fair value and was determined to be a Level 2 measurement.

Fair value measurements (unaudited)

The Company categorizes the fair value of its financial assets according to the hierarchy established by the FASB, which prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are:

Level 1	Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to directly access.

Level 2	Valuations based on quoted prices for similar assets or liabilities; valuations for interest-bearing securities based on non-daily quoted prices in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3	Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. In circumstances in which a quoted price in an active market for the identical liability is not available, the Company is required to use the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities,

GoPro, Inc.

Notes to consolidated financial statements

or quoted prices for similar liabilities when traded as assets. If these quoted prices are not available, the Company is required to use another valuation technique, such as an income approach or a market approach.

The carrying amounts of the Company’s accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their short maturities. As of September 30, 2014, the Company’s financial assets included only money market funds, which are classified within Level 1 of the hierarchy.

Leases

The Company leases its facilities under cancelable and non-cancelable operating leases. For leases that contain rent escalation or rent concession provisions, the Company records the total rent expense on a straight-line basis over the term of the lease. The Company records the difference between the rent paid and the straight-line rent as a deferred rent liability on the accompanying Consolidated Balance Sheets. Leasehold improvements are included in property and equipment, net.

Goodwill, acquired intangible assets and other long-lived assets

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in a business combination. Goodwill is not amortized but the Company performs an annual qualitative assessment of its goodwill during the fourth quarter of each calendar year to determine if any events or circumstances exist, such as an adverse change in business climate or a decline in the overall industry demand, that would indicate that it would more likely than not reduce the fair value of a reporting unit below its carrying amount, including goodwill. If events or circumstances do not indicate that the fair value of a reporting unit is below its carrying amount, then goodwill is not considered to be impaired and no further testing is required. If further testing is required, the Company performs a two-step process. The first step involves comparing the fair value of the Company’s reporting unit to its carrying value, including goodwill. If the carrying value of the reporting unit exceeds its fair value, the second step of the test is performed by comparing the carrying value of the goodwill in the reporting unit to its implied fair value. An impairment charge is recognized for the excess of the carrying value of goodwill over its implied fair value. For the purpose of impairment testing, the Company has determined that it has one reporting unit. There has been no impairment of goodwill for any periods presented.

The Company’s long-lived assets consist of property and equipment and acquired intangible assets. Acquired intangible assets with definite lives are amortized on a straight-line basis over the remaining estimated economic life of the underlying products and technologies. The Company reviews its definite-lived long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. Recoverability of an asset group is measured by comparing its carrying amount to the expected future undiscounted cash flows that the asset group is expected to generate. If it is determined that an asset group is not recoverable, an impairment loss is recorded in the amount by which the carrying amount of the asset group exceeds its fair value. There has been no impairment of long-lived assets for any periods presented.

GoPro, Inc.

Notes to consolidated financial statements

Warranty

The Company generally provides 12-month warranty coverage on all of its products except in the European Union where the Company provides a two-year warranty. The Company’s warranty provides for repair or replacement of the associated products during the warranty period. The Company establishes a liability for estimated product warranty costs at the time product revenue is recognized. The warranty obligation is affected by product failure rates and the related use of materials, labor costs and freight incurred in correcting any product failure. Should actual product failure rates, use of materials, or other costs differ from the Company’s estimates, additional warranty liabilities could be required, which would reduce its gross profit.

Revenue recognition

Revenue is comprised of product revenue, net of returns and sales incentives.

Revenue is derived from the sale of capture devices, as well as the related implied post contract support (PCS). The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectability is reasonably assured. Evidence of an arrangement consists of an order from its distributors, resellers or online customers. The Company considers delivery to have occurred once title and risk of loss has been transferred. Customer deposits are included in accrued liabilities on the accompanying Consolidated Balance Sheets and are recognized as revenue when all the criteria for recognition of revenue are met.

The Company’s standard terms and conditions of sale do not allow for product returns and it generally does not allow product returns other than under warranty. However, the Company grants limited rights to return product for certain large retailers and distributors. Estimates of expected future product returns are recognized at the time of sale based on analyses of historical return trends by customer class. Upon recognition, the Company reduces revenue and cost of sales for the estimated return. Return trends are influenced by product life cycle status, new product introductions, market acceptance of products, sales levels, product sell-through, the type of customer, seasonality, product quality issues, operational policies and procedures, and other factors. Return rates can fluctuate over time, but are sufficiently predictable to allow the Company to estimate expected future product returns.

For customers who purchase products directly from the Company’s website, transfer of risk of loss is determined to be upon delivery to the customer’s address. The Company defers those sales made to customers who purchase products from its website in the last four days of the reporting period for which the Company estimates delivery to occur in the following period. The Company uses estimates to determine when shipments are delivered based on third-party metrics for average transit time. Additionally, the Company provides a 30-day money back guarantee for web-based sales for which the Company reduces revenue by an estimate of potential future product returns related to the web-based sales, based on analyses of historical return trends and seasonality. Estimates for web-based sale returns and estimates to derive web sale shipment delivery dates may differ from actual results.

The Company’s camera products include multiple elements. Each element in a multiple element arrangement must be evaluated to determine whether it represents a separate unit of

GoPro, Inc.

Notes to consolidated financial statements

accounting. An element constitutes a separate unit of accounting when it has standalone value and delivery of an undelivered element is both probable and delivery is within the Company’s control.

The Company has determined its multiple element arrangements generally include two separate units of accounting: The first element is the hardware component (camera and accessories) and the embedded firmware essential to the functionality of the camera delivered at the time of sale. The second element is the implied right for the customer to receive post contract support included with the purchase of the Company’s camera products. PCS includes the right to receive, on a when and if available basis, future unspecified firmware upgrades and features as well as bug fixes, email and telephone support.

The Company accounts for each element separately and allocate fees from the arrangement based on the relative selling price of each element. Revenue allocated to an undelivered element is recognized over an estimated service period. The Company recognizes revenue for delivered elements only when all contractual obligations have been completed.

The Company uses a hierarchy to determine the allocation of revenue. The hierarchy is as follows: (i) vendor-specific objective evidence of fair value (VSOE), (ii) third-party evidence of selling price (TPE) and (iii) best estimate of the selling price (BESP).

i.	VSOE generally exists only when a company sells a deliverable separately and is the price actually charged by the company for that deliverable. The Company does not sell its deliverables separately and, as such, do not have VSOE.

ii.	TPE can be substantiated by determining the price that other parties sell similar or substantially similar offerings. The Company does not believe that there is accessible TPE evidence for similar deliverables since there are not comparable deliverables sold by other companies.

iii.	BESP reflects the Company’s best estimates of what the selling prices of elements would be if they were sold regularly on a stand-alone basis. The Company believes that BESP is the most appropriate methodology for determining the allocation of revenue for its multiple element arrangements.

The Company has allocated revenue between its two elements using the relative selling price method which is based on the BESP for all deliverables. Revenue allocated to the delivered hardware and the related essential software is recognized at the time of sale provided the conditions for recognition of revenue have been met. Revenue allocated to PCS is deferred and recognized on a straight-line basis over the estimated term of the support period, which is estimated to be one year based on historical experience. At December 31, 2012, 2013 and September 30, 2014 (unaudited), deferred implied PCS revenue was $3.8 million, $6.4 million and $7.4 million, respectively.

The Company’s process for determining the BESP for its deliverables involves multiple factors that may vary depending upon the unique facts and circumstances related to each deliverable. Key factors considered by the Company in developing the BESP for PCS include evaluating the level of

GoPro, Inc.

Notes to consolidated financial statements

support provided to customers and analyzing the amount of time and cost that is allocated to the Company’s efforts to develop the undelivered elements, determining the cost of its support efforts, and then adding an appropriate level of gross profit to these costs.

Sales incentives

The Company offers sales incentives through various programs, consisting primarily of cooperative advertising and marketing development fund programs. The Company records cooperative advertising and marketing development fund programs with customers as a reduction to revenue unless it receives an identifiable benefit in exchange for credits claimed by the customer and can reasonably estimate the fair value of the identifiable benefit received, in which case the Company will record it as a marketing expense. In addition, the Company offers price protection discounts to certain customers when new capture device models are released and the customer has remaining inventory on hand of the older capture device model. The Company estimates price protection discounts, which are recorded as a reduction of revenue, by evaluating inventory currently held by the customer subject to price protection. The Company records reductions to revenue for sales incentives when the related revenue is recognized.

Cost of revenue

Cost of revenue includes actual product cost, the cost of shipping, depreciation and amortization, warehousing and processing inventory, warranty replacement costs, excess and obsolete inventory write-downs, certain allocated costs and license fees paid to third parties.

Shipping costs

The Company records amounts billed to customers for shipping costs as revenue in the accompanying Consolidated Statements of Operations. The Company classifies related shipping and handling costs incurred as cost of revenue in the accompanying Consolidated Statements of Operations.

Deferred revenue

Deferred revenue is comprised of customer deposits, undelivered post contract support and undelivered web sale shipments. The cost of revenue related to deferred web sales is included in inventory.

Research and development

Research and development expense includes internal and external costs. Internal costs include employee related expenses, equipment costs, depreciation expense and allocated facility costs. External research and development expenses consist of costs associated with consultants, tooling and prototype materials.

Substantially all research and development expense is related to new research and development efforts and the designing of significant improvements to existing products. Research and development expense to establish the technological feasibility of the Company’s products are expensed as incurred. To date, the period between achieving technological feasibility and the

GoPro, Inc.

Notes to consolidated financial statements

release of products for sale has been short and development costs qualifying for capitalization have been insignificant.

Advertising costs

Advertising costs consist of costs associated with print, television and ecommerce media advertisements and are expensed as incurred. A significant amount of the Company’s promotional expenses result from payments under event, resort and athlete sponsorship contracts. Accounting for sponsorship payments is based upon specific contract provisions. These sponsorship arrangements are considered to be executory contracts and, as such, the costs are recognized as performance under the contract is received. The costs associated with preparation of sponsorship activities, including the supply of GoPro products, media team support and activation fees are considered costs of producing advertising and are expensed as incurred. Prepayments made under sponsorship agreements are included in prepaid expenses or other assets depending on the period to which the prepayment applies. Advertising costs were $23.7 million, $46.9 million, $55.5 million, $38.7 million and $32.3 million for 2011, 2012 and 2013 and the nine months ended September 30, 2013 (unaudited) and 2014 (unaudited), respectively.

Stock-based compensation

The Company accounts for stock-based compensation activity using the fair value method, which requires the measurement and recognition of compensation expense for all share-based payment awards based on estimated fair values. This method requires companies to estimate the fair value of stock-based compensation on the date of grant using an option pricing model. The Company uses the Black-Scholes option pricing model to measure stock-based compensation. The Black-Scholes model determines the fair value of share-based payment awards based on the fair value of the underlying common stock on the date of grant and is affected by assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the fair value of the underlying common stock, expected volatility over the term of the awards and actual and projected employee stock option exercise behaviors. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. The assumptions used in calculating the fair value of the stock-based awards represent management judgment. As a result, if factors change and different assumption are used, the stock-based compensation expense could be materially different in the future. Compensation expense relating to employee stock awards is recorded on a straight-line basis in the accompanying Consolidated Statements of Operations.

Stock awards issued to non-employees are accounted for at fair value. The Company believes that the fair value of the awards is more reliably measured than the fair value of services received. The Company records compensation expense based on the then-current fair values of the stock awards at each financial reporting date. Compensation recorded during the service period is adjusted in subsequent periods for changes in the stock award’s fair value until the earlier of the date at which the non-employee’s performance is complete or a performance commitment is reached, which is generally when the stock option award vests. Compensation expense relating to non-employee stock awards is recorded on a straight-line basis in the accompanying Consolidated Statements of Operations.

GoPro, Inc.

Notes to consolidated financial statements

The Company recognizes a benefit from stock-based compensation as additional paid-in capital if an incremental tax benefit is realized by following the ordering provisions of the tax law. In addition, the indirect effects of stock-based compensation deductions are reflected in the income tax provision for purposes of measuring the windfall at settlement of awards.

Sales taxes

Sales taxes collected from customers and remitted to respective governmental authorities are not included in revenue and are reflected as a liability on the accompanying Consolidated Balance Sheets.

Foreign currency

The Company and the Company’s wholly-owned subsidiaries use the U.S. dollar as their functional currency. Local currency transactions of the Company’s international operations are remeasured into U.S. dollars at the rates of exchange in effect at the date of the transaction. For those wholly-owned subsidiaries with assets or liabilities denominated in currencies other than the U.S. dollar, non-monetary assets are remeasured into U.S. dollars using historical rates of exchange. Monetary assets and liabilities are remeasured into U.S. dollars using exchange rates prevailing on the balance sheet date. Transaction gains and losses were not material for all periods presented and are included in other income (expense), net, in the accompanying Consolidated Statements of Operations.

Income taxes

The Company utilizes the asset and liability method of accounting for income taxes which requires the recognition of deferred tax assets and liabilities for expected future consequences of temporary differences between the financial reporting and income tax bases of assets and liabilities using enacted tax rates. Management makes estimates, assumptions and judgments to determine the Company’s provision for income taxes and also for deferred tax assets and liabilities, and any valuation allowances recorded against the Company’s deferred tax assets. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent the Company believes that recovery is not likely, the Company must establish a valuation allowance.

The calculation of the Company’s current provision for income taxes involves the use of estimates, assumptions and judgments while taking into account current tax laws, interpretation of current tax laws and possible outcomes of future tax audits. The Company has established reserves to address potential exposures related to tax positions that could be challenged by tax authorities. Although the Company believes its estimates, assumptions and judgments to be reasonable, any changes in tax law or its interpretation of tax laws and the resolutions of potential tax audits could significantly impact the amounts provided for income taxes in the Company’s consolidated financial statements.

The calculation of the Company’s deferred tax asset balance involves the use of estimates, assumptions and judgments while taking into account estimates of the amounts and type of future taxable income. Actual future operating results and the underlying amount and type of income could differ materially from the Company’s estimates, assumptions and judgments thereby impacting the Company’s financial position and results of operations.

GoPro, Inc.

Notes to consolidated financial statements

The Company has adopted ASC 740-10 “Accounting for Uncertainty in Income Taxes” that prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in the Company’s income tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company includes interest and penalties related to unrecognized tax benefits within income tax expense in the accompanying consolidated statements of operations. The Company has not incurred any interest or penalties related to unrecognized tax benefits in any of the periods presented.

Recent accounting pronouncements

In July 2013, the Financial Accounting Standards Board (FASB) issued a new accounting standard update on the financial statement presentation of unrecognized tax benefits. The new guidance provides that a liability related to an unrecognized tax benefit would be presented as a reduction of a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. The new guidance becomes effective for the Company on January 1, 2014 and it should be applied prospectively to unrecognized tax benefits that exist at the effective date with retrospective application permitted. The Company adopted the guidance on January 1, 2014. The guidance had no material impact to the Company’s financial position or results of operations in the first quarter of 2014.

On May 28, 2014, the Financial Accounting Standards Board issued a new accounting standard update on revenue from contracts with customers, which supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. The new guidance adheres to the core principle that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve this principle, the new guidance lists five steps that entities should follow, including identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations in the contract and recognizing revenue when the entity satisfies a performance obligation. The new guidance becomes effective for the Company on January 1, 2017, with retrospective application permitted. Early application is not permitted. The Company is currently assessing the impact of this new guidance (unaudited).

In June 2014, the FASB issued a new accounting standard update on the accounting for share-based payments when the terms of an award provide that a performance target could be achieved after the requisite service period. The amendments require that a performance target that affects vesting and that could be achieved after the requisite service period is treated as a performance condition. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. The new guidance becomes effective for the Company on January 1, 2016, with early adoption permitted. The Company does not believe the adoption of this guidance will have a material impact on its consolidated financial statements (unaudited).

GoPro, Inc.

Notes to consolidated financial statements

In August 2014, the FASB issued new guidance related to the disclosures around going concern. The new standard update provides guidance around management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption is permitted. The Company does not believe the adoption of this guidance will have a material impact on its consolidated financial statements (unaudited).

Correction of error (unaudited)

During the preparation of the condensed consolidated financial statements for the period ended June 30, 2014, the Company determined that within the consolidated statement of cash flows previously disclosed for the quarter ended March 31, 2014, net cash provided by operating activities was understated by $3.2 million and net cash used for investing activities was understated by the same amount. The Company has properly presented its consolidated statement of cash flows for the nine months ended September 30, 2014 and determined that this revision is not material to prior periods.

4. Balance sheet components

Inventories, net

Inventories, net consisted of the following:

	December 31,		September 30, 2014
(in thousands)	2012	2013

			(unaudited)
Components	$3,240	$8,000	$9,515
Finished goods	57,172	103,994	107,499

Inventories, net	$60,412	$111,994	$117,014

Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following:

	December 31,		September 30, 2014
(in thousands)	2012	2013

			(unaudited)
Prepaid income taxes	$9,529	$—	$25,064
Current deferred tax assets	7,226	15,173	14,981
Prepaid expenses	1,947	2,739	4,715
Deposits	1,193	2,049	1,584
Prepaid licenses	544	1,091	1,834
Other current assets	1,285	915	879

	$21,724	$21,967	$49,057

GoPro, Inc.

Notes to consolidated financial statements

Property and equipment, net

Property and equipment, net consisted of the following;

	Useful life (in years)	December 31,		September 30, 2014
(in thousands)		2012	2013

				(unaudited)
Leasehold improvements	3–7	$7,595	$20,111	$22,342
Computers, software, equipment and furniture	2–7	4,757	11,988	20,724
Tooling	1–4	4,197	8,799	14,860
Construction in progress		6,356	2,151	3,790
Tradeshow equipment	2–5	2,308	2,613	2,792
Automobiles	3–5	717	856	967

		25,930	46,518	65,475
Less: Accumulated depreciation and amortization		(3,490)	(14,407)	(25,136)

		$22,440	$32,111	$40,339

Depreciation expense was $0.6 million, $2.8 million, $10.9 million, $7.7 million and $11.9 million for years ended December 31, 2011, 2012 and 2013 and the nine months ended September 30, 2013 (unaudited) and September 30, 2014 (unaudited), respectively.

Goodwill and acquired intangible assets

Goodwill at December 31, 2012, 2013 and September 30, 2014 (unaudited) was as follows:

(In thousands)
Goodwill at December 31, 2012	$4,233
Acquisition	9,862

Goodwill at December 31, 2013	$14,095
Adjustments (unaudited)	—

Goodwill at September 30, 2014 (unaudited)	$14,095

Goodwill increased by approximately $9.9 million due to the acquisition of General Things, Inc. (General Things) in the fourth quarter of 2013. There were no impairments or other additions to goodwill in 2013 or the nine months ended September 30, 2014 (unaudited).

GoPro, Inc.

Notes to consolidated financial statements

Acquired intangible assets at December 31, 2012, 2013 and September 30, 2014 (unaudited) were as follows:

	December 31, 2012			Weighted average remaining useful life (in years)
(in thousands)	Gross	Accumulated amortization	Net

Developed technology	$5,330	$(1,629)	$3,701	4.2
Tradename	664	(243)	421	3.2
Customer relationships	170	(104)	66	1.2
Noncompete agreements	150	(137)	13	0.2
Domain name	15	—	15

	$6,329	$(2,113)	$4,216

	December 31, 2013			Weighted average remaining useful life (in years)
(in thousands)	Gross	Accumulated amortization	Net

Developed technology	$5,330	$(2,517)	$2,813	3.2
Tradename	664	(376)	288	2.2
Customer relationships	170	(161)	9	0.2
Noncompete agreements	311	(166)	145	1.8
Domain name	15	—	15

	$6,490	$(3,220)	$3,270

	September 30, 2014 (unaudited)			Weighted average remaining useful life (in years)
(in thousands)	Gross	Accumulated amortization	Net

Developed technology	$5,330	$(3,183)	$2,147	2.5
Tradename	664	(476)	188	1.5
Customer relationships	170	(170)	—	—
Noncompete agreements	311	(227)	84	1.1
Domain name	15	—	15

	$6,490	$(4,056)	$2,434

Amortization expense in fiscal years 2011, 2012, 2013 and the nine months ended September 30, 2013 (unaudited) and September 30, 2014 (unaudited) was $1.0 million, $1.2 million, $1.1 million, $0.8 million and $0.8 million, respectively.

GoPro, Inc.

Notes to consolidated financial statements

The estimated future amortization expense of acquired intangible assets to be charged to cost of revenue and operating expenses as of December 31, 2013, is as follows:

(in thousands)	Cost of revenue	Operating expenses	Total

Years ending December 31,
2014	$888	$223	$1,111
2015	888	197	1,085
2016	888	22	910
2017	149	—	149

	$2,813	$442	$3,255

The estimated future amortization expense of acquired intangible assets to be charged to cost of revenue and operating expenses as of September 30, 2014 (unaudited), is as follows:

(in thousands)	Cost of revenue	Operating expenses	Total

Years ending December 31,
2014 (remaining 3 months)	$221	$54	$275
2015	888	197	1,085
2016	888	22	910
2017	149	—	149

	$2,146	$273	$2,419

Other long-term assets

Other long-term assets consisted of the following:

	December 31,		September, 2014
(in thousands)	2012	2013

			(unaudited)
POP displays	$13,106	$22,379	$19,517
Deposits	1,920	2,698	5,492
Long-term licenses	—	4,000	4,062
Deferred financing charges	1,378	947	—
Long-term deferred tax assets	554	736	4,736
Deferred public offering costs	—	1,395	—

	$16,958	$32,155	$33,807

Deferred public offering costs consist principally of legal, accounting and other fees incurred through the balance sheet date that are directly related to this public offering and that will be charged to stockholders’ equity (deficit) upon the receipt of the capital raised. As of December 31, 2013 and September 30, 2014 (unaudited), $0.5 million and $0.8 million, respectively, of deferred public offering costs are included in accrued liabilities.

GoPro, Inc.

Notes to consolidated financial statements

Accrued liabilities

Accrued liabilities consisted of the following:

	December 31,		September 30, 2014
(in thousands)	2012	2013

			(unaudited)
Accrued payables	$33,112	$49,975	$45,180
Employee related liabilities	2,716	11,932	24,217
Customer deposits	1,372	1,316	3,566
Warranty liability	1,734	3,691	5,138
Taxes payable	2,561	7,766	11,340
Accrued sponsorship expense	504	2,909	1,697
Accrued sales incentives	3,314	4,909	5,066
Sales commissions	2,579	2,454	2,037
Other	822	1,439	1,687

	$48,714	$86,391	$99,928

5. Redeemable convertible preferred stock

At December 31, 2012, and 2013, there were 36,000,000 shares of Series A preferred stock authorized and 30,523,036 shares of Series A preferred stock issued and outstanding with the following terms:

Conversion

Each share of Series A preferred stock is convertible, at the option of the holder, into shares of common stock at a rate of 1-for-1. The conversion of all outstanding Series A preferred stock will occur in connection with the closing of an initial public offering, provided the aggregate offering price equals or exceeds $50.0 million.

Voting rights

The holders of shares of the Company’s Series A preferred stock vote equally with shares of common stock on an as-if converted to common stock basis on all matters, including the election of directors.

Dividend rights

The holders of each Series A share are entitled to receive any noncumulative dividends on an equal basis with common stock, when and if declared by the Board.

Redemption rights

In the event of any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, the Company is required to redeem shares of Series A preferred stock at the original issue price of $2.53 per share plus any noncumulative dividends declared by the Board. If the holders have not previously exercised the rights granted to them, the Series A preferred stock is

GoPro, Inc.

Notes to consolidated financial statements

redeemable within 365 days after July 1, 2017, subject to a majority vote of the then outstanding Series A preferred shares. As the redemption events described above could occur and are not solely within the Company’s control, all shares of preferred stock have been presented outside of permanent equity.

On December 19, 2012, certain Series A stockholders exercised their conversion right and converted 4,211,303 shares of Series A preferred stock to common stock to participate in a common share sale transaction between the Company’s principal stockholder and a new investor pursuant to the pre-existing tag-along right. On December 20, 2012, the Series A preferred stock was modified to eliminate an 8% cumulative dividend and to extend the redemption date to July 2017. The 8% cumulative dividend had been accreted using the effective interest method from the time of issue through February 28, 2016, until the 8% cumulative dividend was eliminated on December 20, 2012. The Company recorded preferred stock dividend accretion of $4.2 million and $3.4 million in the years ended December 31, 2012 and 2011, respectively. On December 21, 2012, a dividend of $1.05 per share was declared and paid to holders of common and preferred stock totaling $117.4 million. The dividend payment to the preferred stockholders represented a settlement of accumulated dividends to date, prepayments of future cumulative dividends and participation in additional dividends paid to common stockholders as contractually provided for. The cash dividend was reflected first as a reduction to preferred stock to the extent that such dividend payments were accreted, with any cash paid in excess of this amount recorded as a reduction of retained earnings until exhausted, then as a reduction of additional paid-in-capital until exhausted, and then as accumulated deficit.

Conversion of redeemable convertible preferred stock (unaudited)

Concurrent with the close of the IPO on July 1, 2014, all shares of Series A preferred stock were converted into Class B common stock.

6. Stockholders’ equity (deficit)

Preferred stock (unaudited)

Upon completion of its IPO on July 1, 2014, the Company filed a Restated Certificate of Incorporation, which authorized the issuance of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by its board of directors. As of September 30, 2014, there were 5,000,000 shares of preferred stock authorized, and no shares issued or outstanding.

Common stock

At December 31, 2012 and 2013, the Company had 150,000,000 shares of common stock authorized for issuance. At December 31, 2012 and 2013, there were 80,714,412 and 81,420,040 shares of common stock issued and outstanding, respectively.

In July 2012, the Company approved a 3-for-1 split of the Company’s common and preferred stock. All share and per share amounts in these consolidated financial statements have been adjusted to reflect this stock split.

GoPro, Inc.

Notes to consolidated financial statements

In October 2011, the Company re-incorporated in the State of Delaware and converted its no par value common stock and Series A preferred stock to a par value of $0.0001. The carrying value of common stock was adjusted to state common stock at par value.

In February 2011, the Company issued 26,839,707 shares of Series A preferred stock to its existing stockholders in exchange for the same number of common shares previously held. The common shares exchanged were subsequently cancelled. The cancellation of common shares was accounted for as a 26.8% reverse stock split. All of the share and per share amounts in these consolidated financial statements have been adjusted to reflect the reverse stock split.

On February 24, 2011, the Company amended and restated its Articles of Incorporation to increase the authorized number of post-split shares of common stock from 120.0 million to 150.0 million, and change its status from an S corporation to a C corporation.

In October 2010, the Company converted a convertible promissory note of $0.2 million plus interest of $0.1 million into 7.3 million shares of common stock.

The Company had the following shares of common stock reserved for issuance upon the exercise of equity instruments:

(in thousands)	December 31, 2013	September 30, 2014

		(unaudited)
Stock options outstanding	26,724	27,518
Restricted stock units outstanding	270	3,900
Stock options, restricted stock and RSUs available for future grants	1,306	13,403

	28,300	44,821

Common stock reclassification (unaudited)

On June 20, 2014, the Company filed a Restated Certificate of Incorporation to establish two classes of authorized common stock (Reclassification): Class A common stock and Class B common stock. As a result of the Reclassification, all outstanding shares of common stock were converted into shares of Class B common stock. As of September 30, 2014, the Company had 500,000,000 shares of Class A common stock authorized and 150,000,000 shares of Class B common stock authorized. As of September 30, 2014, 26,292,404 shares of Class A stock were issued and outstanding and 99,484,734 shares of Class B stock were issued and outstanding.

Equity incentive plan

In August 2010, the Board approved the adoption of the 2010 Equity Incentive Plan (EIP). As amended, the EIP permits the Company to grant up to 32,420,000 shares of the Company’s common stock. The EIP provides for the grant of incentive and nonqualified stock options, restricted stock, restricted stock units (RSUs) and stock appreciation rights to employees, non-employee directors and consultants of the Company. All shares that are cancelled, forfeited or expired are returned to the plan and are available for grant in conjunction with the issuance of new stock awards.

GoPro, Inc.

Notes to consolidated financial statements

The Board oversees the administration of the Company’s equity plans and generally determines eligibility, vesting schedules and other terms for awards granted under the plans. Stock options under the plan have a maximum contractual term of not more than ten years from the date of grant and are generally exercisable upon vesting. Vesting generally occurs over four years and becomes exercisable at the rate of 25% on the first anniversary of the date of grant and ratably on a monthly basis over the remaining 36-month period thereafter. Awards that provide for early exercise are subject to repurchase upon the termination of services prior to vesting. The exercise price of stock options must generally be at least 100% of the fair value of the Company’s common stock on the date of grant as determined by the Board.

Prior to the Reclassification, the EIP permitted the Company to grant up to 40,920,000 shares of the Company’s Class B common stock (unaudited).

2014 Equity Incentive Plan (unaudited)

Following the Reclassification, all shares subject to the EIP were converted into Class B common stock. The EIP terminated with the establishment of the 2014 Equity Incentive Plan (2014 EIP), and no further grants were issued out of the EIP following termination, though outstanding awards under the EIP at the time of the plan’s termination remained outstanding in accordance with their terms.

In June 2014, the Board approved the adoption of the 2014 EIP, which became effective on June 26, 2014. As of September 30, 2014, the 2014 EIP permits the Company to grant up to 13,921,880 shares of the Company’s Class A common stock, which includes 451,651 shares of Class B common stock previously reserved but unissued under the EIP that became available for issuance as Class A common stock under the 2014 EIP. The share reserve may also increase to the extent that outstanding awards under the EIP expire or terminate unexercised.

The 2014 EIP will terminate in 2024, unless sooner terminated by the Board. The 2014 EIP provides for the grant of incentive and nonqualified stock options, restricted stock, RSUs, stock appreciation rights and performance awards to employees, non-employee directors and consultants of the Company. All shares that are cancelled, forfeited or expired are returned to the 2014 EIP and are available for grant in conjunction with the issuance of new stock awards.

Employee Stock Purchase Plan (unaudited)

Concurrent with the effectiveness of the Company’s registration statement on Form S-1 on June 25, 2014, the Company’s 2014 Employee Stock Purchase Plan (ESPP) became effective. The ESPP allows eligible employees to purchase shares of the Company’s Class A common stock at a discount through payroll deductions of up to 15% of their eligible compensation, subject to any plan limitations. The ESPP generally provides for six-month offering periods, and at the end of each offering period, employees are able to purchase shares at 85% of the lower of the fair market value of the Company’s Class A common stock on the first trading day of the offering period or on the last day of the offering period

GoPro, Inc.

Notes to consolidated financial statements

Stock option activity

A summary of the Company’s stock option activity and related information is as follows:

	Shares available for grant	Options outstanding
(shares in thousands)		Shares	Weighted- average exercise price	Weighted- average grant- date fair value	Total intrinsic value of options exercised (in thousands)	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)

Outstanding at December 31, 2010:	3,268	13,043	$0.66
Additional shares authorized	12,010	—	—
Options granted	(14,100)	14,100	0.93	$1.01
Restricted stock and early exercised options granted subject to repurchase	(1,244)	—	—
RSUs granted	(270)	—	—
Exercised	—	(46)	0.24		$60
Forfeited/Cancelled	736	(736)	0.72

Outstanding at December 31, 2011:	400	26,361	$0.80
Additional shares authorized	2,100	—	—
Granted	(1,418)	1,418	5.10	$5.02
Exercised	—	(2,486)	1.11		$30,605
Forfeited/Cancelled	891	(891)	1.43

Outstanding at December 31, 2012:	1,973	24,402	$1.00			8.33	$310,454
Additional shares authorized	2,000
Granted	(2,906)	2,906	15.14	$8.45
Exercised	—	(345)	2.23		$4,564
Forfeited/Cancelled	239	(239)	6.31

Outstanding at December 31, 2013:	1,306	26,724	$2.47			7.55	$367,395

Additional shares authorized (unaudited)	21,970	—	—
Granted (unaudited)	(5,058)	5,058	19.91	$10.58
RSUs granted (unaudited)	(5,147)	—	—
Exercised (unaudited)	—	(3,932)	0.92		$84,219
Forfeited/Cancelled (unaudited)	332	(332)	11.77

Outstanding at September 30, 2014 (unaudited):	13,403	27,518	$5.79			7.38	$2,419,222

Exercisable at December 31, 2013		20,605	$0.84			7.26	$316,812

Vested and expected to vest at December 31, 2013		25,798	$2.32			7.52	$358,624

Exercisable at September 30, 2014 (unaudited)		19,356	$1.49			6.70	$1,784,809
Vested and expected to vest at September 30, 2014 (unaudited)		26,546	$5.45			7.33	$2,342,529

In December 2010, the Company granted a total of 2,400,000 stock options to two employees who are family members of the principal stockholder and Chief Executive Officer (CEO) of the Company. These stock options contain terms similar to other employee stock option grants.

The total fair value of stock options vested in the years ended December 31, 2011, 2012 and 2013 and the nine months ended September 30, 2013 (unaudited) and September 30, 2014 (unaudited) was $1.9 million, $3.0 million, $5.2 million, $3.7 million and $8.9 million, respectively.

GoPro, Inc.

Notes to consolidated financial statements

The following is a further breakdown of the options outstanding at December 31, 2013:

	Options outstanding			Options exercisable
(options in thousands)	Options outstanding	Weighted- average remaining contractual life (in years)	Weighted- average exercise price	Options exercisable	Weighted- average exercise price

Range of exercise prices
$ 0.18–0.66	11,451	6.98	$0.62	10,594	$0.62
0.76–0.76	9,757	7.46	0.76	8,706	0.76
1.52–2.96	2,119	8.05	1.91	1,071	1.83
8.30–8.30	574	8.80	8.30	184	8.30
13.72–13.72	891	9.15	13.72	28	13.72
15.40–15.40	611	9.44	15.40	22	15.40
15.59–15.59	472	9.64	15.59	—	—
16.19–16.19	849	9.88	16.19	—	—

$ 0.18–16.19	26,724	7.55	$2.47	20,605	$0.84

The following is a further breakdown of the options outstanding at September 30, 2014 (unaudited):

	Options outstanding			Options exercisable
(options in thousands)	Options outstanding	Weighted- average remaining contractual life (in years)	Weighted- average exercise price	Options exercisable	Weighted- average exercise price

Range of exercise prices
$ 0.18–0.66	8,901	6.37	$0.62	8,814	$0.62
0.76–0.76	8,712	6.72	0.76	8,310	0.76
1.52–2.96	1,767	7.31	1.91	1,147	1.87
8.30–8.30	504	8.05	8.30	243	8.30
13.72–13.72	871	8.40	13.72	347	13.72
15.40–15.40	572	8.69	15.40	204	15.40
15.59–15.59	431	8.90	15.59	122	15.59
16.19–16.19	761	9.14	16.19	13	16.19
16.22–16.22	1,125	9.33	16.22	—	—
16.39–16.39	651	9.52	16.39	14	16.39
18.40–18.40	2,800	9.68	18.40	142	18.40
38.84–41.98	192	9.81	40.85	—	—
43.96–65.23	231	9.84	49.40	—	—

$ 0.18–65.23	27,518	7.38	$5.79	19,356	$1.49

Restricted stock

The Company has granted restricted stock pursuant to its EIP. Restricted stock are share awards that, upon grant, the holder receives restricted shares of the Company’s common stock, subject to

GoPro, Inc.

Notes to consolidated financial statements

repurchase at the original issuance price upon termination of services prior to vesting. These repurchase terms are considered to be a forfeiture provision and do not result in mark-to-market accounting each reporting period. Restricted stock is legally issued and outstanding. However, restricted stock is only deemed outstanding for basic earnings per share computation purposes upon the lapse of the Company’s right of repurchase.

In June 2011, the Company issued 600,000 shares of restricted stock at a purchase price of $0.0033 per share to a related party for consulting services, which vested on the grant date. The intrinsic value on the date of grant was $0.5 million.

In December 2011, the Company issued 433,500 shares of restricted stock to a consultant at a purchase price of $1.52 per share in accordance with the terms of their service agreements, subject to monthly vesting over a three-year service period.

In October 2013, in connection with the acquisition of General Things, the Company issued 430,000 shares of restricted stock to the two founders, of which 322,500 are subject to monthly vesting over a three-year service period.

Early exercised stock options subject to repurchase

The Company has granted options that provide certain option holders the right to exercise unvested options for shares of restricted stock pursuant to its EIP. Restricted shares issued upon early exercise of stock options are legally issued and outstanding. However, these restricted shares are only deemed outstanding for basic earnings per share computation purposes upon the lapse of the Company’s right of repurchase. Cash received from option holders for exercise of unvested options is treated as a refundable deposit shown as a liability on the accompanying Consolidated Balance Sheets, and reclassified to stockholders’ equity (deficit) as the Company’s repurchase right lapses.

In December 2011, the Company granted 210,000 stock options to a consultant at an exercise price of $1.52 per share in accordance with the terms of his service agreement, subject to monthly vesting over a two-year service period. In December 2012, the stock options were exercised early and the shares were purchased.

GoPro, Inc.

Notes to consolidated financial statements

A summary of the Company’s restricted stock and early-exercised stock options subject to repurchase activity is as follows:

(in thousands except for weighted average grant date fair value)	Shares	Weighted- average grant date fair value	Aggregate intrinsic value

Non-vested shares at December 31, 2010	—	$—	$—
Granted	1,244	1.68
Vested	(600)	0.98

Non-vested shares at December 31, 2011	644	2.44	711
Vested	(212)

Non-vested shares at December 31, 2012	432	2.44	5,274
Granted	430	16.19	6,962
Vested	(375)

Non-vested shares at December 31, 2013	487	11.03	7,628
Vested (unaudited)	(215)

Non-vested shares at September 30, 2014 (unaudited)	272	13.76	25,424

The weighted average remaining vesting term for the restricted stock and unvested early-exercised stock options subject to repurchase as of December 31, 2013 and September 30, 2014 (unaudited) was 1.4 and 1.1 years, respectively. The total fair value of restricted stock and early exercised stock options subject to repurchase vested in the year ended December 31, 2012 and 2013 and the nine months ended September 30, 2013 (unaudited) and September 30, 2014 (unaudited) were $2.9 million, $6.1 million, $2.7 million and $3.1 million, respectively.

Sharing of proceeds from sale of securities

During the development stage of the Company, the founder and CEO entered into a verbal agreement with a sales employee to share 10% of any proceeds from the sale of equity securities held by the founder and CEO. As a result of the issuance of preferred stock to common stockholders in February 2011, and subsequent sale of these preferred shares by the founder and CEO to third parties, an obligation under this verbal agreement arose. In order to satisfy this obligation and any future obligations that may have arisen out of this verbal agreement, the Company entered into a written agreement and provided the following forms of compensation to the employee:

•

In March 2011, the Company paid the employee $6.1 million in cash, which was recorded as compensation expense within sales and marketing expense. Also in March 2011, the CEO reimbursed the Company for $6.1 million, which is recorded as a stockholder contribution to additional paid-in capital;

•

In June 2011, the Company issued the employee an option to purchase 6,584,427 shares of common stock at an exercise price of $0.763 per share. The options vested immediately and have a contractual life of 10 years. $6.8 million of stock compensation expense was recorded in June 2011 within sales and marketing expense as a result of this grant. Upon exercise of this

GoPro, Inc.

Notes to consolidated financial statements

option by the employee, the founder and CEO will contribute an equal number of common shares back to the Company. In June 2014 (unaudited), the employee exercised the option to purchase 665,443 shares, for which the CEO contributed the same number of shares back to the Company; and

•	In December 2011, the Company issued the employee 270,000 RSUs.

Restricted stock units

The Company has granted RSUs pursuant to its EIP. The Company issued 270,000 RSUs in December 2011 as part of the sharing of proceeds from a sale of securities. There were no RSUs awarded during the years ended December 31, 2012 and 2013.

RSUs are share awards that, upon vesting, will deliver to the holder shares of the Company’s common stock under the EIP. The vesting of the December 2011 RSU grant of 270,000 RSUs described above is based on the acquisition of the Company. No stock-based compensation expense has been recognized for this grant because satisfaction of the performance condition is not probable.

The weighted average fair value per share of the RSUs awarded in the year ended December 31, 2011 and the nine months ended September 30, 2014 (unaudited) was $2.23 and $17.39, respectively. The weighted average fair value per share was calculated based on the fair market value of the Company’s common stock on the grant date. As of December 31, 2013 and September 30, 2014 (unaudited), the fair value of RSUs outstanding was $4.4 million and $62.4 million, respectively.

Restricted stock unit activity during the nine months ended September 30, 2014 (unaudited)

Typically, vesting of RSUs is subject to the employee’s continuing service to the Company. The cost of these awards is determined using the fair value of the Company’s common stock on the date of grant, and compensation is recognized on a straight-line basis over the requisite vesting period. The Company also issues RSUs with both a market condition and a service condition. The Company estimates the fair value of these market-based RSUs using a Monte Carlo valuation model on the date of grant.

The following table summarizes the activities of the Company’s RSUs:

(in thousands except for weighted average grant date fair value)	Shares	Weighted- average grant date fair value

Non-vested shares at December 31, 2013	270	$1.52
Granted (unaudited)	5,147	17.39
Vested (unaudited)	(1,517)	18.41

Non-vested shares at September 30, 2014 (unaudited)	3,900	16.01

GoPro, Inc.

Notes to consolidated financial statements

In January 2014, the Company issued a total of 300,000 RSUs to employees, comprised of three different grants. Two of the grants, or a total of 200,000 shares, are subject to annual vesting over four years based on continued service. The third grant of 100,000 shares will vest 50% on the four-year anniversary and 50% on the five-year anniversary of the grant date based on continued service.

The balance as of September 30, 2014 included 3,000,000 RSUs subject to a market condition. These RSUs were issued to the CEO in the second quarter of fiscal 2014 and can be earned ratably over a period of three years, subject to the achievement of certain market condition milestones that were set by the Compensation and Leadership Committee. The Company estimated the fair value of these shares using a Monte Carlo valuation model with the following weighted-average assumptions:

Dividend yield	None
Expected volatility	50.9%
Risk-free interest rate	2.69%
Expected term (years)	10
Grant date fair value of underlying shares	$18.40

The weighted average remaining vesting term for RSUs as of September 30, 2014 (unaudited) was 3.0 years. The amount of unearned stock-based compensation currently estimated to be expensed with respect to RSUs at September 30, 2014 was $56.2 million. The total fair value of RSUs vested in the nine months ended September 30, 2014 was $28.5 million.

7. Stock-based compensation

The following table summarizes stock-based compensation expense related to stock options, restricted stock and RSUs for the three years ended December 31, 2011, 2012 and 2013 and the nine months ended September 30, 2013 (unaudited) and September 30, 2014 (unaudited), as follows:

	Years ended December 31,			Nine months ended September 30,
(in thousands)	2011	2012	2013	2013	2014

				(unaudited)

Stock-based compensation expense by type of award
Stock options	$8,518	$8,165	$8,468	$5,843	$11,504
ESPP	—	—	—	—	873
Restricted stock	457	991	2,419	1,504	4,906
RSUs	—	—	—	—	34,860

Total stock-based compensation expense	8,975	9,156	10,887	7,347	52,143

GoPro, Inc.

Notes to consolidated financial statements

The following table summarizes stock-based compensation expense as reported in the Company’s accompanying Consolidated Statements of Operations:

	Years ended December 31,			Nine months ended September 30,
(in thousands)	2011	2012	2013	2013	2014

				(unaudited)
Cost of revenue	$122	$333	$690	$530	$555
Research and development	261	1,452	3,003	1,737	5,486
Sales and marketing	7,690	6,335	5,670	4,077	6,293
General and administrative	902	1,036	1,524	1,003	39,809

Total stock-based compensation expense	8,975	9,156	10,887	7,347	52,143
Total tax benefit recognized	(2,897)	(1,091)	(1,104)	(838)	(14,774)

Decrease in net income	$6,078	$8,065	$9,783	$6,509	$37,369

Stock-based compensation expense related to manufacturing personnel that was capitalized into inventory was immaterial for all periods presented.

The amount of unearned stock-based compensation currently estimated to be expensed with respect to unvested employee options at December 31, 2013 and September 30, 2014 (unaudited) was $22.8 million and $58.5 million, respectively. As of December 31, 2013 and September 30, 2014 (unaudited), the weighted-average period over which the unearned stock-based compensation is expected to be recognized was 1.0 year and 3.4 years, respectively. If there are any modifications or cancellations of the underlying unvested awards, the Company may be required to accelerate, increase or cancel any remaining unearned stock-based compensation expense. Future stock-based compensation expense will increase to the extent that the Company grants additional equity awards or assumes unvested equity awards in connection with acquisitions.

Stock option valuation assumptions

The fair value of the options granted was estimated as of the grant date using the Black-Scholes option pricing model assuming the assumptions listed in the following table:

	Years ended December 31,			Nine months ended September 30,
	2011	2012	2013	2013	2014

				(unaudited)
Expected life (years)	5.0–6.1	5.1–6.1	5.3–6.1	5.3–6.1	5.3–6.3
Risk-free interest rate	1.1%–2.4%	0.8%–2.4%	0.8%–2.4%	0.8%–2.0%	1.7%–2.0%
Volatility	56%–59%	56%–60%	56%–60%	56%-60%	54%–56%
Dividend yield	0%	0%	0%	0%	0%
Expected forfeiture rate	5%	5%–7%	6%	6%	5%–6%
Weighted average fair value	$0.98	$5.08	$8.45	$8.20	$10.58

GoPro, Inc.

Notes to consolidated financial statements

Compensation amortization period

All stock-based compensation is amortized over the requisite service period of the awards, which is generally the same as the vesting period of the awards. The Company amortizes the fair value cost on a straight-line basis over the expected service periods.

Expected life

Expected life represents the period over which the Company anticipates stock-based awards to be outstanding. As the Company has undergone significant operational and structural changes, the historical exercise data do not provide a reasonable basis upon which to estimate expected life. As a result, the Company used the simplified method, as provided under Staff Accounting Bulletin Topic 14.D, “Share-Based Payment,” to calculate the expected term estimate based on the options’ vesting term and contractual terms. Under the simplified method, the expected life is equal to the average of the stock-based award’s weighted average vesting period and its contractual term.

Expected volatility

Expected volatility is a measure of the amount by which the stock price is expected to fluctuate. The Company estimates the expected volatility of its stock options at their grant date by taking the average historical volatility of a group of comparable publicly traded companies over a period equal to the expected life of the options.

Risk-free interest rate

The risk-free interest rate is the estimated average interest rate based on U.S. Treasury zero-coupon notes with terms consistent with the expected life of the awards.

Expected dividends

The Company concluded that cash dividends paid prior to being converted to a C corporation from an S corporation were solely for meeting stockholders’ tax liabilities as a pass-through entity. The cash dividend in 2012 was structured as a one-off event to return value to the stockholders, as discussed in Note 5, “Redeemable Convertible Preferred Stock.” The Company may from time to time contemplate capital transactions, including for example a nonrecurring dividend to create a liquidity event for its stockholders. However, the Company does not anticipate paying any recurring cash dividends in the foreseeable future. Consequently, the Company uses an expected dividend yield of 0% in stock option valuation models.

Expected forfeitures

Stock-based compensation expense recognized in the consolidated statements of operations for the three years ended December 31, 2013 and nine months ended September 30, 2013 (unaudited) and September 30, 2014 (unaudited) are based on awards that are expected to vest less estimated forfeitures. The Company estimates the forfeiture rate of its stock-based awards based on an analysis of actual forfeitures, employee turnover and other factors. The impact from a forfeiture rate adjustment would be recognized in full in the period in which the forfeiture rate changes and, if the actual number of future forfeitures differs from prior estimates, the Company may record adjustments to stock-based compensation, if necessary.

GoPro, Inc.

Notes to consolidated financial statements

Determining the fair value of the Company’s common stock

Determining the fair value of the Company’s common stock requires complex and subjective judgment and estimates. There is inherent uncertainty in making these judgments and estimates. The absence of an active market for the Company’s common stock required the Board to estimate the fair value of the common stock for purposes of setting the exercise price of the options and estimating the fair value of the common stock at each meeting at which options were granted based on factors such as the valuations of comparable companies, the status of the Company’s development and sales efforts, revenue growth, independent third-party valuations and additional objective and subjective factors relating to the Company’s business. The Company performed its analysis in accordance with applicable elements of the practice aid issued by the American Institute of Certified Public Accountants entitled Valuation of Privately Held Company Equity Securities Issued as Compensation. The fair value of the underlying common stock will be determined by the Board until such time as its common stock is listed on an established stock exchange.

Stock option modifications

During 2012, the Company modified options to purchase 250,000 shares of common stock of three employees to accelerate vesting and extend the time allowed to exercise the stock options in conjunction with termination of employment. The Company recorded a charge of $1.1 million related to the modification of these awards, of which $1.0 million was recorded to sales and marketing expense and the remaining amounts to research and development and general and administrative expenses based on the employees’ functional role within the Company. During 2013, the Company modified options to purchase 8,438 shares of common stock to accelerate vesting and extend the time allowed to exercise the stock options after termination of employment. The Company recorded a charge of $0.1 million related to the modification of this award to cost of revenue, based on the employee’s functional role within the Company.

Compensation cost recognized upon employee sale of shares to the CEO

In December 2012, eight employees sold 760,500 shares of their common stock for $13.0 million to the Company’s CEO. The stock was sold at $17.08 per share, which was greater than the determined fair value of the common stock at the time of sale. The fair value was determined by the Board, based on the Company’s development and sales efforts, revenue growth, independent third-party valuations and additional objective and subjective factors relating to the Company’s business. The Company determined that the amount paid by the Company’s CEO exceeded the estimated fair value of these shares by $2.6 million and concluded that the value transferred to employees in excess of the fair value of shares sold was additional compensation to the selling employees. As a result, the Company recorded compensation expense of $2.6 million, of which $0.3 million was recorded to research and development, $1.7 million was recorded to sales and marketing and $0.6 million was recorded to general and administrative expense in the accompanying Consolidated Statements of Operations, based on the employees’ functional roles within the Company. Of the 760,500 shares sold, the Company repurchased 240,000 shares from two employees who are family members of the Company’s CEO.

GoPro, Inc.

Notes to consolidated financial statements

Restricted stock and early exercised options subject to repurchase

In June 2011, the Company granted a total of 600,000 shares of restricted stock at a purchase price of $0.0033 per share to two family members of the CEO for consulting services, which vested on the grant date. These shares of restricted stock were accounted for at fair value. General and administrative expense related to these options for the year ended December 31, 2011 was $0.5 million.

In December 2011, the Company granted 433,500 shares of restricted stock and 210,000 stock options to two consultants that the Company sponsors at an exercise price of $1.52 per share in accordance with the terms of their service agreements, subject to monthly vesting over a three-year service period and a two-year service period, respectively. Sales and marketing expense related to these restricted shares for the years ended December 31, 2011, 2012 and 2013 and the nine months ended September 30, 2013 (unaudited) and September 30, 2014 (unaudited) was $1,000, $1.9 million, $3.5 million, $2.6 million and $3.8 million, respectively.

In October 2013, pursuant to the acquisition of General Things, the Company issued 430,000 shares of restricted stock to the two founders, of which 322,500 are subject to monthly vesting over a three-year service period. Research and development expense related to these restricted shares for the year ended December 31, 2013 and the nine months ended September 30, 2014 (unaudited) was $0.3 million and $1.3 million, respectively.

The amount of unearned stock-based compensation currently estimated to be expensed with respect to unvested non-employee share-based payment awards at December 31, 2013 and September 30, 2014 (unaudited) was $7.4 million and $8.0 million, respectively. As of December 31, 2013 and September 30, 2014 (unaudited), the weighted-average period over which the unearned stock-based compensation is expected to be recognized was 1.4 years and 1.1 years, respectively.

Restricted stock units (unaudited)

In January 2014, the Company issued a total of 300,000 RSUs to employees, comprised of three different grants. Two of the grants, or a total of 200,000 shares, are subject to annual vesting over four years based on continued service. The third grant of 100,000 shares will vest 50% on the four-year anniversary and 50% on the five-year anniversary based on continued service.

The balance as of September 30, 2014 included 3,000,000 RSUs subject to a market condition. These RSUs were issued to the CEO in the second quarter of fiscal 2014 and can be earned ratably over a period of three years, subject to the achievement of certain market condition milestones that were set by the Compensation and Leadership Committee.

General and administrative expense related to these RSUs for the nine months ended September 30, 2014 was $34.9 million. The amount of unearned stock-based compensation currently estimated to be expensed related to these RSUs at September 30, 2014 was $56.2 million. As of September 30, 2014, the weighted-average period over which the unearned stock-based compensation is expected to be recognized was 3.0 years.

GoPro, Inc.

Notes to consolidated financial statements

Non-employee options

In December 2011, the Company granted options to purchase 90,000 shares of common stock to consultants at an exercise price of $1.52, which vested on the grant date. Sales and marketing expense related to these options for the year ended December 31, 2011 was $0.2 million.

In April 2013, the Company granted options to purchase 44,000 shares of common stock to two contractors at an exercise price of $15.40. In September 2013, one of the contractors was terminated and the other contractor was converted to an employee on October 1, 2013. Sales and marketing expense related to these options was $0.2 million in 2013. Non-employee stock compensation expense is included in the stock-based compensation tables in this footnote.

8. Net income per share attributable to common stockholders

Basic and diluted net income per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities. The Company considers its redeemable convertible preferred stock to be participating securities. Prior to December 20, 2012, the holders of the Company’s Series A preferred stock were entitled to receive cumulative dividends at the annual rate of 8% per share per annum, payable prior and in preference to any dividends on any shares of the Company’s common stock. In the event a dividend was paid on common stock, the holders of preferred stock were entitled to a proportionate share of any such dividend as if they were holders of common stock (on an as-if converted basis). All participating dividends paid on the Series A preferred stock reduced accrued past or future preferred dividends by such amount. On December 20, 2012, the Company’s Series A preferred stock was modified to eliminate the 8% cumulative dividend. The holders of the Series A preferred stock do not have a contractual obligation to share in losses. In addition, the Company considers shares issued upon the early exercise of options subject to repurchase and non-vested restricted shares to be participating securities, as the holders of these shares have a nonforfeitable right to dividends. In accordance with the two-class method, earnings allocated to these participating securities and the related number of outstanding shares of the participating securities, which include contractual participation rights in undistributed earnings, have been excluded from the computation of basic and diluted net income (loss) per share attributable to common stockholders.

Under the two-class method, net income attributable to common stockholders after deduction of preferred stock dividends is determined by allocating undistributed earnings between the common stock and the participating securities based on their respective rights to receive dividends. In computing diluted net income attributable to common stockholders, undistributed earnings are re-allocated to reflect the potential impact of dilutive securities. Basic net income per share attributable to common stockholders is computed by dividing the net income attributable to common stockholders by the weighted-average number of common shares outstanding during the period. All participating securities are excluded from basic weighted-average common shares outstanding. Diluted net income per share attributable to common stockholders is computed by dividing the net income attributable to common stockholders by the weighted-average number of common shares outstanding, including all potentially dilutive common shares, if the effect of each class of potential shares of common stock is dilutive.

GoPro, Inc.

Notes to consolidated financial statements

Class A common stock and Class B common stock (unaudited)

In June 2014, the Company filed a Restated Certificate of Incorporation which established two classes of authorized common stock: Class A common stock and Class B common stock. As a result, all outstanding shares of common stock were converted into shares of Class B common stock. The rights of the holders of Class A and Class B common stock are identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote per share and each share of Class B common stock is entitled to ten votes per share. Each share of Class B common stock is convertible at any time at the option of the stockholder into one share of Class A common stock and has no expiration date. The Class B common stock is also convertible into Class A common stock on the same basis upon any transfer, whether or not for value, except for “Permitted Transfers” as defined in the Company’s Restated Certificate of Incorporation. Each share of Class B common stock will convert automatically into one share of Class A common stock upon the date when the outstanding shares of Class B common stock represent less than 10% of the aggregate number of shares of common stock then outstanding.

The undistributed earnings are allocated based on the contractual participation rights of the Class A and Class B common shares as if the earnings for the year have been distributed. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis. The computation of the diluted net income (loss) per share of Class A common stock assumes the conversion of Class B common stock, while diluted net income (loss) per share of Class B common stock does not assume the conversion of Class A common stock as Class A common stock is not convertible into Class B common stock.

GoPro, Inc.

Notes to consolidated financial statements

The following table presents the calculations of basic and diluted net income per share attributable to common stockholders:

	Year ended December 31,			Nine months ended September 30,
(in thousands, except per share amounts)	2011 Common	2012 Common	2013 Common	2013 Common	2014 Class A	2014 Class B

				(unaudited)

Numerator:
Allocation of net income	$24,612	$32,262	$60,578	$16,849	$417	$5,411
Less: common stock distributed earnings	(5,071)	(84,828)	—	—	—	—

Less: preferred stock distributed earnings, including accumulated accretion	(5,815)	(26,927)	—	—	—	—

Less: unvested early exercised options and restricted stock distributed earnings	—	(454)	—	—	—	—

Less: undistributed earnings allocable to:
holders of preferred stock	—	—	(16,521)	(4,601)	(72)	(932)
holders of unvested early exercised options and restricted stock	—	—	(206)	(52)	(1)	(17)

Undistributed net income (loss) attributable to common stockholders—basic	$13,726	$(79,947)	$43,851	$12,196	$344	$4,462

Add: adjustments to net income for dilutive securities allocable to:
holders of preferred stock	—	—	2,281	631	10	128
holders of unvested early exercised options and restricted stock	—	—	28	7	—	2

Reallocation of undistributed earnings as a result of conversion of Class B to Class A	—	—	—	—	4,462	—
Undistributed net income (loss) attributable to common stockholders—diluted	$13,726	$(79,947)	$46,160	$12,834	$4,816	$4,592

Distributed earnings to common stockholders	$5,071	$84,828	$—	$—	$—	$—

Denominator:
Weighted-average common shares—basic	73,481	74,226	81,018	80,914	6,941	89,964
Conversion of Class B to Class A common stock outstanding	—	—	—	—	89,964	—
Effect of potentially dilutive securities:
Stock options and RSUs	5,070	—	17,923	17,757	18,673	18,621

Weighted-average common shares—diluted	78,551	74,226	98,941	98,671	115,578	108,585

Net income per share attributable to common stockholders:
Distributed earnings—basic	$0.07	$1.15	$—	$—	$—	$—
Undistributed earnings—basic	0.19	(1.08)	0.54	0.15	0.05	0.05

Basic net income per share	$0.26	$0.07	$0.54	$0.15	$0.05	$0.05

Distributed earnings—diluted	$0.06	$1.15	$—	$—	$—	$—
Undistributed earnings—diluted	0.18	(1.08)	0.47	0.13	0.04	0.04

Diluted net income per share	$0.24	$0.07	$0.47	$0.13	$0.04	$0.04

GoPro, Inc.

Notes to consolidated financial statements

The following potentially dilutive shares of common stock subject to options, unvested stock awards and redeemable convertible preferred stock were not included in the calculation of diluted shares outstanding as the effect would have been anti-dilutive:

	Year ended December 31,			Nine months ended September 30,
(in thousands)	2011	2012	2013	2013	2014

				(unaudited)
Series A redeemable convertible preferred stock	28,744	30,523	30,523	30,523	20,237
Stock options	7,107	24,402	1,409	1,080	2,871
Unvested stock awards and stock options	2	432	380	346	376

	35,853	55,357	32,312	31,949	23,484

9. Financing arrangements

Credit facility

On December 21, 2012, the Company entered into a $170.0 million syndicated senior secured credit facility consisting of a $120.0 million three-year term loan facility and a $50.0 million four-year revolving credit facility. The Company received net proceeds of $127.6 million, net of $2.4 million of debt issuance and lender costs. The debt issuance and lender costs were allocated between the term loan facility and the revolving credit facility based on the maximum lending commitment amounts. The debt issuance costs allocated to the term loan facility are reported as deferred charges and the lender costs allocated to the term loan facility are included in the carrying value of the term loan as debt discount. The deferred issuance and lender costs allocated to the term loan facility are amortized to interest expense over the contractual term of the term loan facility using the effective interest method. Costs allocated to the revolving credit facility are deferred and amortized using the straight-line method over the four year contractual term of the revolving credit facility. Borrowings under the credit facility are collateralized by substantially all of the assets of the Company.

The term loan facility has scheduled quarterly principal repayments due on the last day of each quarter of $1.5 million per quarter in 2013, $3.0 million per quarter in 2014 and $6.0 million for the first three quarters of 2015 with the balance of $84.0 million due on December 21, 2015. The interest rate is based on the 6-month adjusted LIBOR (London Interbank Offered Rate) plus 2.5%. The initial contractual interest rate is 3.06% and will adjust every six months. The inception date effective interest rate was 3.71%. The Company may prepay the term loan at any time, without penalty. Mandatory additional principal prepayments may be required based on excess cash flows of the Company. The Company’s excess cash flows, as defined in the credit facility, for 2013 triggered a contractual principal prepayment obligation of $48.5 million, which has been classified as a current liability as of December 31, 2013. In April 2014, the Company amended the credit facility agreement for its term loan to extend the due date for this contractual principal prepayment from April 2014 to December 2014.

As of December 31, 2013, $114.0 million of the term loan was outstanding. The remaining unamortized discount was $0.4 million as of December 31, 2013. The effective interest rate on the term loan was 3.79% on December 31, 2013.

GoPro, Inc.

Notes to consolidated financial statements

The revolving credit facility matures on December 21, 2016. Principal can be paid and re-borrowed during the term of the revolving credit facility. The interest rate is based on the 3-month adjusted LIBOR plus 2.5%. The initial interest rate was 2.81% and will adjust quarterly for any balance outstanding. Mandatory additional principal repayments may be required based on excess cash flows of the Company once the term loan facility has been fully repaid. As of December 31, 2013, zero of the revolving credit facility was drawn down. As of December 31, 2013 $20.0 million of the revolving credit facility was committed to a standby letter of credit. In April 2014, the $20.0 million standby letter of credit was terminated.

The credit agreement contains customary representations and warranties and customary affirmative and negative covenants applicable to the Company and its restricted subsidiaries, including, among other things, restrictions on indebtedness, liens, investments, mergers, dispositions, prepayment of other indebtedness and dividends and other distributions. The credit agreement contains an acceleration clause for certain events related to the Company’s financial creditworthiness, including a financial covenant that requires the Company to maintain specific consolidated ratios. As of December 31, 2013, the Company was in compliance with all covenants.

Repayment of credit facility (unaudited)

Concurrent with the close of the IPO on July 1, 2014, the Company repaid, in full, the term loan outstanding of $108.0 million. The Company recorded the remaining deferred issuance costs and debt discount of $0.6 million related to the term loan as interest expense during the three months ended September 30, 2014.

In August 2014, the Company terminated the revolving credit facility and the then remaining deferred issuance costs of $0.5 million as interest expense during the three months ended September 30, 2014.

Line of credit

Prior to the credit facility in December 2012, the Company had a line of credit agreement which provided for borrowings of up to $15.0 million, which was later amended to increase the maximum amount of borrowings up to $50.0 million, with interest at the bank’s prime rate. Borrowings under this line of credit were collateralized by substantially all of the assets of the Company. During 2012, the Company failed to provide a required pledge agreement upon creation of a foreign subsidiary, failed to provide audited financial statements within 120 days after year end and did not meet the quarterly net income covenant for the quarter ended September 30, 2012. All covenant defaults were waived by the bank. In December 2012, the line of credit was cancelled due to the new credit facility that was entered in December 2012.

License financing arrangement

In August 2013, the Company entered into a Stadium Builders License Agreement (License Agreement) with the Santa Clara Stadium Authority. As part of the License Agreement, the Company will have rights during the agreement term to season tickets for a National Football League team. The cost of the license was $4.0 million, of which $3.2 million was financed with the Santa Clara Stadium Authority at an 8.5% fixed interest rate over the course of the first ten years of the new stadium. Interest was to begin accruing on March 1, 2014. The financing

GoPro, Inc.

Notes to consolidated financial statements

arrangement requires ten annual payments of $0.4 million, with an option to pay off the principal at any time without any prepayment penalty. As of December 31, 2013, the Company had made a payment of $0.4 million, and recorded a long term asset of $4.0 million and a short term liability of $3.6 million on the accompanying Consolidated Balance Sheets related to this License Agreement. In January and February 2014, the Company paid down the remaining $3.6 million related to the license agreement with the Santa Clara Stadium Authority. As of September 30, 2014 (unaudited), there were no further financial obligations related to this License Agreement outstanding.

Loan agreement

In December 2010, the Company entered into a loan agreement with a bank which provided for borrowings up to $5.0 million and bore interest at the bank’s prime rate plus 1.75%. The loan agreement expired on December 27, 2011, with no funds borrowed.

CineForm noteholders note payable

As part of the acquisition consideration of CineForm, Inc., the Company assumed $760,000 of the outstanding balance due to CineForm Noteholders. See Note 15, “Acquisition of CineForm.” The note balance was payable in six equal quarterly installments plus accrued interest at 7%. This note was fully repaid in 2012.

10. Income taxes

Income before income tax consisted of the following:

	Years ended December 31,
(in thousands)	2011	2012	2013

Domestic	$38,791	$38,714	$57,251
Foreign	—	14,496	34,078

	$38,791	$53,210	$91,329

GoPro, Inc.

Notes to consolidated financial statements

Income tax expense consisted of the following:

	Years ended December 31,
(in thousands)	2011	2012	2013

Current:
Federal	$16,687	$19,984	$28,856
State	4,323	(493)	1,634
Foreign	—	3,578	8,058

Total current	21,010	23,069	38,548

Deferred:
Federal	(5,962)	(2,247)	(7,268)
State	(869)	126	(861)
Foreign	—	—	332

Total deferred	(6,831)	(2,121)	(7,797)

Income tax expense	$14,179	$20,948	$30,751

Undistributed earnings of $36.9 million of the Company’s foreign subsidiaries are considered to be indefinitely reinvested and, accordingly, no provision for federal and state income taxes have been provided thereon. The Company intends to reinvest these earnings indefinitely in its foreign subsidiaries. If these earnings were distributed to the United States in the form of dividends or otherwise or if the shares of the relevant foreign subsidiaries were sold or otherwise transferred the Company would be subject to additional U.S. income taxes (subject to adjustment for foreign tax credits) and foreign withholding taxes. Determination of the amount of unrecognized deferred income tax liability related to these earnings is not practical.

Income tax expense reconciles to the amount computed by applying the federal statutory rate (35%) to income before income taxes as follows:

	Years ended December 31,
	2011		2012		2013
(in thousands, except percentage)	$	%	$	%	$	%

Reconciliation to statutory rate:
Tax at federal statutory rate	$13,577	35.0%	$18,623	35.0%	$31,965	35.0%
State taxes, net of federal benefit	2,229	5.8	1,384	2.6	2,344	2.6
Impact of foreign operations	—	—	(211)	(0.4)	(113)	(0.1)
Stock-based compensation	540	1.4	1,385	2.6	2,982	3.3
S corporation status benefit	(1,082)	(2.8)	—	—	—	—
S corporation conversion—DTA setup	(965)	(2.5)	—	—	—	—
Tax credits	(211)	(0.5)	(415)	(0.8)	(5,637)	(6.2)
Other	91	0.3	182	0.3	(790)	(0.9)

	$14,179	36.6%	$20,948	39.4%	$30,751	33.7%

GoPro, Inc.

Notes to consolidated financial statements

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities were as follows:

	December 31,
(in thousands)	2012	2013

Components of deferred tax assets and liabilities
Deferred tax assets:
Net operating loss carryforwards	$746	$252
Stock-based compensation	3,477	3,475
Accruals and reserves	6,973	15,463

Gross deferred tax assets	11,196	19,190
Valuation allowance	(204)	—

Total deferred tax assets	10,992	19,190

Deferred tax liabilities:
Depreciation and amortization	(1,998)	(3,063)
Intangible assets	(1,214)	(550)

Total deferred tax liabilities	(3,212)	(3,613)

Net deferred tax assets	$7,780	$15,577

Recognition of deferred tax assets is appropriate when realization of such assets is more likely than not. Based upon the weight of available evidence, which includes the Company’s historical operating performance and the U.S. cumulative net profits in prior periods, the Company believes it is more likely than not that deferred tax assets will be realized.

As of December 31, 2013, the Company’s federal and state net operating loss carryforwards for income tax purposes were $0.4 million and $0.2 million, respectively. If not utilized, the federal and state losses will begin to expire in 2022 and 2014, respectively. Utilization of these federal and state tax credit carryforwards are subject to an annual utilization limitation of $1.2 million due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions.

Uncertain income tax positions

The Company has adopted ASC 740-10 “Accounting for Uncertainty in Income Taxes.” ASC 740-10 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in the Company’s income tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company’s total amounts of gross unrecognized tax benefits as of December 31, 2013 was $9.9 million, which represented an increase in unrecognized tax benefits by $5.5 million during 2013. If recognized, $9.4 million of these unrecognized tax benefits (net of federal benefit) would be recorded as a reduction of future income tax provision for the year ending December 31, 2013.

GoPro, Inc.

Notes to consolidated financial statements

A reconciliation of the beginning and ending amount of the unrecognized income tax benefits during the years ended December 31, 2012 and 2013 are as follows:

	December 31,
(in thousands)	2011	2012	2013

Gross balance at January 1	$—	$966	$4,439
Gross increase related to current year tax positions	171	3,473	5,280
Gross increase related to prior year tax positions	795	—	179

	$966	$4,439	$9,898

The Company’s policy is to account for interest and penalties as income tax expense. As of the December 31, 2013, the Company had accrued no interest or penalties related to unrecognized tax benefits.

It is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase within the next 12 months. However, the range of the reasonably possible change cannot be reliably estimated.

The Company files income tax returns in the U.S. federal jurisdiction, certain U.S. states and Hong Kong. The Company is subject to U.S. federal income tax examination for calendar tax years ending 2010 through 2013, from 2009 through 2013 for state tax purposes and 2013 for Hong Kong. The U.S. federal and U.S. state taxing authorities may choose to audit tax returns for tax years beyond the statute of limitation period due to significant tax attribute carryforwards from prior years, making adjustments only to carryforward attributes.

The Company was contacted for audit in December 2013 by the Internal Revenue Service for the 2011 tax year which included a partial year S corporation and partial year C corporation return. At this time, the Company is not able to estimate the potential impact that the examination may have on income tax expense. If the examination is resolved unfavorably, there is a possibility it may have a material negative impact on the Company’s results of operations.

11. Related parties

Beginning in fiscal year 2013, the Company entered into agreements for certain contract manufacturing and engineering services with a company affiliated with one of its investors. In 2013 and the nine months ended September 30, 2014 (unaudited), the Company made payments of $3.6 million and $11.9 million, respectively, for services rendered. As of December 31, 2013 and September 30, 2014 (unaudited), the Company had accounts payable associated with this vendor of $3.9 million and zero, respectively.

In the second quarter of fiscal year 2013, the Company settled an outstanding legal matter with one of the CEO’s family members for $0.2 million.

In the second quarter of fiscal year 2013, the Company loaned one of its executive officers $150,000 pursuant to a demand payment loan that did not bear interest, which was fully repaid in March 2014.

GoPro, Inc.

Notes to consolidated financial statements

In the third quarter of fiscal year 2013, the Company entered into an agreement with a company affiliated with the son of one of the members of the Board to acquire certain naming rights to a sprint kart race track. As consideration for these naming rights, the Company will pay a total of $0.5 million in installments beginning in October 2013 over the naming rights period. In addition to the fee, the Company will also provide the company with 100 GoPro capture devices at no cost each year during the term of the agreement, which is three years. As of September 30, 2014 (unaudited), the Company has paid $0.2 million related to this agreement.

In December 2013, the Company entered into a separation agreement with the Company’s former Chief Financial Officer, pursuant to which the Company paid him cash severance of $0.3 million.

In fiscal year 2013 and during the nine months ended September 30, 2014 (unaudited), the Company incurred and expensed chartered aircraft fees for the use of the CEO’s private plane, for which $0.3 million was paid during the nine months ended September 30, 2014 (unaudited) and $0.4 million was accrued as of September 30, 2014 (unaudited).

In May 2014 (unaudited), the Company amended the outstanding stock options granted to the former Chief Financial Officer to facilitate the net exercise of those options and subsequently repurchased 41,154 shares of common stock from the former Chief Financial Officer’s estate at a purchase price of $18.40 per share.

On June 3, 2014 (unaudited), the Company granted to the newly hired President of the Company an option to purchase 2,227,106 shares of common stock. In addition, the Company issued the President 248,749 RSUs and the CEO 4,500,000 RSUs. Of the 4,500,000 RSUs issued to the CEO, 1,500,000 RSUs vested immediately, 1,500,000 RSUs vest over a three-year period with the attainment of a milestone stock price for 30 consecutive days, and 1,500,000 RSUs vest over a three-year period with the attainment of a second milestone stock price for 30 consecutive days.

In June 2014 (unaudited), the CEO purchased seven automobiles from the Company for a total purchase price of $0.3 million.

Other related party transactions involving the Company’s CEO are discussed in Note 6, “Stockholders’ equity (deficit).”

GoPro, Inc.

Notes to consolidated financial statements

12. Commitments, contingencies and guarantees

The following table summarizes the Company’s contractual commitments as of December 31, 2013:

(in thousands)	Total	1 year (fiscal 2014)	2-3 years (fiscal 2015 and 2016)	4-5 years (fiscal 2017 and 2018)	More than 5 years (beyond fiscal 2018)

Term loan principal and interest(1)	$118,606	$63,652	$54,954	$—	$—
Operating leases(2)	32,243	7,681	13,368	10,614	580
Sponsorship commitments(3)	34,423	18,526	15,596	301	—
License financing arrangement(4)	3,600	3,600	—	—	—
Other contractual commitments(5)	4,365	1,896	2,469	—	—
Capital equipment purchase commitments(6)	3,607	3,607	—	—	—

Total contractual cash obligations	$196,844	$98,962	$86,387	$10,915	$580

(1)	See Note 9, “Financing arrangements.” Interest payments were calculated using the applicable rate as of December 31, 2013.

(2)	The Company leases its facilities under long-term operating leases, which expire at various dates through May 2019. The lease agreements frequently include leasehold improvement incentives, escalating lease payments, renewal provisions and other provisions which require the Company to pay taxes, insurance, maintenance costs or defined rent increases.

(3)	The Company sponsors sporting events, resorts and athletes as part of its marketing efforts. In many cases, the Company enters into multi-year agreements with event organizers and athletes.

(4)	In August 2013, the Company entered into a license agreement with the Santa Clara Stadium Authority which gave it rights during the agreement term to season tickets for a National Football League team. The cost of the license was $4.0 million, of which $3.6 million remains to be paid as of December 31, 2013 and was recorded as a short-term liability on the accompanying Consolidated Balance Sheet.

(5)	In 2013, the Company purchased software licenses and engaged outside consultants to assist with upgrading or implementing its financial and IT systems, which require payments over multiple years.

(6)	The Company enters into contracts to acquire equipment for tooling and molds as part of its manufacturing operations. In addition, the Company incurs purchase commitments related to the manufacturing of its POP displays by third parties. The Company has revised the previously disclosed amount for capital equipment purchase commitments as of December 31, 2013 to correct this amount.

GoPro, Inc.

Notes to consolidated financial statements

The following table summarizes the Company’s contractual commitments as of September 30, 2014 (unaudited):

(in thousands)	Total	1 year (remaining 3 months fiscal 2014)	2-3 years (fiscal 2015 and 2016)	4-5 years (fiscal 2017 and 2018)	More than 5 years (beyond fiscal 2018)

Operating leases(1)	28,652	2,325	14,737	10,997	593
Sponsorship commitments(2)	18,228	3,001	14,103	1,124	—
Other contractual commitments(3)	7,738	292	6,075	1,371	—
Capital equipment purchase commitments(4)	6,307	6,307	—	—	—

Total contractual cash obligations	$60,925	$11,925	$34,915	$13,492	$593

(1)	The Company leases its facilities under long-term operating leases, which expire at various dates through May 2019. The lease agreements frequently include leasehold improvement incentives, escalating lease payments, renewal provisions and other provisions which require the Company to pay taxes, insurance, maintenance costs or defined rent increases.

(2)	The Company sponsors sporting events and athletes as part of its marketing efforts. In many cases, the Company enters into multi-year agreements with event organizers and athletes.

(3)	The Company purchases software licenses and engages outside consultants to assist with upgrading or implementing its financial and IT systems, which require payments over multiple years.

(4)	The Company enters into contracts to acquire equipment for tooling and molds as part of its manufacturing operations. In addition, the Company incurs purchase commitments related to the manufacturing of its POP displays by third parties.

Rent expense for the years ended December 31, 2011, 2012 and 2013 and for the nine months ended September 30, 2013 (unaudited) and September 30, 2014 (unaudited) was $0.4 million, $1.9 million, $3.9 million, $2.6 million and $5.2 million, respectively.

Legal proceedings

From time to time, the Company is involved in legal proceedings in the ordinary course of business. The Company believes that the outcome of any existing litigation, either individually or in the aggregate, will not have a material impact on the results of operations, financial condition or cash flows of the Company.

Indemnifications

In the normal course of business, the Company enters into agreements that contain a variety of representations and warranties and provide for general indemnification. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future, but have not yet been made. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

GoPro, Inc.

Notes to consolidated financial statements

Product warranty

As of December 31, 2013, $3.7 million of the warranty liability was recorded as an element of accrued liabilities and $0.2 million was recorded as an element of other long-term liabilities. As of September 30, 2014 (unaudited), $5.1 million of the warranty liability was recorded as an element of accrued liabilities and $0.3 million was recorded as an element of other long-term liabilities.

The following table summarizes the warranty liability activity:

	Years ended December 31,			Nine months ended September 30,
(in thousands)	2011	2012	2013	2014

				(unaudited)
Beginning balances	$116	$589	$1,937	$3,870
Charged to cost of revenue	1,644	2,821	7,380	6,978
Settlements of warranty claims	(1,171)	(1,473)	(5,447)	(5,465)

Ending balances	$589	$1,937	$3,870	$5,383

13. Employee retirement plan

Effective January 1, 2009, the Company established a 401(k) defined contribution retirement plan (Retirement Plan) covering U.S. full-time employees. The Retirement Plan provides for voluntary employee contributions from 1% to 86% of annual compensation, subject to a maximum limit allowed by Internal Revenue Service guidelines.

In March 2014, the Company modified its Retirement Plan to include an employer matching contribution. The Company will make a matching contribution equal to the employee’s 401(k) deferral up to 4% of their 401(k) eligible compensation per pay period. The matching contribution is retroactive to January 1, 2014.

14. Concentrations of risk and segment information

Segment information

The Company operates as one operating segment as it only reports financial information on an aggregate and consolidated basis to its CEO, who is the Company’s chief operating decision maker.

Customer concentration

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of trade receivables. The Company believes that the credit risk in its trade receivables is mitigated by the Company’s credit evaluation process, relatively short collection terms and dispersion of its customer base. The Company generally does not require collateral and losses on trade receivables have historically been within management’s expectations.

GoPro, Inc.

Notes to consolidated financial statements

As of December 31, 2012, one distributor customer accounted for 10% of the Company’s net accounts receivable balance. As of December 31, 2012 and 2013 and September 30, 2014 (unaudited), one retail customer accounted for 47%, 21% and 30% of the Company’s net accounts receivable balance, respectively. As of December 31, 2013 and September 30, 2014 (unaudited), a second retail customer accounted for 14% of the Company’s net accounts receivable balance. As of December 31, 2013, a third retail customer accounted for 11% of the Company’s net accounts receivable balance. As of September 30, 2014 (unaudited), a fourth retail customer accounted for 13% of the Company’s net accounts receivable.

In 2013 and the nine months ended September 30, 2014 (unaudited), the Company sold accounts receivables, without recourse, of $71.1 million and $121.6 million, respectively, from a customer to a third-party banking institution. Factoring fees of $0.6 million and $1.1 million in 2013 and the nine months ended September 30, 2014 (unaudited), respectively, related to the sale of trade accounts receivable were included in other income (expense), net.

Customers with revenue equal to or greater than 10% of total revenue for the years ended December 31, 2011, 2012 and 2013, and for the nine months ended September 30, 2013 (unaudited) and September 30, 2014 (unaudited) were as follows:

	Years ended December 31,			Nine months ended September 30,
	2011	2012	2013	2013	2014

				(unaudited)
A (retailer)	15%	15%	17%	15%	19%
B (distributor)	*	*	*	10%	*

*	Less than 10% of total revenue for the period indicated

Supplier concentration

The Company relies on third parties for the supply and manufacture of its capture devices. In instances where a supply and manufacture agreement does not exist or suppliers fail to perform their obligations, the Company may be unable to find alternative suppliers or satisfactorily deliver its products to its customers on time, if at all.

The Company also relies on third parties with whom it outsources supply chain activities related to inventory warehousing, order fulfillment, distribution and other direct sales logistics. The Company cannot be sure that these parties will perform their obligations as expected or that any cost savings, or other benefits will be derived from the efforts of these parties. If any of these parties breaches or terminates their agreement with the Company or otherwise fails to perform their obligations in a timely manner, the Company’s financial results may be adversely affected.

GoPro, Inc.

Notes to consolidated financial statements

Geographic and other information

Revenue by geographic region, based on ship-to destinations, was as follows:

	Year ended December 31,			Nine months ended September 30,
(in thousands)	2011	2012	2013	2013	2014

				(unaudited)
Americas	$168,450	$314,135	$557,285	$328,006	$482,769
Europe, Middle East and Africa	51,328	157,587	311,674	218,884	193,844
Asia and Pacific area countries	14,460	54,294	116,778	77,395	83,679

	$234,238	$526,016	$985,737	$624,285	$760,292

Revenue in the United States, which is included in the Americas geographic region, was $151.4 million, $278.7 million, $498.5 million, $296.4 million and $428.9 million for the years ended December 31, 2011, 2012 and 2013 and for the nine months ended September 30, 2013 (unaudited) and September 30, 2014 (unaudited), respectively.

As of December 31, 2012 and 2013 and September 30, 2014 (unaudited) long-lived assets, which represent property and equipment, located outside the United States, primarily China, were $4.0 million, $6.0 million and $13.9 million, respectively.

The Company does not disclose revenue by product category as it does not track sales incentives and other revenue adjustments by product category to report such data.

15. Acquisitions

CineForm, Inc.

On February 25, 2011, the Company acquired all of the shares of CineForm. CineForm was a provider of professional editing compression and decompression (CODEC) software that made high definition (HD) and three dimensional (3D) editing faster and more convenient without sacrificing quality. The acquisition of CineForm enabled GoPro to utilize CineForm’s compression and other proprietary technologies to enhance the video image quality of its cameras.

The total acquisition consideration for CineForm of $9.9 million consisted of $8.0 million paid at the closing (net of $0.2 million cash acquired), a holdback of $0.9 million for indemnification of representations made by the acquiree, assumption of $0.8 million of CineForm notes payable and assumption of $0.3 million of vested employee stock options. The holdback amount and notes payable were payable in six equal quarterly installments, plus 7% interest accrued on the note payable. In addition, the Company recorded acquisition-related transaction costs of $0.3 million, which were included in general and administrative expense in the accompanying Consolidated Statements of Operations.

GoPro, Inc.

Notes to consolidated financial statements

The Company has calculated the fair value of the tangible and intangible assets acquired to allocate the purchase price as of the acquisition date. The excess of purchase price over the aggregate fair values was recognized as goodwill. Based upon these calculations, the purchase price of the transaction was allocated as follows:

(in thousands)	Estimated useful life (in years)	Purchase price

Purchased intangible assets:
Developed technology	6	$5,330
Customer relationships	3	170
Tradename	5	664
Noncompete agreements	2	150
Goodwill (non-tax deductible)		4,233
Net deferred tax liabilities		(488)
Other assets and liabilities acquired, net of cash		(146)

Total assets acquired		$9,913

Cash paid		$7,955
Options issued		339
CineForm note		760
Deferred cash (holdback)		859

Total consideration issued in the acquisition		$9,913

The fair values of the intangible assets were determined using the income approach with significant inputs that are not observable in the market. Key assumptions included expected future cash flows and discount rates consistent with the assessment of risk. Purchased intangible assets are amortized using a straight-line amortization method over their estimated useful lives. Among the factors that contributed to a purchase price in excess of the fair value of the net tangible and intangible assets were the synergies in products that can be leveraged by the Company and the acquisition of an assembled workforce of experienced software engineers.

The results of operations of CineForm are included in the accompanying Consolidated Statements of Operations from the date of acquisition. The pro forma financial information has not been presented as the Company’s consolidated results of operations presented herein materially reflect the full effects of the acquisition for the fiscal years since the acquisition closed on February 25, 2011.

General Things

On October 18, 2013, the Company completed the acquisition of 100% of the shares of General Things, a leading digital design and software studio based in San Francisco, California for aggregate acquisition consideration of $17.0 million, comprised of $10.0 million of cash and $7.0 million related to 430,000 shares of the Company’s common stock. The cash consideration includes retention bonuses of $1.7 million and the shares of the Company’s common stock includes 322,500 unvested stock awards. The acquisition is expected to advance the Company’s business back-end and consumer-facing web development.

GoPro, Inc.

Notes to consolidated financial statements

Of the aggregate acquisition consideration, approximately $10.1 million was determined to be the accounting purchase price attributable to the portion of cash and common stock for which there is no remaining requisite service period. The Company expects to record $6.9 million as compensation expense over the requisite service periods following the acquisition.

The Company also recorded acquisition-related transaction costs of $0.3 million, which were included in general and administrative expenses during the year ended December 31, 2013.

The Company has calculated the fair value of the tangible and intangible assets acquired to allocate the purchase price as of the acquisition date. The excess of purchase price over the aggregate fair values was recognized as goodwill. Based upon these calculations, the purchase price of the transaction was allocated as follows:

(in thousands)	Estimated useful life (in years)	Purchase price

Purchased intangible asset:
Noncompete agreements	2	$161
Goodwill (non-tax deductible)		9,862
Other assets and liabilities acquired, net of cash		84

Total assets acquired		$10,107

The fair value of the intangible asset was determined using the income approach with significant inputs that are not observable in the market. Key assumptions included expected future cash flows and discount rates consistent with the assessment of risk. The purchased intangible asset will be amortized using a straight-line amortization method over its estimated useful lives. Among the factors that contributed to a purchase price in excess of the fair value of the net tangible and intangible assets were the synergies in products that can be leveraged by the Company and the acquisition of an assembled workforce of experienced software engineers.

The results of operations of General Things are included in the accompanying Consolidated Statements of Operations from the date of acquisition. Pro forma results of operations for the General Things acquisition have not been presented because they are not material to the Company’s consolidated results of operations.

16. Subsequent events

The Company has performed an evaluation of subsequent events through March 14, 2014, the date that the audited annual consolidated financial statements were issued.

In January 2014, the Company granted to its employees stock options to purchase 1,142,750 shares of the Company’s common stock at a weighted average exercise price of $16.22 per share. In addition, the Company issued 300,000 RSUs.

In January 2014, the Company amended one of its sponsorship agreements, which would have expired in 2015, to expire in 2014. This reduced the Company’s sponsorship commitments by $12.8 million.

GoPro, Inc.

Notes to consolidated financial statements

On February 5, 2014, the Company changed its name from Woodman Labs, Inc. to GoPro, Inc.

In January and February 2014, the Company paid down the remaining $3.6 million related to the license agreement with the Santa Clara Stadium Authority.

We have passionate ideas about what’s possible in life. Our passions lead us to pursue experiences and realities that expand our world and inspire those around us. GoPro’s focus is to help you capture and share life’s most passionate experiences and to celebrate them with others. Like how a day on the mountain with friends is better than one spent alone, the sharing of our collective experiences makes our lives more meaningful, more fun. Versatile capture devices are what we make. Enabling you to capture and share your life is what we do. This is your life.GoPro. Nicholas Woodman Founder and CEO

Gopro® Be a HERO.

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution

The following table sets forth the costs and expenses to be paid by the Registrant in connection with the sale of the shares of Class A common stock being registered hereby. All amounts are estimates except for the SEC registration fee, the FINRA filing fee and the NASDAQ listing fee.

SEC registration fee	$108,156
FINRA filing fee	140,115
NASDAQ listing fee	—
Printing and engraving	150,000
Legal fees and expenses	350,000
Accounting fees and expenses	200,000
Road show expenses	60,000
Transfer agent and registrar fees and expenses	115,000
Miscellaneous	76,729

Total	$1,200,000

Item 14. Indemnification of directors and officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

As permitted by the Delaware General Corporation Law, the Registrant’s restated certificate of incorporation contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director, except liability for the following:

•	any breach of the director’s duty of loyalty to the Registrant or its stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases); and

•	any transaction from which the director derived an improper personal benefit.

As permitted by the Delaware General Corporation Law, the Registrant’s amended and restated bylaws provide that:

•	the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions;

•	the Registrant may indemnify its other employees and agents as set forth in the Delaware General Corporation Law;

•

the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions; and

•	the rights conferred in the amended and restated bylaws are not exclusive.

The Registrant has entered into indemnification agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant’s restated certificate of incorporation and amended and restated bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director, executive officer or employee of the Registrant regarding which indemnification is sought. The indemnification provisions in the Registrant’s restated certificate of incorporation, amended and restated bylaws and the indemnification agreements entered into between the Registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the Registrant’s directors and executive officers for liabilities arising under the Securities Act.

The Registrant has directors’ and officers’ liability insurance for securities matters.

Certain of the Registrant’s directors (Michael Marks and Edward Gilhuly) are also indemnified by their respective employers with respect to their service on the Registrant’s board of directors.

Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit document	Number

Form of Underwriting Agreement	1.01
Restated Certificate of Incorporation of the Registrant	3.01
Amended and Restated Bylaws of the Registrant	3.02
Investors’ Rights Agreement, dated as of February 25, 2011, by and among the Registrant and certain investors of the Registrant, as amended March 10, 2011	4.02
Form of Indemnification Agreement	10.01

Item 15. Recent sales of unregistered securities

Since January 1, 2011, the Registrant has issued and sold the following securities:

(1) Since January 1, 2011, the Registrant has granted stock options under its 2010 Equity Incentive Plan, or 2010 Plan, to purchase 21,427,533 shares of its Class B common stock (net of expirations, forfeitures and cancellations) to a total of 780 employees, directors, consultants and other service providers, with exercise prices ranging from $0.1833 to $18.40 per share. Of these, options to purchase 2,944,618 shares of Class B common stock have been exercised to date for aggregate consideration of $4,199,870, at exercise prices ranging from $0.1833 to $16.39 per share.

(2) From June 29, 2011 to December 31, 2011, the Registrant has granted restricted stock awards under its 2010 Plan of 1,033,500 shares of its Class B common stock to a total of three employees,

directors, consultants and other service providers for aggregate consideration of $659,475.00, with purchase prices ranging from $0.0033 to $1.5167 per share.

(3) In February and March 2011, the Registrant entered into a Series A Preferred Stock Purchase Agreement pursuant to which it issued and sold to accredited investors an aggregate of 7,894,632 shares of Series A preferred stock, at a purchase price of $2.533367 per share, for aggregate consideration of $19,999,998. On July 1, 2014, these shares of Series A preferred stock converted into 7,894,632 shares of Class B common stock.

(4) In June and December 2011, the Registrant granted options under its 2010 Plan to purchase 6,584,427 shares of its Class B common stock at an exercise price of $0.7633 per share and 270,000 restricted stock units, or RSUs, to an employee.

(5) On October 18, 2013, the Registrant granted 430,000 shares of its Class B common stock to two individuals in connection with the acquisition of General Things, Inc.

(6) On January 29, 2014, the Registrant granted an aggregate of 300,000 RSUs to two employees under its 2010 Plan.

(7) In June 2014, the Registrant granted an aggregate of 4,750,379 RSUs to two employees and a director under its 2010 Plan. Of these RSUs, 1,500,000 have been settled to date.

The offers, sales and issuances of the securities described in paragraphs (1), (2), (4), (6) and (7) above were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Rule 701 promulgated under the Securities Act as transactions pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were the Registrant’s employees, directors or bona fide consultants and received the securities under its stock option plan. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

The offers, sales and issuances of the securities described in paragraphs (3) and (5) above were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Rule 506 of Regulation D promulgated thereunder in that the issuance of securities to the accredited investors did not involve a public offering. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor under Rule 501 of Regulation D.

Item 16. Exhibits and financial statement schedules

(a) Exhibits

Exhibit Number	Exhibit Title	Incorporated by Reference				Filed Herewith

		Form	File No.	Exhibit	Filing Date

1.01	Form of Underwriting Agreement.					X
3.01	Restated Certificate of Incorporation of the Registrant.	S-1	333-200038	3.01	November 10, 2014
3.02	Amended and Restated Bylaws of the Registrant.	S-1	333-200038	3.02	November 10, 2014
4.01	Form of Registrant’s Class A common stock certificate.	S-1	333-196083	4.01	May 19, 2014
4.02	Investors’ Rights Agreement, dated as of February 25, 2011, by and among the Registrant and certain investors, as amended.	S-1	333-196083	4.02	May 19, 2014
5.01	Opinion of Fenwick & West LLP regarding the legality of the securities being registered.					X
10.01	Form of Indemnity Agreement by and between the Registrant and each of its directors and executive officers.	S-1	333-196083	10.01	May 19, 2014
10.02	2010 Equity Incentive Plan, as amended, and form of stock option agreement and restricted stock unit agreement.	S-1	333-196083	10.02	May 19, 2014
10.03	2014 Equity Incentive Plan and forms thereunder.	S-1	333-196083	10.03	June 11, 2014
10.04	2014 Employee Stock Purchase Plan and forms thereunder.	S-1	333-196083	10.04	June 11, 2014
10.05	Offer Letter to Nina Richardson from the Registrant, dated February 8, 2013.	S-1	333-196083	10.05	May 19, 2014
10.06	Offer Letter to Paul Crandell from the Registrant, dated July 29, 2011.	S-1	333-196083	10.06	May 19, 2014
10.07	Offer Letter to Jack Lazar from the Registrant, dated January 17, 2014.	S-1	333-196083	10.07	May 19, 2014
10.08	Offer Letter to Sharon Zezima from the Registrant, dated August 23, 2013.	S-1	333-196083	10.08	May 19, 2014
10.09	Form of Change in Control Severance Agreement.	S-1	333-196083	10.09	May 19, 2014
10.10	Amended and Restated Change in Control Severance Agreement dated June 8, 2014, by and between Jack Lazar and the Registrant.	S-1	333-196083	10.10	June 11, 2014

Exhibit Number	Exhibit Title	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date

10.11	Contribution Agreement dated December 28, 2011 by and between Nicholas Woodman and the Registrant.	S-1	333-196083	10.11	May 19, 2014
10.12	Office Lease Agreement, dated as of November 1, 2011, by and between Locon San Mateo, LLC and the Registrant, as amended, and other leases for the Registrant’s headquarters.	S-1	333-196083	10.12	May 19, 2014
10.13	Credit Agreement, dated as of December 27, 2011, by and between Wells Fargo Bank, National Association and the Registrant, as amended.	S-1	333-196083	10.13	May 19, 2014
10.14†	Design, Manufacturing and Supply Agreement, dated as of August 18, 2011, by and between Chicony Electronics Co. Ltd. and the Registrant.	S-1	333-196083	10.14	May 19, 2014
10.15	Employment Letter to Nicholas Woodman from the Registrant, dated June 2, 2014.	S-1	333-196083	10.16	June 11, 2014
10.16	Amended and Restated Offer Letter to Anthony Bates from the Registrant, effective as of October 23, 2014.	S-1	333-200038	10.16	November 10, 2014
10.17	Amended and Restated Change in Control Severance Agreement dated June 8, 2014 by and between Nina Richardson and the Registrant.	S-1	333-196083	10.18	June 11, 2014
21.01	List of subsidiaries.	S-1	333-196083	21.01	May 19, 2014
23.01	Consent of Fenwick & West LLP (included in Exhibit 5.01).					X
23.02	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.					X
24.01	Power of Attorney (included on signature page of the registration statement and on Form S-1 filed on November 10, 2014).	S-1	333-200038	24.01	November 10, 2014
101.INS	XBRL Instance Document.					X
101.SCH	XBRL Taxonomy Extension Schema Document.					X
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.					X

Exhibit Number	Exhibit Title	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.					X
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.					X
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.					X

†	Portions of have been granted confidential treatment by the SEC.

(b) Financial statement schedules.

All financial statement schedules are omitted because they are not applicable or the information is included in the Registrant’s consolidated financial statements or related notes.

Item 17. Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Mateo, State of California, on November 17, 2014.

GOPRO, INC.

By:	/s/ Nicholas Woodman
Nicholas Woodman Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Name		Title	Date

By:	/s/ Nicholas Woodman Nicholas Woodman	Chief Executive Officer and Chairman (Principal Executive Officer)	November 17, 2014

By:	/s/ Jack Lazar Jack Lazar	Chief Financial Officer (Principal Financial and Accounting Officer)	November 17, 2014

By:	* Anthony Bates	President and Director	November 17, 2014

By:	* Michael Marks	Director	November 17, 2014

By:	* Edward Gilhuly	Director	November 17, 2014

By:	* Kenneth Goldman	Director	November 17, 2014

By:	* Peter Gotcher	Director	November 70, 2014

*By:	/s/ Jack Lazar
Jack Lazar, Attorney-in-fact

Exhibit index

Exhibit Number	Exhibit Title	Incorporated by Reference				Filed Herewith

		Form	File No.	Exhibit	Filing Date

1.01	Form of Underwriting Agreement.					X
3.01	Restated Certificate of Incorporation of the Registrant.	S-1	333-200038	3.01	November 10, 2014
3.02	Amended and Restated Bylaws of the Registrant.	S-1	333-200038	3.02	November 10, 2014
4.01	Form of Registrant’s Class A common stock certificate.	S-1	333-196083	4.01	May 19, 2014
4.02	Investors’ Rights Agreement, dated as of February 25, 2011, by and among the Registrant and certain investors, as amended.	S-1	333-196083	4.02	May 19, 2014
5.01	Opinion of Fenwick & West LLP regarding the legality of the securities being registered.					X
10.01	Form of Indemnity Agreement by and between the Registrant and each of its directors and executive officers.	S-1	333-196083	10.01	May 19, 2014
10.02	2010 Equity Incentive Plan, as amended, and form of stock option agreement and restricted stock unit agreement.	S-1	333-196083	10.02	May 19, 2014
10.03	2014 Equity Incentive Plan and forms thereunder.	S-1	333-196083	10.03	June 11, 2014
10.04	2014 Employee Stock Purchase Plan and forms thereunder.	S-1	333-196083	10.04	June 11, 2014
10.05	Offer Letter to Nina Richardson from the Registrant, dated February 8, 2013.	S-1	333-196083	10.05	May 19, 2014
10.06	Offer Letter to Paul Crandell from the Registrant, dated July 29, 2011.	S-1	333-196083	10.06	May 19, 2014
10.07	Offer Letter to Jack Lazar from the Registrant, dated January 17, 2014.	S-1	333-196083	10.07	May 19, 2014
10.08	Offer Letter to Sharon Zezima from the Registrant, dated August 23, 2013.	S-1	333-196083	10.08	May 19, 2014
10.09	Form of Change in Control Severance Agreement.	S-1	333-196083	10.09	May 19, 2014
10.10	Amended and Restated Change in Control Severance Agreement dated June 8, 2014, by and between Jack Lazar and the Registrant.	S-1	333-196083	10.10	June 11, 2014
10.11	Contribution Agreement dated December 28, 2011 by and between Nicholas Woodman and the Registrant.	S-1	333-196083	10.11	May 19, 2014
10.12	Office Lease Agreement, dated as of November 1, 2011, by and between Locon San Mateo, LLC and the Registrant, as amended, and other leases for the Registrant’s headquarters.	S-1	333-196083	10.12	May 19, 2014

Exhibit Number		Exhibit Title	Incorporated by Reference				Filed Herewith

			Form	File No.	Exhibit	Filing Date

10.13		Credit Agreement, dated as of December 27, 2011, by and between Wells Fargo Bank, National Association and the Registrant, as amended.	S-1	333-196083	10.13	May 19, 2014
10.14	†	Design, Manufacturing and Supply Agreement, dated as of August 18, 2011, by and between Chicony Electronics Co. Ltd. and the Registrant.	S-1	333-196083	10.14	May 19, 2014
10.15		Employment Letter to Nicholas Woodman from the Registrant, dated June 2, 2014.	S-1	333-196083	10.16	June 11, 2014
10.16		Amended and Restated Offer Letter to Anthony Bates from the Registrant, effective as of October 23, 2014.	S-1	333-200038	10.16	November 10, 2014
10.17		Amended and Restated Change in Control Severance Agreement dated June 8, 2014 by and between Nina Richardson and the Registrant.	S-1	333-196083	10.18	June 11, 2014
21.01		List of subsidiaries.	S-1	333-196083	21.01	May 19, 2014
23.01		Consent of Fenwick & West LLP (included in Exhibit 5.01).					X
23.02		Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.					X
24.01		Power of Attorney (included on signature page of the registration statement on Form S-1 filed on November 10, 2014).	S-1	333-200038	24.01	November 10, 2014
101.INS		XBRL Instance Document.					X
101.SCH		XBRL Taxonomy Extension Schema Document.					X
101.CAL		XBRL Taxonomy Extension Calculation Linkbase Document.					X
101.DEF		XBRL Taxonomy Extension Definition Linkbase Document.					X
101.LAB		XBRL Taxonomy Extension Label Linkbase Document.					X
101.PRE		XBRL Taxonomy Extension Presentation Linkbase Document.					X

†	Portions of have been granted confidential treatment by the SEC.